As filed with the Securities and Exchange Commission on November 17, 2005
Registration No. 333-127203

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SABINE PRODUCTION PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	1311	20-2869181
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
512 Main Street, Suite 1200
Fort Worth, Texas 76102
(800) 519-4866
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Gerald W. Haddock
Sabine Production Partners, LP
512 Main Street, Suite 1200
Fort Worth, Texas 76102
(800) 519-4866
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Joseph A. Hoffman, Esq. J. David Washburn, Esq.	G. Michael O’Leary, Esq.
Andrews Kurth LLP	Andrews Kurth LLP
1717 Main Street, Suite 3700	600 Travis Street, Suite 4200
Dallas, Texas 75201	Houston, Texas 77002
(214) 659-4400	(713) 220-4200
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions set forth under “The Transaction — Conditions of the Transaction” in the enclosed prospectus/proxy statement have been satisfied or waived.
      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
      This Registration Statement on Form S-4 has been filed by Sabine Production Partners, LP (the “Registrant”) in connection with its efforts to call a meeting of the unit holders of Sabine Royalty Trust (Commission File Number 1-8424) (referred to as “SRT”). If a meeting is called, the Registrant intends to propose for approval by the unit holders of SRT (1) the voluntarily termination and winding-up the affairs of SRT, (2) the sale and contribution by SRT of its assets, including cash assets, to the Registrant in exchange for 14,579,345 common units of the Registrant and (3) the liquidation of SRT by causing it to distribute all of such units, on a one-for-one basis, to the unit holders of SRT.
      To accomplish this, the Registrant intends to send a copy of this prospectus/proxy statement to:

•	All unit holders of record of SRT on November 7, 2005, a date selected by the Registrant, requesting that such holders (1) permit the Registrant to aggregate their units in SRT with others for purposes of calling a meeting and (2) grant representatives of the Registrant a proxy to vote such units at the meeting if (A) one can be duly called and convened and (B) the holder remains a holder on the subsequently selected record date for the meeting. We refer to the form of prospectus/proxy statement sent to these holders as our Solicitation Date Proxy.

•	All unit holders of record of SRT (other than those who have previously returned an executed proxy card) on the record date to be established for the meeting, a date to be selected in the future by the Trustee of SRT, requesting that such holders grant the Registrant a proxy to vote all units at that meeting. We refer to the form of prospectus/proxy statement sent to these holders as our Record Date Proxy.
SRT has not participated in the preparation of this prospectus/proxy statement or the solicitation represented hereby.

[LETTER TO ACCOMPANY SOLICITATION DATE PROXY ONLY]
SABINE PRODUCTION PARTNERS, LP
512 MAIN STREET, SUITE 1200
FORT WORTH, TEXAS 76102
ATTN: SABINE PRODUCTION MANAGEMENT, LLC
(800) 519-4866

PROPOSED MEETING — YOUR PARTICIPATION IS IMPORTANT
Dear Fellow Unit Holder in Sabine Royalty Trust:
      We are Sabine Production Partners, LP, a newly formed Delaware limited partnership (referred to as “we” or the “Partnership”). Like you, the undersigned Chairman is a holder of units in Sabine Royalty Trust (referred to as “SRT”). We have been recently formed by Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC. These entities, or their affiliates, have significant experience in oil and natural gas development, company building or both. As a passive entity, SRT can only possess those oil and natural gas royalty interests originally deposited with it in 1982. With production of properties in which SRT has an interest in decline, we believe that the proposed transaction creates an attractive opportunity for the holders of beneficial interests of SRT units (referred to as “SRT units”) to improve the outlook for their finite-life investment. Specifically, this proposed transaction, if consummated, will result in the opportunity for investment appreciation in a growth-oriented company. We intend to monitor and manage our operators, including the operators of the legacy assets, to the extent possible under existing contracts, to evaluate and promote their compliance with legal standards for prudent operation because we believe these efforts will lead to enhanced production, the proper development of undeveloped acreage and an extension of the productive life of producing properties. Our goal is to increase total proved oil and natural gas reserves by acquiring additional producing properties, increasing the useful lives of those properties, applying enhanced recovery techniques to improve production and overall profitability and engaging in developmental drilling. We do not intend to engage in exploratory activities due to the higher risks involved in these operations. We believe we can achieve these improvements with administrative costs that are relatively comparable to SRT’s 2005 annualized cost levels.
      Based on SRT’s own estimated reserves, SRT’s distributions cannot continue indefinitely. Due to its inherently passive nature, SRT has not acquired and cannot acquire additional properties or interests. Consequently, all of SRT’s assets will, at some point in the future, be depleted and SRT will cease to exist. We believe that production levels now in decline will continue to decline in remaining years. Specifically, although SRT may experience isolated periods of increased production, production attributable to SRT’s properties is declining. As reported by SRT, the production of the legacy assets declined from 12,893,354 Mcfe (or approximately 0.88 Mcfe per SRT unit) for 1998 to an estimated 8,882,357 Mcfe (or approximately 0.61 Mcfe per SRT unit) for 2005, a decline of 31.1% for this period or a decline of 5.2% per year on average. We also believe that, but for the recent significant increases in oil and natural gas prices, the level of royalty distributions would also be in decline. As the graphs illustrate, SRT’s oil and natural gas production has been declining as the sale price for oil and natural gas has been increasing. This prospectus/proxy statement requests that you take affirmative action now to change the fundamental business objectives of SRT.

*	The term “Mcfe” means thousand cubic feet of natural gas equivalent, which is determined using the ratio of one barrel of oil, condensate or natural gas liquids to 6 thousand cubic feet of natural gas. The above data has been compiled from the reports filed by SRT with the U.S. Securities and Exchange Commission.

**	Annualized from the first nine months of 2005.
      Like SRT, we intend to make monthly distributions to the holders of our common units of all of our available cash, which generally consists of cash on hand, less applicable reserves established by our General Partner in its discretion. The amount established as the minimum monthly distribution is subject to our right, under certain circumstances, to reduce the minimum monthly distribution. In addition, we intend to make a special cash distribution equal to $0.50 per unit to each holder of Partnership common units promptly following consummation of the proposed transaction and the completion of our proposed revolving credit facility discussed below.
      To fund the special cash distribution, to meet our working capital needs and to provide acquisition financing for the purchase of additional properties, we expect to obtain, at or about the time of the proposed transaction, a $75 million to $150 million revolving credit facility to be arranged by one or more banks, including potentially, JPMorgan Chase, N.A., TD Securities (USA) LLC and/or Union Bank of California, N.A. We have received nonbinding letters of high confidence from these lenders subject to negotiation of definitive documents and customary conditions to closing, including consummation of the proposed transaction. We do not intend to consummate the proposed transaction to the extent we are unable to obtain a credit facility of at least $75 million.
      We are soliciting proxies in order to request that existing SRT unit holders consider and act upon a series of related proposals to effect the transaction — to be initiated by us — as follows:

•	First, that the unit holders voluntarily terminate and wind-up the affairs of SRT.

•	Second, that the unit holders authorize, direct and require that the Trustee of SRT sell all of the assets of SRT, including cash assets, to us in exchange for Partnership common units representing a 98.75% interest in the Partnership and immediately liquidate SRT by distributing those Partnership common units acquired in the asset sale to the holders of SRT units on a one-for-one basis.

•	Third, that specified changes be made to the trust agreement governing SRT to, in our opinion, make it more likely that the proposed transaction will be consummated.

      Although representing separate proposals, each of these matters are expressly conditioned on one another and, as such, all must be approved by the unit holders of SRT in order for the proposed transaction to be consummated. We are also asking that the SRT unit holders approve adjournment or postponement of the meeting if necessary to solicit additional proxies.
      At the consummation of the proposed transaction, former unit holders of SRT would hold, in the aggregate, 14,579,345 limited partner interests representing a 98.75% interest in the Partnership and the General Partner of the Partnership will hold the 1.25% general partnership interest and the incentive distribution rights in the Partnership. Approval of the transaction requires the affirmative vote from the holders of a majority of SRT’s 14,579,345 outstanding units. Ultimately, your vote in connection with our proposals represents a new investment decision by you.
      According to the trust agreement, meetings of SRT unit holders will be called by the Trustee only (1) in its discretion or (2) upon the written request of SRT unit holders owning not less than ten percent of the outstanding units. Accordingly, this prospectus/proxy statement seeks your authority to aggregate your units with others so that the Trustee will call such a meeting.
      SRT units are listed on the New York Stock Exchange under the trading symbol “SBR.” We have applied to list our common units on the NYSE under the trading symbol “SBR” to commence upon the termination of SRT.
      Because the transaction would involve the issuance of partnership interests by the Partnership in exchange for the contribution of the assets of SRT, the transaction would not constitute a taxable event to SRT or its unit holders, except to the extent of cash you receive in the special cash distribution.
      We believe that your voice in the future of SRT can best be expressed through the proposed meeting. If your units are held in the name of a brokerage firm, bank, bank nominee or other institution on November 7, 2005, only it can assist with the calling of the meeting and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return the enclosed proxy card on your behalf.
      Your participation is important. We cannot proceed with the meeting unless SRT unit holders holding at least ten percent of the SRT units outstanding on November 7, 2005, provide us with authorization to do so. We do not plan to deliver the meeting demand to the Trustee until we have the affirmative vote of approximately 40% or more in interest of the SRT unit holders. We are soliciting your authorization to call the meeting and to vote your units in the event a meeting is called. To the extent you complete and return the enclosed proxy card and a meeting of the unit holders is called, we intend to vote your units at that meeting in accordance with your instructions.
      Regardless of the number of SRT units you own, it is important that you complete, sign, date and mail the enclosed proxy card.

Sabine Production Partners, LP

By: Sabine Production Management, LLC
By: Sabine Production Operating, LLC

By:

Gerald W. Haddock
Chairman

[LETTER TO ACCOMPANY RECORD DATE PROXY ONLY]
SABINE PRODUCTION PARTNERS, LP
512 MAIN STREET, SUITE 1200
FORT WORTH, TEXAS 76102
ATTN: SABINE PRODUCTION MANAGEMENT, LLC
(800) 519-4866

MEETING CALLED — YOUR VOTE IS IMPORTANT
Dear Fellow Unit Holder in Sabine Royalty Trust:
      You are cordially invited to attend a meeting of the unit holders of Sabine Royalty Trust (referred to as “SRT”) to be held at (local time) on                     , 2005 at                     , Dallas, Texas. We are sending with this letter, the Trustee’s formal notice of this important meeting and a prospectus/proxy statement describing, in detail, the matters to be addressed. You are requested to read this document carefully, and, to the extent you have not already done so, to complete, sign, date and return the enclosed proxy in the envelope provided at your earliest convenience.
      We are Sabine Production Partners, LP, a newly formed Delaware limited partnership (referred to as “we” or the “Partnership”). Like you, the undersigned Chairman is a holder of units in SRT. We have been recently formed by Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC. These entities, or their affiliates, have significant experience in oil and natural gas development, company building or both. As a passive entity, SRT can only possess those oil and natural gas royalty interests originally deposited with it in 1982. With production of properties in which SRT has an interest in decline, we believe that the proposed transaction creates an attractive opportunity for the holders of beneficial interests of SRT units (referred to as “SRT units”) to improve the outlook for their finite-life investment. Specifically, this proposed transaction, if consummated, will result in the opportunity for investment appreciation in a growth-oriented company. We intend to monitor and manage our operators, including the operators of the legacy assets, to the extent possible under existing contracts, to evaluate and promote their compliance with legal standards for prudent operation because we believe these efforts will lead to enhanced production, the proper development of undeveloped acreage and an extension of the productive life of producing properties. Our goal is to increase total proved oil and natural gas reserves by acquiring additional producing properties, increasing the useful lives of those properties, applying enhanced recovery techniques to improve production and overall profitability and engaging in developmental drilling. We do not intend to engage in exploratory activities due to the higher risks involved in these operations. We believe we can achieve these improvements with administrative costs that are relatively comparable to SRT’s 2005 annualized cost levels.
      Based on SRT’s own estimated reserves, SRT’s distributions cannot continue indefinitely. Due to its inherently passive nature, SRT has not acquired and cannot acquire additional properties or interests. Consequently, all of SRT’s assets will, at some point in the future, be depleted and SRT will cease to exist. We believe that production levels now in decline will continue to decline in remaining years. Specifically, although SRT may experience isolated periods of increased production, production attributable to SRT’s properties is declining. As reported by SRT, the production of the legacy assets declined from 12,893,354 Mcfe (or approximately 0.88 Mcfe per SRT unit) for 1998 to an estimated 8,882,357 Mcfe (or approximately 0.61 Mcfe per SRT unit) for 2005, a decline of 31.1% for this period or a decline of 5.2% per year on average. We also believe that, but for the recent significant increases in oil and natural gas prices, the level of royalty distributions would also be in decline. As the graphs illustrate, SRT’s oil and natural gas production has been declining as the sale price for oil and natural gas has been increasing. This prospectus/proxy statement requests that you take affirmative action now to change the fundamental business objectives of SRT.

*	The term “Mcfe” means thousand cubic feet of natural gas equivalent, which is determined using the ratio of one barrel of oil, condensate or natural gas liquids to 6 thousand cubic feet of natural gas. The above data has been compiled from the reports filed by SRT with the U.S. Securities and Exchange Commission.

**	Annualized from the first nine months of 2005.
      Like SRT, we intend to make monthly distributions to the holders of our common units of all of our available cash, which generally consists of cash on hand, less applicable reserves established by our General Partner in its discretion. The amount established as the minimum monthly distribution is subject to our right, under certain circumstances, to reduce the minimum monthly distribution. In addition, we intend to make a special cash distribution equal to $0.50 per unit to each holder of Partnership common units promptly following consummation of the proposed transaction and the completion of our proposed revolving credit facility discussed below.
      To fund the special cash distribution, to meet our working capital needs and to provide acquisition financing for the purchase of additional properties, we expect to obtain, at or about the time of the proposed transaction, a $75 million to $150 million revolving credit facility to be arranged by one or more banks, including potentially, JPMorgan Chase, N.A., TD Securities (USA) LLC and/or Union Bank of California, N.A. We have received nonbinding letters of high confidence from these lenders subject to negotiation of definitive documents and customary conditions to closing, including consummation of the proposed transaction. We do not intend to consummate the proposed transaction to the extent we are unable to obtain a credit facility of at least $75 million.
      We are soliciting proxies in order to request that existing SRT unit holders consider and act upon a series of related proposals to effect the transaction — to be initiated by us — as follows:

•	First, that the unit holders voluntarily terminate and wind-up the affairs of SRT.

•	Second, that the unit holders authorize, direct and require that the Trustee of SRT sell all of the assets of SRT, including cash assets, to us in exchange for Partnership common units representing a 98.75% interest in the Partnership and immediately liquidate SRT by distributing those Partnership common units acquired in the asset sale to the holders of SRT units on a one-for-one basis.

•	Third, that specified changes be made to the trust agreement governing SRT to, in our opinion, make it more likely that the proposed transaction will be consummated.

      Although representing separate proposals, each of these matters are expressly conditioned on one another and, as such, all must be approved by the unit holders of SRT in order for the proposed transaction to be consummated. We are also asking that the SRT unit holders approve adjournment or postponement of the meeting to solicit additional proxies.
      At the consummation of the proposed transaction, former unit holders of SRT would hold, in the aggregate, 14,579,345 common units constituting limited partner interests, representing a 98.75% interest in the Partnership and the General Partner of the Partnership will hold a 1.25% general partnership interest and the incentive distribution rights in the Partnership. Approval of the transaction requires the affirmative vote from the holders of a majority of SRT’s 14,579,345 outstanding units. Ultimately, your vote in connection with our proposals represents a new investment decision by you.
      SRT units are listed on the New York Stock Exchange under the trading symbol “SBR.” We have applied to list our common units on the NYSE under the trading symbol “SBR” to commence upon the termination of SRT.
      Because the transaction would involve the issuance of partnership interests by the Partnership in exchange for the contribution of the assets of SRT, the transaction would not constitute a taxable event to SRT or its unit holders, except to the extent of cash you receive in the special cash distribution.
      We believe that your voice in the future of SRT can best be expressed through this meeting. If your units are held in the name of a brokerage firm, bank, bank nominee or other institution on                     , 2005 [the Meeting Record Date], only it can vote at the meeting and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the enclosed proxy card on your behalf.
      Your vote is important. We cannot proceed with or complete the transaction unless SRT unit holders holding a majority of the SRT units outstanding on                     , 2005 [the Meeting Record Date] vote to approve each of the proposals comprising the transaction set forth in this prospectus/proxy statement at the meeting. We are soliciting your vote “FOR” each of the proposals.
      Regardless of the number of SRT units you own, it is important that they be represented at the meeting, whether or not you plan to attend. Please complete, sign, date and mail the enclosed proxy.

Sabine Production Partners, LP

By: Sabine Production Management, LLC
By: Sabine Production Operating, LLC

By:

Gerald W. Haddock
Chairman

PARTNERSHIP’S FORM OF
NOTICE OF MEETING OF UNIT HOLDERS OF
SABINE ROYALTY TRUST
TO BE HELD                     , 2005
To the Unit Holders of Sabine Royalty Trust:
      A meeting of unit holders of Sabine Royalty Trust (referred to as “SRT”) has been called by unit holders owning more than ten percent of the outstanding SRT units. This meeting will be held at                     , local time, on                     , 2005, at                     , Dallas, Texas to consider and vote on the following related proposals to effect the proposed transaction:

Proposal No. 1: To voluntarily terminate and wind-up the affairs of SRT.

Proposal No. 2: To authorize, direct and require the Trustee of SRT to contribute all of the assets of SRT, including cash, to SPP Operating, LP (referred to as “Operating Company”), the wholly owned operating subsidiary of Sabine Production Partners, LP (referred to as the “Partnership”), in exchange for 14,579,345 common units of the Partnership and cash in payment of the special cash distribution of $0.50 per SRT unit and to immediately liquidate SRT by distributing such common units and cash to the holders of the SRT units on the basis of one common unit and $0.50 for each SRT unit.

Proposal No. 3: To amend the trust agreement applicable to SRT to:

(a) cause the implementation of the Partnership’s proposed transaction;

(b) eliminate the “prudent investor rule” from application to either the Trustee or SRT; and

(c) relieve, to the maximum extent permitted by law, the Trustee from all duties, liabilities or restrictions arising out of or related to the amendments to the trust agreement or the proposed transaction, including, without limitation, with respect to the duty, if any, to evaluate the amendments or to assess the fairness or adequacy of the proposed transaction.

Proposal No. 4: To authorize the proxies to vote in their discretion “FOR” proposals for adjournment or postponement of the meeting to solicit additional proxies.
      Although representing separate proposals, each of these matters are expressly conditioned on one another and, as such, all must be approved by the unit holders of SRT in order for the proposed transaction to be consummated.
      The enclosed prospectus/proxy statement, and the related proxy card, has been prepared by the Partnership.
      This prospectus/proxy statement is being mailed to SRT unit holders of record at the close of business on                     , 2005, the record date for the meeting, and only those SRT unit holders will be entitled to provide a proxy or vote at the meeting or at any adjournments or postponements thereof. The approval of each proposal will require the affirmative vote of unit holders holding a majority of the SRT units outstanding as of the record date.
      For more information about the transaction, please review the accompanying prospectus/proxy statement.

SABINE ROYALTY TRUST

By:	BANK OF AMERICA, N.A., Trustee

By:

Name:

Title:
      The Trustee makes no recommendation as to how you should vote on the proposed transaction.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED NOVEMBER 17, 2005
PROSPECTUS/ PROXY STATEMENT
Offer to Exchange
14,579,345 common units
of
SABINE PRODUCTION PARTNERS, LP
Representing Limited Partnership Interests for
All of the assets of Sabine Royalty Trust and
for SRT to thereafter effect the distribution of the Partnership’s common units to the unit holders of SRT in connection with the termination and liquidation of SRT and for the Partnership to pay a special cash distribution to the holders of the Partnership’s common units of $0.50 per unit
      This is an offer by Sabine Production Partners, LP, a newly formed Delaware limited partnership (referred to as “we” or the “Partnership”), to the holders of beneficial interests in Sabine Royalty Trust (referred to as “SRT”) to cause the following to occur:

•	the voluntary termination and winding-up of SRT;

•	the sale of the assets of SRT to the Partnership in exchange for 14,579,345 common units, each representing a limited partnership interest in the Partnership, and the immediate liquidation of SRT by distributing the limited partnership interests acquired in the asset sale to the holders of the SRT units on a one-for-one basis; and

•	the amendment of certain provisions of the trust agreement governing SRT to, in our opinion, make it more likely that the proposed transaction will be consummated.
      This transaction is conditioned upon and subject to the terms described in this prospectus/ proxy statement, including those set forth under “The Transaction — Conditions of the Transaction.”
      Upon consummation of the contemplated transaction, the current holders of SRT units would become holders of the Partnership’s common units and the Partnership’s operating subsidiary, SPP Operating LP, will hold and administer SRT’s legacy assets, among other things. Consummation of the transaction will not constitute a taxable event to SRT or its unit holders, except to the extent of the special cash distribution. We are not currently affiliated with SRT. No dissenters’ rights are available with respect to this transaction.
      We have applied for listing of our common units on the New York Stock Exchange. The SRT units currently trade on the NYSE under the symbol “SBR.”
      The transaction proposed here involves significant risks. Among other matters, unit holders should be aware that:

•	we are a new partnership with no operating history;

•	we have not verified the reliability of SRT’s publicly available information;

•	we may have working capital needs after this transaction;

•	we may unilaterally decrease the minimum monthly distribution and target distribution levels;

•	we anticipate reporting a net loss;

•	your rights as a unit holder of the Partnership will differ from your rights as an SRT unit holder previously;

•	you will experience dilution of your indirect interest in SRT’s properties;

•	SRT unit holders were not independently represented in establishing the terms of the proposed transaction; and

•	we may not have sufficient cash to enable us to pay the minimum monthly distribution.

       Please refer to “Risk Factors” beginning on page 27 to read about these and many other factors that you should consider before voting your units in SRT or making an investment in the Partnership.
       This prospectus/proxy statement is first being mailed to unit holders of SRT on or about November      , 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus/proxy statement. Any representation to the contrary is a criminal offense.
The date of this prospectus/proxy statement is November      , 2005.

CONSERVATIVE
ACQUISITIONS

SABINE
Production Partners

LONG-LIFE
INVESTMENT

ACTIVE AND
EXPERIENCED MANAGEMENT

Downtown Fort Worth, TX

(800) 519-4866 | www.sabinepartners.com | email: info@sabinepartners.com

STRUCTURED
TO GROW

The Transaction	157
Partnership Status	158
Limited Partner Status	159
Tax Consequences of Common Unit Ownership	160
Tax Treatment of Operations	165
Disposition of Common Units	169
Uniformity of Common Units	170
Tax-Exempt Organizations and Other Investors	171
Administrative Matters	172
State, Local and Other Tax Considerations	174
INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS	175
VALIDITY OF THE COMMON UNITS	176
EXPERTS	176
INDEX TO FINANCIAL STATEMENTS	F-1
ANNEX A — AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF SABINE PRODUCTION PARTNERS, LP	A-1
ANNEX B — SABINE CORPORATION ROYALTY TRUST AGREEMENT, DATED DECEMBER 31, 1982	B-1
ANNEX C — PROPOSED FIRST AMENDMENT TO ROYALTY TRUST AGREEMENT	C-1
ANNEX D — PROPOSED TRANSFER, EXCHANGE AND ASSUMPTION AGREEMENT	D-1
Amended and Restated Regulations of Sabine Production Operating, LLC
Opinion/Consent of Andrews Kurth LLP - Securites being Registered
Opinion/Consent of Andrews Kurth LLP - Tax Matters
Opinion/Consent of Andrews Kurth LLP - Certain Trust Tax Matters
Option Agreement
Omnibus Agreement
Compensation Reimbursement Agreement
Non-Competition and Confidentiality Agreement
Consent of KPMG LLP
Consent of KPMG LLP
Form of Letter to Sabine Royalty Trust
Form of Letter to Sabine Royalty Trust
Form of Solicitation Date Proxy
Form of Press Release
Form of Letter to Sabine Royalty Trust

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 regarding the common units to be issued in the proposed transaction. As permitted by the SEC rules, this prospectus/proxy statement does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus/proxy statement, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act of 1933, as amended (referred to as the “Securities Act”). The registration statement of which this prospectus/proxy statement forms a part, including its exhibits and schedules, may be inspected and copied at the SEC’s public reference room at 100 F Street, Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. SRT’s public filings also are available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov.
      You also may request copies of these documents from us, without charge, upon written or oral request to us at 512 Main Street, Suite 1200, Fort Worth, Texas 76102 , telephone (800) 519-4866, or to our solicitation agent, Georgeson Shareholder Communications Inc., at 17 State Street, New York, NY 10004, telephone number (866) 729-6808 (banks and brokers may call (212) 440-9800). [In order to receive timely delivery of the documents, you must make your request no later than                     , 2005 [RECORD DATE PROXY ONLY]]. If you request any incorporated documents, the information agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.
      You should rely only on the information contained in this prospectus/proxy statement. We have not authorized any other person to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus/proxy statement is accurate as of any date other than the date on the cover page. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the mailing of this prospectus/proxy statement to holders of SRT units nor the issuance of the Partnership’s common units pursuant to the transaction described herein shall create any implication to the contrary.
NOTE ON SRT INFORMATION
      SRT has not cooperated with the Partnership in, and has not been involved in, the preparation of this prospectus/proxy statement and has not verified the information contained in this prospectus/proxy statement relating to SRT. In respect of information relating to SRT’s business and operations presented in, or omitted from, this prospectus/proxy statement, we have relied upon publicly available information, primarily annual, quarterly and special reports and other information publicly filed by SRT with the SEC. Information publicly filed by SRT may be examined and copies may be obtained at the places and in the manner set forth in the section captioned “Where You Can Find More Information.” Copies of these reports and other information can also be inspected at the offices in the New York Stock Exchange at 230 Broad Street, New York, New York 10005. Certain nonpublic information concerning SRT, available generally to all unit holders, was made available to us prior to our decision to prepare this prospectus/proxy statement. We were not involved in the preparation of SRT’s information and statements. As a result, we have made adjustments and assumptions in preparing the pro forma information presented in this prospectus/proxy statement that have necessarily involved estimates with respect to SRT’s financial information. Any financial or other information regarding SRT that may be detrimental to us following the acquisition of SRT’s assets that has not been publicly disclosed by SRT, or errors in estimates due to the lack of participation by SRT, may have an adverse effect on the benefits we expect the Partnership to achieve through the consummation of the transaction.
      Pursuant to Rule 409 promulgated under the Securities Act, we have omitted certain information otherwise required to be included in this prospectus/proxy statement, including certain required pro forma financial information, because obtaining such information involved unreasonable expense or delay or because such information rests peculiarly within the knowledge of the trustee or other persons not affiliated with the Partnership.

      Section 11(a) of the Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant or other expert who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement. We have requested permission from SRT for the written consent of its independent public accountant and independent petroleum engineer regarding the financial statements and reserve estimates of SRT included in this registration statement. SRT has refused such requests. As a result, after reasonable efforts, we have not been able to obtain a consent related to SRT’s independent public accountant’s opinion or a consent for the reserve report of SRT’s independent petroleum engineer, each for the fiscal year ended December 31, 2004. Under these circumstances, Rule 437(a) under the Securities Act permits us to file this registration statement without such written consents. However, as a result, such independent public accountant and independent petroleum engineer will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by such independent public accountant or reserve report prepared by such independent petroleum engineer, or for any omissions of a material fact required to be stated therein. Accordingly, you would not be able to assert a claim against such independent public accountant or independent reserve engineer under Section 11(a) of the Securities Act.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION
      The following are some of the questions that you as a holder of units in SRT may have regarding the transaction and our answers to those questions. The answers to these questions do not contain all the information relevant to your decision whether to vote in favor of the various proposals comprising the transaction, and Sabine Production Partners, LP urges you to read carefully the remainder of this prospectus/proxy statement. Throughout this prospectus/proxy statement, we refer to Sabine Production Partners, LP as “we,” “us,” “our” or the “Partnership.” Additionally, we refer to our General Partner, Sabine Production Management, LLC as the “General Partner,” and we refer to SPP Operating LP, our primary operating subsidiary, as the “Operating Company.” We refer to Sabine Production Operating, LLC, the manager of our General Partner, as the “Managing Member.”
Who is Sabine Production Partners, LP?
      We are a newly created Delaware master limited partnership. We were formed by our General Partner for the purpose of acquiring substantially all of the assets of SRT, distributing our common units to the former unit holders of SRT upon the termination and liquidation of SRT and otherwise executing the business plan discussed in this prospectus/proxy statement. Because we are a limited partnership, our operations will be managed by our General Partner. As more fully described below, our General Partner is a limited liability company whose manager is the Managing Member. The Managing Member will manage the operations of our General Partner, and our General Partner will, in turn, manage us. Pursuant to its limited liability company agreement, our General Partner has delegated its powers and authorities to manage our business and affairs to the governing board of managers of the Managing Member. See“Partnership Business and Properties — Our Structure” for a description of our organizational structure.
      Our principal executive offices are located at 512 Main Street, Suite 1200, Fort Worth, Texas, 76102 and our telephone number is (800) 519-4866. Our website will be located at www.sabinepartners.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus/proxy statement and does not constitute a part hereof.
Who is Sabine Production Management, LLC?
      Sabine Production Management, LLC is a newly created Texas limited liability company that serves as our General Partner and whose manager is the Managing Member. The General Partner owns a 1.25% general partnership interest in us and has certain incentive distribution rights in the Partnership. For additional information, see “Partnership Business and Properties” and “Cash Distribution Policy.”
Who is Sabine Production Operating, LLC?
      Sabine Production Operating, LLC is a newly created Texas limited liability company that serves as the managing member of the General Partner which, in turn, permits it to manage us.
Who is SPP Operating, LP?
      SPP Operating LP is a newly created Texas limited partnership formed and wholly owned, directly or indirectly, by the Partnership. As our operating company, its business is, on behalf of the Partnership, to monitor the operations on the legacy assets of SRT, to the extent possible under existing contracts, and to acquire, manage and operate producing oil and natural gas properties.
Who is Sabine Royalty Trust?
      The Trust. Sabine Royalty Trust is a publicly traded royalty trust that owns royalty interests in gross production of oil, gas and other minerals, free of the costs of production. The royalty properties owned by SRT are reported to consist of royalty and mineral interests, including landowner’s royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and any other similar, nonparticipatory interests in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas. As reported by SRT as of December 31, 2004, these properties are represented by approximately 5,400 tracts of land with approximately 2,950 of the tracts in Oklahoma, 1,750 in Texas, 330 in Louisiana, 200 in New Mexico, 150 in Mississippi and 12 in Florida. We refer to these interests as the legacy assets.
      SRT is a passive entity that does not engage in active business. SRT’s trust agreement limits its activities to the receipt of revenues attributable to the royalties received from the legacy assets and the distribution of such royalties, after payment of trust expenses and liabilities, to SRT unit holders. The Trustee of SRT is precluded by the trust agreement from making any investment or operating decision with respect to the legacy assets or from acquiring new properties.
      The Trustee. The Trustee of SRT is Bank of America, N.A., whose address is Trust Division, Bank of America Plaza, 17th Floor, 901 Main Street, Dallas, Texas 75202. The Trustee’s telephone number is (214) 209-2400. SRT uses the same address and telephone number for itself.
      The Trust Agreement. SRT is an express trust formed under the laws of the State of Texas by the Sabine Corporation Royalty Trust Agreement, effective December 31, 1982, between Sabine Corporation, as trustor, and InterFirst Bank Dallas, N.A., as trustee. The original trust agreement, before the amendments proposed herein, is attached as Annex B hereto. Bank of America, N.A. became trustee of SRT as successor to NationsBank, N.A., successor to InterFirst Bank Dallas, N.A. In accordance with the successor trustee provisions of the trust agreement, Bank of America, as Trustee of SRT, is subject to all the terms and conditions of the trust agreement.
Why am I receiving these materials?
      [TO BE INCLUDED IN SOLICITATION DATE PROXY ONLY:] The Partnership is sending these materials to you because you were a unit holder of SRT on November 7, 2005, a date we arbitrarily selected. Only holders of record of SRT’s units as of the close of business on that date have received this prospectus/proxy statement.
      [TO BE INCLUDED IN RECORD DATE PROXY ONLY:] The Partnership is sending these materials to you because you were a unit holder of SRT on                     , 2005, the record date selected by the Trustee for this proxy solicitation. Only holders of record of SRT units on the record date are entitled to receive notice of, and to vote at, the SRT meeting.
What am I being asked to vote on?
      [TO BE INCLUDED IN SOLICITATION DATE PROXY ONLY:] Initially, we are soliciting your authorization to request that a meeting of the unit holders of SRT be called and held. In addition, we are soliciting your proxy with respect to the following proposals that will be initiated by us at the meeting, if one is called. If you return this proxy card, you will not receive a separate proxy statement if a meeting is called. By completing and returning the proxy card, you are authorizing us to both call the meeting and vote your units as indicated for each of the following transaction proposals if a meeting is called:

•	Proposal No. 1: Voluntary Termination of SRT. The trust agreement provides that SRT may be voluntarily terminated by the vote of the holders of a majority of the outstanding units. Proposal No. 1 seeks to voluntarily terminate SRT in this manner.

See Section 2.02 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C hereto.

•	Proposal No. 2: Sale of Assets and Immediate Liquidation. As currently drafted, the trust agreement precludes the sale of trust properties or assets in the ordinary course of its business. SRT may, however, sell its assets upon a termination event. Nevertheless, in order to sell SRT’s assets for specified noncash consideration, the Trustee must receive the approval of a majority of the units outstanding. Further, the trust agreement provides that the Trustee is not required, even upon liquidation and a majority vote of SRT unit holders, to sell cash or to sell the noncash assets of SRT for noncash consideration.

Proposal No. 2 seeks to amend the terms of the trust agreement to require that the Trustee contribute all of the assets of SRT, including its cash assets, to us in exchange for 14,579,345 of the Partnership’s common units, or one common unit for every SRT unit outstanding on the effective date of the transaction, and thereafter to immediately liquidate SRT by distributing those common units to the unit holders of SRT on a one-for-one basis. Accordingly, our proposed amendment provides that (1) the Trustee shall be required to sell or contribute the assets of SRT, including its cash assets, for specified noncash consideration, (2) the Trustee’s discretion with respect to such sale will be eliminated and (3) the Trustee’s discretion with respect to the timing of the liquidation distribution will also be eliminated.

See Section 2.04 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C hereto.

•	Proposal No. 3: Amendments to the Trust Agreement. Proposal No. 3 seeks to amend the trust agreement applicable to SRT to (1) cause the implementation of our proposed transaction, (2) eliminate application of the “prudent investor rule” and (3) relieve the Trustee from certain duties, liabilities and restrictions.

Implementation. The trust agreement is a complex and interwoven document that requires numerous amendments to ensure that the transaction proposed by us can be implemented in an efficient manner. For instance, we believe it is necessary to amend the trust agreement to provide that, upon the vote of a majority of the unit holders, the sole purpose of SRT shall be to engage in our proposed transaction. In that regard, we are proposing an amendment to the trust agreement to preclude the Trustee from continuing its historical operation of SRT, except to the extent necessary to carry out the transaction proposal. Other amendments include limiting the power and authority of the Trustee, modifying the monthly record date for the payment of a final monthly distribution, requiring the Trustee to stop the transfer of the units on the books and records of SRT, requiring the Trustee to support our application to list our common units on the NYSE under the symbol “SBR,” requiring the Trustee to delist the SRT units from the Securities Exchange Act of 1934 and otherwise broadly providing for the implementation of our proposed transaction.

See Sections 1.04, 2.01, 2.03 and 3.03 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C hereto.

“Prudent Investor Rule.” As currently drafted, the trust agreement may require application of the “prudent investor rule” under the Texas Trust Code and, therefore, may require the Trustee to invest and manage the assets of SRT as a prudent investor would, by considering the purposes, terms, distribution requirements, and other circumstances of the trust. We propose to amend the terms of the trust agreement to preclude application of the “prudent investor rule” to the Trustee or SRT. In this manner, we believe that the Trustee will be more likely to cooperate with and facilitate the will of the majority of SRT unit holders who express a desire to change the fundamental business objective of their collective investment. As a result, however, the terms of our proposal may not be as favorable as the terms that might have been obtained had we negotiated with the Trustee or an independent representative of SRT unit holders on an arm’s-length basis.

See Section 2.05 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C hereto.

Relief from Certain Liabilities. As currently drafted, the trust agreement attempts to relieve the Trustee from any and all duties, restrictions and liabilities otherwise imposed upon the Trustee by the Texas Trust Act, except for specific exceptions set forth therein. Effective January 1, 1984, the Texas Trust Act was repealed and replaced with the Texas Trust Code. We propose to amend the terms of the trust agreement to provide that the Trustee shall be relieved, to the maximum extent permitted by law, from all duties, liabilities or restrictions arising out of or related to the amendments or the proposed transaction, including, with respect to its duty, if any, to evaluate the amendments that we are proposing or to assess the fairness or adequacy of the transaction proposals. In this manner, we believe that the Trustee will be more likely to cooperate with and facilitate the will of the majority of SRT unit holders who express a desire to change the fundamental business objectives of their collective investment. As a result, however, the terms of our proposal may not be as favorable as the terms that might have been obtained had we negotiated with the Trustee or an independent representative of SRT unit holders on an arm’s-length basis.

See Section 2.05 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C hereto.

•	Proposal No. 4: Proposal to Approve Adjournment or Postponement of the Meeting. Proposal No. 4 solicits your authorization for the proxies to vote in their discretion “FOR” proposals for adjournment or postponement of the meeting to solicit additional proxies.
      After completion of this transaction as described herein, SRT unit holders would own, in the aggregate 14,579,345 common units of the Partnership, representing, in the aggregate, a limited partnership interest representing a 98.75% interest in the Partnership.
      [TO BE INCLUDED IN RECORD DATE PROXY ONLY:] The essential purpose of the meeting is to obtain approval by a majority vote of SRT unit holders for SRT to exchange its assets for our common units, followed by the pro rata distribution of those common units to SRT unit holders. The specific proposals comprising the proposed transaction that you are being asked to approve, and the particular reasons why approval is necessary, are summarized as follows:

•	Proposal No. 1: Voluntary Termination of SRT. The trust agreement provides that SRT may be voluntarily terminated by the vote of the holders of a majority of the outstanding units. Proposal No. 1 seeks to voluntarily terminate SRT in this manner.

See Section 2.02 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C hereto.

•	Proposal No. 2: Sale of Assets and Immediate Liquidation. As currently drafted, the trust agreement precludes the sale of trust properties or assets in the ordinary course of its business. SRT may, however, sell its assets upon a termination event. Nevertheless, in order to sell SRT’s assets for specified noncash consideration, the Trustee must receive the approval of a majority of the units outstanding. Further, the trust agreement provides that the Trustee is not required, even upon liquidation and a majority vote of SRT unit holders, to sell cash or to sell the noncash assets of SRT for noncash consideration.

Proposal No. 2 seeks to amend the terms of the trust agreement to require that the Trustee contribute all of the assets of SRT, including its cash assets, to us in exchange for 14,579,345 of the Partnership’s common units, or one common unit for every SRT unit outstanding on the effective date of the transaction, and thereafter to immediately liquidate SRT by distributing those common units to the unit holders of SRT on a one-for-one basis. Accordingly, our proposed amendment provides that (1) the Trustee shall be required to sell or contribute the assets of SRT, including its cash assets, for specified noncash consideration, (2) the Trustee’s discretion with respect to such sale will be eliminated and (3) the Trustee’s discretion with respect to the timing of the liquidation distribution will also be eliminated.

See Section 2.04 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C hereto.

•	Proposal No. 3: Amendments to the Trust Agreement. Proposal No. 3 seeks to amend the trust agreement applicable to SRT to (1) cause the implementation of our proposed transaction, (2) eliminate application of the “prudent investor rule” and (3) relieve the Trustee from certain duties, liabilities and restrictions.

Implementation. The trust agreement is a complex and interwoven document that requires numerous amendments to ensure that the transaction proposed by us can be implemented in an efficient manner. For instance, we believe it is necessary to amend the trust agreement to provide that, upon the vote of a majority of the unit holders, the sole purpose of SRT shall be to engage in our proposed transaction. In that regard, we are proposing an amendment to the trust agreement to preclude the Trustee from continuing its historical operation of SRT, except to the extent necessary to carry out the transaction proposal. Other amendments include limiting the power and authority of the Trustee, modifying the monthly record date for the payment of a final monthly distribution, requiring the Trustee to stop the transfer of the units on the books and records of SRT, requiring the Trustee to support our application to list our common units on the NYSE under the symbol “SBR,” requiring the Trustee to delist the SRT units from the Securities Exchange Act of 1934 and otherwise broadly providing for the implementation of our proposed transaction.

See Sections 1.04, 2.01, 2.03 and 3.03 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C hereto.

“Prudent Investor Rule.” As currently drafted, the trust agreement may require application of the “prudent investor rule” under the Texas Trust Code and, therefore, may require the Trustee to invest and manage the assets of SRT as a prudent investor would, by considering the purposes, terms, distribution requirements, and other circumstances of the trust. We propose to amend the terms of the trust agreement to preclude application of the “prudent investor rule” to the Trustee or SRT. In this manner, we believe that the Trustee will be more likely to cooperate with and facilitate the will of the majority of SRT unit holders who express a desire to change the fundamental business objective of their collective investment. As a result, however, the terms of our proposal may not be as favorable as the terms that might have been obtained had we negotiated with the Trustee or an independent representative of SRT unit holders on an arm’s-length basis.

See Section 2.05 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C hereto.

Relief from Certain Liabilities. As currently drafted, the trust agreement attempts to relieve the Trustee from any and all duties, restrictions and liabilities otherwise imposed upon the Trustee by the Texas Trust Act, except for specific exceptions set forth therein. Effective January 1, 1984, the Texas Trust Act was repealed and replaced with the Texas Trust Code. We propose to amend the terms of the trust agreement to provide that the Trustee shall be relieved, to the maximum extent permitted by law, from all duties, liabilities or restrictions arising out of or related to the amendments or the proposed transaction, including, with respect to its duty, if any, to evaluate the amendments that we are proposing or to assess the fairness or adequacy of the transaction proposals. In this manner, we believe that the Trustee will be more likely to cooperate with and facilitate the will of the majority of SRT unit holders who express a desire to change the fundamental business objective of their collective investment. As a result, however, the terms of our proposal may not be as favorable as the terms that might have been obtained had we negotiated with the Trustee or an independent representative of SRT unit holders on an arm’s-length basis.

See Section 2.05 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C hereto.

•	Proposal No. 4: Proposal to Approve Adjournment or Postponement of the Meeting. Proposal No. 4 solicits your authorization for the proxies to vote in their discretion “FOR” proposals for adjournment or postponement of the meeting to solicit additional proxies.
      After completion of this transaction as described herein, SRT unit holders would own, in the aggregate 14,579,345 common units of the Partnership, representing, in the aggregate, a limited partnership interest representing a 98.75% interest in the Partnership.

Why is the Partnership proposing this transaction?
      SRT’s Trustee, Bank of America, N.A., has disclosed in SRT’s public SEC filings that, based on the estimated levels of future production and proved reserves attributable to properties in which SRT had an interest at January 1, 2005, it could be estimated that SRT still had a life span of eight to ten years. At the end of this time, SRT will dispose of those interests and terminate. By the terms of the trust agreement that created SRT, SRT cannot acquire additional properties and, to our knowledge, cannot actively manage existing properties to improve or preserve their value. As a consequence, although SRT may experience isolated periods of increased production, production attributable to SRT’s properties is declining. As reported by SRT, the production of the legacy assets declined from 12,893,354 Mcfe (or approximately 0.88 Mcfe per SRT unit) for 1998 to an estimated 8,882,357 Mcfe (or approximately 0.61 Mcfe per SRT unit) for 2005, a decline of 31.1% for this period or a decline of 5.2% per year on average. Despite this decline in production, SRT has reported that its annual reserve amounts have remained virtually constant over this period equaling 71,313,368 Mcfe at January 1, 1998 compared to 71,402,000 Mcfe at January 1, 2005. We believe, however, that unless SRT’s entity structure is converted into a form that can expand its ownership of the oil and natural gas interests and properties through selective acquisitions, SRT, and the unit holders’ investments, will gradually dwindle and disappear. The Partnership believes that the transaction will transform SRT from a finite life, passive liquidating vehicle into an active, operating and growth-oriented oil and natural gas company and thus improve the outlook for the finite life investment currently maintained by the holders of SRT units. For additional information, please see “Partnership Business and Properties — General.”
What are the operative terms of the conveyance of the SRT assets to the Partnership?
      We are proposing that SRT contribute all the assets of SRT, including the cash assets, to the Operating Company for newly issued units of the Partnership. Accordingly, we propose that SRT convey all perpetual or term mineral and perpetual or term royalty interests in oil, gas or other minerals; all overriding royalty interests, production payment interests, and other nonoperating interests; all cash, cash equivalents, deposits, reserves for contingent liabilities; copies of all books and records; all intellectual property; all interests in leases and license in systems and properties used in the business; all personal property; all goodwill; all claims against third parties and all other assets of SRT that are incidental to, related to, required to, or necessary to, operate the current business of SRT. We are also proposing that we assume all of the liabilities of SRT, including the liabilities to the Trustee for contractual indemnification under the trust agreement.
      The conveyance of the SRT assets to us will be made subject to all recorded encumbrances, agreements, defects, restrictions and adverse claims, including contingent liabilities. Further, the assets will be transferred “as is, where is” with all faults and no representations, warranties or promises of any kind being made in connection therewith. See “The Transaction — Contribution of SRT Assets” for further discussion of the operative terms of our proposed acquisition.
Why has the Partnership proposed that the transaction be structured this way?
      The General Partner considered various alternatives to the proposed transaction, including the negotiated sale of the assets of SRT by the Trustee, an exchange offer followed by a “second-step” merger and others. However, it was ultimately concluded that the voice of the unit holders in the future of SRT could best be expressed by their vote at a meeting called by the unit holders. In this manner, we expect to:

•	provide a forum where the unit holders of SRT can come together to discuss the future of SRT;

•	clearly demonstrate to the Trustee and others the desires of a majority of SRT unit holders concerning the type of investment they desire to hold and the desired investment objectives related thereto; and

•	provide for the necessary changes to the trust agreement to cause the implementation of the proposed transaction.

How was the purchase price for the assets determined?
      The offer discussed in this prospectus/proxy statement to exchange 14,579,345 common units of the Partnership (equaling the same number of SRT units outstanding) for all of the assets of SRT was determined by us, without any arm’s-length discussions with the Trustee or any third party. Further, the decision to structure the transaction so that immediately after the transaction the general partnership interest held by us would represent a 1.25% interest in the Partnership, together with certain incentive distribution rights, was also made by us without any arm’s-length discussions with the Trustee or any third party. The consideration paid by the General Partner for its interest in the Partnership consists of advancing approximately $1,550,000 of pre-closing costs in connection with the formation of the Partnership and this transaction, all of which we expect to be ultimately reimbursed to our General Partner should the proposed transaction be consummated. See “The Transaction — Costs and Expenses” and “Certain Relationships and Related Party Transactions — Expenses of the Proposed Transaction.” Based on the following, we believe that this arrangement is fair to the unit holders of SRT:

•	the structure of the proposed transactions;

•	the inherently passive nature of SRT when compared to the opportunity available to investors in a growth-oriented investment vehicle;

•	the fact that we intend to distribute a minimum monthly distribution determined by reference to SRT’s historical average monthly distribution rate;

•	the efforts of our General Partner to date and its ongoing duties and responsibilities; and

•	the benefits to the SRT unit holders in the revitalization of their investment, which, over time, should lessen the reliance upon royalty distributions from the legacy assets.

      Moreover, while not modeled after any particular structure, we believe the proposed arrangement to be consistent with our review of other compensation and equity arrangements of other publicly traded master limited partnerships.
Has the Partnership held discussions with SRT or its Trustee and, if so, does the Trustee support or oppose the proposed transaction?
      Although we advised the Trustee of our intentions, the Trustee has been unwilling to engage in any significant discussions with the Partnership to date. SRT is a passive entity that does not engage in an active business. SRT’s trust agreement does not allow SRT’s Trustee, Bank of America, N.A., to support or oppose the proposals or to take any actions with respect to the proposed transaction. As a result, to our knowledge, the Trustee has not expressed an opinion regarding the transaction or made a recommendation with respect to the support or opposition of the proposals. We intend to attempt to engage the Trustee in additional discussions about our proposed transaction as we move toward closing. See “Background and Reasons for the Transaction.”
Was an independent representative engaged on behalf of SRT unit holders or did the Trustee receive a fairness opinion with respect to this transaction?
      No. No independent representative of the holders of SRT units was engaged for purposes of negotiating the terms of the transaction, nor was a fairness opinion, appraisal or other valuation report related to the transaction obtained from an unaffiliated third party. The absence of these protections was considered by us, but was not judged to be significant in determining the fairness of the proposed transaction. We believe that any fairness determination that we would obtain or initiate from a valuation expert that we would select would be of limited benefit, and thus of little protection, to the SRT unit holders. In our view, fairness determinations and valuation assessments generally support the determination or assessment of the party requesting the determination. We believe that once a unit holder properly “discounts” the value of the opinion for the fact that the valuation firm was selected and the determination was requested and paid for by the Partnership, the “net” value to unit holders is marginal. In transactions of this nature, investment bankers, valuation experts and others who provide such opinions, typically attempt to limit the extent to which the ultimate recipients of such information (in this case, the unit holders) can rely on the conclusions reached. As such, the Partnership has concluded that the benefits to be obtained, if any, have been outweighed by the costs. Moreover, if the transaction is consummated (the only scenario relevant to the unit holders), the cost of obtaining the fairness opinion would be passed along to the surviving entity and thus would otherwise reduce the amount available for distribution to them. We believe that a better indication of the fairness of the proposed transaction is the market’s response and the response of SRT’s many unit holders. We determined that the likelihood that such an unaffiliated representative of the unit holders or a fairness opinion, appraisal or other valuation report would add value to the process of structuring the transaction was minimal and was outweighed by the costs, estimated to range from $100,000 to $500,000, of retaining such a representative or obtaining such an assessment. As a result, the terms of the proposed transaction may not be as favorable as the terms that might have been obtained had we negotiated with an independent representative of SRT unit holders on an arm’s-length basis or obtained a fairness opinion, appraisal or other valuation as part of our evaluation of the proposed transaction.
Are there any conditions on the Partnership’s willingness to consummate the proposed transaction?
      Yes. The Partnership’s willingness to complete the transaction and to pay the special cash distribution is subject to several conditions referred to below under “The Transaction — Conditions of the Transaction,” including the following:

•	The “registration statement condition” — the registration statement of which this prospectus/proxy statement is a part shall have become effective under the Securities Act.

•	The “voting approval condition” — the affirmative vote of holders of a majority of the SRT units outstanding is needed to approve each proposal comprising a part of the transaction. As of the record date for the meeting, there were 14,579,345 SRT units outstanding. Therefore, at least 7,289,673 SRT units must be voted in favor of each proposal (referred to as “majority approval”). Because each of the proposals is expressly conditioned on the approval of all other proposals, the proposed transaction can only be consummated if each of the proposals receives majority approval.

•	The “NYSE condition” — the common units of the Partnership to be distributed to holders of SRT units in the transaction shall have been authorized for listing on the NYSE, subject only to official notice of issuance.

•	The “material adverse change condition” — the Partnership shall not have become aware of any material adverse change in the business, financial condition, operations or prospects of SRT or the proposed transaction since the date of filing of SRT’s last public report on Form 10-K or Form 10-Q, as applicable.

•	The “financing condition” — the Partnership shall have established a revolving credit facility with a minimum borrowing capacity of $75 million, on terms deemed acceptable to the General Partner.

      The satisfaction or existence of the material adverse change condition will be determined by the Partnership in its sole discretion. To the extent any one or more of the conditions is not met, the Partnership reserves the right to abandon the proposed transaction at any time. No assurances can be given that the conditions to the proposed transaction will be satisfied or that we will consummate the proposed transaction.
Does the Partnership have the financial resources to complete the transaction?
      The Partnership estimates that the total amount of cash required of it to complete the transaction, including payment of certain fees, expenses and other related amounts incurred prior to the transaction, and to fund the special cash distribution of $7,289,673 will be approximately $8,840,000. Other costs and expenses, estimated at approximately $1,000,000, will be incurred directly by the Partnership. We expect to have sufficient funds to complete the transaction and to pay fees, expenses and other related amounts through a combination of SRT’s expected cash balance and borrowings under our proposed credit facility and, to a much lesser extent, our cash on hand. As reported on SRT’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, SRT had approximately $4.5 million of cash and cash equivalents. For additional information please see “The Transaction — Costs and Expenses of the Transaction.”

Is the Partnership’s financial condition relevant to my decision?
      Yes. We believe that the Partnership’s financial condition is relevant to your decision to vote because, if the transaction is approved and consummated, all SRT unit holders will receive the Partnership’s common units and their investment in SRT will cease. Ultimately, your vote in connection with our transaction proposal represents a new investment decision by you. You should therefore consider the Partnership’s financial condition before you decide to approve this transaction. You also should consider the likely effect that the Partnership’s acquisition of SRT will have on our financial condition and the fact that our operating plan is significantly different from that of SRT. We were recently formed for the purpose of effecting the transaction, and we have neither conducted any operations nor earned any revenues from operating activities to date. As of the date of this prospectus/proxy statement, we are not attempting to secure alternative financing beyond the revolving credit line. If we are unsuccessful in the transaction, our expenses will be paid by our General Partner. If we are successful, our expenses will be reimbursed by the Partnership as described under “Certain Relationships and Related Party Transactions — Reimbursement of Expenses.” Please refer to “Risk Factors” for a discussion of the other factors that you should consider in connection with this proposed transaction.
[TO BE INCLUDED IN SOLICITATION DATE PROXY ONLY:] How do you intend to call this meeting?
      If you return a proxy card to us or to our information agent in the enclosed self-addressed envelope, your units will be aggregated with those of all other unit holders that also return a proxy card. According to the trust agreement, a meeting of unit holders must be called by the Trustee within 20 days if requested by unit holders owning not less than ten percent of the outstanding units. As of November 7, 2005, there were 14,579,345 outstanding units and, as such, in order to call a meeting, we will need to obtain the authorization of holders of not less than 1,457,935 units. Each holder has the right to one vote for each unit held on November 7, 2005.
[TO BE INCLUDED IN SOLICITATION DATE PROXY ONLY:] What is the likely date, time and place of the meeting should it be called?
      Even if we receive unrevoked proxy cards authorizing us to call the meeting from unit holders owning at least ten percent of all outstanding units on and as of November 7, 2005, we do not plan to deliver them to the Trustee until we have the affirmative vote of approximately 40% or more in interest of the SRT unit holders. We believe it cost effective for us and SRT to wait to present the Trustee with the meeting demand until we are reasonably certain that the SRT unit holders have significant interest in the proposed transaction. Once we deliver the meeting demand, the Trustee is then required to, within 20 days, call the meeting. The Trustee will set a meeting date and provide notice to all unit holders of record on a date selected by the Trustee. Pursuant to rules promulgated by the SEC and applicable to SRT, the Trustee is required to provide at least 20 business days prior notice of the record dates, wherever practicable. According to the trust agreement, a notice must be sent to the unit holders not more than 60, nor less than 20, days before such meeting to holders on a voting record date selected by the Trustee, which cannot be more than 60 days before the date of the meeting. Also according to the trust agreement, the meeting shall be held at such time and place in the city where the principal trust office of the Trustee is located, as the notice of any such meeting may designate. The principal trust office for the Trustee is in Dallas, Texas.
      If we are successful in our attempts to call a meeting, we will publicly announce and notify unit holders by not less than five days advance written notice of the date on which the meeting demand will be made on the Trustee. Thereafter, you will receive a Notice of Meeting with the precise date, time and place for the meeting, together with notice of the record date for the meeting selected by the Trustee. You will also receive any supplement to the prospectus/proxy statement and any updated prospectus/proxy statement.

[TO BE INCLUDED IN THE SOLICITATION DATE PROXY ONLY:] Does delivery of an executed proxy card to call the meeting also give Sabine Production Partners the right to vote my units at the proposed meeting if subsequently called?
      Yes. To the extent that you execute a proxy card now with respect to the transaction proposals and you continue to own your units on the record date for the proposed meeting, we will be authorized to vote those units at the proposed meeting unless you elect to revoke your proxy. Proxies may only be voted at the proposed meeting.
      Irrespective of the manner in which you vote your units on the enclosed proxy card, your units will be aggregated for purposes of calling a meeting. If you do not wish to assist in our efforts to call a meeting, do not return the proxy card. To revoke your authorization to call the meeting, you must submit a written notice to the General Partner, stating that you would like to revoke your authorization, before we send our meeting demand to the Trustee. We intend to provide unit holders not less than five days advance written notice of our meeting demand so that they will know the date by which revocations must be received by us.
[TO BE INCLUDED IN THE SOLICITATION DATE PROXY ONLY:] What will happen if I return my proxy card now, but sell my units prior to the meeting record date selected by the Trustee?
      In that event, your units will be aggregated with others who also own units on November 7, 2005, for purposes of assisting us with the calling of a meeting, but your units will not be voted at that subsequent meeting. As a result, even if you intend to sell your units, we encourage you to return the enclosed proxy card because the calling of the meeting is the first important step to the completion of our proposed transaction.
What vote of the SRT unit holders is ultimately required to approve the transaction proposals?
      In order for the SRT unit holders to approve the transaction, we will need holders owning a majority of the SRT units outstanding on the record date, either personally or by proxy, to vote in favor of the transaction proposals. As of                     , 2005 [Proxy Record Date], there were 14,579,345 outstanding units and, as such, in order for the proposals to pass, we will need the affirmative vote of holders of not less than 7,289,673 units. Each holder has the right to one vote for each unit held on the record date. We, Sabine Production Partners, LP, request that SRT unit holders vote “FOR” each of the proposals.
      As of the record date, the Partnership and its affiliates, specifically Mr. Haddock, beneficially owned or had the right to vote an aggregate of 500 SRT units. Mr. Haddock intends to vote these SRT units “FOR” the transaction proposals.
      Although representing separate proposals, each of the first three proposals of the transaction will be expressly conditioned on one another and, as such, all must be approved by the unit holders of SRT in order for the proposed transaction to be consummated.
      Even if we obtain majority approval to our transaction proposals, the Trustee of SRT could take the position that it can withhold consent to our trust agreement amendments, because, potentially in the Trustee’s view, the proposed amendments affect the Trustee’s own rights, duties or immunities under the trust agreement. We believe this position is in conflict with the trust agreement as the proposed amendments only positively and favorably impact the Trustee’s own rights, duties and immunities. To the extent that the Trustee does not consent to our proposals, we believe that the Trustee would be in breach of the trust agreement and we may enforce our rights and the rights of the other unit holders to compel the Trustee to so consent including, as appropriate, by bringing suit against the Trustee. For additional information see “Certain Relationships and Related Party Transactions — Expenses of the Proposed Transaction.”
When do you expect the transaction to be completed?
      We are working toward completing the transaction as quickly as possible after all the conditions, including obtaining the approvals of SRT unit holders at the meeting, are fulfilled. We currently expect to have the meeting and complete the transaction by                     , 2006, if at all. We expect to pay the proposed special cash distribution upon completion of the transaction.

[TO BE INCLUDED IN THE SOLICITATION DATE PROXY ONLY:] Can the proposed transaction be delayed?
      Yes. Because we do not know how long it may take us to aggregate a desired level of outstanding units for purposes of calling a meeting, nor do we know how long it may take us to solicit the required vote of SRT unit holders to approve the proposed transaction, consummation of the proposed transaction may be delayed beyond                     , 2006, perhaps significantly. We have limited the duration of the proxy that we are requesting from you to eleven months. The proxy period for all proxies will begin on the date of this prospectus/proxy statement and end eleven months later or on                     , 2006. Accordingly, to the extent we are unable to call and convene a meeting prior to expiration of that proxy, we may need to re-solicit proxies from unit holders or abandon our attempts to consummate the proposed transaction altogether.
[TO BE INCLUDED IN THE RECORD DATE PROXY ONLY:] Can the proposed transaction be delayed?
      Yes. Because we do not know how long it may take us to solicit the required vote of SRT unit holders to approve the proposed transaction, consummation of the proposed transaction may be delayed beyond                     , 2006, perhaps significantly. We have limited the duration of the proxy that we are requesting from you to eleven months. The proxy period for all proxies will begin on the date of this prospectus/proxy statement and end eleven months later or on                     , 2006. Accordingly, to the extent we are unable to obtain the requisite vote of the unit holders prior to expiration of that proxy, we may need to re-solicit proxies from unit holders or abandon our attempts to consummate the proposed transaction altogether.
Will I be taxed on the Partnership’s common units and special cash distribution I receive upon the termination of SRT?
      For federal income tax purposes, the transaction will be tax-free to SRT unit holders and tax-free with respect to the Partnership’s common units received by the SRT unit holders, except with respect to the special cash distribution payable after completion of the transaction and the initiation of our proposed credit facility. With respect to the special cash distribution of $0.50 per unit to be paid as soon as reasonably practicable after this transaction, an SRT unit holder will be treated for federal income tax purposes as if he sold in a taxable transaction a pro rata portion of his interest in each of SRT’s assets to the extent of cash received from the special cash distribution.
      See “Material Federal Income Tax Consequences” beginning on page 154 for a more complete discussion of the federal income tax consequences of the transaction.
      Tax matters can be complicated and the tax consequences of the transaction to unit holders will depend on each unit holder’s particular tax situation. We urge unit holders to consult their tax advisors to fully understand the tax consequences of the transaction to them.
What do I need to do now?
      After carefully reading and considering the information contained in this prospectus/proxy statement, please indicate on the enclosed proxy card how you want to vote. Mail your completed, signed and dated proxy card in the enclosed envelope as soon as possible, so that your units may be represented at the meeting.
Why is my vote important?
      [TO BE INCLUDED IN THE SOLICITATION DATE PROXY ONLY:] To call a meeting, we are required to assemble unit holders possessing not less than ten percent of the outstanding SRT units on November 7, 2005. We anticipate that we will not call the meeting unless we have the affirmative vote of approximately 40% or more in interest of the SRT unit holders. Thereafter, for the proposals to be approved at the meeting, we are required to obtain the affirmative vote of holders possessing a majority of the outstanding SRT units on the record date for the meeting. If you do not return your proxy card, it will be more difficult for the Partnership to call a meeting and to obtain the necessary approval from SRT unit holders on the transaction proposals. Abstentions will have the effect of votes against the transaction proposals.
      [TO BE INCLUDED IN THE RECORD DATE PROXY ONLY:] For the proposals to be approved at the meeting, we are required to obtain the affirmative vote of holders possessing a majority of the outstanding SRT units on the record date. If you do not return your proxy card, it will be more difficult for the Partnership to obtain the necessary majority approval from SRT unit holders. Abstentions will have the effect of votes against the transaction proposals.
If my SRT units are held in street name by my broker or bank, will my broker or bank automatically vote my SRT units for me?
      No. Your broker, bank or other nominee will not be able to vote SRT units held by it in “street name” on your behalf without instructions from you. You should instruct your broker, bank or other nominee to vote your SRT units, following the directions your broker, bank or other nominee provides for voting your units.
What if I fail to instruct my broker or bank?
      If you fail to instruct your broker, bank or other nominee to vote your SRT units, they will not be voted and this will be treated as a vote against the transaction proposals and related matters.
What is the security ownership of management and other reporting persons in SRT?
      According to the Annual Report on Form 10-K filed by SRT for the year ended December 31, 2004, as of February 25, 2005, there were no unit holders known to the Trustee to be beneficial owners of more than 5% of outstanding units. Further, as similarly reported by SRT, SRT has no directors or executive officers. Bank of America, N.A., the Trustee, held, as of March 3, 2005 (the most recent date available to us), an aggregate of 201,227 units in various fiduciary capacities and it had shared voting and investment power with respect to 23,497 of such units.
[TO BE INCLUDED IN THE SOLICITATION DATE PROXY ONLY:] Can I revoke my authorization to assist with the calling of a meeting?
      Yes. You can revoke your authorization to assist with the calling of a meeting after you have sent in your proxy by sending a written notice to the General Partner stating that you would like to revoke your authorization before submission of the meeting demand to the Trustee. We intend to provide unit holders not less than five days advance written notice of our meeting demand so that they will know the date by which revocations must be received by us.
      If you hold your SRT units in street name and you have instructed a broker, bank or other nominee to provide the solicitation consent with respect to your SRT units, you must follow directions you receive from your broker, bank or other nominee to change your authorization.
[TO BE INCLUDED IN THE RECORD DATE PROXY ONLY:] When and where will the meeting be held?
      The meeting of the unit holders of SRT will be held as follows:

DATE: , 2006

TIME:

PLACE:
Can I attend the meeting and vote my SRT units in person?
      Yes. All SRT unit holders are invited to attend the meeting. However, if you hold your SRT units in street name, you will need proof of ownership (by means of a recent brokerage statement, letter from a bank or broker or other means) to be admitted to the meeting. If your SRT units are held in street name, then you are not the unit holder of record and you must ask your broker, bank or other nominee how you can vote at the meeting.
Can I change my vote with respect to the proposed transaction?
      Yes. If you are a unit holder of record, there are three ways you can change your vote after you have sent in your proxy card and before such units are voted at the meeting.

•	First, you may send a written notice to the General Partner stating that you would like to revoke your proxy before the meeting.

•	Second, you may complete and submit a new proxy card. Any earlier proxies will be revoked automatically.

•	Third, you may attend the meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the meeting without voting will not revoke your proxy.
      If you hold your SRT units in street name and you have instructed a broker, bank or other nominee to vote your SRT units, you must follow directions you receive from your broker, bank or other nominee to change your vote.
Are dissenters’ rights available in the transaction?
      No. As a general matter, dissenters’ rights are the rights of corporate stockholders, in certain cases, to receive “fair value” for their stock, as determined by a judicial appraisal process. Holders of SRT units will not have dissenters’ rights in respect of the proposed transaction. See “The Transaction — No Dissenters’ Rights.” Each holder of SRT units and its duly authorized agents, attorneys and auditors does have the right, at their own expense and during reasonable business hours, to examine, inspect and make audits of SRT and the records of the trustee for any proper purpose in reference thereto, including, without limitation, a list of the SRT unit holders.
Assuming the proposed transaction is consummated, when and how will I receive the Partnership’s common units and special cash distribution?
      To the extent we are able to consummate the transaction as proposed, the Partnership will issue 14,579,345 common units to SRT in connection with this transaction, which, upon liquidation of SRT, the Trustee will distribute to the SRT unit holders. According to the Proposed First Amendment to Royalty Trust Agreement attached as Annex C hereto, the Trustee is required to distribute the Partnership common units immediately following closing. Further, in order to incentivize unit holders to vote for the proposed transaction, we intend to make a special cash distribution equal to $0.50 per unit to each holder of Partnership common units as soon as reasonably practical following consummation of the proposed transaction. Accordingly, in order for the special cash distribution to be paid, unit holders holding the requisite number of units of SRT must approve the transaction and each of the other conditions to the consummation of the transaction must be satisfied. The special cash distribution will be paid to each unit holder of record of the Partnership as of the record date for the distribution of the common units by SRT — regardless of how or whether such unit holder voted in connection with the proposed transaction. However, because a failure to vote functions, in essence, as a vote against the proposed transaction, each unit holder is encouraged to vote for the proposed transaction if he, she or it desires that the special cash distribution be paid. We intend to use cash acquired from SRT and borrowings under our proposed credit facility to fund the special cash distribution.
What is the market value of my SRT units as of a recent date?
      On August 3, 2005, the last full trading day before the Partnership filed the Registration Statement relating to this transaction, the closing price of an SRT unit as reported by The New York Stock Exchange Composite Transaction was $47.02. On November      , 2005, the last full trading day before we mailed this proxy statement/ prospectus, the closing price of an SRT unit as similarly reported was $          . The Partnership

advises you to obtain a recent quotation for SRT units before deciding whether to vote in favor of the transaction.
Are there any risks in the transaction that I should consider?
      Yes. There are risks associated with all business combinations, including the proposed transaction. Among other factors, there are risks relating to this transaction, to our business and the oil and natural gas industry, to an investment in the Partnership, to common unit holders and to our General Partner. We have described these risks in more detail under “Risk Factors” beginning on page 27.
      As examples only, these risks include the following:

•	We are a new partnership with no operating history, and we might not be able to operate our business or implement our operating policies and strategies successfully, which could negatively impact our ability to pay distributions and cause you to lose all or part of your investment.

•	We may be unable to complete the transaction or our costs for the transaction could increase, perhaps materially.

•	We have not verified the reliability of SRT’s information included in, or omitted from, this prospectus/ proxy statement, which makes it difficult to fully assess the financial and operating condition of SRT.

•	We may have working capital needs after consummation of the transaction.

•	We may unilaterally decrease the minimum monthly distribution and target distribution levels.

•	We anticipate reporting a net loss.

•	We will incur significant charges and expenses as a result of the transaction.

•	Uncertainties exist in integrating the business and operations of the Partnership and SRT.

•	Your rights as a common unit holder in the Partnership, a Delaware limited partnership, will differ from the rights of a holder of units of beneficial interest in SRT, a Texas express trust.

•	You will experience dilution of your indirect interests in SRT’s oil and natural gas properties.

•	Financial information of SRT is not prepared in accordance with GAAP.

•	SRT unit holders were not independently represented in establishing the terms of the proposed transaction and consequently the terms of the proposed transaction may have been materially different if unit holders had been independently represented.

•	The amendments we have proposed to the trust agreement are intended to relieve the Trustee of its potential duty to assess the fairness and adequacy of the proposed transaction.

•	The interests of certain governing board members, executive officers and affiliates of our Managing Member and our General Partner may conflict with those of SRT unit holders.

•	Our officers are not required to devote their full time to our business.
      Holders of units in SRT should carefully consider all of the risk factors described in this prospectus/proxy statement before making an investment decision concerning the Partnership, including the additional risks related to our business and the oil and natural gas industry, risk factors inherent in an investment in the Partnership and tax risks to common unit holders.
Where can I find more information on SRT?
      You can find more information about SRT from various sources described in the section captioned “Where You Can Find More Information.”

Are you engaging the services of an information agent in connection with this prospectus/proxy statement and who will bear the cost of that?
      We are making this solicitation personally and through our information agent, Georgeson Shareholder Communications, Inc. Persons affiliated with us, or employed by our affiliates, may also assist us in this solicitation, but will not receive any special compensation for their services. Georgeson Shareholder is to receive a base fee of $8,000 for their services, plus a $5.00 fee per completed call and reimbursement for its reasonable out-of-pocket expenses. It is anticipated that Georgeson Shareholder will employ up to 25 persons to solicit proxies from unit holders in connection with this effort. The total expenditures in furtherance of, or in connection with, the solicitation effort is estimated to be up to $45,000. Initially, the General Partner will bear all of the expenses related to this solicitation. However, if the transaction is consummated, the General Partner will receive a special expense reimbursement from the Partnership not earlier than the sixth calendar quarter following the closing to reimburse it for all expenses. We do not intend to submit the issue of reimbursement to a vote of the unit holders, however.
If I decide not to return a proxy card, what will happen to my SRT units if the proposed transaction is consummated anyway?
      Because we believe that the proposed transaction can be consummated with less than the unanimous vote of the SRT unit holders, we may be in a position to close the transaction without your participation. In that event, you will receive the same consideration as all other unit holders of SRT, including those that voted for the transaction. Specifically, you will receive one common unit of the Partnership for each SRT unit held by you at the time of SRT’s liquidation and the right to receive a special cash distribution to be made by us of $0.50 per unit upon consummation of the proposed transaction. Nevertheless, no matter how many units you own, your participation is important to ensure that we will receive the vote necessary to consummate the proposed transaction.
Who can I talk to if I have questions about this transaction?
      You may contact the information agent for the transaction as follows:
Georgeson Shareholder Communications, Inc.
17 State Street
New York, New York 10004
Toll Free: (866) 729-6808
spp@gscorp.com

SUMMARY
      This summary highlights selected information from this prospectus/proxy statement, and may not contain all of the information that is important to you. To better understand the proposed transaction, you should read this entire prospectus/proxy statement carefully, as well as those additional documents to which we refer you.
Structure of the Partnership
      Set forth below is a diagram depicting the structure of our Partnership after consummation of the transaction:

*	100% owned by Cano Petroleum, Inc.; Carlile Management, LLC; and Haddock Enterprises, LLC.

Our Strategy Following the Transaction
      Our overall strategy is to increase cash distributions per unit by increasing our proved reserves, production, cash flow and earnings. We intend to do this through a properly balanced program of selective acquisition of additional proved oil and natural gas properties; managing and monitoring the operators of our investment properties, including the operators of our legacy assets, to the extent possible under existing contracts; utilizing, where appropriate, advanced technologies to increase production; focusing on operational efficiency; and otherwise relying on the skill of our senior management team.
      Selective Acquisitions. We intend to acquire proved properties that enhance our competitive position, offer economies of scale and provide further development potential. We will take a disciplined approach to any potential acquisitions by evaluating properties for, among other factors we deem relevant, predictable levels of production and proven levels of reserves. We do not plan to engage in high-risk exploratory or “wildcatting” activities or similar high-risk endeavors, but rather, we aim to acquire lower-risk assets with meaningful upside potential.
      Management of Operators. We believe that, in order to fully realize the potential for our properties, our General Partner must take an active role in monitoring and managing our operators, including the operators of our legacy assets (who are all third party operators), to the extent possible under existing contracts, to evaluate and promote their compliance with legal standards for prudent operation, which are designed to protect the rights of royalty interest owners from asset waste. We will review operator records to which we are entitled, notify operators of any perceived non-compliance, and seek to enforce compliance through commercially reasonable means, up to and including litigation. We believe that these efforts will lead to enhanced production and the proper development of undeveloped acreage. However, operators may not respond favorably to our efforts and enforcing their compliance may be costly. Historically, the Trustee, by the terms of the trust agreement, has been restricted to merely receiving cash distributions from the legacy assets and distributing the cash to SRT’s unit holders and, therefore, has not, to our knowledge, been able to monitor or promote compliance by the operators.
      Utilization of Advanced Technical Capabilities. On interests in oil and gas properties we acquire in the future, we expect to have or share operational control and intend to evaluate and use (or cause to be used), where appropriate, advanced technologies, computer-aided exploration and specialized production applications, such as short radius horizontal wells. We believe that these techniques will permit better delineation of or production from our oil and natural gas reserves. Some or all of these techniques may currently be utilized by operators on certain SRT legacy assets. As appropriate, we will deploy (or cause to be deployed) water flooding, CO2 flooding, horizontal drilling, chemical flooding, environmental management, proppant fracturing, production logging and other methods of production optimization to enhance production or extend the production life of our properties and to increase the ultimate recovery of reserves in place. In addition, we may engage in development drilling activities on discovered, identified, proved, undeveloped drilling locations or use existing wellbores to access additional known productive horizons.
      Specifically, Cano Petroleum’s enhanced recovery program includes, and we intend to use, alkaline-surfactant-polymer (ASP) technology, a chemical flooding process that can significantly increase the oil production during a secondary or tertiary recovery program on a mature field, but which is not appropriate for every field or every water flood. ASP involves the use of a mixture of chemicals injected into the rock, helping to wash out the oil while at the same time improving sweep efficiency to produce even more oil. This technology also reduces the interfacial tension between the in-place crude and the water that must be injected along with the chemicals. ASP technology can be applied to a field at any time during a water flood, even at the end of a tertiary program. The fluid must be customized for each different field because no two reservoirs are alike. According to Surtek, Inc., a leader in ASP technology and development, total oil recovery with this technology is nearly twice that of a traditional water flood program, although there is no conclusive evidence that recovery will increase for every application by this amount, if at all. Further, typical ASP field projects have resulted in incremental oil recovery for a total of 15% to 30% of the original oil in place at a cost of $4 per barrel of oil during peak response in the field, which cost increases significantly in more mature water floods. We only intend to use this technology when it is economically feasible and beneficial.

      Focus on Operational Efficiency. We intend to maintain a conservative financial structure and control-cost structure for the existing SRT legacy assets and prospective properties we acquire. We will emphasize a low overhead and operational expense structure. We believe this focus will permit us to pursue the acquisition, development and production of properties that may not be economically attractive to others.
      Reliance on the Skill of Management. Our senior management team and the members of the governing Board of Managers of the Managing Member possesses an average of 16 years of experience in the oil and natural gas industry. Further, we intend to retain, as appropriate, other skilled persons including engineers and geologists, to assist with our business plan. We believe that the skill of our management team is a key aspect of our growth strategy.
      Our growth strategy involves significant risk. No assurances can be given that we will be in a position to execute upon our growth strategy or, if executed, that it will lead to the benefits, including the benefit of increased cash distributions per unit, that we currently anticipate.
Our Planned Credit Facility
      In June 2005, we received separate nonbinding “highly confident” letters from JPMorgan Chase Bank, N.A., TD Securities (USA) LLC and Union Bank of California, N.A. Based upon these letters and subsequent conversations with representatives from the potential lending sources, we anticipate that, at or about the time of this proposed transaction, we will enter into a $75 million to $150 million revolving credit facility that will provide us with the capital necessary to fund the special cash distribution, meet our working capital needs and to provide acquisition financing. We anticipate that the facility will be secured by all oil and natural gas properties owned or to be owned by us, including the legacy assets of SRT. These letters of high confidence are not binding in any respect on these lenders and do not contain any specific proposal for the extension of credit. The credit facility remains subject to negotiation and execution of definitive agreements setting forth the terms of the transaction, a satisfactory due diligence review, absence of any material adverse change in the financial condition or operations of us or the legacy assets, approval by the bank’s credit committee, completion of the transaction and additional conditions precedent. We may also attempt to negotiate with other banks in connection with obtaining this credit facility. We do not intend to consummate the proposed transaction to the extent we are unable to obtain a credit facility of at least $75 million.
Management
      The Governing Board of Managers. The governing board of managers of the Managing Member, through our General Partner, has the power and authority to manage the business, operations and affairs of the Partnership and the Operating Company. As of the date of this prospectus/proxy statement, we are ultimately controlled by the following members of the governing board of managers of the Managing Member. Each of these individuals may also be deemed to be participants in this solicitation as defined by SEC rules.

•	Gerald W. Haddock, the founder and President of Haddock Enterprises, LLC. Haddock Enterprises is an entrepreneurial development company concentrating in oil and gas and real estate and located in Fort Worth, Texas.

•	Dr. Kenneth Q. Carlile, the President of Camterra Resources, Inc. and the founder and President of Carlile Management, LLC. Camterra Resources is an independent exploration and production company, and Carlile Management is a development company concentrating in oil and gas.

•	S. Jeffrey Johnson, the Chief Executive Officer of Cano Petroleum, Inc. Cano Petroleum is a Fort Worth-based producer of crude oil and natural gas that specializes in enhanced recovery technology.

•	Jack I. Tompkins, the Chairman of ARTA Equity Advisors, LLC. ARTA Equity Advisors is a holding company with investments in oil and gas, publishing and sporting venues.
Additional information regarding the above participants in this solicitation has been set forth under “Management — Our Governing Board of Managers and Executive Officers.”

      Our governing board currently consists of one independent member as defined under the independence standards established by the New York Stock Exchange. We intend to have a total of at least two independent members within 90 days of the effective date of this prospectus/proxy statement and a total at least three independent members within 12 months of the effective date of this prospectus/proxy statement.
      Election. Neither our General Partner, nor the Board of Managers of our Managing Member, will be elected by our unit holders. Unlike shareholders in a publicly traded corporation, our unit holders will not be entitled to elect the directors of our entity.
      Conflicts of Interest and Fiduciary Duties. Our General Partner has a legal duty to manage us in a manner beneficial to our unit holders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our General Partner is owned and controlled by the Managing Member, the executive officers and Board of Managers of our Managing Member also have fiduciary duties to manage the business of the General Partner in a manner beneficial to it. Furthermore:

•	certain of the executive officers and members of the Board of Managers of the Managing Member also serve as executive officers or board members of other companies in the oil and natural gas industry;

•	the Managing Member’s and the General Partner’s interest may diverge from the interests of our common unit holders; and

•	we have entered into arrangements, and may enter into additional arrangements, with the Managing Member and its members, Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC, related to the provision of services and other matters.
      As a result of this, conflicts of interest may arise in the future between us and our unit holders, on the one hand, and our General Partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our General Partner, see “Conflicts of Interest and Fiduciary Responsibilities.”
      Our partnership agreement limits the liability and reduces the fiduciary duties of our General Partner to our common unit holders. Our partnership agreement also restricts the remedies available to common unit holders for actions that might otherwise constitute breaches of our General Partner’s fiduciary duty. By receiving a common unit in the Partnership, you are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.
      Executive Officers. The management team of the Managing Member will:

•	originate and evaluate property acquisition opportunities;

•	negotiate and close property acquisitions on behalf of the Partnership;

•	furnish labor and supervisors to the Partnership with respect to field operators and oversee all engineering, development and other operations conducted on the properties of the Partnership; and

•	provide or make available to the Partnership administrative services such as accounting, tax, legal and other similar services.
      Services Agreements. At our General Partner’s election, we may request Cano Petroleum, Inc., Carlile Management, LLC and/or Haddock Enterprises, LLC, upon or subsequent to the closing of the transaction, to enter into a services agreement, pursuant to which they would provide services to us. See “Certain Relationships and Related Party Transactions — Potential Services Agreements.”
Distribution Policy
      Special Cash Distribution. Shortly after the consummation of the proposed transaction, the Partnership will make a special cash distribution of $0.50 per unit to all holders of common units existing immediately upon closing. The aggregate amount of the special cash distribution will be $7,289,673 and will be in addition to any other distribution contemplated by us, including the first monthly distribution of available cash. We intend to obtain the funds to make the special cash distribution from cash assets transferred to us as part of the proposed transaction and from initial borrowings under our revolving credit facility.
      Monthly Distributions of Available Cash. Within approximately 30 days after the end of each calendar month, beginning with the month following consummation of the transaction, we will pay monthly cash distributions on or about the last business day of each calendar month to the holders of record of outstanding Partnership common units as of the 15th day of such calendar month. We will adjust the minimum monthly distribution for the period from the closing of the transaction through the end of the month in which the transaction is completed based on the actual length of the period.
      Definition of Available Cash. Available cash generally means, for each calendar month, all cash on hand at the end of the month:

•	less the amount of cash reserves that our General Partner determines is necessary or appropriate in its discretion to:

•	provide for the proper conduct of our business (including, without limitation, working capital reserves, administrative expenses incurred by our General Partner on our behalf, and general and administrative expenses incurred by us);

•	comply with applicable law, any of our debt instruments or any of our other agreements; or

•	provide funds for distributions to our unit holders and to our General Partner for any one or more of the next twelve months; plus

•	all cash on hand on the date of determination of available cash for the month resulting from working capital borrowings made after the end of the month. Working capital borrowings are generally borrowings that are made under our proposed credit facility and in all cases are used solely for working capital purposes or to pay distributions to our unit holders.
      Intent to Distribute the Minimum Monthly Distribution. We intend to distribute to the holders of our units on a monthly basis, at least the minimum monthly distribution of $0.26380 per unit, to the extent we have sufficient available cash from operating surplus to do so, after payments to our General Partner and its affiliates. The minimum monthly distribution for the month in which the transaction closes will be adjusted based on the actual number of days from such closing through the end of such month divided by 30. There is no guarantee, however, that we will pay the minimum monthly distribution on the Partnership’s common units in any calendar month. If an event of default occurs under our proposed credit facility, we could be prohibited from making any distributions to our unit holders.
      Operating Surplus and Capital Surplus. All cash distributed to our unit holders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.
      We define operating surplus as:

•	$5,000,000 plus our net cash balance on the date that the transaction is consummated; plus

•	all of our cash after the closing of the transaction, excluding (1) cash from borrowings that are not working capital borrowings, (2) cash from sales of equity securities and (3) cash from sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a calendar month, but before the date of determination of operating surplus for the calendar month; less

•	all of our operating expenditures incurred or paid following the consummation of the transaction, including the repayment of working capital borrowings, but not the repayment of other borrowings or maintenance capital expenditures; and less

•	the amount of cash reserves that the General Partner deems necessary or advisable in its discretion to provide funds for future operating expenditures or acquisitions.

      We define capital surplus as:

•	borrowings other than working capital borrowings;

•	proceeds from sales of debt and equity securities; or

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.
      We will treat all available cash distributed prior to the commencement of our liquidation as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We anticipate that we will not make any distributions from capital surplus.
      Distributions of Available Cash from Operating Surplus. Subject to the reset option described under the caption “— Reset Option” below, we will make distributions of available cash from operating surplus for any month after the closing of the transaction in the following manner:

•	First, 1.25% to the General Partner in respect of its general partner interest, and 98.75% to the holders of the Partnership’s common units, pro rata, until we have distributed for each Partnership common unit outstanding as of the record date for such distribution an amount equal to the $0.26380 minimum monthly distribution for that month which we refer to as the “minimum monthly distribution” (subject to adjustment for the month in which the transaction occurs);

•	Second, 1.25% to the General Partner in respect of its general partner interest, and 98.75% to holders of the Partnership’s common units, pro rata, until we have distributed for each Partnership common unit outstanding as of the record date for such distribution an amount equal to any arrearages in payment of the monthly distribution on the common units represented by such interest for any prior months;

•	Third, 1.25% to the General Partner in respect of its general partner interest, 1.75% to the holders(s) of the incentive distribution rights, pro rata, and 97.00% to the holders of the Partnership’s common units, pro rata, until we have distributed to the holders of each Partnership common unit outstanding as of the record date for such distribution an amount equal to $0.29020 per unit for that month, which we refer to as the “first target distribution” (excluding distributions in respect of prior arrearages);

•	Fourth, 1.25% to the General Partner, 13.75% to the holder(s) of incentive distribution rights, pro rata, and 85.00% to the holders of the Partnership’s common units, pro rata, until we have distributed to the holders of each Partnership common unit outstanding as of the record date for such distribution an amount equal to $0.34824 per unit for that month, which we refer to as the “second target distribution” (excluding distributions in respect of prior arrearages);

•	Fifth, 1.25% to the General Partner, 23.75% to the holder(s) of incentive distribution rights, pro rata, and 75.00% to the holders of the Partnership’s common units, pro rata, until we have distributed to the holders of each Partnership common unit outstanding as of the record date for such distribution an amount equal to $0.40048 per unit for that month, which we refer to as the “third target distribution” (excluding distributions in respect of prior arrearages); and

•	Thereafter, any excess will be distributed 1.25% to the General Partner, 43.75% to the holder(s) of the incentive distribution rights, pro rata, and 55.00% to the holders of record of the Partnership’s common units outstanding as of the record data for such distribution, pro rata.

      Reset Option. The minimum monthly distribution rate of $0.26380 per Partnership common unit that we have established equals the average monthly cash distribution rate per SRT unit paid by SRT to holders of the SRT units during the 12 months ended October 31, 2005. Because numerous factors outside our control, such as a significant drop in oil and/or natural gas prices, could result in the current minimum monthly distribution rate and target distribution levels being set too high to properly incentivize our General Partner, we have established an adjustment provision, which we refer to as the “reset option,” to address the issue.

      Under the reset option, our General Partner will have the option, exercisable on only a single occasion effective not later than December 31, 2008, to reset on a prospective basis the minimum monthly distribution rate and the target distribution levels to a lower dollar amount. If this reset option is exercised, and we expect our General Partner to exercise the reset option if it were exercisable, any such reset would be determined in accordance with the formula set forth below and would result in a reduction of the minimum monthly distribution amount and each of the target distribution levels for future monthly periods. If our operating surplus in any particular measurement period were zero or negative, the minimum monthly distribution amount could be reset to zero upon exercise of the reset option. Once reset, neither the minimum monthly distribution rate nor the target distribution levels can again be so adjusted downward without approval of our unit holders.
      In exercising the reset option, our General Partner is required to make the reductions in the minimum monthly distribution rate and target distribution levels proportionately relative to reductions in operating surplus from our business. To assure that relatively short term or temporary circumstances do not provide the basis for exercise of the reset option, our General Partner must compare the average monthly operating surplus from its business for an entire year after consummation of the transaction (which year can consist of the 12 full calendar months following consummation of the transaction or calendar years 2007 or 2008 at our General Partner’s election), to average monthly distributable income of SRT during the 12 months ended October 31, 2005. If the average monthly operating surplus that we realize from our business after the closing of the transaction is the same as, or more than, the average monthly distributable income realized during the reset periods mentioned above, then our General Partner will not be entitled to exercise the reset option. If such operating surplus in any particular measurement period were to drop, for whatever reason, below the average monthly distributable income of SRT during the 12 months ended October 31, 2005, the minimum monthly distribution amount and the target distribution levels in future periods would also decline proportionately were our General Partner to exercise the reset option.
      Incentive Distribution Rights. Incentive distribution rights represent the right to receive a fixed percentage monthly distribution of available cash from operating surplus after the minimum monthly distribution has been distributed (or set aside for payment) for each Partnership common unit outstanding as of the record date for such distribution.
      To the extent that the available cash from operating surplus that is distributed in any month exceeds the levels specified below, the General Partner will participate in such excess by receiving more than 1.25% of such excess in respect of its incentive distribution rights (which is in addition to its 1.25% share of such excess distributions):

		Incentive	Common
Monthly Distribution Amount of		Distribution	Unit
Available Cash From Operating Surplus*	GP	Rights	Holders

Up to and including $0.26380 per common unit	1.25%	—	98.75%
Above $0.26380 up to and including $0.29020 per common unit	1.25%	1.75%	97.00%
Above $0.29020 up to and including $0.34824 per common unit	1.25%	13.75%	85.00%
Above $0.34824 up to and including $0.40048 per common unit	1.25%	23.75%	75.00%
Above $0.40048 per common unit	1.25%	43.75%	55.00%

*	Note: The distribution amounts exclude any amounts in respect of common unit distribution arrearages.
      Our General Partner will hold all the incentive distribution rights immediately after the closing of the transaction. The General Partner may only transfer these rights separately from its general partner interest in accordance with restrictions in our partnership agreement.
      Other Distributions. All distributions of available cash from capital surplus, if any, and all distributions of cash upon liquidation will be distributed in a manner different from distributions of operating surplus. For further description of distributions from capital surplus, see “Cash Distribution Policy — Distributions from Capital Surplus” that begins on page 101 of this prospectus/proxy statement.

Comparison of Unit Holders’ Rights
      You will receive the Partnership’s common units if we implement the transaction proposal and subsequent termination of SRT as contemplated by this prospectus/proxy statement. There are a number of significant differences between the rights of a holder of a unit of SRT, a Texas express trust, and the rights of a common unit holder of the Partnership, a Delaware master limited partnership. The Partnership urges you to review the discussion in the section captioned “Comparison of SRT Unit Holders’ and Common Unit Holders’ Rights.”
Trading Price of Units
      The market price and trading volume of our common units may be volatile following completion of this transaction, and you may be unable to resell your shares at or above the unit price prior to the transaction. Even if active trading markets develop for our common units after completion of this transaction, the market price of our common units may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common units may fluctuate and cause significant price variations to occur. If the market price of our common units declines significantly, you may be unable to resell your units at or above the market price of the SRT units prior to the transaction. We cannot assure you that the market price of our common units will not fluctuate or decline significantly in the future.
Limited Voting Rights
      The Managing Member will manage our General Partner who, in turn, will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our General Partner or the Board of Managers of our Managing Member on an annual or other continuing basis. Our General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the outstanding common units, including any common units owned by our General Partner and its affiliates, voting together as a single class. See “Description of Our Partnership Agreement — Voting Rights.”
Interests of Certain Persons in the Transaction
      When considering the transaction proposed in this prospectus/proxy statement, unit holders should be aware that some of the Partnership’s partners, control persons and/or promoters may have interests in the transaction that may be different from, or in addition to, the unit holders generally.
      Gerald W. Haddock, an SRT unit holder, is Chairman of the governing board of the Managing Member and shares the Office of the Chief Executive Officer of the Partnership. Management personnel of his company, Haddock Enterprises, will serve as management of our Managing Member. Haddock Enterprises currently owns an indirect one-third interest in the General Partner. Gerald W. Haddock also serves on the board of directors of Cano Petroleum, Inc. which is another company that comprises a member of the Managing Member.
      Management personnel of Cano Petroleum and Carlile Management will serve as management of the Managing Member, and each of Cano Petroleum and Carlile Management currently owns an indirect one-third interest in the General Partner.
      In addition, at our General Partner’s election, we may request Haddock Enterprises, Carlile Management or Cano Petroleum, upon or subsequent to the closing of the transaction, to enter into a services agreement, pursuant to which Haddock Enterprises, Carlile Management or Cano Petroleum would provide services to us. These services could include secondary and tertiary recovery services with respect to our property interests, access to oil and natural gas properties and interests for sale and consulting services. However, other than the Omnibus Agreement and the Compensation Reimbursement Agreement, we have not entered into such an agreement. For information about the services agreement governing these potential contracts, please see “Certain Relationships and Related Party Transactions — Potential Services Agreements” on page 132.

      Cano Petroleum, Inc., Carlile Management, LLC, Haddock Enterprises, LLC and the Partnership have entered into the Omnibus Agreement as described under “Certain Relationships and Related Party Transactions — Omnibus Agreement,” addressing the selection of the operator of newly acquired oil and natural gas properties, the participation and cost reimbursement rights of the members and us with respect to properties sourced by the members, and confidential and noncompete provisions relating to the acquisition or potential acquisition of identified properties that are within the scope of our business plan, with certain carve-outs for the services that Dr. Carlile performs for other entities of which he is an officer, partner or member. The term of the Omnibus Agreement will expire on the second anniversary of the closing date. For information about the Omnibus Agreement, please see “Certain Relationships and Related Party Transactions — Omnibus Agreement.”
Limited Call Right
      If at any time our General Partner and its affiliates own more than 80% of the outstanding common units, our General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.
Selected Financial Data
      Historical financial statements of SRT are set forth on page 58 under “Selected Historical Financial Data of SRT.”

RISK FACTORS
      In deciding whether to approve the proposed transaction, you should consider carefully the following risks along with the other information in this prospectus/proxy statement related to the proposed transaction and to your investment in us following the transaction.
Risk Factors Relating to the Transaction

We are a new partnership with no operating history, and we might not be able to operate our business or implement our operating policies and strategies successfully, which could negatively impact our ability to pay distributions and cause you to lose all or part of your investment.
      We were established in April 2005 and have not yet commenced operations. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of your investment could decline substantially. The results of our operations will depend on many factors, including the availability of acquisition opportunities presented to us, our ability to successfully manage our operations on an efficient basis, the prices of oil and natural gas, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our operating policies and strategies or successfully execute our business plan as described in this prospectus/proxy statement, it could negatively impact our ability to pay distributions and cause you to lose all or part of your investment. If the proposed transaction is consummated, your investment will not be benefited to the extent we are not able to successfully execute our business plan.

We may be unable to complete the transaction or our costs for the transaction could increase, perhaps materially.
      If we receive less than majority approval to our proposed transaction at the meeting, we would lack the requisite number of votes to consummate the transaction. In such event, our present intention is to abandon efforts to pursue the transaction. Even if we obtain majority approval to our transaction proposals, the Trustee of SRT could take the position that it can withhold consent to the trust agreement amendments approved by the SRT unit holders. To the extent the Trustee disagrees with our determination that the amendments do not affect the Trustee’s own rights, duties or immunities as contemplated by the trust agreement and, thus, the Trustee would be required to consent to the amendments if approved by the SRT unit holders, or if the Trustee otherwise resists our transaction proposal, costs for the transaction could increase, perhaps materially, as we may enforce our legal rights and the rights of other holders against the Trustee by bringing suit against the Trustee, or we may negotiate with the Trustee, modify our proposal or choose to abandon the transaction altogether, all as further described under the “The Transaction — Transaction Proposals.” See also, “Certain Relationships and Related Party Transactions — Expenses of the Proposed Transaction.”

We have not verified the reliability of SRT’s information included in, or omitted from, this prospectus/proxy statement which makes it difficult to fully assess the financial and operating condition of SRT.
      In respect of all information relating to SRT presented in or omitted from this prospectus/proxy statement, including all SRT financial information and all pro forma information, we have relied upon publicly available information, including information publicly filed by SRT with the SEC. We did not independently verify the information in SRT’s publicly filed documents, nor were we involved in the preparation of such information. Although certain nonpublic information concerning SRT, available generally to all unit holders, was made available to us prior to our decision to prepare this prospectus/proxy statement, that information alone was insufficient to independently assess the financial and operating condition of SRT. Any unanticipated liabilities or expenses or other financial, operating or other information regarding SRT that may be detrimental to the Partnership following our acquisition of the legacy assets of SRT that has not been publicly disclosed by SRT, or errors in our estimates due to the lack of verification, may have an adverse effect on our operational plans and business, the cost of the proposed transaction or the benefits we expect to achieve through the consummation of the proposed transaction.

We may have working capital needs after consummation of the transaction.
      We may not close on the proposed $75 million to $150 million credit facility at or about the time of the proposed transaction, or obtain this facility on acceptable terms, if at all. We do not intend to consummate the proposed transaction to the extent that we are unable to establish a credit facility on terms deemed acceptable to us, in our discretion, and in an amount of at least $75 million or we have received commitment letters with respect to such a facility on terms deemed acceptable to us, in our discretion.

We may unilaterally decrease the minimum monthly distribution and target distribution levels.
      In structuring this transaction, we have reserved the unilateral right to decrease the minimum monthly distribution below $0.26380 per Partnership common unit and to correspondingly decrease the target distribution levels if our operating surplus in any particular measurement period were to decline. This right, which we refer to as the “reset option,” allows us to permanently adjust downward the amount which you can expect to receive as a minimum monthly distribution and target distribution levels should the proposed transaction be consummated. We are currently unable to provide any assurances concerning the adjusted minimum monthly distribution rate or target distribution levels. To the extent we exercise the reset option, the distributions you can expect to receive from the Partnership will decrease, perhaps significantly. In contrast, SRT distributes its revenues less expenses and liabilities without regard to the concept of a minimum monthly distribution amount or target distribution levels.

We anticipate reporting a net loss.
      Our acquisition of SRT’s assets will be accounted for as a purchase where the purchase price allocated to the SRT assets acquired and liabilities assumed will be determined based on the product derived by multiplying the number of units of SRT outstanding on the closing date by the quoted market price of the units on such date. We anticipate that a substantial majority of the purchase price will be allocated to acquired royalty interests, subject to completion of a formal appraisal. Based on the market price of SRT’s units at September 30, 2005 and the historical rate of amortization of SRT’s royalty interests for the period from January 1, 2005 to September 30, 2005, we estimate that the acquired royalty interests will be assigned an initial value of approximately $740 million and that the annual amortization expense will be approximately $90 million. SRT’s historical financial statements included in this prospectus/proxy statement report that the carrying value of the royalty interest in oil and gas properties was approximately $1,050,000 at September 30, 2005, and the annual amortization of royalty interests was approximately $150,000. Based on the historical financial statements of SRT included in this prospectus/proxy statement, the inclusion of amortization expense at the estimated level indicated would result in our reporting a significant net loss.

We will incur significant charges and expenses as a result of the transaction.
      The General Partner expects to incur $1,550,000 of costs related to completing the proposed transaction, which expenses will be reimbursed by us as described under “Certain Relationships and Related Party Transactions — Expenses of the Proposed Transaction.” Depending on the circumstances, including those beyond our control, these expenses could be more than $1,550,000, perhaps materially. In that event, we anticipate that the General Partner would still receive a special expense reimbursement for all of such amount.
      In addition, SRT will incur expenses in connection with its proposed winding-up and liquidation. These expenses will be borne either directly by SRT or reimbursed or assumed by us. We will bear certain other expenses, not included in the above estimation such as NYSE listing fees, closing costs, costs and expenses of the proposed credit facility and the special cash distribution, directly. We anticipate that the partnership will directly bear costs and expenses of approximately $1,000,000.
      For a detailed description of fees and expenses of the proposed transaction, please see “The Transaction — Costs and Expenses.”

Uncertainties exist in integrating the business and operations of the Partnership and SRT.
      The integration of SRT’s operation will require substantial management attention and could detract attention from the growth strategy we expect to deploy. We may encounter substantial difficulties integrating SRT’s operations with our operations, resulting in a delay or a significant increase in the costs to be borne by us. The difficulties of combining the operations of the companies include, among other things:

•	possible inconsistencies in standards, controls, procedures and policies between SRT and the Partnership;

•	the switch from modified cash to accrual basis of accounting, as required by generally accepted accounting principles;

•	the possibility of tax costs or inefficiencies associated with the integration of the operations of the combined company; and

•	the possible need to modify operating control standards in order to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.
      For these reasons, we may fail to complete successfully the necessary integration of SRT and the Partnership, or to realize any of the anticipated benefits of the integration of the two companies. Actual cost savings and synergies may be lower than we currently expect and may take a longer time to achieve than we currently anticipate. Any unexpected costs or delays incurred in connection with the integration could have an adverse effect on our business, results of operations or financial condition.

Your rights as a common unit holder in the Partnership, a Delaware limited partnership, will differ from the rights of a holder of units of beneficial interest in SRT, a Texas express trust.
      The Partnership is a Delaware limited partnership that is governed by the laws of the State of Delaware and by its amended and restated limited partnership agreement (the form of which is attached hereto as Annex A). The Revised Limited Partnership Act of the State of Delaware, referred to in this prospectus/proxy statement as the “DRLPA,” extends to limited partners certain rights and privileges that may not exist under Texas trust law and, conversely, Texas trust law may extend certain rights and privileges to you that are not available as a unit holder of a limited partnership in Delaware. For a summary of the material rights of our common unit holders versus the rights of SRT unit holders, see the sections captioned “Comparison of SRT Unit Holders’ and Common Unit Holders’ Rights” and “Description of Our Partnership Agreement.”

You will experience dilution of your indirect interests in SRT’s oil and natural gas properties.
      SRT is a grantor trust, meaning that you effectively own an undivided interest, equivalent to the percentage of all outstanding SRT units you own, in all of the oil and natural gas interests held by SRT. Accordingly, SRT unit holders in the aggregate own 100% of SRT’s interests in its oil and natural gas properties. Upon consummation of the transaction, that percentage will be diluted, and your percentage will be similarly diluted, because our General Partner will hold a 1.25% interest and incentive distribution rights in the Partnership. In effect, your interest in SRT’s oil and natural gas properties will be diluted by the interests of our General Partner. Because, therefore, the minimum monthly distribution rate has been determined by reference to historical SRT distributions, this means that your proportionate interest in increased oil and natural gas prices (should that occur) will also be diluted. In addition, should we issue additional common units or other equity securities of the Partnership in the future, the General Partner is not required to purchase its pro rata share of any such offering to maintain its 1.25% interest and incentive distribution rights in us.

Financial information of SRT is not prepared in accordance with GAAP.
      The financial statements of SRT are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States, or GAAP. Although this basis of accounting is permitted for royalty trusts by the SEC, the financial statements of SRT differ from GAAP financial statements principally because royalty income is recognized in the month received rather than in the month of production, expenses other than those expected to be paid on the following monthly record date are not accrued, and amortization of royalty interests in oil and gas properties is shown as a reduction of trust corpus and not as a charge to operating results.

SRT unit holders were not independently represented in establishing the terms of the proposed transaction and consequently the terms of the proposed transaction may not be as favorable to unit holders had they been independently represented.
      No independent representative of the holders of SRT units was engaged by us for purposes of negotiating the terms of the proposed transaction, nor was a fairness opinion, appraisal or other report related to the proposed transaction obtained from an unaffiliated third party. We did not seek the recommendations of SRT’s Trustee or the recommendations about the type of transaction or the terms or prices from any independent underwriter, financial advisor or other securities professional. The absence of these protections was considered, but was not judged to be significant by us, in determining the fairness of the proposed transaction to such holders. In this regard, we determined that the likelihood that such an unaffiliated representative of the unit holders or a fairness opinion would add value to the process of structuring the combination transactions was minimal and outweighed the costs of retaining such a representative or fairness opinion. As a result, the proposed transaction and other terms of the proposed transaction may not be as favorable as the terms that might have been obtained had an independent representative been retained or a fairness opinion requested. For additional information, please see “Background and Reasons for the Transaction — Fairness.”

The amendments we have proposed to the trust agreement are intended to relieve the Trustee of its potential duty to assess the fairness and adequacy of the proposed transaction. Accordingly, the transaction proposed by us may not be as favorable to unit holders.
      As part of the transaction proposals, we expressly provided that (1) the “prudent investor rule” should not apply to either SRT or the Trustee and (2) the Trustee is relieved, to the maximum extent permitted by law, from all duties, liabilities or restrictions arising out of or related to the Proposed First Amendment to Royalty Trust Agreement and/or the proposed transaction, including, with respect to its duty, if any, to evaluate the amendment or to assess the fairness or adequacy of the proposed transaction. Accordingly, unit holders should not expect that the Trustee will adhere to the same standard of care with respect to the proposed transaction as it may have had we not proposed such amendments. Further, because we relieved the Trustee of these duties, the transaction proposed by us may not be as favorable to unit holders.

The interests of certain governing board members, executive officers and affiliates of our Managing Member and our General Partner may conflict with those of SRT unit holders.
      Certain managers, executive officers and affiliates of the Partnership are parties to agreements, participate in other arrangements, or engage in related business activities that may cause their interests in the transaction to conflict with the interests of unit holders of SRT. In addition to serving the Partnership, each of the executive officers of the Managing Member will continue their current employment with their current employers. You should consider these conflicting interests when voting on the transaction. We have described these different interests under “The Transaction — Interests of Certain Persons in the Transaction.”

Our officers are not required to devote their full time to our business.
      All of the officers of our Managing Member are also officers and employees of other companies and will spend significant amounts of their time overseeing the management, operations, corporate development and future acquisition initiatives of such companies. Our officers will not be exclusively dedicated to our business, which may cause risk to the management of the Partnership and its operations, corporate development and future acquisition activities.

Risk Factors Related to Our Business and the Oil and Natural Gas Industry

Our future distributions and proved reserves, which will be based in part on the oil and natural gas interests we acquire, will be dependent upon the success of our efforts to acquire, manage and develop oil and natural gas properties that conform to the acquisition profile described in this prospectus/proxy statement.
      In addition to ownership of the oil and natural gas interests currently owned by SRT, in the future, our assets will consist of interests in oil and natural gas properties that we acquire. The General Partner, under the management of the Managing Member, will manage and develop such acquired properties, and the ultimate value to us of the interests that we acquire will be dependent upon the ability of the Managing Member, through the General Partner, to manage and develop such properties. As a result, our future cash distributions will be dependent to a substantial extent upon the abilities of the Managing Member to acquire, manage and develop such properties.

We may have difficulty managing any future growth and the related demands on our resources and may have difficulty in achieving future growth.
      SRT has not experienced growth in the past because it cannot acquire new oil and gas properties. We anticipate expansion in the future both through additional acquisitions and development and production activities. Any future growth may place a significant strain on our financial, technical, operational and administrative resources. Our ability to grow will depend upon a number of factors, including our ability to identify and acquire new development prospects, our ability to develop those prospects, our ability to continue to retain and attract skilled personnel, the results of our drilling program and acquisition efforts, hydrocarbon prices and access to capital. We may not be successful in achieving growth or any other aspect of our business strategy.

We have not identified any specific acquisitions meeting our investment objectives in which to invest available cash after the consummation of the transaction.
      As of the date of this prospectus/proxy statement, we have not identified any specific acquisitions that meet our investment objectives in which to invest the funds expected to be available to us from our proposed borrowing facility. As a result, you will not be able to evaluate the manner in which we invest or the economic merits of any investments we make prior to your decision to vote in favor of the proposed transaction.

We will incur debt, increasing your risk as an investor in us and increasing our dependence on income from oil and natural gas properties.
      The amount of risk to us will increase as we borrow funds to purchase oil and natural gas properties in the future. The amount of our borrowing will increase as acquisitions are made, thereby making us more dependent on the income from oil and natural gas properties for our success.

We may have difficulty obtaining credit.
      Our ability to obtain and service indebtedness will depend on our future performance, including our ability to manage cash flow and working capital, which are in turn subject to a variety of factors beyond our control. Our business may not generate cash flow at or above anticipated levels, or we may not be able to borrow funds in amounts sufficient to enable us to service indebtedness, make anticipated capital expenditures or finance our acquisition program. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to curtail portions of our acquisition program, sell assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. We may not be able to refinance our debt or obtain additional financing.

Our acquisition activities may not be successful.
      Because our acquisition activities will consist of acquiring oil and natural gas interests, our growth strategy is dependent on the Managing Member’s ability to identify and make acquisitions of oil and natural gas producing properties that conform to our investment criteria. However, suitable acquisition candidates may not be available on terms and conditions that the Managing Member finds acceptable, and thus acquisitions pose substantial risks to our business, financial condition and results of operations. In pursuing acquisitions, we will compete with other companies, many of which have greater financial and other resources, to acquire attractive properties. Even if future acquisitions are completed, the following are some of the risks associated with acquisitions:

•	some of the acquired properties may not produce revenues, reserves, earnings or cash flow at anticipated levels;

•	we may assume liabilities that were not disclosed or that exceed our estimates;

•	we may be unable to integrate acquired properties successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems; and

•	acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures.

We may not have sufficient cash to enable us to pay the minimum monthly distribution.
      Our ability to pay the minimum monthly distribution on our outstanding common units will depend upon a number of factors, including our revenues, which will depend primarily upon the amount of royalty income generated by the legacy assets that we acquire from SRT and cash flow, defined as net income plus depreciation, depletion, and amortization, generated from oil and natural gas investments made by us in the future. The amounts of such royalty income and cash flow are dependent upon numerous factors beyond our control. Other factors that may affect our ability to pay the minimum monthly distribution each month, or to make any distributions, include the following:

•	fluctuations in working capital;

•	changes in production, realized prices and costs;

•	proceeds from or payments in respect of hedging activities;

•	capital expenditures; and

•	adjustments in cash reserves made by our General Partner in its discretion.
      Additionally, our ability to pay the minimum monthly distribution will depend on the amount of cash we receive from our operations, which will fluctuate from month to month based on, among other things:

•	the amount of oil and natural gas produced from properties in which we have an interest;

•	the prices at which this production is sold;

•	the level of operating and administrative costs, including expenses we will incur as a result of being a public company;

•	the level of maintenance and drilling expenses; and

•	the level of our indebtedness, the payments of principal and interest required thereunder and the restrictions contained in the debt instruments relating to such indebtedness.
      In addition, the actual amount of cash that we will have available for distribution will depend on other factors affecting us, some of which are beyond our control, including:

•	the level of capital expenditures we make to acquire, maintain or enhance our producing properties;

•	the cost of our acquisitions, if any;

•	our debt service requirements, if any;

•	fluctuations in our working capital needs;

•	timing and collectibility of receivables;

•	restrictions on distributions contained in our proposed credit facility, if any, including our ability to borrow to pay distributions;

•	prevailing economic conditions; and

•	the amount of cash reserves established by the General Partner in its discretion for the proper conduct of our business.

      Furthermore, you should be aware that our ability to pay the minimum monthly distribution depends primarily on cash flow, including cash flow from working capital reserves and cash balances, and not solely on profitability, which is affected by noncash items. Therefore, we may make cash distributions during periods when we record losses and may not make distributions during periods when we record profits.
      The amount of available cash from operating surplus we need to pay the minimum monthly distribution for twelve months on the common units and the general partner interest of our General Partner that will be outstanding immediately after the consummation of the transaction is approximately $46.7 million.
      In addition, the amount established as the minimum monthly distribution is subject to our right, under specified circumstances for periods including and prior to December 31, 2008, to reduce the minimum monthly distribution. For a description of that reset right, see “Cash Distribution Policy — Reset Option” on page 99 of this prospectus/proxy statement.

High oil and natural gas prices may increase the availability of alternative sources of capital and reduce the availability of suitable properties that constitute our targeted investments.
      As a result of the current high prices for oil and natural gas relative to historic levels, both public and private energy companies are generally experiencing strong financial results and increased cash flows. Therefore, such companies are not inclined to sell producing oil and natural properties as a means of generating cash. In addition, if the lenders to such companies base borrowing capacity on reserve value calculations, then such companies may be able to borrow more funds than when commodity prices are lower because higher commodity prices typically increase reserve values. Each of these scenarios may reduce the availability of suitable properties for us to acquire because fewer companies are selling such properties, and if such properties are being sold, those companies enjoying strong financial results may be able to pay more for such properties than we can. If we are unable to purchase suitable oil and natural gas properties, our reserves will deplete without replenishment, thereby negatively affecting our revenues, which in turn will affect our revenues and cash flow.

We may not be able to compete for acquisition opportunities with competitors who may have greater resources or have a lower cost of capital, thus allowing them to pay more for assets. This disparity may cause us to lose investment opportunities and thus not be able to implement our business plan.
      We are newly formed with no operating history or established funding source. We will operate in a highly competitive environment for acquiring properties. A large number of entities with more established histories will compete with us to make the types of investments that we plan to make in energy assets. We will compete with public and private companies, investment banks, private equity funds, institutional investors and high net worth individuals. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Also, there is substantial competition for capital available for investments in the oil and natural gas industry. The competitive pressures for properties, marketing oil and natural gas and securing trained personnel that we will face may have a material adverse effect on our business, financial condition and results of operations. We may not be able to identify oil and natural gas properties fitting our investment objective, and if we do identify such properties, we may not be able to acquire them due to a lack of funding or not being able to offer a higher price than companies with greater resources or lower cost of capital. If we acquire such properties, we may not be able to recruit enough qualified personnel to operate, manage and develop such properties. As our strategy involves acquiring producing oil and natural gas properties, our inability to consummate acquisitions or delays in acquisitions or to operate, manage or develop properties could affect our future results of operations and our ability to successfully implement our strategy. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operation and our ability to meet our debt service requirements, capital expenditure obligations and financial commitments.
      The price that (1) we realize for the production attributable to the legacy assets that we acquire from SRT and (2) we receive for our interest in oil and natural gas properties that we acquire heavily influences our revenue, profitability, cash flow, access to capital, future rate of growth and ability to borrow funds or obtain additional capital. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices realized for the production attributable to SRT’s legacy assets and attributable to any interests in properties we acquire in the future, and the levels of this production, depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	the price and quantity of imports of foreign oil and natural gas;

•	political conditions, including embargoes, in or affecting other oil-producing activity;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.
      Lower oil and natural gas prices may not only indirectly decrease revenues on a per common unit basis, but also may reduce the amount of oil and natural gas that can be produced economically. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity, ability to pay cash distributions or our ability to finance planned capital expenditures for our properties.

If oil and natural gas prices decrease or there is a downward revision in our estimated reserves, we may be required to take write-downs of the carrying values of our oil and natural gas properties.
      Accounting rules require that we review periodically the carrying value of our interests on oil and natural gas properties, that is both the SRT legacy assets and interests that we acquire in the future, for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties. Specifically, declines in estimated reserves and/or oil and gas prices in the future would adversely affect the fair value of the royalty interests and could result in impairment changes. A write-down constitutes a noncash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken and thus, could have a material adverse effect on our results of operations in the period and the value of your common units.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.
      To the extent that we purchase properties with a significant percentage of additional development, exploitation or enhanced recovery opportunities, our future success will depend in part on the success of the exploitation, development and production activities to be conducted by us on such properties. Our oil and natural gas development and production activities are subject to numerous risks beyond our control, including the risk that development drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, develop or otherwise exploit properties will depend in part on the evaluation of data obtained through production data and engineering studies, geophysical and geological analyses, the results of which are often inconclusive or subject to varying interpretations. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of the reserves. For a discussion of the uncertainty involved in these processes, see “— Reserve estimates depend on many assumptions that may turn out to be inaccurate.” Any material inaccuracies in these reserve estimates or underlying assumptions will materially offset the quantities and present value of the reserves. The cost of drilling, completing, operating and reworking wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical and that will adversely affect the revenues we receive. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions, such as hurricanes and tropical storms;

•	reductions in oil and natural gas prices;

•	title problems; and

•	limitations in the market for oil and natural gas.
      Any of these events can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties, which will reduce the cash payable to us.
      We expect to maintain insurance against various losses and liabilities arising from our operations; however, insurance against all operational risks is not available. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of any applicable insurance coverage. The occurrence of an event on a property owned by us and that is not fully covered by insurance could have a material adverse impact on our financial condition and results of operations.

Substantial acquisitions or other transactions could require significant external capital and could change our risk and property profile.
      To finance acquisitions of additional producing properties, we may need to alter or increase our capitalization substantially through the issuance of equity securities. This may occur after we have invested the net funds from our proposed credit facility. Any changes in capitalization may significantly affect our risk profile.

      Additionally, significant acquisitions or other transactions can change the character of SRT’s historical operations and business. The character of the new properties could be substantially different in operating or geological characteristics or geographic location than SRT’s historical interests. As a result of the difference in property characteristics and risk profiles, we may not be able to obtain external funding for any such acquisitions or other transactions or to obtain external funding on terms acceptable to us.

Properties that we buy may not produce as projected, and we may be unable to identify liabilities associated with the properties or obtain protection from sellers against these liabilities.
      Our business strategy includes a continuing acquisition program. The successful acquisition of producing properties requires assessments of many factors, which are inherently inexact and may be inaccurate, including the following:

•	the amount of recoverable reserves;

•	future oil and natural gas prices;

•	estimates of operating costs;

•	estimates of future development costs;

•	estimates of the costs and timing of plugging and abandonment; and

•	potential environmental and other liabilities.
      Our assessment of properties being evaluated for possible purchase will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their capabilities and deficiencies. In the course of our due diligence, we will not inspect every well or pipeline. Inspections may not reveal structural and environmental problems, such as pipeline corrosion or groundwater contamination, even when the inspections are made. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of the reserves.
      The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus/proxy statement in respect of the legacy assets we acquire from SRT or in respect of interests in oil and natural gas properties acquired by us in the future.
      In order to prepare reserve estimates, we must project production rates and timing of development expenditures. We must also analyze available production and engineering data, along with geological and geophysical data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise. The estimates, analyses and projections used in calculations for interests we acquire in the future will be dependent upon our estimates, analyses and projections.
      Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus/proxy statement or estimated in the future. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploitation and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

      You should not assume that the present value of future net revenues from proved reserves is the current market value of the estimated oil and natural gas reserves. In accordance with SEC requirements, we will generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

We will be exposed to the credit risks of our key customers, and any material nonpayment or nonperformance by key customers could reduce our ability to make distributions to our unit holders.
      We will be subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by key customers could reduce our ability to make distributions to our unit holders.
      If any of our key customers default on their obligations, our financial results could be adversely affected. Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks. Any loss of key customers could reduce our ability to make distributions to our unit holders.

Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures.
      The transportation and storage of refined products result in a risk that refined products and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability to government agencies for natural resources damages, personal injury, or property damages to private parties and significant business interruption. We may acquire or lease properties that have been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations. These losses and liability claims could materially and adversely affect the cash we receive.
      Our operations will be subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures and other events beyond our control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in our operations. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect the cash we receive from our properties, which in turn could adversely affect our financial condition or results of operations. Our contemplated oil and natural gas exploitation and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.
      Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us, thereby reducing the cash otherwise payable to us. In addition, pollution and environmental risks generally are not fully insurable. As a result of market conditions, premiums and deductibles for insurance policies have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers require broad exclusions for losses due to terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position. If a significant accident or other event occurs and is not covered or fully covered by insurance, then it could adversely affect us, thereby reducing the cash otherwise payable to us in respect of and through our property interests.

Our oil and gas interests may relate to a limited number of producing assets, which would magnify the effect if one of those assets were to suffer a significant loss. This could negatively affect our interest in such assets, our ability to pay you distributions and cause you to lose all or part of your investment.
      Our primary investment activity and business is to acquire oil and natural gas interests. There is no limit on the amount of capital that we may invest in any one asset or group of assets if our General Partner approves such acquisition. In addition, upon closing of this transaction, our operating assets will consist almost exclusively of the legacy assets of SRT. A consequence of this concentration is that the aggregate returns we initially realize may be adversely affected if a small number of the properties underlying the legacy assets perform poorly or if any such properties otherwise become impaired or require substantial capital to maintain production. While we will have fixed guidelines for diversification, our future investments in additional oil and natural gas interests could be concentrated in relatively few producing assets or in a few production regions even if we are successful in achieving what we believe constitutes appropriate diversification. In such cases, financial difficulty on the part of any single producing property will expose us to a greater risk of loss than would be the case if we were to invest in a more diverse set of assets. To the extent that we make a large investment in a small number of properties, our net asset value and thus the market price of our common units may fluctuate as a result of changes in the financial condition or in the market’s assessment of our property base. These factors could negatively impact our ability to pay you distributions and could cause you to lose all or part of your investment.

Market conditions or operational impediments may hinder access to oil and natural gas markets or delay production.
      Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder access to oil and natural gas markets or delay its production. The availability of a ready market for oil and natural gas production attributable to our interests in such production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. The ability of the operator or working interest owner of the properties to market the production attributable to such interests depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. The failure of such operator or working interest owner to obtain such services on acceptable terms could materially adversely affect the cash we receive in respect of our interests, which in turn could adversely affect our financial condition or results of operations. The operator could be required to shut in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, then we would be unable to realize revenue in respect of our interests from those wells until production arrangements were made to deliver to market.

The assistance of third parties is necessary to market production.
      The marketability of production in which we have an interest will depend upon the proximity of our reserves to, and the capacity of, facilities and third party services, including oil and natural gas gathering systems, pipelines, trucking or terminal facilities, and processing facilities. The unavailability or lack of capacity of such services and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. A shut-in of producing wells or delay or discontinuance of development plans for properties could adversely affect our financial condition and performance.

We are subject to complex laws that can affect the cost, manner or feasibility of doing business.
      Exploration, development, production and sale of oil and natural gas are subject to extensive federal, state and local regulation. Because we participate in these activities, we may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	the spacing of wells;

•	unitization and pooling of properties; and

•	taxation.
      Under these laws, we could be liable for personal injuries, property damage and other damages. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

Because we will handle oil and natural gas and other petroleum products in our businesses, we may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment.
      The operations of the wells, gathering systems, pipelines and other facilities that we acquire in the future will be subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example:

•	the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

•	the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws that impose requirements for the discharge of waste from our facilities; and

•	the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal.
      Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.
      There is an inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of natural gas and other petroleum products, air emissions related to our operations, standard industry practices and waste disposal practices. For example, an accidental release from one of our wells or gathering pipelines could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover these costs from insurance. Any of these additional costs and liabilities will reduce the amounts payable to us with respect to the affected properties, which reductions could be material, and which will in turn reduce the cash we have available to pay distributions to our unit holders.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our cash flows and income.
      Unless we acquire additional oil and natural gas properties in the future containing additional proved reserves or successfully develop proved resources on properties we acquire, our proved reserves will decline as the reserves attributable to the underlying properties burdened by such interests are produced. In addition, if the costs to develop or operate the properties burdened by our legacy assets or future acquired interests increase, the estimated proved reserves associated with our interests will be reduced below the level that would otherwise be estimated. Our ability to avoid a reduction on proved reserves over the long term is dependent, therefore, on our ability to successfully acquire, develop and produce oil and natural gas from producing properties. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore our cash flow and income, are highly dependent on our success in efficiently and economically acquiring additional recoverable reserves. We may not be able to exploit or acquire additional reserves that, by acquiring an interest in such reserves, will permit us to replace our current and future production.

If we acquire properties with significant development, exploitation, enhanced recovery or other capital costs, our operations on such properties could require substantial capital expenditures, which will reduce cash available payable to us with respect to our oil and natural gas interests in such properties.
      The oil and natural gas industry is capital intensive. We expect to make substantial capital expenditures in our business and operations for the acquisition, development and production of oil and natural gas reserves. Development and production expenditures will reduce the income generated in respect of the properties on which such expenditures are incurred, which will in turn reduce the cash payable to us in respect of our interest in such properties. We expect to finance our future capital expenditures with cash flow from operations, funding obtained from our proposed credit facility and proceeds from future sales of limited partner interests in the Partnership. Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which our oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves and a reduction in the amount of cash available for distributions.
      If our revenues or the borrowing base under any revolving credit facility decrease as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations. If additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under any revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our prospects, which in turn could lead to a possible decline in our energy reserves. These declines could in turn reduce the amount payable to us from our oil and natural gas interests, which could in turn materially reduce the amount of cash available for distribution to our unit holders.

Our ability to maximize and extend production through the use of secondary and tertiary recovery techniques and technology may be limited.
      While we intend to maximize the value of properties we acquire in the future through the use of advanced technologies, computer aided exploration and specialized production applications, water flooding, CO2 flooding, horizontal drilling, chemical flooding, proponent fracturing, production logging and other techniques, these techniques may have limited success in increasing production on properties. Moreover, because the SRT legacy assets consist almost exclusively of royalty interests, our involvement will be limited to monitoring the operation of those assets and enforcing rights that we may have under applicable contracts governing those royalty interests.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploitation and development plans within our budget.
      Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development and exploitation operations, which could have a material adverse effect on our business, financial condition or results of operations, which could in turn adversely affect the cash payable to us in respect of our interests on our oil and natural gas properties.

We may hedge a portion of our production, which may result in our making cash payments or prevent us from receiving the full benefit of increases in prices for oil and gas.
      Due to the instability of oil and natural gas prices, we may periodically enter into price risk management transactions (e.g., swaps, collars and floors) for a portion of our oil and natural gas production to achieve a more predictable cash flow, as well as to reduce exposure from price fluctuations and to seek to preserve the intended economic benefits of our property acquisitions. The use of these arrangements limits our ability to benefit from increases in the price of oil and natural gas. Our hedging arrangements, to the extent we enter into any, would apply to only a portion of our production and provide only partial price protection against declines in oil and natural gas prices and limits our potential gains from future increases in prices. Such hedging arrangements may expose us to risk of financial loss in certain circumstances, including instances where production is less than expected, our customers fail to purchase contracted quantities of oil or natural gas, or a sudden, unexpected event materially impacts oil or natural gas prices causing a change in the expected differential between the underlying price in the hedging agreement and actual prices received.
Risk Factors Inherent in an Investment in the Partnership

If the Managing Member loses key senior management or is unable to attract and retain the talent required for our business, our operating results could suffer.
      Our performance depends largely on the efforts and abilities of the members of senior management of the Managing Member, the manager of our General Partner. These executives have significant experience and expertise in the energy business. In particular, we depend on the performance of Gerald W. Haddock, Dr. Kenneth Q. Carlile, S. Jeffrey Johnson, members of the Office of Chief Executive Officer, and James E. Farrell, Chief Financial Officer, of the Managing Member. The unexpected loss of services of one or more of these individuals could have an adverse effect on our business. As we grow, the Managing Member will need to attract and retain additional qualified personnel and develop, train and manage an increasing number of management-level employees. We cannot assure you that the Managing Member will be able to attract and retain personnel as needed in the future.

A regular trading market for our common units might not develop, which would harm the liquidity and value of our common units.
      There is no established trading market for our common units. We have applied to have our common units listed on the NYSE under the symbol “SBR.” However, regular trading of our common units may not develop on that exchange or elsewhere or, if developed, any such market may not be sustained.

Our common unit price may be volatile following the acquisition of the assets of SRT, and you could lose all or part of your investment as a result.
      Once our common units are listed for trading on the NYSE, the market price of our common units could be subject to significant fluctuations, and may decline. The following factors could affect our common unit price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, distributions per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	general market conditions, including fluctuations in commodity prices or interest rates; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.
      The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common units.

The market price and trading volume of our common units may be volatile following completion of this transaction, and you may be unable to resell your shares at or above the unit price prior to the transaction.
      Even if active trading markets develop for our common units after completion of this transaction, the market price of our common units may be highly volatile and subject to wide fluctuations. In addition, the trading volume and liquidity in our common units may fluctuate and cause significant price variations to occur. If the market price of our common units declines significantly, you may be unable to resell your units at or above the market price of the SRT units prior to the transaction. Some of the factors that could negatively affect our common unit price or result in fluctuations in the price or trading volume of our common units include:

•	actual or anticipated variations in our quarterly operating results or distributions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness that we incur in the future;

•	actions by institutional investors who hold our common units;

•	speculation in the press or investment community; and

•	general market and economic conditions.

We may allocate our capital after the transaction to acquisitions with which you may not agree.
      We will have significant flexibility in investing the funds available to us after this transaction, primarily through our proposed credit facility, and may use such funds to acquire investments with which you may not agree. Although we have attempted to describe our targeted investments and their expected characteristics, our goal is to invest in future oil and natural gas interests in a manner and time so as to increase distributions and common unit holder value. If the energy market dictates that we vary our investment approach from that described in this prospectus/proxy statement, then we will adjust our strategy accordingly.

Restrictions in our proposed credit agreement may prevent us from engaging in some beneficial transactions or paying distributions.
      We expect to enter into a $75 million to $150 million line of credit with a lending bank at or about the time of the proposed transaction. We anticipate that the lender will require various limitations in the credit agreement that may reduce our ability to incur additional debt, engage in some transactions, and capitalize on acquisition or other business opportunities. Our revolving credit agreement will likely contain provisions relating to changes in ownership. If these provisions are triggered, the outstanding debt under such facility may become due. If that happens, we may not be able to repay the debt. In addition, we could be prohibited by the credit agreement from making cash distributions during an event of default, or if the payment of a distribution would cause an event of default.

Our proposed credit facility will represent indebtedness that is senior in right of payment to all of our obligations to our common unit holders, and will be secured by substantially all of our assets.
      Should we be successful in obtaining our proposed $75 million to $150 million credit facility, the financial institutions that extend credit under such facility, as well as any other credit facility that we might obtain in the future, will hold, as creditors with a first lien security interest in our assets, a position superior to the equity holders and therefore will be entitled to receive payment, upon liquidation or in the normal course of business, prior to our common unit holders.

Terrorist attacks, and the threat of terrorist attacks, may result in increased costs to our business. Continued hostilities in the middle east or other sustained military campaigns may adversely impact our results of operations and thus your investment.
      The long-term impact of terrorist attacks, such as the attacks that occurred on September 11, 2001, and the threat of future terrorist attacks, on the energy industry in general, and on us in particular, is not known at this time. Increased security measures taken by us as a precaution against possible terrorist attacks may result in increased costs to our business. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns may affect our operations in unpredictable ways, including disruptions of crude oil supplies and markets for refined products, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror.
      Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be expensive. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

The controlling persons of our Managing Member and their respective affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.
      Following the transaction, Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC will indirectly own the 1.25% general partner interest and jointly, through the Managing Member, control our General Partner. The governing board of managers of the Managing Member is appointed by its members. The Managing Member appoints our General Partner. The Managing Member’s governing board of managers has a fiduciary duty to manage the Managing Member and the General Partner on behalf of its members. The General Partner, in turn, has a fiduciary duty to manage the Partnership on behalf of its partners. Conflicts of interest may arise between these entities and their respective affiliates, including our General Partner, on the one hand, and us and our unit holders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unit holders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our General Partner to pursue a business strategy that favors us or utilizes our assets. Our Managing Member’s governing board members and officers have a fiduciary duty to make these decisions in the best interests of the General Partner and the Managing Member;

•	our General Partner is allowed to take into account the interests of parties other than us, such as the entities controlling our General Partner, in resolving conflicts of interest;

•	our General Partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unit holders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	our General Partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities, exercise of the Reset Option and reserves, each of which can affect the amount of cash that is distributed to our unit holders;

•	our General Partner determines which costs incurred by the Managing Member and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our General Partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our General Partner controls the enforcement of obligations owed to us by our General Partner and its affiliates; and

•	our General Partner decides whether to retain separate counsel, accountants, or others to perform services for us.

      For additional information, please see “Certain Relationships and Related Party Transactions — Omnibus Agreement,” “Certain Relationships and Related Party Transactions — Potential Services Agreements” and “Conflicts of Interest and Fiduciary Responsibilities.”

We will qualify for, and intend to rely on, exemptions from certain corporate governance requirements of the New York Stock Exchange.
      Not all of the New York Stock Exchange’s rules of corporate governance apply to us. Specifically, we will not need to comply with the rules relating to:

•	the requirement that a majority of our governing board of managers consist of independent members;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent members with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent members with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.
      As a result, we will not have a majority of independent governing board members, nor will our nominating and corporate governance and compensation committees consist entirely of independent members and you will not have the same protections afforded equity holders of entities that are required to comply with all of the New York Stock Exchange corporate governance requirements.
      One of the New York Stock Exchange’s rules of corporate governance that will apply to us is the requirement that we have an audit committee composed of three independent members. However, the New York Stock Exchange’s corporate governance rules provide a transition period for entities that are initially listing their equity securities. The transition rule requires only that we have at least one independent member on our audit committee as of the date that trading in the common units begins on the New York Stock Exchange, a majority of independent members on our audit committee by                     , 2005 [90 days after the effective date] and a fully independent audit committee by                     , 2006 [one year after the effective date]. We intend to utilize this transition rule. As a result, our audit committee may only have one independent member at the time trading in the common units begins on the New York Stock Exchange.

Our anti-takeover provisions may delay or prevent a change of control of the Partnership, which could adversely affect the price of our common units.
      The existence of some provisions in our partnership agreement and Delaware law may delay or prevent a change in control of the Partnership, which could adversely affect the price of our common units and make it more difficult for our unit holders to benefit from transactions, including an actual or threatened change in control of the Partnership, that are opposed by our General Partner even though such a transaction may offer our common unit holders the opportunity to sell their common units of the Partnership at a price above the prevailing market price. Our partnership agreement contains some provisions that may make the acquisition or control of the Partnership more difficult, including provisions relating to the requirements for removal of the General Partner. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between the Partnership and any holder of 15% or more of its outstanding common units. See “Description of Partnership Common Units” for a summary of these anti-takeover provisions.

The common units are not equivalent to shares of common stock.
      The common units should not be viewed by investors as shares in a corporation. The common units represent a limited partnership interest in the Partnership. Our assets will consist of the legacy assets we acquire from SRT and oil and natural gas interests we acquire in the future and may also include certain other investments permitted under our partnership agreement. The trading price per common unit is expected to be a function of anticipated Partnership distributable income, which will in turn be a function of the income from the SRT legacy assets and the oil and natural gas properties acquired by us in the future. In addition, we expect that the trading price will be affected by perceptions of our ability to successfully execute our business strategy. The market price of the common units will also be sensitive to a variety of market conditions including, but not limited to, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of our common units.

Unit holders may have liability to repay distributions.
      Under certain circumstances, unit holders may have to repay amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. For a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to us that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are nonrecourse to us are not counted for purposes of determining whether a distribution is permitted.

Even if common unit holders are dissatisfied, they cannot easily remove our General Partner.
      Unlike the holders of common stock in a corporation, common unit holders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Common unit holders did not elect our General Partner or the governing board of managers of the Managing Member and will have no right to elect our General Partner, the Managing Member or the governing board of managers of the Managing Member on an annual or other continuing basis.
      Furthermore, if common unit holders are dissatisfied with the performance of our General Partner, they will have little ability to remove our General Partner. First, our General Partner generally may not be removed, except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. In addition, our partnership agreement contains provisions limiting the ability of common unit holders to call meetings or to acquire information about our operations, as well as other provisions limiting the common unit holders’ ability to influence the manner or direction of management.

      As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the takeover price.

Our partnership agreement limits our General Partner’s fiduciary duties to our unit holders and restricts the remedies available to unit holders for actions taken by our General Partner that might otherwise constitute breaches of fiduciary duty.
      Our partnership agreement contains provisions that waive or consent to conduct by our General Partner and its affiliates that reduce the obligations to which our General Partner would otherwise be held by state-law fiduciary duty standards. For example, our partnership agreement:

•	permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our General Partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that our General Partner is entitled to make other decisions in “good faith” if it reasonably believes that the decisions are in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unit holders or approval by the conflicts committee of our governing board of managers, must be on terms no less favorable than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our General Partner may consider the totality of the relationships among the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our General Partner and its managers, officers and affiliates will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions, unless there has been a final and nonappealable judgment by a court of competent jurisdiction determining that such person acted in bad faith or engaged in fraud, willful misconduct or gross negligence.
      In order to become a limited partner of the Partnership, a common unit holder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. Please see “Conflicts of Interest and Fiduciary Responsibilities.”

The control of our General Partner or the General Partner’s interest in us may be transferred to a third party without common unit holder consent.
      The Managing Member may transfer its interest in the General Partner to a third party in a merger or in a contribution of all or substantially all of its assets without the consent of the unit holders. Furthermore, there is no restriction in the limited liability company agreement of our General Partner on the ability of the owner of our General Partner from transferring its ownership interest in the General Partner to a third party. The new owner of our General Partner would then be in a position to replace the manager and officers of our General Partner with its own choices and thereby influence the decisions taken by the manager and officers.

We may issue additional common units without your approval, which would dilute your existing ownership interests.
      Our General Partner may cause us to issue, without your approval, an unlimited number of additional limited partner interests, which may include common units or limited partner interests that are junior, pari passu or senior to common units in respect of the preference to cash distributions and distributions in liquidation. Our partnership agreement does not give the common unit holders the right to approve our issuance at any time of equity securities ranking junior, pari passu or senior to the common units.

      The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	your proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding common unit may be diminished; and

•	the market price of the common units may decline.
      One of our objectives is to continually add to our reserves through acquisitions of interests in producing and developmental properties. Our success is, in part, dependent on our ability to raise capital from time to time. Our common unit holders may suffer dilution in connection with future issuance of our common units, the proceeds of which could be used to fund such acquisitions.

Our General Partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to you.
      Our partnership agreement requires our General Partner to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures. In addition, our partnership agreement permits our General Partner to reduce available cash by establishing, in its discretion, cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to you.

Cost reimbursements due our General Partner may be substantial and will reduce the cash available to you.
      Prior to making any regular monthly distribution on the common units, we will reimburse (or set aside funds to reimburse) our General Partner and its affiliates, including the Managing Member, for all expenses they have incurred on our behalf, including the salaries of and the cost of employee benefits for employees who provide services to us. In addition, in respect of the last month of the six full calendar quarters after the closing of the transaction (or any month thereafter) we will reimburse the General Partner in full for the costs and expenses it incurs in connection with this transaction. For a further description of the costs to be reimbursed, see “Certain Relationships and Related Party Transactions — Reimbursement of Expenses” elsewhere in this prospectus/proxy statement. The reimbursement of expenses could adversely affect our ability to pay cash distributions to you. The Managing Member and our General Partner have sole discretion to determine the amount of these expenses. In addition, the Managing Member and our General Partner and their affiliates may provide us with other services for which we will be charged fees as determined by the Managing Member and our General Partner. Excluding reimbursements for costs and expenses associated with the proposed transaction and related matters, we estimate that the total amount of the reimbursements and fees to the General Partner and its affiliates will be approximately $2.2 million in the first year following consummation of the transaction. Our general administrative expenses and costs will not include expenses and costs associated with property acquisitions and/or our proposed credit facility.

Your liability may not be limited if a court finds that common unit holder action constitutes control of our business.
      A limited partner of a partnership generally has limited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly assumed by such limited partner. While our partnership is organized under Delaware law, we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state, but had not complied with that particular state’s partnership statute; or

•	your right to act with other common unit holders to remove or replace the General Partner, to approve some amendment to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.
      In addition, Section 17-607 of the DRLPA provides that, under some circumstances, a common unit holder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. See “Description of Our Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations on the liability of a common unit holder.

Economic downturns could impair our access to capital, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment.
      We will rely primarily on our proposed revolving credit facility to make acquisitions of oil and natural gas properties. Economic downturns could lead to decreases in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in decisions by lenders not to extend credit to us. These events could prevent us from making additional investments and harm our operating results, which in turn could negatively affect the amounts that we pay to you as cash distributions. Similarly, we may be unable to make investments in additional oil and natural gas interests, which in turn could negatively affect our ability to pay you distributions.

We cannot predict whether our common units will trade at prices above, at or below the discounted value of our estimated proved reserves.
      Common units that have a high current yield frequently trade at a premium to their net asset value. This characteristic is separate and distinct from the risk that the discounted value of our estimated proved reserves (calculated in accordance with SEC guidelines) could decrease as a result of production, commodity price changes or of our investment activities and may be a greater risk to investors expecting to sell their common units, in a relatively short period following completion of this offering. We cannot predict whether our common units will trade at prices above, at or below the discounted value of our estimated proved reserves (calculated in accordance with SEC guidelines).

The governing board of managers of the Managing Member and the General Partner may change most of our operating policies and strategies without prior notice or common unit holder approval, the effects of which could adversely affect our results of operations, financial condition or the amount of cash available for distribution to unit holders. This could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment.
      The governing board of managers of the Managing Member and our General Partner have the authority to modify or waive most of our current operating policies and our strategies without prior notice and without common unit holder approval. We cannot predict the effect that any changes to our current operating policies and strategies would have on our business, operating results or value of our common units. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. In the event that such governing board of managers or the General Partner determines that we cannot economically pursue our investment objectives, they may at some future date decide to seek to convert us to an operating company, pursue investments outside of the upstream oil and gas industry or cause us to liquidate. Such a conversion or election to liquidate may not be effected without approval of a requisite percentage of the Managing Member’s governing board of managers and the holders of a majority of our common units. See “Description of Our Partnership Agreement — Termination and Dissolution.”

If we issue senior securities, such as preferred units, we will be exposed to additional risks, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment.
      We may issue preferred securities that are senior to rights to distributions or in liquidation than our common units. We refer to any such preferred units collectively as senior securities. We may issue senior securities to make investments in oil and natural gas, or to pay our obligations and expenses. If we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios if distributions are limited by the terms of any of the senior securities.
      Certain risks apply to the issuance of senior securities, including the following:

•	We will be exposed to increased risk of loss if we issue senior securities to raise cash to make investments. If we do issue senior securities, a decrease in the value of our investments would have a greater negative impact on our net asset value and the value of our common units than if we did not issue senior securities.

•	The costs of senior securities may exceed the income from the oil and natural gas properties we purchase with the proceeds of senior securities. We will suffer a decline in net asset value if the investment performance of the interests purchased with the proceeds of the senior securities fails to cover our costs (including any distributions paid on senior securities).

•	It is likely that any senior securities we may issue will be governed by an instrument containing covenants restricting our operating flexibility.

•	We, and indirectly our common unit holders, will bear the cost of issuing and servicing senior securities, resulting in increased expenses that could decrease our distributions and investment return.
      The occurrence of any of these risks could negatively impact our ability to pay distributions and cause you to lose all or part of your investment.

Increases in market interest rates may both reduce the value of our portfolio assets and increase our cost of capital.
      If we incur significant amounts of debt to finance our acquisitions activities, the cash we receive in respect of our ownership interests (which will be subordinated to debt service that we would be required to pay) would be negatively affected by increases in market interest rates, which would in turn adversely affect the amount of cash available for distributions to our unit holders. In addition, an increase in interest rates would make it more expensive for us to use debt to finance our investments, which could in turn adversely affect our ability to acquire additional producing properties and our ability to successfully implement our strategy. As a result, a significant increase in market interest rates could reduce the value of our oil and natural gas assets and reduce the cash available for distributions to unit holders.

Our General Partner has a limited call right that may require you to sell your common units at an undesirable time or price.
      If at any time our General Partner and its affiliates own more than 80% of the common units, our General Partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our General Partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our General Partner from issuing additional common units and exercising its call right. If our General Partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the

Securities Exchange Act of 1934. For additional information about this call right, please read “Description of Our Partnership Agreement — Limited Call Right.”

Our partnership agreement restricts the voting rights of unit holders owning 20% or more of our common units.
      Our partnership agreement restricts unit holders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our General Partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the governing board of managers of our Managing Member, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unit holders to call meetings or to acquire information about our operations, as well as other provisions limiting the unit holders ability to influence the manner or direction of management.
Tax Risks to Common Unit Holders
      You should read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our counsel has not rendered an opinion with respect to certain specific federal income tax issues. As a result, the Partnership cannot rely on the opinion of counsel regarding matters of law and legal conclusions in the discussion under the caption “Material Federal Income Tax Consequences” with respect to those specific federal income tax issues.
      The opinion of counsel regarding matters of law and legal conclusions in the discussion set forth under the caption “Material Federal Income Tax Consequences,” subject to the qualifications and assumptions stated in that discussion and the limitations and qualifications stated in the opinion, has not been rendered with respect to certain specific federal income tax issues. Counsel has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a common unit holder whose common units are loaned to a short seller to cover a short sale of common units;

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases;

•	whether percentage depletion will be available to a common unit holder or the extent of the percentage depletion deduction available to any common unit holder;

•	whether the deduction under Section 199 of the Internal Revenue Code of 1986, as amended, will be available to common unit holders; and

•	whether our monthly convention for allocating taxable income and losses is permitted in existing Treasury regulations.
      As a result, the Partnership cannot rely on the opinion of counsel with respect to these specific federal income tax issues.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by states. If the IRS were to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.
      The anticipated after-tax benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.
      If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you, likely causing a substantial reduction in the value of the common units.
      Current law may change, causing us to be treated as a corporation for federal income tax purposes or otherwise subjecting us to entity-level taxation. For example, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum monthly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely impact the market for common units, and the costs of any contest will be borne by our unit holders and our General Partner.
      We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus/proxy statement. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for common units and the price at which they trade. In addition, the costs of any contest with the IRS will result in a reduction in cash available for distribution to our unit holders and our General Partner and thus will be borne indirectly by our unit holders and our General Partner.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.
      You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Tax gain or loss on the disposition of common units could be different than expected.
      If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.
      Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds), and non-U.S. persons raises issues unique to them. For example, a significant portion of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, may be unrelated business taxable income and will be taxable to them. We expect all of our income will be qualifying income to a regulated investment company for taxable years of the regulated investment company beginning after

October 22, 2004. Unless a non-U.S. person properly certifies an exemption, we will withhold a federal withholding tax at a rate at 30%, or a lower rate under an applicable income tax treaty, from the non-U.S. person’s share of our gross income that is not effectively connected with our trade or business. After the Partnership engages in a trade or business, distributions of our taxable income effectively connected with our trade or business to non-U.S. persons will be reduced by withholding taxes at the highest effective applicable rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income effectively connected with our trade or business.

We will treat each purchaser of common units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.
      Because we cannot match transferors and transferees of our common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

You will likely be subject to state and local taxes and return filing requirements as a result of investing in common units.
      In addition to federal income taxes, you will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own property and conduct business in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas. Of those states, only Texas and Florida do not currently impose an individual state income tax. We may own property or conduct business in other states or foreign countries in the future. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in common units.
Our General Partner may have conflicts of interest

Our General Partner and its management team have no experience managing a publicly traded limited partnership, and we cannot assure you that their past experience will be sufficient to manage the Partnership.
      The lack of experience of the General Partner’s management team in managing a portfolio of producing oil and natural gas assets under a publicly traded partnership structure may hinder their ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives.

If our General Partner fails to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential common unit holders could lose confidence in our financial reporting, which would harm our business and the trading price of our common units.
      Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our General Partner’s efforts to develop and maintain our internal controls will be successful, that it will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common units.

Contracts between us, on the one hand, and our General Partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.
      Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our General Partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).
      Our General Partner will determine, in good faith, the terms of any these transactions entered into after the consummation of the proposed transaction.
      Our General Partner and its affiliates will have no obligation to permit us to use any facilities or assets of our General Partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. Our General Partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our General Partner and its affiliates to enter into any contracts of this kind.

Our obligation to reimburse our General Partner for certain expenses could result in a conflict of interest, which could negatively impact our investment returns and the value of your investment.
      Under our partnership agreement, we will reimburse our General Partner for certain expenses it or the Managing Member incurs on our behalf, such as accounting, tax, legal and other administrative services and costs payable to employees and third parties to monitor our financial and legal affairs. As a result, investors in our common units will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in, among other things, a lower rate of return than might be achieved if an investor were to invest in such properties directly. Due to this arrangement, there may be times when our General Partner has interests that differ from those of our common unit holders, giving rise to a conflict that could negatively impact our investment returns and the value of your investment.

We will pay our General Partner incentive distributions based on the level of cash we distribute to our unit holders. This arrangement may lead the Managing Member to recommend riskier or more speculative investments for us in an effort to maximize the General Partner’s incentive compensation.
      To the extent that the available cash from operating surplus that is distributed in any month exceeds the levels specified below, the General Partner will participate in such excess by receiving more than 1.25% of such excess in respect of its incentive distribution rights (which is in addition to its 1.25% share of such excess distributions):

		Incentive	Common
Monthly Distribution Amount of		Distribution	Unit
Available Cash From Operating Surplus*	GP	Rights	Holders

Up to and including $0.26380 per common unit	1.25%	—	98.75%
Above $0.26380 up to and including $0.29020 per common unit	1.25%	1.75%	97.00%
Above $0.29020 up to and including $0.34824 per common unit	1.25%	13.75%	85.00%
Above $0.34824 up to and including $0.40048 per common unit	1.25%	23.75%	75.00%
Above $0.40048 per common unit	1.25%	43.75%	55.00%

*	Note: The distribution amounts exclude any amounts in respect of common unit distribution arrearages.

      The way in which the distributions payable to our General Partner in respect of the incentive distribution rights is determined may encourage the Managing Member to cause us to use leverage to increase the return on its investments. Under certain circumstances, our use of leverage may increase the likelihood of default, which would adversely affect our common unit holders, including common unit holders considering this transaction, because payments in respect of our property interests would be subordinate to those of debt holders. Other key criteria related to determining appropriate investments and investment strategies, including the preservation of capital, might be under-weighted by the Managing Member if it were to focus disproportionately on maximizing the incentive distributions. Such a practice could result in the Managing Member causing us to invest in more high cash flow properties with a shorter reserve life than would otherwise be the case, which could affect our ability to pay distributions at expected levels over the long term, or perhaps managing us in a way to cause the exercise of the Reset Option, thereby increasing the likelihood of the General Partner receiving incentive distributions.
      Unit holders should also appreciate that, as a consequence of the General Partner’s incentive distribution rights, it will receive disproportionate distributions above the minimum distribution amount, even if the General Partner is not responsible for the increase in distributions. This could occur, for example, if the prices for oil and natural gas continue to increase. This issue is particularly pronounced due to the fact that the minimum distribution rate has been established by reference to SRT’s historical distribution amounts, the recent, dramatic increase in oil and natural gas prices and the fact that the reset option cannot be used to increase the minimum monthly distribution and incentive distribution levels paid to Partnership common unit holders.
      As described under the caption “Cash Distribution Policy — Reset Option” on page 99 of this prospectus/proxy statement, our General Partner has the right under specified circumstances for periods including and prior to December 31, 2008 to reduce the minimum monthly distribution and each of the target distribution levels, perhaps substantially. If the General Partner exercises such right, it could increase the likelihood that the General Partner would receive distributions in respect of its incentive distribution rights in future periods.

Our General Partner and the Managing Member’s liability will be limited under our partnership agreement, and we will agree to indemnify our General Partner and Managing Member against certain liabilities, which may lead our General Partner and Managing Member to act in a riskier manner on our behalf than it would when acting for its own account.
      Neither our General Partner nor the Managing Member has assumed any responsibility to us other than the responsibility of our General Partner to provide the services specified in our partnership agreement and the responsibility of the Managing Member to provide the services to us, as the sole manager of our General Partner, in the General Partner’s limited liability company agreement. We have agreed to indemnify, defend and protect the General Partner and its partners, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from their acts on our behalf not constituting bad faith, fraud or willful misconduct or, in the case of criminal acts, did not act with knowledge that the conduct was unlawful. These protections may lead the Managing Member to act in a riskier manner when acting on our behalf, than it would when acting for its own account.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus/proxy statement contains certain forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “might,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “forecast,” “project,” “should,” “potential,” “continue” or the negative of these terms or other comparable terminology. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include:

•	our ability to consummate the proposed transaction;

•	the amount and nature of future capital expenditures;

•	our business strategy and our ability to carry out that strategy;

•	our competitive strengths;

•	our goals and plans;

•	the expansion and growth of our business and operations; and

•	references to intentions as to future matters.
      You should not place undue reliance on forward-looking statements since they involve known or unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. Factors that may cause actual results to differ materially from current expectations, which we described in more detail elsewhere in this prospectus/proxy statement under the heading “Risk Factors,” include, but are not limited to:

•	changes in our businesses, operations, results and prospects;

•	worldwide crude oil or natural gas prices may be lower that expected;

•	revenues following the transaction may be lower than expected;

•	costs following the transaction may be higher than expected;

•	market expectations of the likelihood that the transaction will be completed and the timing of its completion;

•	sufficiency of working capital, including the availability of borrowing facilities;

•	the perceived attractiveness of our business model;

•	changes in estimates of our oil and natural gas reserves;

•	integration of new technologies into our operations;

•	general economic conditions may be less favorable than expected;

•	legislative or regulatory changes may adversely affect businesses in which we are engaged;

•	operating hazards and environmental risks and liability;

•	changes may occur in the securities markets; and

•	other economic, business, competitive and/or regulatory factors may affect our businesses generally.
      If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from what we projected. Any forward-looking statement you read in this prospectus/proxy statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
      Nothing in this document is intended to provide guidance about financial results for future periods for either SRT or the Partnership. Any actual or purported guidance given prior to the date of this prospectus/proxy statement spoke only as of the date such statement was made and no obligation to update was undertaken. Any such guidance is no longer valid and should no longer be relied upon.

      The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act, each of which provide protection in connection with certain forward-looking statements, do not protect any statements we make in connection with this offering, including any of our press releases or other filings with the SEC related thereto.
MARKET PRICE DATA
      Our common units are not currently traded. We have applied to list on the NYSE.
      The SRT units are listed on the NYSE under the symbol “SBR.”
      As reported on the NYSE, set forth below is the closing price per SRT unit as reported by the New York Stock Exchange — Composite Transactions on August 3, 2005, the last full trading day before the Partnership filed the Registration Statement relating to this transaction, and on the most recent practicable date before the mailing of this prospectus/proxy statement.

SRT Unit
(NYSE)

August 3, 2005 (the last full trading day before the Partnership filed the Registration Statement relating to the transaction proposal)	$47.02
November , 2005 (most recent practicable date before mailing)	—
      For a summary description of trading prices of, and distributions paid on, the SRT units since 2002, see the information set forth under the caption “SRT Market Price and Distribution Matters” on page 136 of this prospectus/proxy statement. The market prices of the SRT units may fluctuate during the solicitation period and thereafter, and may be different from the prices set forth above at the expiration of the solicitation period and at the time you receive your common units of the Partnership. YOU ARE ENCOURAGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TRANSACTION PROPOSAL. See the section of this prospectus/proxy statement entitled “The Transaction — Stock Exchange Listing.”
SRT DATA PER UNIT
      The table set forth below depicts historical information about income per SRT unit and cash distributions per SRT unit. SRT does not publicly report its book value per SRT Unit.
      The Partnership was formed on April 29, 2005, but has not conducted any operating activities and does not expect to conduct any operating activities until the closing of the transaction. As a result, the Partnership does not have any meaningful historical financial information.
      You should read the information presented in the table below together with the historical financial statements of SRT and the related notes which are included elsewhere in this prospectus/proxy statement.
      The information concerning SRT presented herein is taken from SRT’s Annual Report on Form 10-K for the year ended December 31, 2004 and from SRT’s Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2005.
      SRT is subject to the information requirements of the Exchange Act and the rules promulgated thereby. In accordance therewith, SRT files reports and other information with the SEC, to which reference is made for detailed information and other information regarding SRT. Such reports and other information can be obtained by going to the SEC’s website at www.sec.gov. The SEC does not approve or disapprove or pass upon the accuracy or the adequacy of reports or other information filed with it. We were not involved in the preparation of SRT’s information and statements. We have no affiliation with SRT (other than a total of 500 SRT units that are owned by Gerald W. Haddock, Chairman and Office of the Chief Executive Officer of the

Managing Member). We do not intend to furnish to common unit holders subsequent information with respect to SRT.

	Nine Months Ended
	September 30,		Year Ended or at December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
Royalty Income	$37,817,463	$32,068,710	$42,338,724	$38,761,739	$28,134,458	$44,222,701	$34,407,684
Distributable Income	36,285,156	30,734,671	40,587,685	37,060,003	26,539,751	42,805,378	33,122,044
Distribution Amount	35,522,143	30,300,401	40,617,185	36,777,279	27,392,123	41,706,111	33,163,499
Distributable Income per unit	2.49	2.11	2.78	2.54	1.82	2.94	2.27
Distribution Amount per unit	2.44	2.08	2.79	2.52	1.88	2.86	2.27

SELECTED HISTORICAL FINANCIAL DATA OF SRT
Because we have no operating history, the information presented below is limited to the selected historical financial data of SRT.
      The financial information concerning SRT presented herein is derived from SRT’s Annual Report on Form 10-K for the year ended December 31, 2004, and its Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2005.
      SRT is subject to the information requirements of the Exchange Act and the rules promulgated thereby. In accordance therewith, SRT files reports and other information with the SEC, to which reference is made for detailed information and other information regarding SRT. Such reports and other information can be obtained by going to the SEC’s website at www.sec.gov. The SEC does not approve or disapprove or pass upon the accuracy or the adequacy of reports, proxy statements or other information filed with it. We were not involved in the preparation of SRT’s information and statements. We have no affiliation with SRT (other than a total of 500 SRT units that are owned by Gerald W. Haddock, Chairman and Office of the Chief Executive Officer of the Managing Member). We do not intend to furnish to common unit holders subsequent information with respect to SRT.
      The following table sets forth SRT’s summary consolidated historical financial information that has been derived from (i) the audited consolidated statements of operations and cash flows for SRT’s business for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000, (ii) the unaudited consolidated statements of operations and cash flows for SRT’s business for the nine months ended September 30, 2005 and 2004 and (iii) SRT’s unaudited consolidated balance sheet as of September 30, 2005 and audited consolidated balance sheets as of December 31, 2002, 2001, 2000, 1999 and 1998. This discussion does not include the effect of the transaction. The data should be read in conjunction with the financial statements, related notes and other financial information of SRT included in this joint prospectus/proxy statement or that are available in SRT’s Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2005, copies of which are available from the SEC’s website. The historical operating results of SRT are not necessarily indicative of the results for the remainder of the fiscal year or any future period. See “Where You Can Find More Information.”

SABINE ROYALTY TRUST FINANCIAL STATEMENTS
Statements of Distributable Income

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Royalty income	$37,817,463	$32,068,710	$42,338,724	$38,761,739	$28,134,458	$44,222,701	$34,407,684
Interest income	112,643	30,961	50,785	47,417	43,337	205,134	239,909

Total	37,930,106	32,099,671	42,389,509	38,809,156	28,177,795	44,427,835	34,647,593
General and administrative expenses	(1,644,950)	(1,365,000)	1,801,824	1,749,153	1,638,044	1,622,457	1,525,549

Distributable income	$36,285,156	$30,734,671	$40,587,685	$37,060,003	$26,539,751	$42,805,378	$33,122,044

Distributable income per unit (Basic and Assuming Dilution) (14,579,345 units)	$2.49	$2.11	$2.78	$2.54	$1.82	$2.94	$2.27

Distributions per unit	$2.44	$2.08	$2.79	$2.52	$1.88	$2.86	$2.27

Statements of Assets, Liabilities and Trust Corpus
Assets
Cash and short-term investments	$4,532,527		$3,753,282	$4,247,094	$3,898,379	$4,140,917	$3,300,333
Net royalty interests in oil and gas properties	1,051,824		1,159,533	1,307,951	1,492,901	1,714,407	1,939,277

Total	$5,584,351		$4,912,815	$5,555,045	$5,391,280	$5,855,378	$5,239,610

Liabilities and trust corpus
Trust expenses payable	$152,634		$249,308	$427,982	$408,121	$127,074	$112,396
Other payables	253,338		140,432	426,070	379,940	51,207	324,514

Total liabilities	405,972		389,740	854,052	788,061	178,281	436,910
Trust corpus (14,579,345 units of beneficial interest authorized and outstanding)	5,178,379		4,523,075	4,700,993	4,603,219	5,677,097	4,802,700

Total	$5,584,351		$4,912,815	$5,555,045	$5,391,280	$5,855,378	$5,239,610

THE MEETING
      [TO BE INCLUDED IN SOLICITATION DATE PROXY ONLY:] We are furnishing this prospectus/proxy statement to SRT unit holders as part of the solicitation of proxies by the Partnership to call the meeting and for use at the meeting.
      [TO BE INCLUDED IN RECORD DATE PROXY ONLY:] We are furnishing this prospectus/proxy statement to SRT unit holders as part of the solicitation of proxies by the Partnership.
Date, Time and Place
      [TO BE INCLUDED IN SOLICITATION DATE PROXY ONLY:] The meeting date, time and place have not been set, but if called by the holders of more than ten percent of the outstanding SRT units, you will receive a notice of the meeting from the Trustee. If called, the meeting will be held in Dallas, Texas.
      Even if we receive unrevoked proxy cards authorizing us to call the meeting from unit holders owning at least ten percent of all outstanding units on and as of November 7, 2005, we do not plan to deliver them to the Trustee until we have the affirmative vote of approximately 40% or more in interest of the SRT unit holders. We believe it cost effective for us and SRT to wait to present the Trustee with the meeting demand until we are reasonably certain that SRT unit holders have a significant interest in the proposed transaction. Once we deliver the meeting demand, the Trustee is then required to, within 20 days, call the meeting. The Trustee will set a meeting date and provide notice to all unit holders of record on a date selected by the Trustee. Pursuant to rules promulgated by the SEC and applicable to SRT, the Trustee is required to provide at least 20 business days prior notice of the record dates, wherever practicable. According to the trust agreement, a notice must be sent to the unit holders not more than 60 nor less than 20 days before such meeting to holders on a voting record date selected by the Trustee, which cannot be more than 60 days before the date of the meeting. Also according to the trust agreement, the meeting shall be held at such time and place in the city where the principal trust office of the Trustee is located, as the notice of any such meeting may designate. The principal trust office for the Trustee is in Dallas, Texas.
      If we are successful in our attempt to call a meeting, we will publicly announce and notify unit holders by not less than five days advanced written notice of the date on which the meeting demand has been made on the Trustee. You will also receive a Notice of Meeting with the precise date, time and place for the meeting, together with notice of the record date for the meeting selected by the Trustee. You will also receive any supplement to the prospectus/proxy statement and any updated prospectus/proxy statement. However, if you have completed and returned a proxy card for our proposals, unless there is a material change in the information set forth in this prospectus/proxy statement, you will not receive a separate prospectus/proxy statement if a meeting is called.
      [TO BE INCLUDED IN RECORD DATE PROXY ONLY:] The meeting of the unit holders of SRT will be held as follows:

DATE: , 2005
TIME:
PLACE:
Purpose of the Meeting
      [TO BE INCLUDED IN SOLICITATION DATE PROXY ONLY:] Initially, we are soliciting your authorization to request that a meeting of the unit holders of SRT be called and held. You are also being requested to provide us with the right to postpone or adjourn the meeting as we deem necessary or prudent and to otherwise exercise all of the rights you would have with respect to the calling of a meeting. In addition, at that meeting, if called, we will ask holders of record of SRT units to consider, vote on and approve each component of the transaction proposal. For a description of the transaction proposal, see “The Transaction” beginning on page 68.

      By completing and returning the enclosed proxy card, you are authorizing us to both call a meeting and vote your units as indicated for each of the transaction proposals if a meeting is called. Accordingly, unless you have not completed and returned a proxy card or unless there is a material change in the information set forth in this prospectus/proxy statement, you will not receive a separate prospectus/proxy statement if a meeting is called.
      [TO BE INCLUDED IN RECORD DATE PROXY ONLY:] At the meeting, we will ask holders of record of SRT units to consider, vote on and approve each component of the transaction proposal. For a description of the transaction proposal, see “The Transaction — Transaction Proposals” beginning on page 70.
Trustee’s Position
      [TO BE INCLUDED IN THE SOLICITATION DATE PROXY ONLY:] The Trustee has not made, and is not expected to make, a recommendation as to whether the meeting should be called or how you should vote at the meeting if called.
      [TO BE INCLUDED IN THE RECORD DATE PROXY ONLY:] The Trustee has not made, and is not expected to make, a recommendation as to how you should vote at the meeting.
Record Date; Units Entitled to Vote
      [TO BE INCLUDED IN THE SOLICITATION DATE PROXY ONLY:] We are sending you these materials because you were a unit holder of SRT on November 7, 2005, a date we arbitrarily selected. Only holders of record of SRT units on that date will be permitted to vote with respect to the calling of a meeting.
      The record date for the meeting has not yet been set. Only holders of record of SRT units at the close of business on the record date selected by the Trustee for the meeting will be entitled to notice of, and to vote at, the meeting. If you are a holder of SRT units on the record date for the meeting, your units will be voted as indicated. If, on the other hand, you are not a holder of SRT units on the subsequently selected record date for the meeting, your units will not be counted with respect to the transaction proposals, but your authorization to call the meeting will assist us with the first important step to the completion of our proposed transaction. Because SRT cannot issue or purchase additional SRT units, we expect that on the record date 14,579,345 SRT units will be outstanding. To our knowledge, the SRT units are currently held by approximately 2,300 holders of record. If a quorum is not present at the meeting, either in person or by proxy, we expect that the meeting will be adjourned to solicit additional proxies. Holders of record of SRT units on the record date are entitled to one vote per unit on each of the transaction proposals.
      [TO BE INCLUDED IN THE RECORD DATE PROXY ONLY:] The record date for the meeting is                     , 2005. Only holders of record of SRT units at the close of business on the record date for the meeting will be entitled to notice of, and to vote at, the meeting. On the record date, there were 14,579,345 SRT units outstanding. As of                     , 2005, the SRT units were held by approximately                     holders of record. If a quorum is not present at the meeting, either in person or by proxy, we expect that the meeting will be adjourned to solicit additional proxies. Holders of record of SRT units on the record date are entitled to one vote per unit on each of the transaction proposals.
Vote Required
      [TO BE INCLUDED IN THE SOLICITATION DATE PROXY ONLY:] According to the trust agreement, a meeting of the unit holders may be called by holders possessing ten percent of the outstanding units of SRT. As of November 7, 2005, there were 14,579,345 outstanding units and, as such, in order to call a meeting, we will need to obtain the authorization of holders of not less than 1,457,935 units. We do not plan to deliver the meeting demand to the Trustee until we have the affirmative vote of approximately 40% or more in interest of the SRT unit holders. Each holder has the right to one vote for each unit held on November 7, 2005.
      Once a meeting is called, the approval of each component of the transaction proposal by SRT unit holders requires the affirmative vote of the holders of a majority of the units outstanding and entitled to vote at the meeting as of the record date, either in person or by proxy. Approval of each component of the transaction proposal is a condition to consummation of the transaction.
      [TO BE INCLUDED IN RECORD DATE PROXY ONLY:] The approval of each component of the transaction proposal by the SRT unit holders requires the affirmative vote of the holders of a majority of the units outstanding and entitled to vote at the meeting as of the record date, either in person or by proxy. Approval of each component of the transaction proposal is a condition to consummation of the transaction.
Voting of Proxies; Duration
      [TO BE INCLUDED IN SOLICITATION DATE PROXY ONLY:] Irrespective of the manner in which you vote your units on the enclosed proxy card, your units will be aggregated for purposes of calling a meeting. If you do not wish to assist in our efforts to call a meeting, do not return the proxy card.
      If the meeting is called, the Trustee will select a record date and a meeting date. All units represented by properly executed proxies received in time for the meeting will be voted at the meeting in the manner specified by the SRT unit holders giving those proxies. Proxies solicited by this prospectus/proxy statement shall be effective until                     , 2006 [eleven months from the date of this prospectus/proxy statement], unless sooner revoked by the person providing the proxy. Properly executed proxies that do not contain voting instructions will be treated as authorizing the meeting and will be voted “FOR” the approval of the transaction proposals.
      Only SRT units affirmatively voted for a transaction proposal, including properly executed proxies that do not contain voting instructions, will be counted as favorable votes “FOR” that proposal. An abstention on any proposal will have the same effect as a vote “AGAINST” that proposal. Also, under New York Stock Exchange rules, brokers and banks that hold units of SRT in street name for customers that are the beneficial owners of those units may not give a proxy to vote those units without specific instructions from those customers. If an SRT unit holder owns units through a broker or bank and attends the meeting, the unit holder should bring a letter from the unit holder’s broker or bank identifying the unit holder as the beneficial owner of the SRT units and authorizing the unit holder to vote.
      If authorized, the persons named as proxies by an SRT unit holder may vote for one or more adjournments of the meeting to permit further solicitations of proxies. No proxy voted against any component of the proposal will be voted in favor of any adjournment.
      The Partnership does not expect that any matter other than the transaction proposals and related matters will be brought before the meeting.
      [TO BE INCLUDED IN THE RECORD DATE PROXY ONLY:] All units represented by properly executed proxies received in time for the meeting will be voted at the meeting in the manner specified by the SRT unit holders giving those proxies. Proxies solicited by this prospectus/proxy statement shall be effective until                     , 2006 [eleven months from the date of this prospectus/proxy statement], unless sooner revoked by the person providing the proxy. Properly executed proxies that do not contain voting instructions will be voted “FOR”the approval of the transaction proposals.
      Only SRT units affirmatively voted for a transaction proposal, including properly executed proxies that do not contain voting instructions, will be counted as favorable votes “FOR” that proposal. An abstention on any proposal will have the same effect as a vote “AGAINST” that proposal. Also, under New York Stock Exchange rules, brokers and banks that hold units of SRT in street name for customers that are the beneficial owners of those units may not give a proxy to vote those units without specific instructions from those customers. If an SRT unit holder owns units through a broker or bank and attends the meeting, the unit holder should bring a letter from the unit holder’s broker or bank identifying the unit holder as the beneficial owner of the SRT units and authorizing the unit holder to vote.
      If authorized, the persons named as proxies by an SRT unit holder may vote for one or more adjournments of the meeting to permit further solicitation of proxies. No proxy voted against any component of the proposal will be voted in favor of any adjournment.

      The Partnership does not expect that any matter other than the transaction proposals and related matters will be brought before the meeting.
Revocability of Proxies
      [TO BE INCLUDED IN SOLICITATION DATE PROXY ONLY:] An SRT unit holder may revoke an authorization to call the meeting by submitting a written notice to the General Partner stating his or her intention to revoke before we send our meeting demand to the Trustee. We do not know the date on which we will make a meeting demand with the Trustee. We intend to provide unit holders not less than five days advanced written notice of our meeting demand so that they will know the date by which revocations must be received by us.
      Once a meeting is called, an SRT unit holder may revoke a proxy at any time before it is voted at the meeting by filing with the General Partner a duly executed revocation of proxy, by submitting a duly executed proxy with a later date or by appearing at the meeting and voting in person. SRT unit holders may revoke a proxy by any of these methods, regardless of the method used to deliver a unit holder’s previous proxy. Attendance at the meeting without voting will not itself revoke a proxy. Sale of SRT units prior to the record date will render any previously granted proxy ineffective.
      [TO BE INCLUDED IN RECORD DATE PROXY ONLY:] Submitting a proxy on the enclosed form does not preclude an SRT unit holder from voting in person at the meeting. An SRT unit holder may revoke a proxy at any time before it is voted at the meeting by filing with the General Partner a duly executed revocation of proxy, by submitting a duly executed proxy with a later date or by appearing at the meeting and voting in person. SRT unit holders may revoke a proxy by any of these methods, regardless of the method used to deliver a unit holder’s previous proxy. Attendance at the meeting without voting will not itself revoke a proxy. Sale of SRT units prior to the record date will render any previously granted proxy ineffective.
Solicitation of Proxies
      The Partnership will bear all of the expenses incurred in connection with the printing and mailing of this prospectus/proxy statement and all other costs of solicitation of proxies from SRT unit holders. In addition to solicitation by mail, the General Partner and its Managing Member and their respective officers and employees, who will not be separately compensated, may solicit proxies from SRT unit holders by mail, telephone, facsimile, telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of units held of record by these persons, and the Partnership will reimburse them for their reasonable out-of-pocket expenses. The Partnership urges the unit holders to send in their proxies without delay.
      You should not send in any certificates representing SRT units with your proxy card.
      The Partnership has retained Georgeson Shareholder Communications, Inc. to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders and individual investors for a fee of $8,000 plus a $5.00 fee per completed call and reimbursement for its expenses and the provision of additional services. It is anticipated that Georgeson Shareholder will employ approximately 25 persons to solicit proxies from unit holders in connection with this effort. The total expenditures in furtherance of, or in connection with, the solicitation effort is estimated to be up to $45,000.
      Not earlier than the sixth calendar quarter following the consummation of the proposed transaction, the Partnership will make a special expense reimbursement distribution to our General Partner to reimburse it for the expenses advanced by our General Partner in connection with the formation and organization of the Partnership and related entities, including the costs of solicitation.
Voting by Partnership Affiliates
      [TO BE INCLUDED IN SOLICITATION DATE PROXY ONLY:] At the close of business on November 7, 2005, the date selected by us as the record date to be used in connection with the calling of the meeting, affiliates of the Partnership owned and were entitled to vote, in the aggregate, 500 SRT units representing less than one percent of SRT units outstanding on that date. We anticipate that we will own these units on the subsequently determined record date for the meeting as well. We intend to vote those units in favor of each of the transaction proposals.
      [TO BE INCLUDED IN RECORD DATE PROXY ONLY:] At the close of business on the record date, affiliates of the Partnership owned and were entitled to vote, in the aggregate, 500 SRT units representing less than one percent of SRT units outstanding on that date. We intend to vote those units in favor of each of the transaction proposals.
BACKGROUND AND REASONS FOR THE TRANSACTION
      During 2004, the principals of the Managing Member analyzed the possibility of converting SRT, a limited life, passively managed liquidating vehicle, to a growth-oriented vehicle in order to potentially improve the outlook for the investment of its holders. As part of this process, we held discussions with various industry experts, compared the public filings of numerous royalty trusts, including SRT, and received limited input from a small number of SRT unit holders.
      Each of the following has been publicly disclosed by SRT’s Trustee, Bank of America, N.A.:

•	Based on estimated levels of future production and proved reserves attributable to properties in which SRT had an interest at January 1, 2005, it could be estimated that SRT still has a lifespan of eight to ten years.

•	Upon depletion of existing properties, SRT must dispose of its remaining interests and terminate.

•	SRT cannot acquire additional properties and cannot actively manage existing properties to improve their value.

•	Although SRT may experience isolated periods of increased production, production attributable to SRT’s properties is declining. In fact, the production of the legacy assets declined from 12,893,354 Mcfe for 1998 to an estimated 8,882,357 Mcfe for 2005 (annualized from the first nine months of production 2005), a decline of 31.1% for this period or a decline of 5.2% per year on average.

      As a result, we ultimately concluded that engaging SRT in the proposed transaction presented the unit holders with a unique opportunity.
      In January of 2005, Gerald W. Haddock, the current Chairman and member of the office of Chief Executive Officer of our Managing Member, contacted Ronald E. Hooper, the corporate trust officer of the Trustee, to request a list of unit holders of SRT. SRT furnished the list to Mr. Haddock in February 2005.
      In March 2005, Haddock Enterprises mailed to record holders of SRT units a letter expressing its concern, as a unit holder, about the future of SRT and inviting expressions of interest in a conversion of SRT into a master limited partnership, from other unit holders who shared that concern. Haddock Enterprises received responses to nearly 3% of those letters with the overwhelming majority responding favorably to Haddock’s position.
      Mr. Haddock again contacted Mr. Hooper in April 2005 to request engineering and other data regarding the reserves underlying SRT’s interest.
      In April and May 2005, the Trustee permitted our representatives to examine and take notes regarding SRT’s engineering consultant’s reserve reports for the 1999 to 2004 years and certain legal descriptions and properties in which SRT has an interest. At this time, the Trustee also permitted our representatives to examine and make notes regarding certain monthly income reports for 2004 to determine sources of income for SRT. We utilized the information from our review to confirm certain information in SRT’s public reports and to assess the evaluation of certain reserve information from 1999 through 2004.
      On March 29, 2005, Cano Petroleum, Inc., Dr. Kenneth Q. Carlile and Haddock Enterprises, LLC, entered into a letter agreement pursuant to which each party agreed to contribute $40,000 for continued pursuit of the proposed transaction. Each party would own the same percentage interest, subject to an estimated 10% dilution that may be granted to other persons who contribute to efforts to complete the proposed transaction. The parties agreed that Haddock Enterprises, LLC would undertake to lead the effort to complete the proposed transaction. The agreement contemplates further capital commitments as agreed by the parties to the extent necessary to complete the proposed transaction.
      From February through May of 2005, Mr. Haddock and certain of his affiliates met to review this information and to determine if a plan could be established that would permit, under certain circumstances, the revitalization of SRT’s business strategy.
      Subsequently, on May 6, 2005, representatives of Cano Petroleum, Inc., Haddock Enterprises, LLC and Dr. Kenneth Q. Carlile met in Dallas, Texas and agreed upon a plan to pursue the proposed transaction. On July 14, 2005, each member of our Managing Member contributed $50,000 for continued pursuit of the proposed transaction.
      On August 4, 2005, Cano Petroleum, Inc., Haddock Enterprises, LLC and Carlile Management, LLC entered into a Transaction Summary governing their respective relationships. From that agreement, these parties have negotiated the Omnibus Agreement, the Noncompetition Agreement and the Compensation Reimbursement Agreement described under “Certain Relationships and Related Party Transactions,” which the parties dated as of October 31, 2005.
      On August 4, 2005, Mr. Haddock contacted the Trustee again to advise him generally of the proposed transaction and to request that the Trustee permit us access to the auditors consent issued by SRT’s auditors and the engineers report, in each case, to be filed with the registration statement of which this prospectus/proxy statement forms a part. The Trustee rejected our request.
      Subsequent to August 4, 2005, Andrews Kurth LLP met with and had conversations and correspondence with Thompson & Knight LLP, counsel for the Trust, regarding these and other requests. On August 8, 2005, and October 19, 2005, Andrews Kurth sent to Thompson & Knight LLP courtesy copies of the registration statement of which this prospectus/proxy statement forms a part. On August 10, 2005, and November 3, 2005, Andrews Kurth contacted the Trustee on behalf of Mr. Haddock to demand unit holder information. In addition, Mr. Farrell followed up by contacting the Trustee to obtain delivery information regarding the unit holder information, which the Trustee provided on or about August 30, 2005 and November 8, 2005. On September 22, 2005, each member of our Managing Member contributed an additional $135,000 for continued pursuit of the proposed transaction.
      After the completion of the transaction, we believe that holders of SRT units should benefit from:

•	a special cash distribution of $7,289,673 or $0.50 per common unit;

•	regular monthly distributions, including distributions of available cash from SRT legacy assets;

•	the opportunity to benefit from increased production, reserves and revenues on newly acquired properties, which may include drilling new wells and implementing other development programs, such as well workovers and secondary and tertiary recovery operations; based on our structure, the Partnership can acquire additional properties, whereas existing passive publicly traded U.S. royalty trusts, such as SRT, generally cannot replace reserves and/or grow by acquiring new properties;

•	better access to capital markets, which should provide financial flexibility for growth and operations;

•	the competitive advantage that the Partnership believes it will have in the United States acquisition and divestiture market for oil and natural gas producing properties by being one of the few, nonroyalty trusts, publicly traded oil and natural gas entities that is a flow-through to its owners for tax purposes. Other publicly traded oil and natural gas entities are primarily taxed for federal income tax purposes as a corporation and provide neither (1) a flow-through of tax attributes to the partners nor (2) the ability to accumulate funds for distributions to the investors or reinvestment in the business that is free from an entity-level tax;

•	a focus on operational and technical proficiency, maintaining low operating costs and maximizing cash flows; and

•	active management of commodity price risk by consideration of proper financial hedging transactions that can contribute to more stability with respect to distributions.
      The principals of the Managing Member were attracted to the fact that SRT holds royalty interests in properties that can assist in supporting cash distributions during the period that we are implementing our business plan. Additionally, we have established that the transaction can be accomplished without triggering a taxable event (except for taxable income that will be recognizable in respect of the receipt by common unit holders of the special cash distribution which may be made after consummation of the transaction and the initiation of our proposed credit facility), and would result in the owners of SRT units holding publicly traded securities in a master limited partnership, which is a similar flow-through entity for tax purposes.
      In summary, the goals of the General Partner are to create an energy income partnership that it intends to manage conservatively, while providing what we believe is a solid foundation of cash flow with moderate exposure to commodity price changes and minimizing the exposure to the inherent risks of exploratory drilling activities. We believe that the transaction, if completed as contemplated in this prospectus/proxy statement, will offer common unit holders the opportunity to share in the potential for growth in both distributions and capital appreciation.
      As stated below, the Partnership has concluded that this proposed transaction is fair to the unit holders of SRT.
Fairness

Absence of Independent Representative, Fairness Opinion, Appraisal or Other Valuation Report
      No independent representative of the holders of SRT units was engaged by us for purposes of negotiating the terms of the proposed transaction, nor was a fairness opinion, appraisal or other valuation report related to the transaction obtained by us from an unaffiliated third party. The absence of these protections was considered, but was not judged to be significant by us, in determining the fairness of the proposed transaction. We believe that any fairness determination that we would obtain or initiate from a valuation expert that we would select would be of limited benefit, and thus of little protection, to the SRT unit holders. In our view, fairness determinations and valuation assessments, generally support the determination or assessment of the party requesting the determination. We believe that once a unit holder properly “discounts” the value of the opinion for the fact that the valuation firm was selected and the determination was requested and paid for by the Partnership, the “net” value to unit holders is marginal. In transactions of this nature, investment bankers, valuation experts and others who provide such opinions, typically attempt to limit the extent to which the ultimate recipients of such information (in this case, the unit holders) can rely on the conclusions reached. As such, the Partnership has concluded that the benefits to be obtained, if any, have been outweighed by the costs. Moreover, if the transaction is consummated (the only scenario relevant to the unit holders), the cost of obtaining the fairness opinion would be passed along to the surviving entity and thus would otherwise reduce the amount available for distribution to them.
      We believe that a better indication of the fairness of the proposed transaction is the market’s response and the response of SRT’s many unit holders. We determined that the likelihood that such an unaffiliated representative of the unit holders or a fairness opinion, appraisal or other valuation report would add value to the process of structuring the transaction was minimal and was outweighed by the costs, estimated to range from $100,000 to $500,000, of retaining such a representative or obtaining such an assessment. As a result, the terms of the proposed transaction may not be as favorable as the terms that might have been obtained had we negotiated with an independent representative of SRT unit holders on an arm’s-length basis or obtained a fairness opinion, appraisal or other valuation as part of our evaluation of the proposed transaction.
      Holders of units in SRT should recognize that retaining an independent representative and/or obtaining a fairness opinion, appraisal or other report on the relative valuation of SRT and the Partnership were options available to us when structuring the proposed transaction.

The Trustee Has Not Stated Any Opinion About Our Transaction
      Although we have notified the Trustee of SRT of our proposed transaction, it has recommended neither acceptance nor rejection of the transaction nor has it otherwise stated an opinion on the fairness of the transaction to unit holders.
      The offer being made by us to exchange 14,579,345 common units of the Partnership (equaling the same number of SRT units outstanding) for all of the assets of SRT was determined by us, without any arm’s-length discussions with the Trustee. Further, the decision to structure the transaction so that immediately after the transaction the general partner interest held by us would represent a 1.25% interest in the Partnership, together with certain incentive distribution rights, was also made by us without any arm’s-length discussions with the Trustee.

Our Assessment of Fairness
      In essence, the consideration paid by the General Partner for its interest in the Partnership consists of advancing approximately $1,550,000 of costs in connection with the formation of the Partnership and this transaction, all of which we expect to be ultimately reimbursed to our General Partner should the proposed transaction be consummated. We have concluded that this exchange is fair to the unit holders of SRT. We believe that the following support this conclusion:

•	The structure of the proposed transaction, including

•	the one for one exchange ratio; and

•	the $0.50 per common unit special cash distribution.

•	The inherently passive nature of SRT when compared to the opportunity available to investors in a growth-oriented investment vehicle, such as that offered by the Partnership.

•	The fact that we intend to distribute to the holders of our units, on a monthly basis, at least the minimum monthly distribution of $0.26380 per unit, to the extent we have sufficient available cash from operating surplus to do so, after payments to our General Partner and its affiliates. There is no guarantee that we will pay the minimum monthly distribution on the Partnership’s common units in any calendar month. The minimum monthly distribution rate of $0.26380 per Partnership common unit (which, as described herein, is subject to adjustment) has been established by us by reference to the average monthly cash distribution rate paid by SRT during the 12 months ended October 31, 2005.

•	The efforts of our General Partner to date and its ongoing duties and responsibilities, including:

•	the cost, time and other resources the General Partner has expended in researching, developing and implementing this strategy to attempt a revitalization of SRT;

•	the expertise shared by the governing Board of Managers and executive officers of the Managing Member who will manage our operations after completion of the proposed transaction; and

•	the distribution schedule afforded the General Partner, which emphasizes the enhanced performance of the Partnership.

•	The benefits to the SRT unit holders in the revitalization of their investment, which, over time, should lessen the reliance upon royalty distributions from the legacy assets.

•	The fact that, while not modeled after any particular structure, the proposed arrangement appears consistent with our review of other compensation and equity arrangements of other publicly traded master limited partnerships.
      We did not find it practicable to and did not attempt to quantify or otherwise assign relative weights to the specific factors noted above.

      We also considered, but did not accord significant weight to:

•	either current or historic market prices of units — as we do not believe that the secondary market for SRT units accurately reflects the value of SRT’s legacy assets;

•	liquidation value — as we do not believe it is an opportune time to liquidate the legacy assets, nor do we believe that the amount received in liquidation presents a fair measure of the value of SRT’s legacy assets in a going concern environment. We do believe, however, that the distribution to be received by holders of our common units will exceed, over the long-term, the funds distributed upon an immediate liquidation of SRT; or

•	net book value of SRT’s units — as we do not believe that book value is a meaningful measure of SRT’s assets.
      The proposed transaction constitutes the only offer of which we are aware during the past two years for a merger, consolidation or combination transaction involving SRT. We are not aware of any offer to purchase a material amount of SRT’s assets or tender offer for or other acquisition of securities, or to effect a change in control of SRT during that period.
      The value of the SRT units and the value of the underlying legacy assets of SRT (as well as the value of the Partnership units) at the time of the transaction will have no bearing on the exchange ratio, the number or value of the securities to be exchanged or the size of the special cash distribution. Accordingly, to the extent that the value of the Partnership declines between the mailing of this prospectus/proxy statement (for instance, should the prospects for the business plan of the Partnership decline in perceived attractiveness), the value of the securities received by the unit holders of SRT in the transaction will also decline.
      In determining fairness, we considered the compensation to be received by the General Partner in the future. We believe management compensation payable to the officers of our Managing Member, which controls the General Partner, is reasonable.
      When considering our assessment of fairness, unit holders should be aware that some of our partners, control persons and/or promoters may have interests in the transaction that may be different from, or in addition to, the unit holders generally. See “Certain Relationships and Related Party Transactions.”
THE TRANSACTION
Central Purpose of the Transaction
      The central purpose of the transaction is to modify the investment objectives of the SRT unit holders on a prospective basis. In essence, the Partnership intends to use the legacy assets of SRT as a foundation for its operations while it pursues its strategy to acquire new properties to expand its opportunities for growth. The transaction has been structured as the sale of the legacy assets by SRT to the Partnership in exchange for Partnership common units, followed by a pro rata distribution of those common units by SRT to SRT unit holders.

      The various steps necessary to accomplish the proposed transaction can be visualized as follows:
STEP 1: Exchange of assets for common units
STEP 2: Distribution of common units in liquidation
STEP 3: Dissolution of SRT and continuation of the Partnership

Transaction Proposals
      In order to effect the contemplated transaction, we believe it necessary to propose to the SRT unit holders four separate, but related, proposals. Each of the first three proposals has been made expressly contingent on the other and the first three proposals collectively comprise the transaction proposal. We will not be able to consummate the proposed transaction unless all of the first three proposals receive a majority vote of the unit holders, either in person or by proxy, at the meeting. The specific proposals comprising the proposed transaction that you are being asked to approve, and the particular reasons why approval is necessary, are summarized in Proposal 1, Proposal 2 and Proposal 3 as follows:

Proposal No. 1 — Voluntary Termination of SRT
      According to the termination provisions of the trust agreement applicable to SRT, SRT shall terminate upon the first to occur of the following events or times:

•	at such time as the sum of SRT’s gross revenues from royalties and its other cash distributions for each of two successive years are less than $2,000,000 per year;

•	the expiration of 21 years after the death of the last to die of all of the issue living at the date of execution of the trust agreement of John D. Rockefeller, Jr., late father of the late former Vice President of the United States, Nelson A. Rockefeller; and

•	a decision to terminate SRT by the affirmative vote, at a meeting duly called and held, of record date unit holders holding certificates representing a majority of the units outstanding on the voting record date.
      We seek to voluntarily terminate SRT in conformity with the third option. A vote to amend the trust agreement is not necessary in connection with this proposal.
      If the unit holders of SRT do not elect to terminate the trust, based upon SRT’s public disclosures, we anticipate that it will continue until 2013 to 2015, a time when SRT’s gross revenues are anticipated to be less than $2,000,000 per year.
      THIS PROPOSAL IS EXPRESSLY MADE CONTINGENT UPON THE PASSAGE OF PROPOSAL NO. 2 AND PROPOSAL NO. 3. ACCORDINGLY, IF EITHER PROPOSAL NO. 2 OR PROPOSAL NO. 3 (OR BOTH) DO NOT PASS BY THE REQUISITE VOTE OF UNIT HOLDERS, THIS PROPOSAL WILL NOT PASS.

Proposal No. 2 — Contribution of Assets and Immediate Liquidation
      As currently drafted, the trust agreement:

•	contemplates the sale of SRT assets for specified noncash consideration — but only to the extent approved by a majority vote of SRT unit holders;

•	provides that, even if approved by the requisite vote of the SRT unit holders, the Trustee is not required to sell the assets for specified noncash consideration;

•	precludes the sale of cash assets; and

•	contemplates the Trustee distributing the proceeds received in any liquidation sale “as promptly as practicable . . . after paying, satisfying and discharging all of the existing liabilities” of SRT or, if necessary, setting up reserves in such amounts as the Trustee deems appropriate.
      Accordingly, in order to effect the transaction as proposed, the trust agreement must be amended. We seek to amend the trust agreement to provide that:

•	the Trustee is required to effect the contribution and sale of all cash and noncash assets of SRT to the Operating Company in exchange for 14,579,345 common units of the Partnership;

•	the Trustee’s discretion with respect to such sale will be eliminated; and

•	the Trustee’s discretion with respect to the timing of the liquidation distribution and the establishment of reserves will also be eliminated.
      See Section 2.04 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C to this prospectus/proxy statement.
      THIS PROPOSAL IS EXPRESSLY MADE CONTINGENT UPON THE PASSAGE OF PROPOSAL NO. 1 AND PROPOSAL NO. 3. ACCORDINGLY, IF EITHER PROPOSAL NO. 1 OR PROPOSAL NO. 3 (OR BOTH) DO NOT PASS BY THE REQUISITE VOTE OF THE UNIT HOLDERS, THIS PROPOSAL WILL NOT PASS.
                  Proposal No. 3 — Amendments to the Trust Agreement
      Through Proposal No. 3, we seek to amend the trust agreement applicable to SRT to:

•	cause the implementation of our proposed transaction;

•	eliminate application of the “prudent investor rule;” and

•	relieve the Trustee from certain duties, liabilities and restrictions.
      Implementation. The trust agreement is a complex and interwoven document that requires numerous amendments to ensure that the transaction proposed by us can be implemented in an efficient manner. We believe that our proposed amendments to the trust agreement are necessary to:

•	preclude the Trustee from continuing its historical operations of SRT, except to the extent necessary to carry out the transaction proposal;

•	limit the power and authority of the Trustee to winding-up the affairs of SRT as promptly and efficiently as reasonably practicable and to distributing the assets of SRT to the beneficiaries in accordance with the amended trust agreement;

•	modify the monthly record date for the payment of the final distribution to holders of SRT units;

•	require that the Trustee take such action as is necessary or appropriate to stop the transfer of any units on the books and records of SRT (including requiring notification of same to the transfer agent and registrar of SRT);

•	require that the Trustee take such action as is necessary or appropriate to stop the trading of the units of SRT on the New York Stock Exchange (or such other stock exchange on which the units may be quoted) and delist therefrom;

•	require that the Trustee take such action as is reasonably requested by the Partnership for the use of the ticker symbol “SBR” on the New York Stock Exchange;

•	require that the Trustee take such action as is necessary or appropriate to delist from the Securities Exchange Act of 1934; and

•	otherwise broadly provide for the implementation of the proposed transaction.
      Each of these amendments would take effect at the close of business on the meeting date.
      See Sections 1.04, 2.01, 2.03 and 3.03 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C to this prospectus/proxy statement.
      “Prudent Investor Rule.” As currently drafted, the trust agreement may require application of the “prudent investor rule” and, therefore, may require the Trustee to invest and manage the assets of SRT as a prudent investor would, by considering the purposes, terms, distribution requirements and other circumstances of the trust. The prudent investor rule is a statute applicable to Texas trusts that regulates the investment responsibilities of trustees. According to the rule, a trustee who invests and manages trust assets owes a duty to the beneficiaries of the trust, unless it has been restricted or eliminated by the provisions of the trust. In this case, the duty owed runs to the unit holders of SRT. Proposal No. 3 seeks to amend the terms of the trust agreement to preclude application of the “prudent investor rule” to the Trustee or SRT. According to applicable Texas law and the trust agreement applicable to SRT, the unit holders of SRT have the right to eliminate, or “opt out” of the prudent investor rule should they desire. Almost all of the rules of trust law are default rules. That means that the beneficiaries of the trust can excuse performance when they are capable and not misinformed. A trustee will generally not be liable to a beneficiary to the extent that the trustee acted in reasonable reliance on the provisions of the trust. By reducing the potential obligation on the Trustee in connection with the review of our transaction, we believe that we are acting consistent with the intent of the trust agreement, which also provides blanket relief for the Trustee from duties, restrictions and liabilities (other than those associated with certain self-dealing transactions) under the former Texas Trust Act. Also, we believe the Trustee will be more likely to cooperate with and facilitate the will of the majority of SRT unit holders who express a desire to change the fundamental business objective of their collective investment if its liability status remains unchanged.
      To the extent that the prudent investor rule were applicable to the Trustee in its evaluation of the proposed transaction (and not eliminated as proposed herein), we believe that it would be required to:

•	evaluate the proposed transaction, not in isolation, but in the context of the trust portfolio as a whole and as part of an overall investment strategy having risk and return objectives reasonably suited to the trust; and

•	consider, among other things, the following:

•	general economic conditions;

•	the possible effect of inflation or deflation;

•	the expected tax consequences of the proposed transaction;

•	the role that the proposed transaction plays with the overall trust portfolio;

•	the expected total return from income and the appreciation of capital;

•	other resources of the unit holders;

•	needs for liquidity, regularity of income, and preservation or appreciation of capital; and

•	the “special value” of SRT’s legacy assets, if any, to the purposes of SRT or to one or more of the beneficiaries.
      We do not know if the Trustee of SRT would conclude that consummation of the proposed transaction, as contemplated herein, is consistent with its obligations under the prudent investor rule, if any.
      We believe, while not previously subject to definitive judicial construction, that the affirmative vote to eliminate the applicability of the prudent investor rule will significantly abrogate the Trustee’s obligation to evaluate the fairness of the transaction. In light of the fact that the Partnership has not obtained any separate or independent assessment of fairness with respect to the proposed transaction, no person, other than the General Partner, who could be viewed as interested in this regard, will pass upon the fairness of the transaction for the unit holders. Please see, “Risk Factors — SRT unit holders were not independently represented in establishing the terms of the proposed transaction may have been materially different if unit holders had been independently represented.”
      As a result, however, the terms of our proposal may not be as favorable as the terms that might have been obtained had we negotiated with the Trustee or an independent representative of the SRT unit holders on an arm’s-length basis.
      See Section 2.05 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C to this prospectus/proxy statement.
      Relief From Certain Liabilities. As currently drafted, the trust agreement attempts to relieve the Trustee from any and all duties, restrictions and liabilities otherwise imposed upon the Trustee by the Texas Trust Act, except for specific exceptions set forth therein. Effective January 1, 1984, the Texas Trust Act was repealed and replaced with the Texas Trust Code. We seek to amend the terms of the trust agreement to provide that the Trustee will be relieved, to the maximum extent permitted by law, from all duties, liabilities and restrictions arising out of or related to the amendments or the proposed transaction, including, with respect to its duty, if any, to evaluate amendments that are being proposed or to assess the fairness or adequacy of the proposed transaction. In this manner, we believe that the Trustee will be more likely to cooperate with and facilitate the will of the majority of SRT unit holders who express a desire to change the fundamental business objective of their collective investment.
      To the extent that the Trustee’s duties, restrictions and liabilities were not relieved as proposed, we believe that it could be held to a higher standard when evaluating the fairness or adequacy of the proposed transaction. This higher standard could mean, for instance, that the Trustee could be compelled to:

•	retain an investment banker to assess whether SRT has other strategic alternatives;

•	obtain a separate determination of value; and

•	seek separately to negotiate with the Partnership for a higher valuation.
      We do not know if the Trustee of SRT would conclude that the consummation of the proposed transaction, as contemplated herein, is fair to the unit holder or adequate under the circumstances if it were to take these additional actions. We also do not know if the Trustee will elect to take these additional actions, notwithstanding the attempted elimination of the Trustee’s duties, restrictions and liabilities. We believe, although not previously subject to definitive judicial construction, that relieving the Trustee from any and all duties, restrictions and liabilities, to the maximum extent permitted by law, means that the Trustee’s obligation to evaluate the fairness of the transaction has been significantly abrogated.
      In light of the fact that the Partnership has not obtained any separate or independent assessment of fairness with respect to the proposed transaction, no person, other than the General Partner, who could be viewed as biased in this regard, will pass upon the fairness of the transaction for the unit holders. Please see “Risk Factors — SRT unit holders were not independently represented in establishing the terms of the proposed transaction and, consequently the terms of the proposed transaction may have been materially different of unit holders had been independently represented.”
      As a result, however, the terms of our proposal may not be as favorable as the terms that might have been obtained had we negotiated with the Trustee or an independent representative of the SRT unit holders on an arm’s-length basis.
      See Section 2.05 of the Proposed First Amendment to the Royalty Trust Agreement attached as Annex C to this prospectus/proxy statement.
      THIS PROPOSAL IS EXPRESSLY MADE CONTINGENT UPON THE PASSAGE OF PROPOSAL NO. 1 AND PROPOSAL NO. 2. ACCORDINGLY, IF EITHER PROPOSAL NO. 1 OR PROPOSAL NO. 2 (OR BOTH) DO NOT PASS BY THE REQUISITE VOTE OF THE UNIT HOLDERS, THIS PROPOSAL WILL NOT PASS.
      The trust agreement provides that, except in specific situations, any provision of the agreement, other than the amendment provision itself, can be amended by the vote at a meeting duly called and held by unit holders holding certificates representing a majority of the units outstanding on the voting record date, but that no such amendment shall be effective unless and until consented to in writing by the Trustee. None of the specific situations referenced above that require a greater percentage vote to effect an amendment to the trust agreement apply to the transaction proposals. Further, the trust agreement provides that the Trustee must consent to a proposed amendment “unless such amendment affects the Trustee’s own rights, duties or immunities.” We do not believe that any of the amendments comprising a part of Proposal No. 2 or Proposal No. 3 (the proposals requiring an amendment to the trust agreement) negatively affect the Trustee’s own rights, duties or immunities as contemplated by the trust agreement. We believe the amendments only positively and favorably impact the Trustee’s own rights, duties or immunities. As such, we believe that the Trustee must consent to Proposal No. 2 and Proposal No. 3; however, even if we obtain majority approval to our transaction proposals, the Trustee of SRT could take the position that it can withhold consent to our agreement amendments because, potentially in the Trustee’s view, the proposed amendments affect the Trustee’s own rights, duties or immunities under the trust agreement. For the reasons stated above, we believe this position is in conflict with the trust agreement. No assurances can be given that the Trustee will agreed with our determination or that we will obtain the Trustee’s consent to our proposed amendments. Further, we have not had in-depth discussions with the Trustee about our proposals. To the extent that the Trustee does not consent to our proposals, we believe the Trustee would be in breach of the trust agreement and we may:

•	enforce our rights and the rights of other unit holders to compel the Trustee to so consent including, as appropriate, by bringing suit against the Trustee;

•	negotiate with the Trustee to attempt to obtain its consent;

•	modify our proposal to include the authorization of unit holders to terminate and replace the Trustee;

•	abandon our attempts to consummate the proposed transaction; or

•	take any other legal action we deem appropriate under the circumstances.
      To the extent that we do not obtain the consent and cooperation of the Trustee to our proposed transaction, the costs of this transaction could increase, perhaps significantly, and the likelihood of our success could be materially affected.
     Proposal No. 4 — Authority to Approve Adjournment or Postponement of the Meeting
      We are submitting a proposal for consideration at the meeting to grant the proxies discretionary authority to adjourn or postpone the meeting for the purpose of soliciting additional votes if there are not sufficient votes to approve the proposed transaction at the time of the meeting. Even though a quorum may be present at the meeting, it is possible that we may not have received sufficient votes to approve the proposed transaction by the time of the meeting. In that event, we would need to adjourn or postpone the meeting in order to solicit additional proxies. This proposal relates only to an adjournment or postponement of the meeting for purposes of soliciting additional proxies to obtain the requisite shareholder approval to approve the merger agreement and the merger.
      We recommend that you vote “FOR” the adjournment and postponement proposal so that proxies may be used for that purpose, should it become necessary.
Other Business
      We are not currently aware of any business to be acted upon at the meeting other than the matters discussed in this prospectus/proxy statement. The trust agreement provides that no matter other than that stated in the notice shall be acted upon at any meeting. The grant of a proxy will confer discretionary authority on the persons named as proxies on the proxy card to vote in accordance with their best judgment on procedural matters incident to the conduct of the meeting.
Conditions of the Transaction
      Notwithstanding any other provision of the proposed transaction, our willingness to complete the transaction and to pay the special cash distribution is subject to the following conditions:

The Registration Statement Condition
      We will not be in a position to consummate the proposed transaction unless the registration statement of which this prospectus/proxy statement is a part becomes effective under the Securities Act, no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC, and we will have received all necessary state securities law or “blue sky” authorizations.

     The Voting Approval Condition
      We will not be in a position to consummate the proposed transaction unless we receive the affirmative vote of holders of a majority of the SRT units outstanding to each proposal comprising a part of the transaction. As of the record date for the meeting, [SOLICITATION DATE PROXY ONLY: there are expected to be] [RECORD DATE PROXY ONLY: there were] 14,579,345 SRT units outstanding. Therefore, at least 7,289,673 SRT units must be voted in favor of each proposal. Because each of the proposals is expressly conditioned on the approval of all other proposals, the proposed transaction can only be consummated if each of the proposals receives majority approval.

The NYSE Condition
      We do not intend to consummate the proposed transaction to the extent that our common units to be distributed to holders of SRT in the transaction have not been authorized for listing on the NYSE, except for the requirement that the NYSE receive official notice of issuance.

The Material Adverse Change Condition
      We do not intend to consummate the proposed transaction to the extent that we shall have become aware of any fact, condition, circumstance, event or condition, applicable to SRT individually, or the business or industry of SRT generally, other than changes in energy commodity prices, that causes us to determine, in our discretion, that a material adverse change has occurred in the business, financial condition, operations or prospects of SRT or the proposed transaction since the date of filing of SRT’s last public report on Form 10-K or Form 10-Q, as applicable.

The Financing Condition
      We do not intend to consummate the proposed transaction to the extent that we are unable to establish a credit facility of $75 million to $150 million on terms deemed acceptable to us, in our discretion. We will not complete the transaction without having established our proposed revolving credit facility.

Waiver/ Satisfaction of Conditions
      The satisfaction or existence of the material adverse change will be determined by us in our sole discretion. The other conditions cannot be waived. The material adverse change condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to their condition or may be waived (to the extent legally permissible) by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of these rights shall not be deemed a waiver of any of these rights; the waiver of any of these rights with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each of these rights will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by us concerning the events described in this section will be final and binding on all parties. To the extent that any one or more of the foregoing conditions is not met (and with respect to the material adverse change condition, met in our discretion), we will abandon the proposed transaction. No assurances can be given that the conditions to the proposed transaction will be satisfied or that we will consummate the proposed transaction.
Timing of the Proposed Transaction
      Once we have obtained the majority approval of each of the elements to the proposed transaction, and otherwise resolve each of the conditions to closing, we intend to consummate the proposed transaction as quickly as possible. We anticipate that the following events will occur on the dates indicated:

Meeting Date

•	Meeting of the SRT unit holders to approve the transaction proposals.

•	Trading of SRT units under the symbol “SBR” continues until the close of business.

•	Record date established for the liquidating distribution to SRT unit holders.

First Business Day Following the Meeting Date

•	Trading of Partnership common units commences under the symbol “SBR” on a “when issued basis,” if permitted.

As Promptly as Practicable Following the Meeting Date

•	Sale and contribution of the legacy assets to the Operating Company.

•	Liquidating distribution made to former SRT unit holders of Partnership common units on a one-for-one basis.

•	Establish our proposed line of credit facility.

•	Special cash distribution of $0.50 per common unit paid to holders of Partnership common units.

•	SRT winds-up and liquidates.
      We expressly reserve the right, in our sole discretion, at any time and from time to time, to change the timing of the proposed transaction. Further, because elements of the proposed transaction are outside our control, we may not be able to cause the timing of the transaction to occur as currently envisioned.
No Dissenters’ Rights
      The Texas Trust Code does not provide for dissenters’ rights with respect to Texas express trusts, except to the extent such rights are contractually provided in the applicable trust agreement. SRT’s trust agreement does not provide any such rights to the SRT unit holders. As a consequence, dissenters’ rights are not available in connection with the proposed transaction.
Contribution of SRT Assets
      The Proposed Transfer, Exchange and Assumption Agreement pursuant to which we anticipate that SRT will convey its assets to the Operating Company in connection with the proposed transaction has been attached as Annex D hereto and is incorporated in this prospectus/proxy statement by reference.

Terms and Conditions
      Assets to be Transferred. Assuming that the trust agreement is amended as proposed, at closing, SRT would transfer to the Operating Company all assets, properties and rights (whether real or personal) held by it in the trust estate of SRT, including all perpetual or term mineral and perpetual or term royalty interests in oil, gas and other minerals; all overriding royalty interests, production payment interests, net profit interests and other nonoperating interests of whatever nature; all cash, cash equivalents, deposits, reserves for contingent liabilities and other current assets; copies of all books, operating and financial records, correspondence, files and other data; all intellectual property used in the business of SRT; interests in all leases and licenses of furniture, equipment, supplies, vehicles, computer hardware or systems and properties; all personal property and leasehold improvements of SRT used in the business of SRT; all licenses, permits, consents, approvals, authorizations and other governmental qualifications relating to SRT; all goodwill of SRT; all claims of SRT against third parties; all insurance benefits; all rights under express or implied warranties and all other assets incidental to, related to, required to and necessary to operate the business of SRT.
      Liabilities to be Assumed. Assuming that the trust agreement is amended as proposed, at closing, the Operating Company would assume all of the liabilities of SRT, including accounts payable, indemnification obligations in favor of the Trustee and other contingent liabilities of SRT including such contingent liabilities as would require or permit SRT (or the Trustee acting on its behalf) to, in the absence of the assumption by the Operating Company, establish a reserve for the payment thereof on liquidation.

      Title Matters. Each of the assets being conveyed to us are made subject to all recorded and applicable encumbrances, agreements, defects, restrictions and adverse claims and all laws, rules, regulations, ordinances, judgments and orders of governmental authorities. Further, the assets are to be delivered on an “as is, where is” basis with all faults and without express or implied warranty of any kind.

Consents and Approvals
      We are not aware of any contract, arrangement, lease, license, permit, interest or other right, privilege or benefit that appears to be material to SRT or the legacy assets that might be adversely affected by the consummation of the proposed transaction. However, we have not conducted exhaustive due diligence in this respect. Should any consents, approvals or other actions be required, we currently contemplate that these consents, approvals or actions will be sought wherever practicable. There can be no assurance that any of these approvals, consents or actions can be obtained, if needed, will be obtained (with or without substantial conditions, expense, delay or interference) or that if these approvals or consents were not obtained or these other actions not taken, that adverse consequences might not result to the trust estate of SRT, the Operating Company or the Partnership.

State Takeover Statutes
      A number of states have adopted laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. We are not aware of any such state laws that apply to trusts such as SRT.
      We believe that SRT conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We have not attempted to comply with any state takeover statutes in connection with the proposed transaction. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the proposed transaction and an appropriate court does not determine that it is inapplicable or invalid as applied to this transaction, we might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we might be unable to consummate the proposed transaction.
SRT Liquidation

Liquidation Procedure
      Assuming that the trust agreement is amended as proposed, then the liquidation of SRT will likely proceed in the following manner:

•	As promptly as practicable following the closing of the transaction, the Trustee will distribute the common units received from the Partnership to the unit holders of record on and as of the close of business on the meeting date in proportion to the units owned by each such unit holder.

•	SRT will retain funds necessary to make the final monthly distribution.

•	SRT has been permitted to retain a $25,000 liquidation reserve to provide it with the funds necessary to pay certain of the day-to-day costs associated with funding the winding-up and liquidation of SRT. Any portion of the liquidation reserve remaining after the full winding-up of the affairs of SRT, together with any assets acquired by SRT after closing, will be transferred to us.

•	Costs associated with the winding-up and liquidation of SRT will be borne by SRT or will be reimbursed or assumed by us.

•	Except to the extent expressly required by applicable law, the Trustee shall not be required or permitted to establish reserves for the payment of contingent liabilities, due to the fact that the Operating Company has agreed to assume and be responsible for all such contingent liabilities of SRT.

Authority of the Trustee
      For purposes of liquidating and winding-up the affairs of SRT, Bank of America, N.A. shall continue to act as Trustee and may exercise such power until its duties have been fully performed and the trust estate has been finally distributed.

Interests of the Trustee in the Liquidation
      As reported by the Trustee on behalf of SRT, Bank of America, N.A., the Trustee, held, as of March 3, 2005, an aggregate of 201,227 units in various fiduciary capacities and it had shared voting and investment power with respect to 23,497 of such units. Accordingly, upon liquidation of SRT, Bank of America, N.A., will hold 201,227 common units in the Partnership.
      As part of the transaction proposals, we expressly provided that (1) the “prudent investor rule” should not apply to either SRT or the Trustee and (2) the Trustee is relieved, to the maximum extent permitted by law, from all duties, liabilities or restrictions arising out of or related to the Proposed First Amendment to Royalty Trust Agreement and/or the proposed transaction, including, with respect to its duty, if any, to evaluate the amendment or to assess the fairness or adequacy of the proposed transaction. Accordingly, we may not be able to hold the Trustee to the same standard of care with respect to the liquidation and related matters as we would have had we not provided such relief.
      Pursuant to the terms of the trust agreement, the Trustee shall be indemnified by, and receive reimbursement from, the trust estate of SRT, against any and all liability, expense, claim, damage, or loss (including reasonable legal fees and expenses) incurred by it in the administration of SRT, except (1) arising from the Trustee’s negligence, bad faith or fraud and (2) resulting from the Trustee’s own expenses. The proposed amendments do not modify the indemnification provision of the trust agreement and, accordingly, the Trustee shall be entitled to indemnification in connection with the SRT liquidation.
Delivery of Partnership Common Units and Cash

Liquidation Distribution of Partnership Common Units
      Upon the completion of the proposed transaction, we will accept the legacy assets of SRT, on an “as is, where is” basis, in exchange for 14,579,345 common units of the Partnership. Thereafter, as part of our transaction proposal, SRT will liquidate by distributing to all SRT unit holders, one unit of the Partnership for each unit of SRT previously held. This distribution is to take place as promptly as practicable following the closing to all SRT unit holders of record on and as of the close of business on the meeting date. Unit holders may be required to surrender their unit certificates in SRT to the Trustee or its distribution agent for cancellation. We anticipate that this distribution will occur within ten days of the meeting date.

Special Cash Distribution
      As promptly as practicable following the completion of the proposed transaction, the Partnership intends to make a special cash distribution of $0.50 per unit to all holders of common units as a result of the consummation of the proposed transaction. The aggregate amount of the special cash distribution will be $7,289,673 and will be in addition to any other distribution contemplated by us, including the first monthly distribution of available cash. We intend to obtain the funds to make the special cash distribution from cash assets transferred to us as part of the proposed transaction and initial borrowings under our proposed revolving credit facility. The payment of the special cash distribution is contingent upon the closing of our proposed transaction.

Material Federal Income Tax Consequences
      See “Material Federal Income Tax Consequences — The Transaction” for a discussion of the material federal income tax consequences of the liquidation distribution of Partnership common units and the special cash distribution.

Interests of Certain Persons in the Transaction
      The General Partner and its affiliates will receive certain distributions and payments if the proposed transaction is completed. For a further description of these distributions and payments, please see “Cash Distribution Policy — Summary of Distributions and Payments to our General Partner and its Affiliates.” Pursuant to the Omnibus Agreement, Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC will have certain rights to participate in the acquisition of oil and natural gas properties sourced by such members and to operate wells in which such members have an interest. For an expanded description of this proposed agreement, please see “Certain Relationships and Related Party Transactions — Omnibus Agreement.” In addition, it is anticipated that if the transaction is completed, we may, from time to time, enter into certain services agreements with Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC. For a description of these proposed services agreements, please see “Certain Relationships and Related Parties Transactions — Potential Services Agreements.”
Ownership of the Partnership After the Transaction
      Assuming that we consummate the proposed transaction as proposed, former unit holders of SRT would own in the aggregate 100% of the outstanding common units of the Partnership, representing a 98.75% interest in the Partnership, and the General Partner would own a 1.25% interest in the Partnership. The General Partner would also possess certain incentive distribution rights and limited call rights as described herein.
Costs and Expenses of the Transaction
      Our General Partner will incur certain expenses in connection with the formation and organization of the Partnership and related entities, costs of preparation and distribution of this prospectus/proxy statement, solicitation costs and certain other costs advanced in connection with the consummation of the proposed transaction. We currently anticipate that the costs and expenses advanced by the General Partner on behalf of the Partnership for the proposed transaction will approximate $1,550,000 as follows:

Item	Costs

Formation and organization costs	$5,000
Printing and mailing	165,000
Postage	69,000
Travel/solicitation	50,000
Proxy solicitor	45,000
Attorneys fees	575,000
Accounting fees	110,000
SEC registration fee	79,000
General and administrative	392,000
Miscellaneous	60,000

TOTAL	$1,550,000

      We anticipate that these fees will be reimbursed to the Partnership.
      The foregoing costs do not include costs associated with SRT’s winding-up and liquidation, which will be borne by SRT or reimbursed or assumed by us, or costs and expenses related to the NYSE listing fee, manager and officer liability insurance, our proposed credit facility and closing and post-closing costs, which will be borne directly by the Partnership. We estimate these fees to be:

Item	Costs

NYSE listing fee	$125,000
Credit facility fees	250,000
Liability insurance	200,000
Closing costs, including additional attorney fees	300,000
Miscellaneous	125,000

$1,000,000

      All expenses, whether paid by the General Partner and later reimbursed to the General Partner as described under “Certain Relationships and Related Party Transaction — Reimbursement of Expenses” or whether paid directly by SRT or the Partnership, will otherwise reduce the amount of cash assets available for deployment in the unit holders interest.
      The estimated fee ranges are predictive and, as such, may not ultimately prove accurate. Events could occur that cause us to expend substantially more than the amounts listed in the range.
Accounting Treatment
      The acquisition of assets from SRT will be accounted for under the purchase method of accounting under GAAP, which means that the results of operations arising from the legacy assets will be included in the Partnership’s results of operations from the closing date and SRT’s assets and liabilities will be recorded at their estimated fair values at the closing date with the excess, if any, allocated to specific identifiable intangibles acquired, if any, or goodwill. For a further description, please see “Management’s Outlook.”
Stock Exchange Listing
      We have applied to list the common units of the Partnership for trading on the NYSE.
Proponents of the Transaction
      The transaction proposal is being proposed by, and the proxy referred to herein is being solicited by, Gerald W. Haddock, S. Jeffrey Johnson and Dr. Kenneth Q. Carlile and entities affiliated with them. For a description of the backgrounds of these individuals, please see “Management — Our Governing Board of Managers and Executive Officers.”
      As of the date hereof, Gerald W. Haddock has the sole power to vote and dispose of the SRT units that he owns and none of the other individuals named above has the power to vote or to dispose of any SRT units. By virtue of the relationships discussed herein, upon consummation of the transaction, Messrs. Haddock, Johnson and Carlile may be deemed to have shared, and not sole, power to vote to disapprove of the interests of the Managing Member in the General Partner and thus the General Partner’s interest in the Partnership.
      The following table sets forth the only transactions by the above persons or entities since January 1, 2000 with regard to the units:

Date	Action	Participant	No. Units

November 4, 2004	Purchase	Gerald W. Haddock	500
      The amount of funds expended by Mr. Haddock for the 500 units held in his name was $18,902. Such funds were provided from Mr. Haddock’s personal funds.
      Except as set forth herein, none of the above persons or entities (1) owns any securities of SRT of record, but not beneficially; (2) owns beneficially any other securities of SRT; (3) has any agreement or understanding with any person with respect to any future employment by SRT, the Partnership or their respective affiliates; (4) has any agreement or understanding with any person with respect to any future transactions to which SRT, the Partnership or any of their respective affiliates will or may be a party; (5) has engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of SRT’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which SRT or the Partnership was or is to be a party, in which the amount involved exceeds $60,000; (6) borrowed any funds for the purpose of acquiring or holding any securities of SRT; or (7) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to securities of SRT. Other than as disclosed in this prospectus/proxy statement, no securities of SRT are beneficially owned by any of the associates of the participants.
      The Trustee of SRT has not participated in this proxy solicitation and, to our knowledge, makes no recommendation concerning whether or how you should vote on the transaction proposals.
Plans for SRT

Final Monthly Distribution
      If the proposed transaction is consummated, the amendments to the trust agreement provide that a final monthly distribution will be made to the holders of SRT of record at the time of the consummation of the proposed transaction. That final monthly distribution will be made not later than ten business days following the closing of the transaction and will relate to the monthly income amount received by the Trustee from the date of the previous monthly distribution to the closing date.

Delisting and Termination of Registration
      Once the proposed transaction is consummated, SRT will qualify for termination of registration under the Exchange Act. We expect that the Trustee will cause SRT to file applications to withdraw the SRT units from listing on the NYSE and to terminate the registration of SRT units under the Exchange Act.
MANAGEMENT’S OUTLOOK
General
      We do not own any properties and we currently do not conduct any operations. If the proposed transaction is consummated, our business plan, in addition to the acquisition of producing properties, is to own and hold the legacy assets, which will provide the source for ongoing distributions to our limited partners and collateral value for our proposed revolving credit facility.
      To pay the special cash distribution, to meet our working capital needs and to provide acquisition financing for the purchase of additional properties, we expect to obtain, as soon as reasonably practical after the closing of the proposed transaction, a $75 million to $150 million revolving credit facility.
      We also plan to distribute on a monthly basis all available cash from operating surplus that we receive from the ownership of our interests beyond that required to pay our costs and fund reasonable working capital reserves.
Omission of Pro Forma Financial Information
      As discussed under “Note on SRT Information,” we were not involved in preparation of SRT’s historical financial statements. SRT’s historical financial statements have been prepared on a basis of accounting that differs from generally accepted accounting principles (GAAP), as disclosed in note 2, Accounting Policies — Basis of Accounting, to the audited SRT December 31, 2004 financial statements included in the prospectus/proxy statement. Our financial statements are currently and will be in the future prepared in accordance with GAAP as discussed below under “Basis of Accounting.” We have not reviewed SRT’s books and records, and we have not provided historical SRT financial statements prepared in accordance with GAAP. SEC rules prohibit us from preparing pro forma financial statements from financial statements prepared on a basis of accounting other than GAAP. Accordingly, we are unable to provide pro forma financial information assuming consummation of the proposed transaction.
      Our acquisition of SRT’s assets will be accounted for as a purchase. As discussed below under “Mineral Rights Acquired in a Business Combination,” upon consummation of the proposed transaction, the purchase price allocated to the SRT assets acquired and liabilities assumed will be determined based on the product derived by multiplying the number of units of SRT outstanding on the closing date by the quoted market price of the units on such date. We anticipate that a substantial majority of the purchase price will be allocated to acquired royalty interests, subject to completion of a formal appraisal. Based on the market price of SRT’s units at September 30, 2005 and the historical rate of amortization of SRT’s royalty interests for the period from January 1, 2005 to September 30, 2005, we estimate that the acquired royalty interests will be assigned an initial value of approximately $740 million and that the annual amortization expense will be approximately $90 million. SRT’s historical financial statements included in this prospectus/proxy statement report that the carrying value of the royalty interest in oil and gas properties was approximately $1,050,000 at September 30, 2005, and the annual amortization of royalty interests was approximately $150,000. The actual initial value assigned to the acquired royalty interests and actual amortization of the royalty interests will ultimately depend on the actual market price of SRT’s units on the date the proposed transaction is consummated and the actual number of units of oil and gas reserves produced during the relevant period. Amortization expense is a non-cash charge to earnings and does not affect the determination of cash distributions. However, based on the historical financial statements of SRT included in this prospectus/proxy statement, the inclusion of amortization expense at the estimated level indicated would result in our reporting a significant net loss.
Critical Accounting Policies
      We expect to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could be reported under different conditions, or if different assumptions are used. We plan to evaluate our estimates and assumptions on a regular basis. We will base our estimates on our management’s experience in the energy industry and various other assumptions we believe to be reasonable under the circumstances, the results of which will form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions. Below, we have provided expanded discussion of the more significant accounting policies, estimates and judgments we expect to use. After the consummation of the proposed transaction, we will discuss the development, selection and disclosure of each of these with our audit committee. We believe these accounting policies will reflect our more significant estimates and assumptions used in preparation of our financial statements.

Basis of Accounting
      Our financial statements, will be prepared in accordance with accounting principles generally accepted in the United States of America, (GAAP). SRT’s financial statements have been prepared on a basis of accounting that differs from GAAP due to the following: (1) royalty income is recognized in the month received rather than in the month of production; (2) expenses other than those expected to be paid on the following monthly record date are not accrued; (3) amortization of the royalties is shown as a reduction to Trust corpus and not as a charge to operating results; and (4) reserves may be established for contingencies that would not be recorded under GAAP.

Income Taxes
      Our tax counsel have advised us that, under then current tax laws, we will be classified as partnership for federal and state income tax purposes and, therefore, would not be subject to taxation at the Partnership level. Accordingly, no provision for federal or state income taxes will be provided. However, the opinion of tax counsel is not binding on taxing authorities.

Oil and Natural Gas Reserve Quantities
      Our estimate of proved reserves will be based on the quantities of natural gas and oil that engineering and geological analysis demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. We expect to engage an independent reservoir engineer to prepare an annual reserve and economic evaluation of all our properties on a well-by-well basis.
      Reserves and their relation to estimated future net cash flows impact our depletion and impairment calculations. As a result, adjustments to depletion will be made concurrently with changes to reserve estimates and impairment charges may become necessary due to a reduction in estimated reserves. We will prepare our reserve estimates, and the projected cash flows derived from these reserve estimates, in accordance with SEC guidelines. The independent engineering firm described above will adhere to the same guidelines when preparing their reserve reports. The accuracy of our reserve estimates will be a function of many factors including the following: the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgments of the individuals preparing the estimates.
      Our proved reserve estimates will be a function of many assumptions, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of natural gas and oil and natural gas liquids eventually recovered.

Revenue Recognition
      Under our business plan, we will hold royalty interests in underlying properties owned by others. Revenues will be recognized upon the sale of the underlying oil and natural gas.

Derivative Instruments and Hedging Activities
      We plan to use derivative financial instruments as a risk management tool to achieve a more predictable cash flow from our oil and natural gas production by reducing our exposure to price fluctuations. We currently are not a party to any derivative contracts. We plan to use swaps, collars, floors or any combination thereof. We will account for these activities pursuant to SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities, as amended. This statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair market value and included in the balance sheet as assets or liabilities.
      The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. SFAS No. 133 requires that a company formally document, at the inception of a hedge, the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.
      For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, will be recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is assessed at least quarterly based on total changes in the derivative’s fair value. Any ineffective portion of the derivative instrument’s change in fair value will be recognized immediately in earnings.

Mineral Rights Acquired in a Business Combination
      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. There had been industry wide uncertainty as to whether SFAS No. 142 required registrants to reclassify costs associated with mineral rights, including both proved and unproved leasehold acquisition costs, as intangible assets in the balance sheet, apart from other capitalized oil and natural gas property costs. However, in September 2004 the FASB issued FASB Staff Position (“FSP”) No. FAS 142-2, Application of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” to Oil- and Gas-Producing Entities, which clarifies that drilling and mineral rights of oil- and gas-producing entities that are within the scope of SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, are tangible assets. We will prepare our financial statements accordingly.
      Upon consummation of the proposed exchange transaction, the purchase price allocated to the assets acquired and liabilities assumed will be determined based on the product derived by multiplying the number of units of SRT by the quoted market price of the units. We anticipate that the substantial majority of the purchase price will be allocated to the acquired royalty interests, subject to completion of a formal appraisal. Declines in estimated reserves and/or oil and gas prices in the future would adversely affect the fair value of the royalty interests and could result in impairment charges.
Operating Expenses
      Our primary operating expenses will consist of the following:

•	fees payable to third parties, including agents or consultants, relating to, or associated with, evaluating and making acquisitions;

•	personnel costs and benefits;

•	administrative, financial, and legal costs;

•	lease operating expenses, including all costs associated with managing, monitoring and maintaining oil and natural gas properties;

•	fees and expenses, including commitment fees, associated with our proposed credit facility;

•	expenses associated with our status as a public company;

•	board members and officers errors and omissions liability insurance and any other insurance premiums; and

•	all other expenses incurred by us and our General Partner and the Managing Member in connection with administering our business.
      We estimate that, upon consummation of this transaction, the General Partner will have incurred approximately $1,550,000 of transaction expenses, all of which will be reimbursed to the General Partner as described under “Certain Relationships and Related Party Transactions — Expenses of the Proposed Transaction.”
Financial Condition, Liquidity and Capital Resources
      Assuming net cash of $4.5 million as reported by SRT as of September 30, 2005, immediately after consummation of the transaction, including payment of the $7,289,672 special cash distribution, and the application of the $1.0 million of transaction expenses which are not subject to deferral under the Partnership’s expense reimbursement, we expect to have net borrowings under our proposed credit facility of approximately $3.8 million. Thereafter, we will generate cash flows from the legacy SRT assets, our financial assets, including interest earned from the temporary investment of our cash assets in U.S. government securities and short-term cash equivalent instruments, and from our proposed credit facility. Our primary use of revenue from the SRT legacy assets and our financial assets will be cash distributions to holders of our common units and operating and administrative costs. Borrowings under our proposed credit facility would principally be for the acquisitions of interests in producing or developmental properties.

Proposed Credit Facility
      In June 2005, we received separate, nonbinding letters of high confidence from JPMorgan Chase Bank, N.A., TD Securities (USA) LLC and Union Bank of California, N.A. Based upon these letters as well as subsequent discussions with representatives from the lenders, we anticipate that, at or about the time of this transaction, we will have a $75 million to $150 million revolving credit facility that will provide us with the capital necessary to fund the special cash distribution, meet working capital needs and to provide acquisition financing. If for any reason, we are unable to secure a revolving credit facility, we will not have sufficient funds to pay the special distribution or to achieve the acquisition and growth related objectives of our business plan. We anticipate that the facility will be secured by all oil and natural gas properties owned or to be owned by us, including the legacy assets of SRT. These letters of high confidence are not binding in any respect on any of these lenders and do not contain any specific proposal for the extension of credit. The credit facility remains wholly subject to negotiation and execution of definitive agreements setting forth the terms of the transaction, a satisfactory due diligence review, absence of any material adverse change in the financial condition or operations of us or the legacy assets, approval by the bank’s credit committee and additional conditions precedent. We may also attempt to negotiate with other banks in connection with obtaining the credit facility.
Distributions
      We intend to pay monthly distributions to our common unit holders out of assets legally available for distribution. Our monthly distributions, if any, will be determined by the General Partner. The amount established as the minimum distribution is subject to our right, under certain circumstances, to reduce the minimum monthly distribution. See “Cash Distribution Policy” that begins on page 94 of this prospectus/proxy statement.
Quantitative and Qualitative Disclosure About Market Risk
      We plan to use derivative financial instruments to achieve a more predictable cash flow from our oil and natural gas production by reducing our exposure to price fluctuations. We currently are not a party to any derivative contracts. As noted above, we plan to establish a $150 million revolving credit facility. The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures.
      Our market risk exposure will be in the pricing applicable to the oil and natural gas production attributable to our royalty interests. Realized pricing is primarily driven by the spot market prices applicable to our oil and natural gas production. Pricing for oil and natural gas production has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. The prices we receive for production depend on many factors outside of our control.
      We plan to enter into hedging activities with respect to a portion of our projected oil and natural gas production through various transactions which hedge the future prices received. These transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. These hedging activities are intended to support oil and natural gas prices at targeted levels and to manage our exposure to oil and natural gas price fluctuations. We do not plan to hold or issue derivative instruments for speculative trading purposes.
      To fund the special cash distribution, meet our working capital needs and provide acquisition financing for the purchase of additional properties, we expect to obtain a $75 million to $150 million revolving credit facility. We will be exposed to interest rate risk on the proposed facility, which is expected to carry a variable interest rate. On a pro forma basis assuming a $150 million facility, we expect to have $3,757,146 of debt as of the closing date at an initial interest rate of 7.5% per annum. Any increase in this interest rate could impact our results of operations and cash flow. Based on estimated pro forma borrowings outstanding at the Closing date, a 100 basis point change in interest rates would change our interest expense on that debt by approximately $37,000.

PARTNERSHIP BUSINESS AND PROPERTIES
General
      We are a master limited partnership formed by the General Partner in April 2005 to engage in the business of acquiring the legacy assets of SRT, and subsequently using those funds, as well as funds from available credit facilities and equity offerings, to acquire oil and natural gas producing and developmental properties, primarily located onshore in the continental United States. Our overall strategy is to be a conservatively managed oil and natural gas production company. We do not intend to participate in high-risk exploration for oil and natural gas.
      If the transaction is successfully consummated, our business plan is to own and hold the legacy assets acquired from SRT, which will initially provide the primary source for ongoing distributions to our limited partners. We also plan to distribute on a monthly basis all available cash from operating surplus that we receive from the ownership of those interests beyond that required to pay our costs and fund reasonable working capital reserves as established by the General Partner, which will directly impact our ability to make distributions.
      At December 31, 2004, SRT’s assets consisted principally of royalty properties, which constituted interests in gross production of oil, gas and other minerals, free of the costs of production. The royalty properties consisted of:

•	royalty and mineral interests, including landowner’s royalties, overriding royalty interests and mineral interests (other than executive rights, bonuses and delay rentals);

•	production payments; and

•	any other similar, nonparticipatory interest,
in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, new Mexico, Oklahoma and Texas. These properties are reported to be represented by approximately 5,400 tracts of land with approximately 2,950 of the tracts in Oklahoma, 1,750 in Texas, 330 in Louisiana, 200 in New Mexico, 150 in Mississippi and 12 in Florida.
      The following table reflects, at the dates indicated for the SRT legacy assets, oil, natural gas, oil and natural gas prices, estimated future net revenue, aggregate PV-10 values and MCF equivalent as reported in SRT’s public filings with the SEC:
Sabine Royalty Trust

			Price of	Price of	Future Net	PV-10
January 1,	Oil (bls)	Gas (mcf)	Oil	Gas	Revenue	Valuation(1)	Mcfe(2)

2001	5,545,769	38,333,765	$25.27	$9.16	$450,493,814	$248,572,482	71,608,379
2002	5,425,256	37,376,309	17.43	2.32	165,977,659	86,115,013	69,927,845
2003	5,066,769	36,238,758	29.20	4.13	270,512,526	135,455,065	66,639,372
2004	5,454,000	36,878,000	32.55	5.83	324,013,000	168,807,000	69,602,000
2005	5,642,000	37,550,000	43.45	6.18	382,852,000	194,229,000	71,402,000

(1)	The PV-10 valuation is a measure of present worth using the applicable January 1 prices held constant and a discount rate of ten percent (10%) applied to estimated future cash flow of the SRT legacy assets on such date.

(2)	The term “Mcfe” means million cubic feet of natural gas equivalent, which is determined using the ratio of one barrel of oil, condensate or natural gas liquids to six thousand cubic fee of natural gas. The above data has been compiled from SRT public reports filed with the SEC.

      The following table reflects production indicated for the SRT legacy assets for the periods as reported in SRT’s public filings with the SEC:
Sabine Royalty Trust

Year	Mcfe

2001	11,141,521
2002	9,916,677
2003	9,874,535
2004	9,184,574
2005	8,882,351	(1)

(1)	Annualized based on SRT’s September 30, 2005 production filed with the SEC.
      As noted above, the production of the legacy assets declined from 12,893,354 Mcfe (or approximately 0.88 Mcfe per SRT unit) for 1998 to an estimated 8,882,351 Mcfe (or approximately 0.61 Mcfe per SRT unit) for 2005, a decline of 31.1% for the period or a decline of 5.2% per year on average. Despite this decline in production, SRT has reported that its reserves volume Mcfe have remained virtually constant over this period equally 71,313,638 Mcfe at January 1, 1998 compared to 71,402,000 Mcfe at January 1, 2005. We believe, however, that unless SRT’s entity structure is converted into a form that can expand its ownership of the oil and natural gas interests and properties through selective acquisitions, SRT, and the unit holders’ investments, will gradually dwindle and disappear. The Partnership believes that the transaction will transform SRT from a finite life, passive liquidating vehicle into a conservatively operated and growth-oriented oil and natural gas company and thus improve the outlook for their finite life investment.
Our Structure
      The chart on page 18 of this prospectus/proxy statement depicts the organization and ownership of the Partnership after giving effect to the consummations of the transaction.

The General Partner
      Following the transactions, the General Partner will own the following interests in the Partnership:

•	a 1.25% General Partner interest; and

•	the incentive distribution rights.
      Upon the consummation of the transaction, our General Partner will contribute an estimated $1,550,000 in expense advances for its 1.25% general partner interest and the incentive distribution rights. As noted under “Certain Relationships and Related Party Transactions,” the General Partner has the right to be reimbursed for its expenses incurred in connection with the negotiation and completion of the transaction proposal, including the expense advancements.
      On a going-forward basis, our General Partner and its affiliates will also be reimbursed for direct and indirect expenses incurred on our behalf, subject to certain limitations. In addition, we will reimburse the General Partner for the costs and expenses incurred by the Managing Member on our behalf.
      Our General Partner is controlled by the Managing Member, its manager, and the Managing Member’s governing Board of Managers and officers. By virtue of the ownership structure of our Partnership and the limited liability company agreements of our General Partner and Managing Member, the governing Board of Managers of the Managing Member will manage our General Partner and otherwise exercise the effective control of our Partnership. Our General Partner may only be removed by the vote of 66 2/3rds in interest of the common units.
      The Managing Member’s governing Board of Managers will initially consist of four directors comprised of one independent member meeting the definition of independence set by the NYSE. This governing Board of

Managers will be selected by Haddock Enterprises, LLC, Cano Petroleum, Inc. and Carlile Management, LLC. Certain governance matters will be handled through committees of the Managing Member’s governing Board of Managers. The initial governing Board of Managers will be Gerald W. Haddock, Dr. Kenneth Q. Carlile, S. Jeffrey Johnson and Jack I. Tompkins. Mr. Tompkins will be the chairman of our audit committee and conflicts committee. Mr. Tompkins will be an independent member in accordance with the requirements of the New York Stock Exchange and may be the only independent member at the time of consummation of the transaction. We will have a total of at least two independent members within 90 days of the effective date of this prospectus/proxy statement and a total of at least three independent members within one year of the effective date of this prospectus/proxy statement. For a description of our committees and certain New York Stock Exchange corporate governance rules that apply, and certain such rules that do not apply, to our governing board and its committees, see “Management — Governing Board.” For a summary of Messrs. Haddock, Carlile, Johnson and Tompkins, see “Management — Our Governing Board of Managers and Executive Officers.”

Limited Partners
      Partnership common units entitle the holders thereof to receive distributions of available cash attributable to income generated from the legacy SRT assets and from oil and natural gas interests acquired in the future, less expenses paid to the General Partner, the Managing Member and others. The Partnership’s legacy income, together with any income of the Partnership from newly acquired properties, less general and administrative expenses, capital expenditures, debt service, taxes and other expenses, and reserves established by our General Partner will provide the source for the cash distributions to be made by the Partnership. The Partnership will distribute its available cash on a monthly basis to the holders of Partnership common units, although the Partnership cannot guarantee any specific level of distribution. See “Cash Distribution Policy.”

The Managing Member
      The Managing Member serves as the manager of our General Partner. The Managing Member’s day-to-day operations will be managed by its executive officers, Gerald W. Haddock, S. Jeffrey Johnson, Dr. Kenneth Q. Carlile, Thomas D. Cochrane, James E. Farrell and Stephen R. Robinson. For a summary of Messrs. Haddock’s, Johnson’s, Carlile’s, Cochrane’s, Farrell’s and Robinson’s biographies, see “Management — Our Governing Board of Managers and Executive Officers.” In addition to their positions with the Managing Member, each of our executive officers will continue in their current employment with their current employers. Commensurate with the size and scope of the Partnership’s business, the Managing Member intends to hire additional professionals and staff to expand the business of the Partnership.

The Operating Company
      Our Partnership indirectly owns 100% of the Operating Company. Thus, the Operating Company’s business and affairs will be managed for the benefit of the Partnership. After the consummation of the transaction, the Operating Company will acquire and hold the legacy oil and natural gas properties of SRT and acquire, manage and operate newly acquired properties. The Managing Member, as manager of the General Partner, will provide day-to-day acquisition and operational support and services to the Operating Company, such as accounting, land operations and tax services for which it will be reimbursed its direct and indirect expenses. Actual and reasonable costs incurred by the Managing Member in performing the services will be an expense to be paid by the Operating Company.
      The general partner of the Operating Company is SPP Management, Ltd. Co., a wholly owned subsidiary of the Partnership.

Employees
      We will not have any employees. Upon the consummation of the transaction, we anticipate that the Managing Member will employ five persons. We expect the number of employees to increase from five to ten persons within twelve months after the transaction has been completed and our business operations begin to expand.

Books and Reports
      Our General Partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
      We will furnish or make available to record holders of common units an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information after the close of each quarter.
      We will furnish each record holder of a common unit with information reasonably required for tax reporting purposes after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unit holders will depend on the cooperation of unit holders in supplying us with specific information. Every unit holder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
Our Growth Strategy

Market Opportunity
      Based on materials and reports produced by an independent oil and gas research firm, the U.S. energy and petroleum property acquisition and divestiture market has averaged approximately $37.7 billion of annual transactions during the five years ended December 31, 2004. Based on such report, the transactions with a value less than $100 million comprise approximately 21% of the aggregate dollar value of this market, but comprise a majority of the number of transactions in the market. This activity has been largely independent of commodity price fluctuations and, instead, has been driven by a combination of strategic business decisions and the desire to efficiently deploy capital. Over time, a company is likely to sell assets that have become less meaningful to its total asset base so that the capital can be redeployed into other assets that will have a greater impact on its financial performance. Also, once a company has exploited its undeveloped potential associated with a field or fields, it often will look to sell such mature assets to harvest its investment.

Our Strategy Following the Transaction
      Our long-term strategy is to increase cash distributions per unit by increasing our reserves, production, cash flow and earnings. We intend to do this through a properly balanced program of:

•	selective acquisition of additional proved oil and natural gas properties;

•	monitoring and managing the operators of our investment properties, including the operators of our legacy assets (who are all third party operators), to the extent possible under existing contracts, to evaluate and promote their compliance with legal standards for prudent operation;

•	utilizing, where appropriate, advanced technologies to increase production;

•	focusing on operational efficiency; and

•	otherwise relying on the skill of our senior management team.
      To successfully execute our growth strategy, we will require access to capital on competitive terms. We believe that we will have a lower cost of capital as compared to many of our competitors that pay income taxes at the corporate level. Unlike oil and gas companies organized for federal income tax purposes as corporations, we will not be required to pay federal income taxes at the partnership level, which will allow for additional cash that can be used to pay distributions to our partners or to reinvest in our business. We intend to finance future acquisitions of interests in oil and gas properties with funds available from our proposed credit facility and net proceeds from future issuance of Partnership equity or debt securities. We believe that a publicly traded limited partnership structured as described herein will provide a distinctive platform to compete effectively in the acquisition of interests in mature U.S. oil and natural gas properties. We believe that our structure, tax efficiency and cost of capital will allow us to bid competitively for interests in crude oil and natural gas properties against taxable corporations and other taxable entities.

Selective Acquisitions
      We intend to acquire proved properties that enhance our competitive position, offer economies of scale and provide further development potential. We will take a disciplined approach to any potential acquisitions by evaluating properties for, among other factors we deem relevant, predictable production and proven levels of reserves. We do not plan to engage in high-risk exploratory or “wildcatting” activities or similar high-risk endeavors, but rather, we aim to acquire lower-risk assets with meaningful upside potential.
      We anticipate that the Partnership will acquire oil and natural gas producing and developmental properties located onshore in the continental United States. Our investments will generally range in size from $10 million to $100 million, although investments could be above or below this range. The types of investments that we will seek primarily consist of producing working interests, producing royalty and/or mineral interests, net profits interests derived from producing oil and gas assets and partnership interests in funds that hold an economic interest in producing oil and gas properties. However, we may also acquire properties and operate them. We refer to these investments as the Partnership’s targeted investments. Although we may have reviewed and/or considered various properties for sale in the market as of the date of this prospectus/proxy statement, we have not identified any specific investments meeting our investment objectives.
      We intend to primarily pursue acquisitions of properties that have a large component of proved producing reserves and moderate decline rates. In many cases, we will pursue properties requiring limited capital reinvestment. We will also consider the purchase of properties that would be candidates for the secondary and tertiary recovery techniques to be utilized by us.
      We will generally evaluate acquisition opportunities based on the following general acquisition criteria:

Financial

•	Acquisitions should increase (or be accretive to) net income to us and, thus, be accretive to our distributions to common unit holders.

•	The aggregate purchase price of all properties acquired in a single transaction should not exceed the undiscounted aggregate projected net cash flow from the properties from the date of purchase plus a reasonable rate of return under the circumstances.

•	The oil and gas producing properties to be acquired should, in the context of the market, have a reasonable rate of return and reserve acquisition cost.

Operational

•	We will give priority to properties exhibiting some or all of the following characteristics:

•	low capital expenditures relative to cash generation potential;

•	low operating costs or high margins;

•	experienced, well-regarded operators;

•	favorable production history;

•	upside potential through secondary and tertiary recovery techniques, infill drilling, improved field operations and other development activities;

•	medium to long reserve life; and

•	moderate environmental and site remediation risk.

Independent Verification

•	From time to time, we may utilize engineering reports to help evaluate the purchase of new properties.
      We are seeking properties that have relatively long reserve lives and highly predictable production profiles. We are seeking properties that have extensive production histories and production enhancement opportunities. While the properties may be geographically diversified, we intend to focus on producing fields that are concentrated within adjacent areas, allowing for economies of scale in production and cost effective application of reservoir management techniques gained from prior operations.
      We will not pursue acquisitions that require substantial drilling expenditures to generate our target returns or pursue high decline properties. We believe that the property acquisition market for producing oil and natural gas properties is more stable and less volatile than the property acquisition market for properties with substantial drilling opportunities. We also believe that many larger public and private oil and natural gas companies desire to purchase properties with a large component of value attributable to nonproducing reserves and acreage. We believe that the valuation of such types of properties is more arbitrary and often requires extensive drilling to generate acceptable returns to the buyer. Producing properties are often purchased by private companies that have higher costs of capital and higher return requirements. By focusing on mature producing properties, we believe that we will be able to successfully acquire oil and gas properties.
      We reserve the right to acquire properties that do not meet one or more of these criteria and to modify our criteria at any time.

Management of Operators
      We believe that, in order to fully realize the potential for our properties, our General Partner must take an active role in monitoring and managing our operators, including the operators of our legacy assets (who are all third party operators), to the extent possible under existing contracts, to evaluate and promote their compliance with legal standards for prudent operation, which are designed to protect the rights of royalty interest owners from asset waste. We will review operator records to which we are entitled, notify operators of any perceived noncompliance, and seek to enforce compliance through commercially reasonable means, up to and including litigation. We believe that these efforts will lead to enhanced production and proper development of underdeveloped acreage. However, operators may not respond favorably to our efforts and enforcing their compliance may be costly. Historically, the Trustee, by the terms of the trust agreement, has been restricted to merely receiving cash distributions from the legacy assets and distributing the cash to SRT’s unit holders and, therefore to our knowledge, has not been able to monitor or promote compliance by the operators.
      We also intend to be the working interest operator in certain of our acquired and developed properties. This would allow us to exercise more control over expenses, capital allocation, and the timing of development and production activities in our fields. It also enables us to implement controls over our costs to ensure prudent expenditures.

Utilization of Advanced Technical Capabilities
      On interests we acquire and have sole or shared operational control, we intend to evaluate and use, where appropriate, advanced technologies, computer-aided exploration and specialized production applications, such as short radius horizontal wells. We believe that these techniques will permit us to better delineate or produce oil and natural gas reserves. Some or all of these techniques may currently be utilized on SRT’s legacy assets. As appropriate, we will deploy water flooding, CO2 flooding, horizontal drilling, chemical flooding, environmental management, proppant fracturing, production logging and other methods of production optimization to enhance production or extend the production life of our properties and to increase the ultimate recovery of reserves in place. In addition, we may engage in development or exploitation drilling activities on discovered, identified, proved, undeveloped drilling locations or use existing wellbores to access additional known productive horizons.
      Specifically, Cano Petroleum’s enhanced recovery program includes, and we intend to use, alkaline-surfactant-polymer (ASP) technology, a chemical flooding process that can significantly increase the oil production during a secondary or tertiary recovery program on a mature field, but which is not appropriate for every field or every water flood. ASP involves the use of a mixture of chemicals injected into the rock, helping to wash out the oil while at the same time improving sweep efficiency to produce even more oil. This technology also reduces the interfacial tension between the in-place crude and the water that must be injected along with the chemicals. ASP technology can be applied to a field at any time during a water flood, even at the end of a tertiary program. The fluid must be customized for each different field because no two reservoirs are alike. According to Surtek, Inc., a leader in ASP technology and development, total oil recovery with this technology is nearly twice that of a traditional water flood program, although there is no conclusive evidence that recovery will increase for every application by this amount, if at all. Further, typical ASP field projects have resulted in incremental oil recovery for a total of 15% to 30% of the original oil in place at a cost of $4 per barrel of oil during peak response in the field, which cost increases significantly in more mature water floods. We only intend to use this technology when it is economically feasible and beneficial.

Focus on Operational Efficiency
      We intend to maintain a conservative financial position and to implement a low overhead and operational expense structure. We believe this focus will permit us to pursue the acquisition, development and production of properties that may not be economically attractive to others.
      We intend to emphasize strict cost controls in all aspects of our business and to operate our properties, wherever possible, utilizing a minimum number of personnel. This operating control also provides greater flexibility as to the timing requirements to fund new capital expenditures. By strictly controlling our general and administrative expenses, our General Partner will strive to maximize our distributions to common unit holders.
      As part of our cost-control procedure, we plan to use independent engineers and geologists, wherever practicable. In addition to providing a critical check on our expansion plans, employing third-party experts on a case-by-case basis enables us to keep our operating overhead low and adhere to our commitment to keep fixed costs within a manageable range.

Reliance on the Skill of Management
      Our senior management team and the members of the governing Board of Managers of the Managing Member possesses an average of 16 years of experience in the oil and natural gas industry. Further, we intend to retain, as appropriate, other skilled persons including engineers and geologists, to assist with our business plan. We believe that the skill of our management team is a key aspect of our growth strategy. For biographical information on our management team, please see “Management — Our Governing Board of Managers and Executive Officers.”
      Our growth strategy involves significant risk. No assurances can be given that we will be in a position to execute upon our growth strategy or, if executed, that it will lead to the benefits, including the benefit of increased cash distribution per unit, that we currently anticipate. Our growth strategy involves substantially more risk than the business strategy currently being executed by SRT.
Legal Proceedings
      Neither the Partnership, the General Partner, the Managing Member nor the Operating Company is currently subject to any legal proceedings.

Competition
      Upon consummation of the transaction, we will begin operations in a highly competitive market where large numbers of entities will be competing with us in an effort to acquire the most lucrative oil and natural gas properties available. We will compete with public and private companies, investment banks, private equity funds, institutional investors and high net worth individuals. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Also, there is substantial competition for capital available for investments in the oil and natural gas industry. The competitive pressures that we will face may have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make acquisitions that are consistent with our investment objectives. As our strategy is to acquire producing oil and natural gas properties, our inability to consummate acquisitions or delays in acquisitions could affect our future results of operations and our ability to successfully implement our strategy.
Governmental Regulation

General
      The oil and gas business is subject to broad federal and state laws that are routinely under review for amendment or expansion. Various federal, state and local departments and agencies empowered to administer these laws have issued extensive rules and regulations binding on industry participants. Many of these laws and regulations, particularly those affecting the environment, have become more stringent in recent years, and some impose penalties for noncompliance, creating the risk of greater liability on a larger number of potentially responsible parties. The following discussion of the regulation we encounter is summary in nature and is not intended to cover all regulatory matters that could affect our operations.

State Regulation
      We are subject to various regulations at the state and local levels. Such regulation includes requirements for drilling permits, the method of developing new fields, the spacing and operations of wells and waste prevention. The production rate may be regulated and the maximum daily production allowable from oil and gas wells may be established on a market demand or conservation basis. These regulations may limit production by well and the number of wells that can be drilled.

CASH DISTRIBUTION POLICY
Special Cash Distribution
      As soon as reasonably practical after the consummation of the proposed transaction, we intend to distribute to the holders of common units on the record date for the distribution of the common units by SRT a one time special cash distribution of $7,289,672.50 or $0.50 per unit. We intend to use cash acquired from SRT and borrowings under our proposed credit facility to fund the special cash distribution.
Monthly Distributions of Available Cash
      General. Within approximately 30 days after the end of each calendar month, beginning with the month following consummation of the transaction, we will distribute all of our available cash to record holders of common units on the applicable record date. We intend to pay monthly cash distributions on or about the last business day of each calendar month to the holders of record of outstanding common units as of the fifteenth day of such calendar month. We will adjust the minimum monthly distribution for the period from the consummation of the transaction through the end of the month in which the transaction is completed based on the actual length of the period. The minimum monthly distribution amount and incentive distribution levels do not have an initial term. We cannot guarantee any specific level of minimum monthly distribution.
      We have designed our cash distribution policy to accomplish the following two objectives:

•	first, to demonstrate to unit holders our current intention to distribute a certain minimum amount each month — although there can be no assurances that we will be in a position to do so; and

•	secondly, to establish target distribution levels that, we believe, properly incentivize our General Partner’s future success.

      In this regard, we surveyed 15 prior transactions to determine baseline information concerning minimum distribution levels and target distribution levels from which incentive distributions were paid to the general partners. Information on each of these transactions was publicly available. Specifically, we considered transactions involving Alliance, Amerigas, Enbridge, Energy Transfer Partners, LP, Farrellgas, Inergy, Kinder Morgan, Magellan Midstream, Natural Resource Partners, Northern Border Partners, Plains All American, Pacific Energy Partners, Sunoco, TC Pipelines and Teppco Partners. Although we believe that the transactions surveyed were analogous to the proposed transaction, no assurances can be given that other transactions could not be viewed as more useful in assessing the objective reasonableness of our cash distribution policy. This survey revealed that the average increase across all transactions was:

•	11.62% for the first target over the minimum established;

•	21.04% for the second target over the first target; and

•	17.66% for the third target over the second target.

      Based on this analysis, and considering such other subjective factors as we may have deemed appropriate, we concluded that the proposal outlined in this prospectus/proxy statement was reasonably aligned with the goals established for our cash distribution policy. The establishment of a cash distribution policy is a complex process and not necessarily susceptible to practical analysis or summary description. No transaction used in the above analysis as a comparison to this transaction is identical to the Partnership or SRT.
      Our investment strategy involves significant risk. Among other things:

•	as of the date of this prospectus/proxy statement, we have not identified any specific acquisitions that meet our investment objectives and, as a result, you will be unable to evaluate the manner in which we invest or the economic merits of any investment we may make;

•	the amount of risk to us will increase as we borrow funds to pursue our investment strategy;

•	we may have difficulty obtaining credit, which could curtail our investment program;

•	suitable investment candidates may not be available on terms and conditions that our Managing Member finds acceptable;

•	during the course of our investment activities, we will compete with other companies, many of which have greater financial and other resources than we do;

•	we may not be able to recruit adequate qualified personnel to operate, manage and develop our investment strategy or acquired properties;

•	we may need to alter or increase our capitalization in connection with the pursuit of our investment strategy, which could significantly affect our risk profile;

•	the character of new properties acquired by us, if any, could be substantially different in operating or geological characteristics or geographic location;

•	we may be required to assume (or our due diligence efforts may fail to reveal) potentially significant liabilities associated with the properties for which we may not be able to obtain protection from the sellers; and

•	even if the future acquisitions are completed:

•	they may not produce anticipated revenues, reserves, earnings or cash flow;

•	we may assume liabilities that were not disclosed or that exceeded our estimates;

•	we may not be able to successfully integrate our acquisitions or realize anticipated operational or other benefits; and

•	such acquisitions could disrupt our other business.

      No assurances can be given that we will be in a position to execute upon our investment strategy or, if executed, that it will lead to the benefits, including the benefit of increased cash distributions per unit, that we currently anticipate.
      Definition of Available Cash. Available cash, which is defined in the partnership agreement, generally means, for each fiscal month, all cash on hand at the end of the month:

•	less the amount of cash reserves that our General Partner determines is necessary or appropriate to:

•	provide for the proper conduct of our business (including, without limitation, working capital reserves, administrative expenses incurred by or on behalf of our General Partner and its affiliates on our behalf, and general and administrative expenses incurred by us);

•	comply with applicable law, any of our debt instruments or any of our other agreements; or

•	provide funds for distributions to our unit holders and to our General Partner for any one or more of the next twelve months;

•	plus all cash on hand on the date of determination of available cash for the month resulting from working capital borrowings made after the end of the month. Working capital borrowings would generally be borrowings that are made under our proposed credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.
      Intent to Distribute the Minimum Monthly Distribution. We intend to distribute to the holders of our common units on a monthly basis, beginning with the distribution to be paid in respect of the calendar month ending at the end of the month in which the transaction closes, at least the minimum monthly distribution of $0.26380 per common unit (subject to reset as described under “— Reset Option” below), to the extent we have sufficient available cash from operating surplus to do so, including payments to our General Partner and its affiliates. This minimum monthly distribution amount equals the average monthly cash distribution paid by SRT during the twelve months ended October 31, 2005. The minimum monthly distribution for the month in which the transaction closes will be adjusted based on the actual number of days from such closing through the end of such month divided by 30. There is no guarantee, however, that we will pay the minimum monthly distribution on the units in any calendar month. If an event of default occurs under our proposed credit facility, we would likely be prohibited from making any distributions to our unit holders if it would cause an event of default under our credit facility. If we do not distribute the full amount of the minimum monthly distributions, we will be required to distribute an amount equal to any arrearages in payment of the monthly distribution on the common units for any prior months before our General Partner will be entitled to receive incentive distributions.
      The following schedule presents the unaudited pro forma estimated distributable cash available for distribution for the year ended December 31, 2004 and the twelve months ended September 30, 2005, and a comparison of these amounts with the amount of distributable cash required to fund distributions for our 1.25% general partner interest and distributions to common unit holders based on the minimum monthly distribution of $0.26380 per common unit per month, which equals $3.17 per common unit per twelve month period. The unaudited estimated pro forma cash available for distribution has been estimated based on the historical SRT statements of distributable income for these periods, prepared on a modified cash basis of accounting as described in note 2 to SRT’s historical financial statements included in this prospectus/proxy statement, as adjusted for estimated pro forma interest expense we expect to incur based on anticipated borrowings to fund the special cash distribution of $0.50 per unit to each holder of our common units and estimated transaction closing cost of $1,000,000.
Sabine Production Partners, LP
Schedule of Unaudited Pro Forma Estimated Distributable Cash
For the Year Ended December 31, 2004 and Twelve Months Ended September 30, 2005

				Sabine Production
				Partners, LP				Sabine Production
				Unaudited Pro Forma				Partners, LP Unaudited
	Sabine Royalty Trust			Estimated	Sabine Royalty Trust			Pro Forma Estimated
	Historical			Distributable Cash	Historical			Distributable Cash

	Year Ended	Pro Forma		Year Ended	Twelve Months Ended	Pro Forma		Twelve Months Ended
	December 31, 2004(1)	Adjustments		December 31, 2004	September 30, 2005(1)	Adjustments		September 30, 2005

Royalty income	$42,338,724	$—		$42,338,724	$48,087,477	$—		$48,087,477
Interest income	50,785	—		50,785	132,467	—		132,467

Total	42,389,509	—		42,389,509	48,219,944	—		48,219,944
General and administrative expenses	1,801,824	—		1,801,824	2,081,774	—		2,081,774
Interest expense	—	281,784	(2)	281,784	—	281,784	(2)	281,784

Distributable income	$40,587,685	$(281,784)		40,305,901	$46,138,170	$(281,784)		45,856,386

Minimum gross amount of distributable cash required to fund distributions				46,736,582				46,736,582

Shortfall in distributable cash(3)				$(6,430,681)				$(880,196)

Allocation of unaudited pro forma estimated distributable income:
Distributable income				$40,305,901				$45,856,386
General partner’s interest in distributable income				(503,824)				(573,205)

Limited partners’ interest in distributable income				$39,802,077				$45,283,181

Limited partners’ interest in distributable income per unit				$2.73				$3.10

Minimum distribution per common unit				$3.17				$3.17

Shortfall in distributable cash per common unit(3)				$(.44)				$(.07)

Weighted average number of limited partnership units outstanding	14,579,345			14,579,345	14,579,345			14,579,345

(1)	Information obtained from historical SRT statements of distributable income. The SRT historical results are not an indication of future performance.

(2)	To reflect interest expense at 7.5% on estimated borrowings of $3,757,146, determined as of September 30, 2005 as the amount needed in excess of the SRT cash balance at that date, to provide the cash necessary to fund the payment of the special cash distribution of $0.50 per unit to each holder of Partnership common units, which distribution will aggregate $7,289,673 and estimated transaction closing costs of $1,000,000 that will be included in the amount borrowed under the proposed revolving credit line.

(3)	The shortfall in unaudited pro forma estimated distributable cash compared to the required cash available for distribution for our 1.25% general partner interest and distributions to common unit holders based on a minimum monthly distribution of $0.26380 per common unit, which equals $3.17 per common unit per twelve month period, could be funded by borrowings under the proposed revolving credit facility. The minimum availability under the proposed revolving credit facility is in excess of the shortfall.

      The following schedule presents the estimated cash available to pay distributions for each of the four quarterly periods beginning with the quarter ending December 31, 2005 through the quarter ending September 30, 2006, and the aggregate for the four quarterly periods ending September 30, 2006, and a comparison of these amounts with the amounts of distributable cash required to fund distributions for our 1.25% general partner interest and distributions to common unit holders based on the minimum monthly distribution of $0.26380 per common unit per month, which equals $0.79 per common unit per quarter and $3.17 per common unit per twelve month period. The estimated cash available to pay distributions has been estimated based on the average results for a three month period derived from the historical SRT statement of distributable income for the nine month period ended September 30, 2005. This historical SRT information has been prepared on a modified cash basis of accounting as described in note 2 to SRT’s historical financial statements included in this prospectus/proxy statement. This historical SRT information has been adjusted for estimated interest expense we expect to incur based on anticipated borrowings to fund the special cash distribution of $0.50 per unit to each holder of our common units and estimated transaction closing cost of $1,000,000.
Sabine Production Partners, LP
Schedule of Estimated Cash Available to Pay Distributions
For the Four Quarters ending September 30, 2006

			Three
	Three Months	Three Months	Months	Three Months	Twelve Months
	Ending	Ending	Ending	Ending	Ending
	December 31, 2005	March 31, 2005	June 30, 2006	September 30, 2006	September 30, 2006

Royalty income(1)	$12,605,821	$12,605,821	$12,605,821	$12,605,821	$50,423,284
Interest income(1)	37,548	37,548	37,548	37,548	150,191

Total(1)	12,643,369	12,643,369	12,643,369	12,643,369	50,573,475
General and administrative expenses(1)	548,317	548,317	548,317	548,317	2,193,267
Interest expense(2)	70,446	70,446	70,446	70,446	281,784

Distributable cash	12,024,606	12,024,606	12,024,606	12,024,606	48,098,424
Minimum amount of available cash required	11,684,145	11,684,145	11,684,145	11,684,145	46,736,582

Excess of distributable cash over minimum amount of available cash required	$340,461	$340,461	$340,461	$340,461	$1,361,842

			Three
	Three Months	Three Months	Months	Three Months	Twelve Months
	Ending	Ending	Ending	Ending	Ending
	December 31, 2005	March 31, 2005	June 30, 2006	September 30, 2006	September 30, 2006

Allocation of distributable cash:
Distributable cash	$12,024,606	$12,024,606	$12,024,606	$12,024,606	$48,098,424
General partner’s interest in distributable cash	(150,308)	(150,308)	(150,308)	(150,308)	(601,232)

Limited partners’ interest in distributable cash	$11,874,298	$11,874,298	$11,874,298	$11,874,298	$47,497,192

Limited partners’ interest in distributable cash per unit(3)	0.81	0.81	0.81	0.81	3.26

Proposed minimum distribution per common unit(3)	$0.79	$0.79	$0.79	$0.79	$3.17

Excess of limited partners’ interest in distributable cash over minimum amount of available cash required per common unit(3)	$0.02	$0.02	$0.02	$0.02	$0.09

Weighted average number of limited partnership units outstanding	14,579,345	14,579,345	14,579,345	14,579,345	14,579,345

(1)	Estimated based on the average results for a three month period derived from the historical SRT statement of distributable income for the nine months ended September 30, 2005.

(2)	To reflect interest expense at 7.5% on estimated borrowings of $3,757,146, determined as of September 30, 2005 as the amount needed in excess of the SRT cash balance at that date, to provide the cash necessary to fund the payment of the special cash distribution of $0.50 per unit to each holder of our common units, which distribution will aggregate $7,289,673 and estimated transaction closing costs of $1,000,000 that will be included in the amount borrowed under the proposed revolving credit line.

(3)	The sum of the per unit balances for the four individual quarters ending September 30, 2006 does not equal the per unit balance for the twelve months ending September 30, 2006 due to rounding.

Operating Surplus and Capital Surplus
      General. All cash distributed to our unit holders will be characterized as either “operating surplus” or “capital surplus.” We will distribute available cash from operating surplus differently than available cash from capital surplus.
      Definition of Operating Surplus. We define operating surplus as:

•	$5,000,000 plus our net cash balance on the date that the transaction is consummated; plus

•	all of our cash after the closing of the transaction, excluding (1) cash from borrowings that are not working capital borrowings, (2) cash from sales of equity securities and (3) cash from sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a calendar month, but before the date of determination of operating surplus for the calendar month; less

•	all of our operating expenditures incurred or paid following the consummation of the transaction, including the repayment of working capital borrowings, but not the repayment of other borrowings or maintenance of capital expenditures; and less

•	the amount of cash reserves that the General Partner deems necessary or advisable to provide funds for future operating expenditures or acquisitions.

      Definition of Capital Surplus. We define capital surplus as:

•	borrowings other than working capital borrowings;

•	proceeds from sales of debt and equity securities; or

•	contributions or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.
Characterization of Cash Distributions
      We will treat all available cash distributed prior to the commencement of our liquidation as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.
Distributions of Available Cash from Operating Surplus
      Subject to the reset option described under the caption “— Reset Option” below, we will make distributions of available cash from operating surplus for any month after the closing of the transaction in the following manner:

•	First, 1.25% to the General Partner in respect of its general partner interest, and 98.75% to the unit holders, pro rata, until we have distributed for each common unit outstanding as of the record date for such distribution an amount equal to the $0.26380 minimum monthly distribution for that month, which we refer to as the “minimum monthly distribution” (subject to adjustment for the month in which the transaction occurs);

•	Second, 1.25% to the General Partner in respect of its general partner interest, and 98.75% to the common unit holders, pro rata, until we have distributed for each common unit outstanding as of the record date for such distribution an amount equal to any arrearages in payment of the monthly distribution on the common units represented by such interest for any prior months;

•	Third, 1.25% to the General Partner in respect of its general partner interest, 1.75% to the holders(s) of the incentive distribution rights, pro rata, and 97.00% to the holders of common units, pro rata, until we have distributed to the holders of each common unit outstanding as of the record date for such distribution an amount equal to $0.29020 per unit for that month, which we refer to as the “first target distribution” (excluding distributions in respect of prior arrearages);

•	Fourth, 1.25% to the General Partner, 13.75% to the holder(s) of incentive distribution rights, pro rata, and 85.00% to the holders of common units, pro rata, until we have distributed to the holders of each common unit outstanding as of the record date for such distribution an amount equal to $0.34824 per unit for that month, which we refer to as the “second target distribution” (excluding distributions in respect of prior arrearages);

•	Fifth, 1.25% to the General Partner, 23.75% to the holder(s) of incentive distribution rights, pro rata, and 75.00% to the holders of the Partnership’s common units, pro rata, until we have distributed to the holders of each Partnership common unit outstanding as of the record date for such distribution an amount equal to $0.40048 per unit for that month, which we refer to as the “third target distribution” (excluding distributions in respect of prior arrearages); and

•	Thereafter, any excess will be distributed 1.25% to the General Partner, 43.75% to the holder(s) of the incentive distribution rights, pro rata, and 55.00% to the holders of record of common units outstanding as of the record data for such distribution, pro rata.

Reset Option
      The minimum monthly distribution rate of $0.26380 per common unit that we have established and intend to distribute equals the average monthly cash distribution rate paid by SRT to holders of the SRT units during the 12 months ended October 31, 2005. Because numerous factors outside our control, such as a significant drop in oil and/or natural gas prices, could result in the current minimum monthly distribution rate and target distribution levels being set too high to properly incentivize our General Partner, we have established an adjustment provision, which we refer to as the “reset option,” to address the issue.
      Under the reset option, our General Partner will have the option, exercisable on only a single occasion effective not later than December 31, 2008, to reset on a prospective basis the minimum monthly distribution rate and the target distribution levels to a lower dollar amount. If this reset option is exercised by our General Partner, and we expect our General Partner to exercise the reset option if it were exercisable, any such reset would be determined in accordance with the formula set forth below and would result in a reduction of the minimum monthly distribution amount and each of the target distribution levels for future monthly periods. Once reset, none of the minimum monthly distribution rate or the target distribution levels can again be so adjusted downward without approval of our unit holders.
      In exercising the reset option, and to prevent relatively short term or temporary circumstances do not provide the basis of the reset option, our General Partner is required to make the reductions in the minimum monthly distribution rate and target distribution levels proportionately relative to reductions in operating surplus from our business. To assure that relatively short term or temporary circumstances do not provide the basis for exercise of the reset option, our General Partner must compare the average monthly operating surplus from its business for an entire year after consummation of the transaction (which year can consist of the 12 full calendar months following consummation of the transaction or calendar years 2007 or 2008 at our General Partner’s election), to average monthly distributable income of SRT during the 12 months ended October 31, 2005. If the average monthly operating surplus that we realize from our business after the closing of the transaction is the same as, or more than, the average monthly distributable income realized during the reset periods mentioned above, then our General Partner will not be entitled to exercise the reset option. If such operating surplus in any particular measurement period were to drop, for whatever reason, below the average monthly distributable income of SRT during the 12 months ended October 31, 2005, the minimum monthly distribution amount and the target distribution levels in future periods would also decline proportionately were our General Partner to exercise the reset option. If our operating surplus in any particular measurement period were zero or negative, the minimum monthly distribution amount could be reset to zero upon exercise of the reset option.
      The following table indicates the minimum monthly distribution and First Target, Second Target and Third Target Distribution levels and the range of impact on the distribution amount and levels assuming 10%, 25%, 50% and 75% declines in operating surplus over any measurement period and the General Partner’s exercise of the reset option.

	Operating Surplus

		10%	25%	50%	75%
Annualized Distribution Levels	No Change	Decline/Reset	Decline/Reset	Decline/Reset	Decline/Reset

Minimum Monthly Distribution	$3.17	$2.85	$2.37	$1.58	$0.79
First Target Distribution	3.48	3.13	2.61	1.74	0.87
Second Target Distribution	4.18	3.76	3.13	2.09	1.04
Third Target Distribution	$4.81	$4.33	$3.60	$2.40	$1.20
Incentive Distribution Rights
      Incentive distribution rights represent the right to receive a fixed percentage monthly distribution of available cash from operating surplus after the minimum monthly distribution and the first target distribution has been distributed (or set aside for payment) for each common unit outstanding as of the record date for such distribution. Our General Partner will hold all the incentive distribution rights immediately after the closing of the transaction. The General Partner may only transfer these rights separately from its general partner interest in accordance with restrictions in our partnership agreement.
      Unit holders should also appreciate that, as a consequence of the General Partner’s incentive distribution rights, it will receive disproportionate distributions above the minimum distribution amount, even if the General Partner is not responsible for the increase in distributions. This could occur, for example, if the prices for oil and natural gas continue to increase. This issue is particularly pronounced due to the fact that the minimum distribution rate has been established by reference to SRT’s historical distribution amounts, the recent, dramatic increase in oil and natural gas prices and the fact that the reset option cannot be used to increase the minimum monthly distribution and incentive distribution levels paid to Partnership common unit holders.
Percentage Allocations of Available Cash From Operating Surplus
      The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unit holders and our General Partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unit holders and our General Partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Monthly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interest shown for the unit holders and our General Partner for the minimum monthly distribution are also applicable to monthly distribution amounts that are less than the minimum monthly distribution. The percentage interests set forth below for our General Partner include distributions in respect of its 1.25% general partner interest and assume our General Partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in
		Distributions

				Incentive
	Total Monthly Distribution Target	Unit	General	Distribution
	Amount(1)	Holders	Partner	Rights

Minimum Monthly Distribution	$0.26380	98.75%	1.25%	—%
First Target Distribution	above $0.26380 and up to $0.29020	97.00%	1.25%	1.75%
Second Target Distribution	above $0.29020 and up to $0.34824	85.00%	1.25%	13.75%
Third Target Distribution	above $0.34824 and up to $0.40048	75.00%	1.25%	23.75%
Thereafter	above $0.40048	55.00%	1.25%	43.75%

(1)	Subject to the reset option described under “— Reset Option” above.
      The First Target Distribution is 10% greater than the minimum monthly distribution amount, the Second Target Distribution is 20% above the First Target Distribution and the Third Target Distribution is 15% above the Second Target Distribution.
Distributions from Capital Surplus
      How Distributions from Capital Surplus will be Made. All distributions of available cash from capital surplus, if any, will be distributed in the following manner:

•	First, 100% to the holders of the common units as of the record date for the distribution, pro rata, until we distribute in respect of each common unit issued in the transaction an amount of available cash from capital surplus equal to the average closing price of an SRT unit for the ten trading day period ending two trading days before the closing of the transaction, as reported by the New York Stock Exchange — Composite Transactions;

•	Second, 1.25% to the General Partner in respect of its general partner interest and 98.75% to the holders of the common units outstanding as of the record date for the distribution, pro rata, until we distribute for each such common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum monthly distribution on common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.
      Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of available cash from capital surplus as the repayment or recovery of the value, which we refer to as the “initial contributed value,” deemed contributed to us in the exchange for our common units in this transaction, determined for each common unit as the average closing price of an SRT unit for the ten trading day period ending two trading days before the closing of the transaction, as reported by the New York Stock Exchange — Composite Transactions. Such a repayment can be considered by a holder as a return of capital, however, for federal income tax purposes, a portion may represent taxable gain due to prior deductions and cash distributions. The initial contributed value less any distributions of capital surplus per unit is referred to as the “unrecovered per unit capital.” Each time a distribution of capital surplus is made, the minimum monthly distribution and the target distribution amounts will be reduced in the same proportion as the corresponding reduction in the unrecovered per unit capital. Because distributions of capital surplus will reduce the minimum monthly distribution, after any of these distributions are made it may be easier for our General Partner to receive distributions in respect of its incentive distribution rights. However, any distribution of capital surplus before the unrecovered per unit capital is reduced to zero cannot be applied to pay the minimum monthly distribution or any common unit arrearages.
Adjustment of Minimum Monthly Distribution Levels and Target Distribution Levels
      If we combine our common units into fewer common units or subdivide our common units into a greater number of common units, we will proportionately adjust:

•	the minimum monthly distribution;

•	the target distribution levels; and

•	unrecovered per unit capital and initial contributed value per unit.
      For example, if a two-for-one split of the common units should occur, the minimum monthly distribution, each of the target distribution levels, the unrecovered per unit capital and initial contributed value per unit would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional common units for cash or property.
      In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum monthly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we become subject to a maximum combined marginal federal and effective state and local income tax rate of 38%, then the minimum monthly distribution and each of the target distribution levels would be reduced to 62% of their previous levels.
Distributions of Cash upon Liquidation
      General. If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the holders of our outstanding common units and our General Partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
      Manner of Adjustment for Gain. The manner of the adjustment is set forth in our partnership agreement. We will allocate any gain to the partners in the following manner:

•	First, to our General Partner and the holders of common units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 100% to the common unit holders, pro rata, until the capital account for each common unit is equal to the unrecovered per unit capital for that common unit; then 1.25% to the General Partner and 98.75% to the common unit holders, pro rata, until the capital account for each common unit is equal to the sum of:

•	the unrecovered per unit capital for that common unit;

•	the amount of any unpaid minimum monthly distribution for the month during which our liquidation occurs; plus

•	any unpaid arrearages in payment of the minimum monthly distribution;

•	Third, 1.25% to the General Partner in respect of its general partner interest, 1.75% to the holder(s) of incentive distribution rights, pro rata, and 97.00% to holders of all common units outstanding, pro rata, until the capital account for each common unit is equal to the sum of: (1) the amount described in clause Second, plus the sum of the excess of the first target distribution per unit over the minimum monthly distribution per unit for each calendar month of our existence, less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum monthly distribution per unit that we distributed 97.00% to the unit holders, pro rata, for each calendar month of our existence, which we refer to as the first liquidation target amount;

•	Fourth, 1.25% to the General Partner in respect of its general partner interest, 13.75% to the holder(s) of incentive distribution rights, pro rata, and 85.00% to holders of all common units outstanding, pro rata, until the capital account for each common unit is equal to the sum of: (1) the amount of the first liquidation target amount, plus the sum of the excess of the second target distribution per unit over the first target distribution per unit for each calendar month of our existence, less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.00% to the unit holders, pro rata, for each calendar month of our existence, which we refer to as the second liquidation target amount;

•	Fifth, 1.25% to the General Partner in respect of its general partner interest, 23.75% to the holder(s) of incentive distribution rights, pro rata, and 75.00% to holders of all common units outstanding, pro rata, until the capital account for each common unit is equal to the sum of: (1) the amount of the second liquidation target amount, plus the sum of the excess of the third target distribution per unit over the second target distribution per unit for each calendar month of our existence, less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.00% to the unit holders, pro rata, for each calendar month of our existence; and

•	Thereafter, any excess 1.25% to the General Partner in respect of its general partner interest, 43.75% to the holder(s) of incentive distribution rights, pro rata, and 55.00% to all unit holders, pro rata.

Adjustments to Capital Accounts upon the Issuance of Additional Units
      We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the holders of common units and in respect of the general partner interest in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional common units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional common units or upon our liquidation in a manner that results, to the extent possible, in the General Partner’s capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made.
Summary of Distributions and Payments to our General Partner and its Affiliates
      The following table summarizes the distributions and payments to be made by us to our General Partner and its affiliates in connection with the formation, ongoing operation, and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations.
FORMATION STAGE

Special distribution	A special expense reimbursement distribution shall be made, not earlier than the sixth calendar quarter following consummation of the transaction and completion of our proposed credit facility, to reimburse our General Partner for expenses in connection with completion of the transaction.
OPERATION STAGE

Payment to our General Partner and its affiliates	We will reimburse our General Partner, the Managing Member, and their affiliates for direct and indirect expenses they incur on our behalf such as legal, accounting, treasury, information technology, insurance and other corporate services. Additionally, we will reimburse the Managing Member and its affiliates for direct expenses they incur on our behalf such as salaries and employee benefit costs which include health insurance, pension and retiree medical. The cost of general and administrative services performed with respect to our oil and natural gas properties on our behalf is not expected to exceed $2.2 million for the first year following consummation of the transaction. Our general administrative expenses and costs will not include our expenses and costs associated with the proposed transaction, property acquisitions and/or our proposed credit facility.

Cash distributions	We intend to distribute all of our cash on hand at the end of each month, less reserves established by our General Partner in its discretion. The amount of this cash may be greater than or less than the minimum monthly distribution. We cannot guarantee any specific level of minimum monthly distribution. Our cash distribution policy is described above under the caption “Cash Distribution Policy.”

Cash distributions will generally be made within 30 days after the end of each month. The first distribution to our unit holders will be made within 30 days after the first month end following the consummation of the transaction.

We believe that we will generate sufficient cash to enable us to make the minimum monthly distribution of $0.26380 per month on the common units through December 31, 2006.

Reset Option	Our General Partner will have the option, exercisable on only one occasion not later than December 31, 2008, to reset the minimum monthly distribution rate and the target distribution levels, with any such reduction required to be proportionally relative to reductions in operating surplus realized from our business. For a further description of this reset option, see the information under the caption “Cash Distribution Policy — Reset Option” on page 99 of this prospectus/proxy statement.

LIQUIDATION STAGE

Liquidation	Upon our liquidation, the partners, including our General Partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

TRUSTEE’S DISCUSSION AND ANALYSIS OF
SRT’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The information concerning SRT presented herein is taken from SRT’s Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2005 and Annual Report on Form 10-K for the year ended December 31, 2004. You are encouraged to read the following information together with such annual and quarterly reports.
      SRT is subject to the information requirements of the Exchange Act and the rules promulgated thereby. In accordance therewith, SRT files reports, proxy statements and other information with the SEC, to which reference is made for detailed information and other information regarding SRT. Such reports, proxy statements and other information can be obtained by going to the SEC’s website at www.sec.gov. The SEC does not approve or disapprove or pass upon the accuracy or the adequacy of reports, proxy statements or other information filed with it. We were not involved in the preparation of SRT’s information and statements. We have no affiliation with SRT (other than a total of 500 SRT units that are owned by Gerald W. Haddock, Chairman and Office of the Chief Executive Officer of the Managing Member). We do not intend to furnish to common unit holders subsequent information with respect to SRT.
Quarterly Report for the Quarter ended September 30, 2005

Liquidity and Capital Resources
      The Trust makes monthly distributions to the holders of Units of the excess of the preceding month’s revenues received over expenses incurred. Upon receipt, royalty income is invested in short-term investments until its subsequent distribution. In accordance with the Trust Agreement, the Trust’s only long-term assets consist of royalty interests in producing and proved undeveloped oil and gas properties. Although the Trust is permitted to borrow funds if necessary to continue its operations, borrowings are not anticipated in the foreseeable future.

Results of Operations
      Distributable income consists of royalty income plus interest income plus any decrease in cash reserves established by the Trustee less general and administrative expenses of the Trust less any increase in cash reserves established by the Trustee. Distributable income for the three months ended September 30, 2005 was $13,302,554 or $.91 per Unit. Royalty income amounted to $13,695,105 while interest income was $48,075. General and administrative expenses totaled $440,626.
      Distributions during the period were $.28078, $.31653, and $.31159 per Unit payable to Unit holders of record on July 15, August 15, and September 15, 2005, respectively.
      Royalty income for the quarter ended September 30, 2005 increased approximately $1,712,000, or 14%, compared with the third quarter of 2004 due to increases in the prices of oil and gas as well as an increase in oil production. These increases were offset somewhat by a decrease in the production of gas. Compared to the preceding quarter ended June 30, 2005, royalty income increased approximately $1,927,000, or 16%, due to an increase in the price of gas as well as increases in the production of both oil and gas. These increases were tempered by a decrease in the price of oil. Royalty income for the nine months ended September 30, 2005 increased $5,749,000 or 18% due primarily to increases in oil production and increases in the prices of both oil and gas. These increases were offset somewhat by a decrease in the production of gas.

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

      The following tables illustrate average prices received for the periods discussed above and the related oil and gas production volumes:

	Quarter Ended

	September 30,	September 30,	June 30,
	2005	2004	2005

Production
Oil (Bbls)	166,571	128,807	136,733
Gas (Mcfs)	1,322,984	1,529,160	1,271,939
Average Price
Oil (per Bbl)	$37.67	$34.97	$39.34
Gas (per Mcf)	$6.50	$5.23	$5.86

	Nine Months Ended

	September 30,	September 30,
	2005	2004

Production
Oil (Bbls)	449,528	392,063
Gas (Mcfs)	3,964,600	4,643,416
Average Price
Oil (per Bbl)	$37.58	$31.81
Gas (per Mcf)	$6.13	$4.70
      Gas revenues received for the three months ended September 30, 2005, related primarily to production for April 2005 through June 2005. The average price of gas as reported by the Henry Hub for the same time period was $6.25 per Mcf. The average price of gas for the Henry Hub was $7.58 per Mcf for January 2005 through September 2005. Oil revenues for the three months ended September 30, 2005 related primarily to production for May 2005 through July 2005. The average price of oil as reported by Nymex for that time period was $54.73 per barrel. The average price of oil was $58.12 per barrel for January 2005 through September 2005. As of October 25, 2005, the price of gas for the Henry Hub was $11.72 per Mcf and the price of oil reported by Nymex was $61.13 per barrel. It is difficult to accurately estimate future prices of oil and gas, and any assumptions concerning future prices may prove to be incorrect.
      Interest income for the quarter ended September 30, 2005 increased approximately $34,100 compared with the third quarter of 2004. Compared to the preceding quarter ended June 30, 2005, interest income increased approximately $10,000. Interest income for the nine-month period ended September 30, 2005 increased approximately $81,700 compared to the same time period in 2004. Changes in interest income are the result of changes in interest rates and funds available for investment.
      General and administrative expenses for the quarter ended September 30, 2005 increased by approximately $55,200 compared to the same quarter of 2004 primarily due to increases in professional expenses of $25,800 for Sarbanes-Oxley compliance. Legal and unit holder services of approximately $16,200 and $20,600 made up the majority of the balance of the increases. These increases were offset somewhat by decreases in the escrow agent/trustee fees and transfer agent fees of approximately $3,000 and $4,200, respectively. Compared to the previous quarter ended June 30, 2005, general and administrative expenses decreased approximately $101,900. This decrease was primarily due to the payment of annual expenses in the second quarter, such as printing of annual reports and engineering fees associated with the reserve report of $51,000 and $40,400, respectively. The majority of the balance of decreases, $24,500, was for Unit holder services. These decreases were offset somewhat by increases in professional expenses and legal fees of $12,200 and $9,400, respectively. General and administrative expenses for the nine months ended September 30, 2005 increased approximately $280,000 compared to the same time period in 2004 primarily due to increases of

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

$87,500 and $77,800 in professional services and auditing services, respectively, for Sarbanes-Oxley Section 404 compliance. Increases of $21,800 for tax reporting services, $20,700 for legal services and $71,300 for customizing tax information on a unit holder level made up the majority of the balance of the increase.

Gulf of Mexico Hurricanes
      In late August and September 2005, hurricanes in the Gulf of Mexico disrupted a significant portion of U.S. oil and gas production, leading to higher prices. The duration of these higher prices cannot be predicted. These increased prices will affect distributions to unit holders beginning with the November 2005 distribution. Even though the Trust has properties located in Louisiana, Mississippi, Texas and Florida, the Trustee believes that the effect on the Trust with respect to any disruption in production will be minimal, if at all.

Critical Accounting Policies and Estimates
      The Trust’s financial statements reflect the selection and application of accounting policies that require the Trust to make significant estimates and assumptions. The following are some of the more critical judgement areas in the application of accounting policies that currently affect the Trust’s financial condition and results of operations.

Basis of Accounting
      The financial statements of the Trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with accounting principles generally accepted in the United States of America:

•	Royalty income, net of severance and ad valorem taxes, and interest income are recognized in the month in which amounts are received by the Trust.

•	Trust expenses, consisting principally of routine general and administrative costs, include payments made during the accounting period. Expenses are accrued to the extent of amounts that become payable on the next monthly record date following the end of the accounting period. Reserves for liabilities that are contingent or uncertain in amount may also be established if considered necessary.

•	Royalties that are producing properties are amortized using the unit-of-production method. This amortization is shown as a reduction of Trust corpus.

•	Distributions to Unit holders are recognized when declared by the Trustee.
      The financial statements of the Trust differ from financial statements prepared in conformity with accounting principles generally accepted in the United States of America because of the following:

•	Royalty income is recognized in the month received rather than in the month of production.

•	Expenses other than those expected to be paid on the following monthly record date are not accrued.

•	Amortization of the Royalties is shown as a reduction to Trust corpus and not as a charge to operating results.

•	Reserves may be established for contingencies that would not be recorded under accounting principles generally accepted in the United States of America.
      This comprehensive basis of accounting other than GAAP corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission, as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

Revenue Recognition
      Revenues from royalty interests are recognized in the period in which amounts are received by the Trust. Royalty income received by the Trust in a given calendar year will generally reflect the proceeds, on an entitlements basis, from natural gas produced for the twelve-month period ended September 30th in that calendar year.

Reserve Disclosure
      Independent petroleum engineers estimate the net proved reserves attributable to the royalty interest. In accordance with Statement of Financial Standards No. 69, “Disclosures About Oil and Gas Producing Activities,” estimates of future net revenues from proved reserves have been prepared using year-end contractual gas prices and related costs. Numerous uncertainties are inherent in estimating volumes and the value of proved reserves and in projecting future production rates and the timing of development of non-producing reserves. Such reserve estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production may be substantially different from the reserve estimates. Other than those filed with the SEC, our estimated reserves have not been filed with or included in any reports to any federal agency.

Contingencies
      Contingencies related to the royalty properties that are unfavorably resolved would generally be reflected by the Trust as reductions to future royalty income payments to the Trust with corresponding reductions to cash distributions to Unit holders. The Trustee is aware of no such items as of November 4, 2005.

Use of Estimates
      The preparation of financial statements in conformity with the basis of accounting described above requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates.

Impairment
      The Trustee routinely reviews the Trust’s royalty interests in oil and gas properties for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If an impairment event occurs and it is determined that the carrying value of the Trust’s royalty interests may not be recoverable, an impairment will be recognized as measured by the amount by which the carrying amount of the royalty interests exceeds the fair value of these assets, which would likely be measured by discounting projected cash flows.

Forward Looking Statements
      SRT’s Quarterly Report includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbor created thereby. All statements other than statements of historical fact included in SRT’s Quarterly Report are forward-looking statements. Although the Trustee believes that the expectations reflected in such forward-looking statements are reasonable, such expectations are subject to numerous risks and uncertainties and the Trustee can give no assurance that they will prove correct. There are many factors, none of which is within the Trustee’s control, that may cause such expectations not to be realized, including, among other things, factors identified in the Trust’s most recent Annual Report on Form 10-K affecting oil and gas prices and the recoverability of reserves, general economic conditions, actions and policies of petroleum-producing nations and other changes in the domestic and international energy markets.

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

      The Trust has an Internet website and has made available its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act at http://www.sbr-sabineroyalty.com as soon as reasonably practicable after such information is electronically filed with or furnished to the SEC.

Quantitative and Qualitative Disclosures About Material Risk
      The Trust invests in no derivative financial instruments, and has no foreign operations or long-term debt instruments. Other than the Trust’s ability to periodically borrow money as necessary to pay expenses, liabilities and obligations of the Trust that cannot be paid out of cash held by the Trust, the Trust is prohibited from engaging in borrowing transactions. The amount of any such borrowings is unlikely to be material to the Trust. The Trust periodically holds short term investments acquired with funds held by the Trust pending distribution to unit holders and funds held in reserve for the payment of Trust expenses and liabilities. Because of the short-term nature of these borrowings and investments and certain limitations upon the types of such investments which may be held by the Trust, the Trustee believes that the Trust is not subject to any material interest rate risk. The Trust does not engage in transactions in foreign currencies which could expose the Trust or unit holders to any foreign currency related market risk.

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

Year Ended 2004

Liquidity and Capital Resources
      Sabine Royalty Trust (the “Trust”) makes monthly distributions to its Unit holders of the excess of the preceding month’s revenues received over expenses incurred. Upon receipt, royalty income is invested in short-term investments until its subsequent distribution. In accordance with the Trust Agreement, the Trust’s only long-term assets consist of royalty interests in producing oil and gas properties. Although the Trust is permitted to borrow funds if necessary to continue its operations, borrowings are not anticipated in the foreseeable future. Accordingly the Trust is dependent on its operations to generate excess cash flows utilized in making distributions. These operating cash flows are largely dependent on such factors as oil and gas prices and production volumes, which are influenced by many factors beyond the control of the Trust. As a royalty owner, the Trust does not have access to certain types of information that would be disclosed by a company with oil and gas operations. See “SRT Business and Properties” below for a discussion of the types of information not available to the Trust.
      The amount to be distributed to Unit holders (“Monthly Income Amount”) is determined on a monthly basis. The Monthly Income Amount is an amount equal to the sum of cash received by the Trust during a monthly period (the period commencing on the day after a monthly record date and continuing through and including the next succeeding monthly record date) attributable to the Royalties, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. Unit holders of record as of the monthly record date (the 15th day of each calendar month, except in limited circumstances) are entitled to have distributed to them the calculated Monthly Income Amount for such month on or before 10 business days after the monthly record date. The Monthly Income Amount per Unit is declared by the Trust no later than 10 days prior to the monthly record date.
      The cash received by the Trust is primarily from purchasers of the Trust’s oil and gas production and consists of gross sales of production less applicable severance taxes. In September 2004, the Trust received a refund from the State of Oklahoma in the amount of $510,271. This refund represented taxes that were withheld from the proceeds of production from the Royalties and remitted to the State of Oklahoma by purchasers. Income taxes are not payable by the Trust, but are the responsibility of the individual Unit holders. Therefore the State of Oklahoma refunded the withheld taxes, and the refund was included in the Trust’s October 2004 distribution.

Results of Operations
      Distributable income consists of royalty income plus interest income plus any decrease in cash reserves established by the Trustee less general and administrative expenses of the Trust less any increase in cash reserves established by the Trustee. The Trust’s royalty income represents payments received during a particular time period for oil and gas production from the Trust’s properties. Because of various factors which influence the timing of the Trust’s receipt of payments, royalty income for any particular time period will usually include payments for oil and gas produced in prior periods. The price and volume figures that follow represent the volumes and prices for which the Trust received payment during 2003 and 2004.
      Net royalty income during 2004 increased approximately $3,577,000, or 9.2 percent, compared to 2003 net royalty income, which had increased approximately $10,627,000, or 37.8 percent, from 2002 net royalty income.
      Revenues generated by sales of oil and gas increased in 2004 from 2003 as a result of higher gas and oil prices. These increases were tempered by a decreases in both natural gas and oil volumes. Gas volumes decreased from 6,532,013 thousand cubic feet (“Mcf”) in 2003 to 6,029,402 Mcf in 2004 after decreasing from 6,691,473 Mcf in 2002. The average price per Mcf of gas received by the Trust increased from $4.39 per Mcf in 2003 to $4.80 per Mcf in 2004, after increasing from $2.70 per Mcf in 2002. The Trustee believes that

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

normal market forces, international instability, and the cooler weather in late fall and early winter resulted in the higher gas prices.
      Oil volumes sold decreased to 525,862 barrels in 2004 from 557,087 barrels in 2003, having decreased from 573,354 barrels in 2002. The effect of this volume decrease was offset by an increase in the average price per barrel received by the Trust to $33.78 in 2004 from $26.17 in 2003, which was an increase from $21.82 in 2002. International instability and demand along with cooler weather in the late fall and early winter led to the increase in price for 2004.
      Interest income increased to $51,000 in 2004 from $47,000 in 2003, which increased from $43,000 in 2002. Changes in interest income are the result of changes in interest rates and funds available for investment. General and administrative expenses increased to $1,802,000 in 2004 compared to $1,749,000 in 2003 due primarily to increases in professional fees for Sarbanes-Oxley compliance of approximately $91,000. This increase in professional fees was offset somewhat by decreases in fees related to Unit holder information services and tax reporting services of approximately $24,000 and $15,000, respectively. General and administrative expenses increased to $1,749,000 in 2003 compared to $1,638,000 in 2002 due to increases in professional fees and auditing fees of approximately $73,000 and $20,000, respectively.

Contractual Obligations

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-Term Debt Obligations	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Trusts Balance Sheet	0	0	0	0	0

Total	0	0	0	0	0

Critical Accounting Policies and Estimates
      The Trust’s financial statements reflect the selection and application of accounting policies that require the Trust to make significant estimates and assumptions. The following are some of the more critical judgment areas in the application of accounting policies that currently affect the Trust’s financial condition and results of operations.
      1. Basis of Accounting
      The financial statements of the Trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with accounting principles generally accepted in the United States of America:

•	Royalty income, net of severance and ad valorem taxes, and interest income are recognized in the month in which amounts are received by either the escrow agent or the Trust.

•	Trust expenses, consisting principally of routine general and administrative costs, include payments made during the accounting period. Expenses are accrued to the extent of amounts that become payable on the next monthly record date following the end of the accounting period. Reserves for liabilities that are contingent or uncertain in amount may also be established if considered necessary.

•	Royalties that are producing properties are amortized using the unit-of-production method. This amortization is shown as a reduction of Trust corpus.

•	Distributions to Unit holders are recognized when declared by the Trustee.

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

      The financial statements of the Trust differ from financial statements prepared in conformity with accounting principles generally accepted in the United States of America because of the following:

•	Royalty income is recognized in the month received rather than in the month of production.

•	Expenses other than those expected to be paid on the following monthly record date are not accrued.

•	Amortization of the Royalties is shown as a reduction to Trust corpus and not as a charge to operating results.

•	Reserves may be established for contingencies that would not be recorded under accounting principles generally accepted in the United States of America.
      This comprehensive basis of accounting other than GAAP corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission, as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.
      2. Revenue Recognition
      Revenues from royalty interests are recognized in the period in which amounts are received by the Trust or escrow agent. Royalty income received by the Trust or escrow agent in a given calendar year will generally reflect the proceeds, on an entitlements basis, from natural gas produced for the twelve-month period ended September 30th in that calendar year and from oil produced for the twelve-month period ended October 31st in the same calendar year.
      3. Reserve Disclosure
      Independent petroleum engineers estimate the net proved reserves attributable to the royalty interests. In accordance with Statement of Financial Standards No. 69, “Disclosures About Oil and Gas Producing Activities,” estimates of future net revenues from proved reserves have been prepared using year-end contractual gas prices and related costs. Numerous uncertainties are inherent in estimating volumes and the value of proved reserves and in projecting future production rates and the timing of development of nonproducing reserves. Such reserve estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production may be substantially different from the reserve estimates. See Note 8 of the Notes to Financial Statements in Item 8 hereof for additional information regarding the proved oil and gas reserves of the Trust. Other than those filed with the SEC, our estimated reserves have not been filed with or included in any reports to any federal agency.
      4. Contingencies
      Contingencies related to the Royalty Properties that are unfavorably resolved would generally be reflected by the Trust as reductions to future royalty income payments to the Trust with corresponding reductions to cash distributions to Unit holders. The Trustee is aware of no such items as of December 31, 2004.

New Accounting Pronouncements
      SFAS No. 123R, “Accounting for Stock-Based Compensation” was issued in December 2004 and provides new implementation guidance for stock-based compensation accounting. This Statement is effective for public entities that do not file as small business issuers — as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Trust has no options or other stock-based instruments and accordingly, this new Standard will have no impact on the financial statements of the Trust.

Off-Balance Sheet Arrangements
      As stipulated in the Trust Agreement, the Trust is intended to be passive in nature and the Trustee does not have any control over or any responsibility relating to the operation of the Royalty Properties. The Trustee has powers to collect and distribute proceeds received by the Trust and to pay Trust liabilities and expenses,

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

and its actions have been limited to those activities. Therefore, the Trust has not engaged in any off-balance sheet arrangements.

Inflation
      Prices obtained for oil and gas production depend upon numerous factors that are beyond the control of the Trust, including the extent of domestic and foreign production, imports of foreign oil, market demand, domestic and worldwide economic and political conditions, storage capacity and government regulations and tax laws. Prices for both oil and gas have fluctuated between 2002 and 2004. The following table presents the weighted average prices received per year by the Trust:

	Oil per Bbl	Gas per Mcf

2004	$33.78	$4.80
2003	26.17	4.39
2002	21.82	2.70

Forward-Looking Statements
      SRT’s Annual Report includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbor created thereby. All statements other than statements of historical fact included in SRT’s Annual Report are forward-looking statements. Such statements include, without limitation, factors affecting the price of oil and natural gas contained in “SRT Business and Properties,” certain reserve information and other statements contained in “SRT Business and Properties,” and certain statements regarding the Trust’s financial position, industry conditions and other matters contained above. Although the Trustee believes that the expectations reflected in such forward-looking statements are reasonable, such expectations are subject to numerous risks and uncertainties and the Trustee can give no assurance that they will prove correct. There are many factors, none of which is within the Trustee’s control, that may cause such expectations not to be realized, including, among other things, factors identified in SRT’s Annual Report affecting oil and gas prices (including, without limitation, the domestic and foreign supply of oil and gas and the price of foreign imports, market demand, the price and availability of alternative fuels, the availability of pipeline capacity, instability in oil-producing regions and the effect of governmental regulations) and the recoverability of reserves, general economic conditions, actions and policies of petroleum-producing nations and other changes in the domestic and international energy markets.

Quantitative and Qualitative Disclosures About Market Risk.
      The Trust is a passive entity, and other than the Trust’s ability to periodically borrow money as necessary to pay expenses, liabilities and obligations of the Trust that cannot be paid out of cash held by the Trust, the Trust is prohibited from engaging in borrowing transactions. The amount of any such borrowings is unlikely to be material to the Trust. The Trust periodically holds short term investments acquired with funds held by the Trust pending distribution to Trust unit holders and funds held in reserve for the payment of Trust expenses and liabilities. Because of the short-term nature of these borrowings and investments and certain limitations upon the types of such investments which may be held by the Trust, the Trustee believes that the Trust is not subject to any material interest rate risk. The Trust does not engage in transactions in foreign currencies which could expose the Trust or Unit holders to any foreign currency related market risk. The Trust invests in no derivative financial instruments and has no foreign operations or long-term debt instruments.
[END OF SRT DISCLOSURE]

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

SRT BUSINESS AND PROPERTIES
      The information concerning SRT presented herein is taken from SRT’s Annual Report on Form 10-K for the year ended December 31, 2004. You are encouraged to read the following information together with such annual and quarterly reports.
      SRT is subject to the information requirements of the Exchange Act and the rules promulgated thereby. In accordance therewith, SRT files reports, proxy statements and other information with the SEC, to which reference is made for detailed information and other information regarding SRT. Such reports, proxy statements and other information can be obtained by going to the SEC’s website at www.sec.gov. The SEC does not approve or disapprove or pass upon the accuracy or the adequacy of reports, proxy statements or other information filed with it. We were not involved in the preparation of SRT’s information and statements. We have no affiliation with SRT (other than a total of 500 SRT units that are owned by Gerald W. Haddock, Chairman and Office of the Chief Executive Officer of the Managing Member). We do not intend to furnish to common unit holders subsequent information with respect to SRT.
      Sabine Royalty Trust (the “Trust”) is an express trust formed under the laws of the State of Texas by the Sabine Corporation Royalty Trust Agreement (the “Trust Agreement”) made and entered into effective as of December 31, 1982, between Sabine Corporation, as trustor, and InterFirst Bank Dallas, N.A. (“InterFirst”), as trustee. The current trustee of the Trust is Bank of America, N.A. (as successor to NationsBank, N.A.) (“Bank of America”). In accordance with the successor trustee provisions of the Trust Agreement, Bank of America, as trustee of the Trust (the “Trustee”), is subject to all the terms and conditions of the Trust Agreement. The principal office of the Trust (sometimes referred to herein as the “Registrant”) is located at Bank of America Plaza, 17th Floor, 901 Main Street, Dallas, Texas 75202. The telephone number of the Trust is (214) 209-2400.
      The Trust maintains an Internet website, and as a result, reports such as its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended will now be made available at http://www.sbr-sabineroyalty.com as soon as reasonably practicable after such information is electronically filed with or furnished to the SEC.
      On November 12, 1982, the shareholders of Sabine Corporation approved and authorized Sabine Corporation’s transfer of royalty and mineral interests, including landowner’s royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and any other similar, nonparticipatory interests, in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas (the “Royalty Properties”) to the Trust. The conveyances of the Royalty Properties to the Trust were effective with respect to production as of 7:00 a.m. (local time) on January 1, 1983.
      In order to avoid uncertainty under Louisiana law as to the legality of the Trustee’s holding record title to the Royalty Properties located in that state, title to such properties has historically been held by a separate trust formed under the laws of Louisiana, the sole beneficiary of which was the Trust. Sabine Louisiana Royalty Trust was a passive entity, with the trustee thereof, Hibernia National Bank in New Orleans, having only such powers as were necessary for the collection of and distribution of revenues from and the protection of the Royalty Properties located in Louisiana and the payment of liabilities of Sabine Louisiana Royalty Trust. On December 31, 2001, Bank of America, N.A. assumed the duties as Trustee of the Sabine Louisiana Royalty Trust, since Louisiana law now permits an out-of-state bank to act in this capacity. A separate trust also was established to hold record title to the Royalty Properties located in Florida. Legislation was adopted in Florida in 1992 that eliminated the provision of Florida law that prohibited the Trustee from holding record title to the Royalty Properties located in that state. In November 1993, record title to the Royalty Properties held by the trustee of Sabine Florida Land Trust was transferred to the Trustee. As used herein, the term “Royalty Properties” includes the Royalty Properties held directly by the Trust and the Royalty Properties located in Louisiana and Florida that were held indirectly through the Trust’s ownership of 100 percent

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

beneficial interest of Sabine Louisiana Royalty Trust and Sabine Florida Land Trust. In discussing the Trust, this report disregards the technical ownership formalities described in this paragraph, which have no effect on the tax or accounting treatment of the Royalty Properties, since the observance thereof would significantly complicate the information presented herein without any corresponding benefit to Unit holders.
      Certificates evidencing units of beneficial interest (the “Units”) in the Trust were mailed on December 31, 1982 to the shareholders of Sabine Corporation of record on December 23, 1982, on the basis of one Unit for each outstanding share of common stock of Sabine Corporation. The Units are listed and traded on the New York Stock Exchange under the symbol “SBR.”
      In May 1988, Sabine Corporation was acquired by Pacific Enterprises, a California corporation. Through a series of mergers, Sabine Corporation was merged into Pacific Enterprises Oil Company (USA) (“Pacific (USA)”), a California corporation and a wholly owned subsidiary of Pacific Enterprises, effective January 1, 1990. This acquisition and the subsequent mergers had no effect on the Units. Pacific (USA), as successor to Sabine Corporation, assumed by operation of law all of Sabine Corporation’s rights and obligations with respect to the Trust. References herein to Pacific (USA) shall be deemed to include Sabine Corporation where appropriate.
      In connection with the transfer of the Royalty Properties to the Trust upon its formation, Sabine Corporation had reserved to itself all executive rights, including rights to execute leases and to receive bonuses and delay rentals. In January 1993, Pacific (USA) completed the sale of substantially all of Pacific (USA)’s producing oil and gas assets to Hunt Oil Company. The sale did not include the executive rights relating to the Royalty Properties, and Pacific (USA)’s ownership of such rights was not affected by the sale.
      The assets of the Trust consist principally of the Royalty Properties, which constitute interests in gross production of oil, gas and other minerals free of the costs of production. The Royalty Properties consist of royalty and mineral interests, including landowner’s royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and any other similar, nonparticipatory interest, in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas. These properties are represented by approximately 5,400 tracts of land. Approximately 2,950 of the tracts are in Oklahoma, 1,750 in Texas, 330 in Louisiana, 200 in New Mexico, 150 in Mississippi and 12 in Florida.
      The following table summarizes total developed and proved undeveloped acreage represented by the Royalty Properties at December 31, 2004.

	Mineral and Royalty

State	Gross Acres	Net Acres

Florida	5,448	697
Louisiana	244,391	23,682
Mississippi	75,489	9,713
New Mexico	112,294	9,141
Oklahoma	381,538	67,558
Texas	1,273,132	105,760

Total	2,092,292	216,551

      Detailed information concerning the number of wells on royalty properties is not generally available to the owner of royalty interests. Consequently, the Trust does not have information that would be disclosed by a company with oil and gas operations, such as an accurate count of the number of wells located on the Royalty Properties, the number of exploratory or development wells drilled on the Royalty Properties during the periods presented by this report, or the number of wells in process or other present activities on the Royalty Properties, and the Registrant cannot readily obtain such information.

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

Title
      The conveyances of the Royalty Properties to the Trust covered the royalty and mineral properties located in the six states that were vested in Sabine Corporation on the effective date of the conveyances and that were subject to existing oil, gas and other mineral leases other than properties specifically excluded in the conveyances. Since Sabine Corporation may not have had available to it as a royalty owner information as to whether specific lands in which it owned a royalty interest were subject to an existing lease, minimal amounts of nonproducing royalty properties may also have been conveyed to the Trust. Sabine Corporation did not warrant title to the Royalty Properties either expressly or by implication.
Reserves
      The Trust has obtained from independent petroleum engineering consultants, a study of the proved oil and gas reserves attributable as of January 1, 2005 to the Royalty Properties. The following letter report summarizes such reserve study and sets forth information as to the assumptions, qualifications, procedures and other matters relating to such reserve study. Because the only assets of the Trust are the Royalty Properties, the Trustee believes the reserve study provides useful information for unit holders. There are many uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production. The reserve data set forth herein, although prepared by independent petroleum engineers in a manner customary in the industry, are estimates only, and actual quantities and values of oil and gas are likely to differ from the estimated amounts set forth herein. In addition, the reserve estimates for the Royalty Properties will be affected by future changes in sales prices for oil and gas produced. See Note 8 of the Notes to Financial Statements of the trust under Index to Financial Statements . . . hereof for additional information regarding the proved oil and gas reserves of the Trust. Other than those filed with the SEC, our estimated reserves have not been filed with or included in any reports to any federal agency.
      SRT’s engineering consultants prepared estimates of the extent and value of the proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of January 1, 2005, of certain royalty interests owned by Sabine Royalty Trust (the Trust). The properties appraised consist of royalties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma, and Texas. Bank of America, N.A. (Bank of America) acts as trustee of the Trust.
      Information used in the preparation of this report was obtained from Bank of America, from records on file with the appropriate regulatory agencies, and from public sources. Additionally, this information includes data supplied by Petroleum Information/ Dwights LLC; Copyright 2004 Petroleum Information/ Dwights LLC. During this investigation, SRT’s engineering consultants consulted freely with officers and employees of Bank of America and were given access to such accounts, records, geological and engineering reports, and other data as were desired for examination. In the preparation of this report SRT’s engineering consultants have relied, without independent verification, upon information furnished by Bank of America with respect to property interests owned by the Trust, production from such properties, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. It was not considered necessary to make a field examination of the physical condition and operation of the properties in which the Trust owns interests.
      SRT’s engineering consultants reserves estimates are based on a detailed study of the properties and were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, consideration of the stage of development, and the quality and completeness of basic data. The Trust owns several thousand royalty interests. In view of the limited information available to a royalty owner and the small reserves volumes attributable to many of these interests, certain of the reserves representing approximately 44 percent of the total reserves of the properties included herein were summarized by state or field and estimated in the aggregate rather than on a property-by-property basis.

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

Historical records of net production and revenue and experience with similar properties were used in evaluating these properties.
      Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2004. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by the Trust after deducting royalties and other interests held by others. Gas volumes shown herein are sales gas volumes and are expressed at a temperature base of 60 degrees Fahrenheit and at the legal pressure base of the state in which the interest is located. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Condensate reserves estimated herein are those to be recovered by normal field separation. NGL reserves are those attributed to the leasehold interests according to processing agreements.
      Petroleum reserves included in this report are classified by degree of proof as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and expenses as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements, but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(13) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. The petroleum reserves are classified as follows:

Proved oil and gas reserves.
      Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and expenses as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
      (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
      (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.
      (iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs, but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

Proved developed oil and gas reserves.
      Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves.
      Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
      The development status shown herein represents the status applicable on January 1, 2005. In the preparation of this study, data available from wells drilled on the appraised properties through October 31, 2004, were used in estimating gross ultimate recovery. When applicable, gross production estimated to January 1, 2005, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of January 1, 2005. In some fields, this required that the production rates be estimated for up to 4 months, since production data were available only through August 2004.
      Estimated net proved reserves, as of January 1, 2005, attributable to the Trust from the properties appraised are summarized in thousands of barrels (Mbbl) or millions of cubic feet (MMcf) as follows:

	Proved Developed		Proved Undeveloped
	Reserves		Reserves

	Oil,		Oil,
	Condensate,		Condensate,
	and NGL	Sales Gas	and NGL	Sales Gas
State	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)

Florida	166	21	0	0
Louisiana	66	640	0	0
Mississippi	111	2,575	13	51
New Mexico	431	3,129	0	0
Oklahoma	447	11,151	0	0
Texas	4,421	20,034	30	8

Total	5,642	37,550	43	59

      Revenue values in this report are expressed in terms of estimated future net revenue and present worth of future net revenue. These values are based on the continuation of prices in effect on January 1, 2005. Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated severance and ad valorem taxes from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

      Revenue values in this report were estimated using the initial prices and expenses provided by Bank of America. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The initial and future prices used in this report are adjusted to prices on January 1, 2005, based on receipts by the Trust in December 2004. The assumptions used for estimating future prices and expenses are as follows:
Oil, Condensate, Natural Gas Liquids, and Natural Gas Prices
      Oil, condensate, natural gas liquids, and natural gas prices, based on receipts by the Trust in December 2004, were furnished by Bank of America. These prices were adjusted to the NYMEX posted prices for oil of $43.45 per barrel and for gas of $6.18 per million British thermal units, and were held constant for the lives of the properties. The weighted average prices over the lives of the properties were $39.14 per barrel of oil and $5.66 per thousand cubic feet.
Expenses
      The properties appraised are royalties. Therefore, no operating expenses or capital costs are incurred. The expenses reported are primarily severance taxes and ad valorem taxes, which are based on historical tax rates furnished by Bank of America. Several properties incur additional expenses related to transportation, marketing, and/or other expenses that are charged to the royalty interests. These expenses are reported as transportation expenses. No escalation has been applied to the expenses.
      A projection of the estimated future net revenue from the properties appraised, as of January 1, 2005, based on the aforementioned assumptions concerning prices and expenses is summarized as follows, expressed in thousands of dollars (M$):

Future Net
Year Ending December 31	Revenue (M$)

2005	38,353
2006	33,850
2007	30,227

Subtotal	102,430
Remaining	280,422

Total	382,852

      The present worth, at a discount rate of 10 percent, of future net revenue, as of January 1, 2005, is estimated to be M$194,229.
      Estimates of oil, condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.
      In SRT’s engineering consultants’ opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 10–13, 15 and 30(a)–(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4–10(a) (1)–(13) of Regulation S–X and Rule 302(b) of Regulation S–K of the SEC; provided, however, that (i) certain estimated data have not been provided with respect to changes in reserves information, (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein, and (iii) at the request of Bank of America and because of the limited availability of data, proved reserves, future net revenue therefrom, and

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

the present worth thereof for certain royalty interests accounting for approximately 44 percent of the Trust’s total proved reserves have been estimated in the aggregate by state or field rather than on a property-by-property basis using net production and revenue data and our general knowledge of producing characteristics in the geographic areas in which such interests are located.
      To the extent that the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of their report, SRT’s engineering consultants are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.
Reports to Unit Holders
      As promptly as practicable following the end of each fiscal year, the Trustee mails to each person who was a Trust unit holder on any monthly record date during such fiscal year, a report showing in reasonable detail on a cash basis the receipts and disbursements and income and expenses of the Trust for federal and state tax purposes for each monthly period during such fiscal year and containing sufficient information to enable the Trust unit holders to make all calculations necessary for federal and state tax purposes. As promptly as practicable following the end of each of the first three fiscal quarters of each year, the Trustee mails a report for such fiscal quarter showing in reasonable detail on a cash basis the assets and liabilities, receipts and disbursements, and income and expenses of the Trust for such fiscal quarter to Trust unit holders of record on the last monthly record date immediately preceding the mailing thereof. Within 120 days following the end of each fiscal year, or such shorter period as may be required by the New York Stock Exchange, the Trustee mails to Trust unit holders of record on the last monthly record date immediately preceding the mailing thereof, an annual report containing audited financial statements of the Trust and an audited statement of fees and expenses paid by the Trust to Bank of America, as Trustee and escrow agent. See“Federal Taxation” below.
[END OF SRT DISCLOSURE]
Employees
      According to its Annual Report on Form 10-K filed for the year ended December 31, 2004, SRT has no employees, with the Trustee performing all administration functions of SRT.

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

MANAGEMENT
Management of the Partnership
      Our General Partner will manage our operations and activities. Because our General Partner is a limited liability company whose sole manager is the Managing Member, our General Partner’s and our business and affairs are managed under the direction of the Managing Member. The governing board of managers of the Managing Member, who are elected by its three members, Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC, will control and manage the General Partner and thus the Partnership. By virtue of our organizational structure, the Managing Member will effectively provide to the Partnership and the General Partner certain of our management needs. Through our General Partner, we will reimburse the Managing Member the costs of these services.
      The Managing Member is entitled to be reimbursed on a monthly basis for all general and administrative costs incurred by it in performing administrative and other services for us and our General Partner. The Managing Member will employ all necessary personnel to provide such administrative services (such as accounting, tax, legal and other services) for us and our General Partner. The costs and expenses for such services include all of the Managing Member’s actual costs incurred in managing and operating us and our General Partner, including the salaries of its officers and employees. If attributable to administrative services performed for us, these costs and expenses will be reimbursed to our General Partner by us and will be deducted from cash available for distribution to unit holders. Only reimbursements for costs and expenses attributable to administrative services directly performed for us will be reimbursed by us to our General Partner and in turn paid by our General Partner to the Managing Member. Costs and expenses submitted for payment by us would be subject to review by the Conflicts Committee of the governing board of managers of the Managing Member on our behalf.
      Our General Partner will hold a general partner interest and will be entitled to receive distributions in respect of its general partner interest. See “Cash Distribution Policy — Distributions of Available Cash from Operating Surplus” and “— Reset Option.”
Governing Board
      Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC, as the three members of the Managing Member will appoint members of the Managing Member’s governing board of managers. We refer to the governing board, members and officers of the Managing Member as our governing board, managers and officers. Members of our governing board will not, therefore, be elected by our unit holders. The governing board will initially consist of four members, one of whom will satisfy the independence requirements of the NYSE and SEC rules. We refer to this individual as our independent member. The NYSE rules of corporate governance exempt limited partnerships from the requirement that a majority of our governing board consist of independent members. As a result, we will not have a majority of independent members. To meet the independence requirements for our audit committee, we intend to add at least two additional independent members to our governing board within one year of the effective date of this prospectus/proxy statement, one within 90 days of the effective date of this prospectus/proxy statement and the second within one year of the effective date of this prospectus/proxy statement. Our governing board elects our officers, who serve at the discretion of the governing board.

Audit Committee
      The initial member of the audit committee will be Mr. Tompkins who is independent for purposes of the NYSE corporate governance rules and SEC rules. The NYSE corporate governance rules require that we, like other companies initially listing their equity securities, have at least one independent member on our audit committee at the time trading in our common units begins on the NYSE, a majority of independent directors on our audit committee within 90 days of the effective date of this prospectus/proxy statement and a fully independent audit committee within one year of the effective date this prospectus/proxy statement. Accordingly, we may have only one independent member on our audit committee at the time this transaction is consummated. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. Our governing board has determined that Mr. Tompkins is an audit committee financial expert.

Conflicts Committee
      Our conflicts committee will consist of up to three managers of our governing board and will be the members of our audit committee. Pursuant to our partnership agreement, the conflicts committee will review specific matters that the governing board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. Our partnership agreement provides that members of the committee may not be officers or employees of our Partnership or directors, officers or employees of any of our affiliates and must meet the independence standards for service on an audit committee of a board of directors as established by the NYSE corporate governance rules and SEC rules. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us and approved by all of our unit holders. Mr. Tompkins will serve as the initial member of our conflicts committee. We intend to add at least two independent members to the conflicts committee within one year of the effective date of this prospectus/proxy statement, one within 90 days of the effective date of this prospectus/proxy statement and the second within one year of the effective date of this prospectus/proxy statement.
      In addition, under the amended and restated regulations of our Managing Member, our conflicts committee also will be responsible for reviewing, evaluating the fairness of, and submitting to our governing board a summary of, each related party transaction or business relationship between, on the one hand, our Managing Member, our General Partner or us, or any other affiliate of our Managing Member, and, on the other hand, any of our managers or officers, any of the members of our Managing Member, or any of their respective affiliates. Any related party transaction or relationship that is disapproved by our conflicts committee will be deemed disapproved by our governing board. Approval of any related party transaction or relationship that is recommended by our conflicts committee will require the vote or consent of a majority of our disinterested managers.

Nominating Committee and Corporate Governance Committee
      We do not currently have a nominating and corporate governance committee, but our governing board by resolution may form one after consummation of the transaction. The NYSE corporate governance rules exempt us, as a limited partnership, from the requirement to have a nominating/corporate governance committee that is composed entirely of independent members. If formed, the members of the nominating and corporate governance committee will be independent for purposes of the NYSE corporate governance rules and SEC rules.
      If appointed, the nominating and corporate governance committee would be responsible, to the extent required by law or the New York Stock Exchange rules and to the extent permitted by the amended and restated regulations of our Managing Member and provided in the resolution creating the committee, for selecting nominees to fill vacancies on our governing board or a committee thereof, developing and recommending to the governing board a set of corporate governance principles and overseeing the evaluation of the governing board and our management. The committee also would consider candidates for governing board membership suggested by its members and other board members.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our governing board of managers or compensation committee, except that both S. Jeffrey Johnson and Gerald W. Haddock serve on the Board of Directors of Cano Petroleum, Inc., where Mr. Johnson is the Chief Executive Officer. We do not currently have a compensation committee and the NYSE corporate governance rules do not require that we, as a limited partnership, have a compensation committee that is composed entirely of independent members. Instead, our governing board of managers determines the executive compensation of our executive officers.
      Our common unit holders will not have an opportunity to elect the governing board of managers of our Managing Member. They will be elected for one-year terms by Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC, as the three members of our Managing Member.
      Our governing board will hold regular and special meetings at any time as may be necessary or in the best interests of the entity. Regular meetings may be held without notice on dates set by the board from time to time. Special meetings of the board may be called with reasonable notice to each member upon request of the chairman of the board or upon the written request of any board member. A quorum for a regular or special meeting will exist when a majority of the members are participating in the meeting either in person, by conference telephone or by proxy. Any action required or permitted to be taken at a board meeting may be taken without a meeting, without prior notice and without a vote if all of the members sign a written consent authorizing the action.
Our Governing Board of Managers and Executive Officers
      The following table shows certain information for members of our governing board and our executive officers. Members of our governing board and our executive officers are elected for one-year terms. We anticipate naming two additional independent board members that will serve on our audit and conflicts committee, one within 90 days of the effective date of this prospectus/proxy statement and the second within one year of the effective date of this prospectus/proxy statement.

Name	Age	Position with Our Company

Gerald W. Haddock	58	Member of Governing Board, Chairman and Office of the Chief Executive Officer
Dr. Kenneth Q. Carlile	59	Member of Governing Board, Office of the Chief Executive Officer
S. Jeffrey Johnson	40	Member of Governing Board, Office of the Chief Executive Officer
Jack I. Tompkins	59	Member of Governing Board
James E. Farrell	46	Vice President, Chief Financial Officer
Stephen R. Robinson	48	Vice President, General Counsel
Thomas D. Cochrane	42	Vice President of Engineering
Zachary Q. Carlile	32	Vice President
      Gerald W. Haddock has been a member of the governing board and a member of the Office of the Chief Executive Officer of the Managing Member since its organization in May 2005. In 1999, he founded Haddock Enterprises, LLC, an entrepreneurial development company concentrating in oil and gas and real estate, located in Fort Worth, Texas, and he has served as its President since that time. Mr. Haddock formerly served as President and CEO of Crescent Real Estate Equities from 1996 to 1999. He is currently a Director and Audit Committee Chairman of ENSCO International, Inc., a leading global offshore oil and gas drilling service company listed on the NYSE. In late 2004, Mr. Haddock joined the Board of Directors of Cano Petroleum, Inc., a Fort Worth-based producer of crude oil and natural gas that specializes in enhanced recovery technology. In early 2005, Mr. Haddock also joined the Board of Directors of Meritage Homes Corporation, named “Fastest Growing Public Homebuilder — 2003” by Builder magazine. He also serves for Baylor University on the Baylor Foundation Board of Directors and serves on the Dean’s Strategic Council for the Graduate Tax Program at New York University. Mr. Haddock received Bachelor of Business Administration and Juris Doctor degrees from Baylor University. He also received a Master of laws in Taxation degree from NYU and a Master of Business Administration degree from Dallas Baptist University.
      Dr. Kenneth Q. Carlile has been a member of the governing board and a member of the Office of the Chief Executive Officer of the Managing Member since its organization in May 2005. He is currently a limited partner of Camterra Resources Partners, Ltd. and Chief Executive Officer of Camterra Resources, Inc., an independent oil and gas exploration company that operates 160 wells in Texas, Louisiana, Mississippi and Arkansas. Camterra was formed in 1993 via the $24 million acquisition of the North American nonoperated oil and gas properties of Neste Oy/Neste Oil, Inc., a Finnish Oil and Gas Company. Mr. Carlile has served in various capacities for Camterra Resources, Inc. since its formation, including as a director since its formation, as Vice Chairman of the Board of Directors from February 1999 to February 2001 and as Chief Executive Officer and Co-Chairman of the Board of Directors since February 2001. Prior to the creation of Camterra, Dr. Carlile was a co-owner and acted as Exploration Manager of Marshall Exploration, Inc., an independent oil and gas exploration company, which merged with Sonat, Inc. in 1990, which subsequently merged with El Paso, Inc. in 1999. At the point of the Sonat, Inc. merger, Marshall Exploration, Inc. operated over 425 active oil and gas wells in three states. Dr. Carlile has been a senior member of a team that has successfully acquired, developed, and sold over $298 million of oil and gas properties since 1980. Some of these include the sale of Marshall Exploration and affiliates of $120 million of natural gas properties in East Texas and North Louisiana to Apache Corporation in 1984, the sale by Marshall Exploration and affiliates of $83 million of oil and natural gas properties, primarily in East Texas, South Texas, and North Louisiana to Sonat, Inc. in 1990, and the sale by Camterra Resources Partners, Ltd. and affiliates of a $54 million nonoperated interest in certain gas properties in North Louisiana to Encore Acquisition Company in 2003.
      Along with exploration and production, Dr. Carlile has been active in the oil and gas service sector. Dr. Carlile is a limited partner and a managing partner of Martex Drilling Company, LLP, an independent drilling contractor which ranked 16th in total footage drilled in the US in 2004, Martex Well Services, LLP, a well services and construction company with operations in the Ark-La-Tex, a position he has held with each entity since June 2002. Prior to that time he was a director and shareholder of the predecessors of Martex Drilling Company, LLC and Well Services, LLC. Mr. Carlile is and has been a limited partner of Fowler Transportation, Ltd., a drilling rig mobilization company since it was founded in 2001. Dr. Carlile has a Ph.D. in Geology from Baylor University and an M.S. in Geology in from Centenary College in Shreveport, LA. He is an AAPG Certified Petroleum Geologist, certified and licensed in Texas and Arkansas. He has significant technical, operational, and management expertise with approximately 28 years of experience in the oil and gas industry. Additionally, he was appointed to represent the State of Texas on the Interstate Oil and Gas Compact Commission in 1994, and was appointed by the Governor of Texas in 1993 to serve as Chairman and Commissioner of the Texas Department of Commerce.
      S. Jeffrey Johnson has been a member of the governing board and a member of the Office of the Chief Executive Officer of the Managing Member since its organization in August 2005. He was appointed Chief Executive Officer on May 28, 2004 and Chairman on June 25, 2004 of Cano Petroleum, Inc. Prior to joining Cano Petroleum, Mr. Johnson served as the Chief Executive Officer of Cano Energy Corporation from 2001 through 2004, and he served as the Chief Executive Officer of Scope Operating Company, an independent oil and gas exploration and production company, from 1997 through 2004.
      James E. Farrell was appointed Vice President and Chief Financial Officer of the Managing Member in June 2005. Since March 2005, Mr. Farrell has been the Chief Financial Officer of Haddock Enterprises. From November 2003 to March 2005, Mr. Farrell performed various consulting services, primarily with the certified public accounting firm Hein & Associates, LLP, in Dallas, Texas, regarding Sarbanes-Oxley compliance for various energy companies. From 2002 to 2003, Mr. Farrell served as Director of Business Administration for Efficient Networks, a subsidiary of Siemens where he was responsible for business administration in the home networking and supply chain divisions. From 1999 to 2002, Mr. Farrell was founder and President of Synctive, a strategy and information technology business that performed consulting services for the energy, service, retail consumer, manufacturing, global logistics, and software industries. From 1986 to 1999, Mr. Farrell served in various capacities, including, Chief Financial Officer, Vice President of Finance, Secretary, Manager of Compliance, and Director of Accounting for public companies involved in the businesses of manufacturing, waste disposal, home and business security, golf equipment and air freight. Mr. Farrell began his career with Hunt Energy Corporation concentrating for five years in the oil and gas and mineral industries. Mr. Farrell received a Bachelor of Business Administration from State University of New York in 1981. He is a licensed Certified Public Accountant.

      Stephen R. Robinson was appointed Vice President and General Counsel of the Managing Member in June 2005. Since May 2004, Mr. Robinson has been a partner in the Fort Worth, Texas, law firm of Robinson & Robinson LLP, a small law firm engaged in representing clients in commercial and business matters. From 1998 to 2004, Mr. Robinson was a partner in Robinson & Bowden, LLP, a predecessor law firm. From 1994 through 1998, Mr. Robinson practiced commercial and business law in Fort Worth, Texas, in a sole proprietorship. From June 1990 through April 1994, Mr. Robinson was a partner in the corporate law section of the Fort Worth office of Jackson Walker L.L.P., a Dallas based law firm. Prior to that, Mr. Robinson was a director and shareholder in the corporate/securities section of the Fort Worth law firm of Kelly Hart & Hallman, P.C. Mr. Robinson is a graduate of Harvard Law School and Belhaven College, Jackson, Mississippi.
      Jack I. Tompkins has been a governing board member of the Managing Member since its organization in May 2005. Since 1999, he has served as Chairman of ARTA Equity Advisors, LLC, which was formed in 1997, to engage in various entrepreneurial and investment opportunities. Current holdings of ARTA Equity Advisors include companies specializing in real estate, oil and gas, publishing, and sporting venues. He also serves as Chairman of Austin-based WORDsearch Corp., an electronic publishing company, and Fit Athletic Club, Inc. Prior to his position with ARTA, Mr. Tompkins served as chairman of Automotive Realty Trust Company of America from its inception in 1997 until its sale to Capital Automotive REIT in January 1999. From 1988 until October 1996, Mr. Tompkins served in various capacities including Chief Financial Officer and Senior Vice President, Chief Information, Administrative and Accounting Officer of Enron Corp. Mr. Tompkins began his career with Arthur Young & Company, serving three years before joining Arthur Andersen, LLP, where he was elected to become partner in 1981. Mr. Tompkins received a Bachelor of Business degree in accounting and a Masters of Business Administration degree from Baylor University.
      Thomas D. Cochrane was appointed Vice President of Engineering of the Managing Member in May 2005. He has been Executive Vice-President of Oil & Gas Operations of Cano Petroleum, Inc. since June 13, 2004. Prior to joining Cano Petroleum, Mr. Cochrane spent his entire 16 year career with ExxonMobil Oil. From 1988 to 1998, he was an Operations Engineer for water floods and CO2 floods. From 1998 to 1999, he was the Maintenance Foreman of the Aneth area. From 1999 to 2000, he was the Production Superintendent of the Aneth Area. From 2000 to 2004, he worked as a Reservoir Engineer and Reservoir Engineering Mentor for water floods and CO2 floods, and served on the U.S. Drill Well Review Team approving technical work supporting drilling funding from 2003 to 2004. Mr. Cochrane has a B.S. in Petroleum Engineering, with emphasis on enhanced recovery.
      Zachary Q. Carlile was appointed Vice President of the Managing Member in August 2005. Mr. Carlile has broad experience in the financial services and the oil and gas industry. Shortly after earning a BBA degree at Baylor University in May 1996, Mr. Carlile joined Commerce Bancshares as a loan review analyst where he reviewed the credit quality of commercial loans within a $10 billion portfolio. In September 1997, Mr. Carlile began employment with Americo Life Insurance, Inc. (“Americo”), where he was an investment analyst within a seven-member group that managed a $3.5 billion fixed income and equity portfolio. While at Americo, Mr. Carlile performed fundamental analysis for prospective corporate bond and equity purchases, managed the portfolio of short-term fixed income securities, managed a $60 million credit spread trading account, and ran interest sensitivity analysis for various fixed income portfolios. In September 1999, Mr. Carlile began earning an MBA in Finance at the Cox School of Business at Southern Methodist University, which he received in May 2001. At that time, he was hired by Camterra Resources, Inc, an independent exploration and production company, as Vice President, Finance. Currently, Mr. Carlile serves as the Chief Financial Officer of Camterra Resources, a post he has held since March, 2003. While at Camterra, Mr. Carlile has been managing capital budgeting, product price hedging, asset purchases and divestitures, and insurance. Mr. Carlile also serves on the board of managers of Martex Drilling Company, LLP, Martex Well Services, LLP, and Fowler Management, LLC. Mr. Carlile serves on the board of directors of Camterra Resources, Inc.

      In addition to their positions with the Managing Member, each of our executive officers will continue in their current employment with their respective current employers. We estimate that initially each of our officers will spend the following percentages of their professional time on our business and affairs:

Officer	Percentage of Professional Time

Gerald W. Haddock	60%
Dr. Kenneth Q. Carlile	40%
S. Jeffrey Johnson	33%
James E. Farrell	90%
Stephen R. Robinson	25%
Thomas D. Cochrane	40%
Zachary Q. Carlile	As needed
      During the last five years, neither the Partnership nor, to our knowledge, any of the persons listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
EXECUTIVE COMPENSATION
Summary Compensation Table
      To date, we have not paid compensation to our executive officers. The following table shows information regarding the compensation expected to be received by the members of our Office of Chief Executive Officer and our three other most highly compensated executive officers on an annualized basis for the calendar year ending December 31, 2005 assuming consummation of the transaction proposal.

		Annualized		Long-Term
		Compensation		Compensation	All Other
					Compensation
Name and Principal Position(1)	Year(2)	Salary(3)	Bonus	LTIP Payments	and Perquisites

Gerald W. Haddock	2005	$110,000	—	—	—
Office of Chief Executive Officer
Dr. Kenneth Q. Carlile	2005	$110,000	—	—	—
Office of Chief Executive Officer
S. Jeffrey Johnson	2005	(4)	—	—	—
Office of Chief Executive Officer
James E. Farrell	2005	$95,000	—	—	—
Vice President and Chief Financial Officer
Stephen R. Robinson	2005	$65,000	—	—	—
Vice President and General Counsel
Thomas D. Cochrane	2005	(4)	—	—	—
Vice President of Engineering

(1)	Mr. Zachary Q. Carlile is not listed as he is a non employee officer and does not have a salary.

(2)	Compensation will be payable commencing upon consummation of the transaction.

(3)	All amounts shown are annualized.

(4)	Mr. Johnson and Mr. Cochrane will not receive a salary or other compensation from our Partnership. Cano Petroleum, Inc., Mr. Johnson’s and Mr. Cochrane’s employer, shall be reimbursed by the managing member up to $110,000 for Mr. Johnson and up to $85,000 for Mr. Cochrane for time that they spend on the Partnership’s matters.
Stock Based Compensation
      We issued an option on May 31, 2005 to Mr. Tompkins to acquire 500,000 common units of our General Partner. The option is vested and exercisable for a period of ten years at a price of $2.50 per unit.
Compensation of Directors
      We will pay compensation to governing board members who are independent. We have not yet determined the amount or composition of such compensation.
      Each independent governing board member will be reimbursed for all reasonable out-of-pocket expenses incurred in connection with participating in each board meeting and committee meeting.

CONTROL PERSONS AND PRINCIPAL COMMON UNIT HOLDERS
      Immediately prior to the completion of this transaction, there will be 1,000 common units outstanding and one unit holder of record. At that time, we will have no other common units outstanding. The following table sets forth certain ownership information with respect to our common units for those persons who directly or indirectly own, control or hold with the power to vote, 5% or more of our outstanding units and all officers and directors, as a group.

Percentage of Common Units Outstanding

		Immediately Prior to		Immediately After
		This Offering		This Offering

		Common		Common
		Units		Units
Name and Address	Type of Ownership	Owned	Percentage	Owned		Percentage

Haddock Enterprises, LLC(1)	Record and Beneficial	1,000	100%	0		0
Gerald W. Haddock(2)	Beneficial	1,000	100%	500	(3)	(4)

(1)	Haddock Enterprises, LLC owns of record 100% of our common units as our organizational limited partner immediately prior to the consummation of the proposed transaction. At closing, these common units will be cancelled. Additionally, immediately prior to consummation of the proposed transaction, it is the indirect beneficial one third owner of the General Partner’s general partnership interest by virtue of his ownership of Haddock Enterprises, LLC and its one third ownership interest in the General Partner. At the time of the closing of the proposed transaction, Haddock Enterprises, LLC will be removed as our organizational limited partner and will cease to own any of our common units.

(2)	Sole member and president of Haddock Enterprises, LLC.

(3)	Reflecting the distribution of 500 common units to Gerald W. Haddock in connection with the liquidation and winding-up of SRT. As of the date hereof, Mr. Haddock is the owner of 500 units of SRT.

(4)	Below 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Expenses of the Proposed Transaction
      The General Partner will pay certain of the costs of preparing and effecting the proposed transaction. Not earlier than the date that cash distributions are paid for the last calendar month of the six full calendar quarter commencing after the consummation of the transaction, the Partnership will reimburse the General Partner for expenses incurred by our General Partner in connection with the formation and organization of the Partnership and related entities, costs of preparation and distribution of this prospectus/proxy statement, solicitation costs, certain closing costs, and other costs advanced in connection with consummation of the transaction proposal (excluding costs associated with SRT’s winding up and liquidation, which will be borne by SRT or reimbursed or assumed by the Partnership, and costs related to the NYSE listing fee, manager and officer liability insurance, our proposed credit facility and the special cash distribution, which will be borne directly by the Partnership). We estimate that the expenses to be reimbursed to our General Partner will approximate $1,550,000 and perhaps more. We estimate that the expenses to be borne directly by the Partnership as a consequence of this transaction will be an additional $1,000,000. The special expense reimbursement distribution will not be made unless the Partnership has paid (or set aside for payment) a distribution of available cash from operating surplus equal to the first target distribution level. Any amounts owing to our General Partner under this special expense reimbursement distribution, but not paid in full at the end of such calendar quarter shall be carried forward and payable at the end of each calendar month until paid in full. No interest or similar charge shall be added to the aggregate amount of such expenses. Upon consummation of the transaction, our General Partner will be deemed to have contributed to the Partnership the full amount of such expenses as a capital contribution, which shall have the affect of increasing our General Partner’s basis in its general partner interest. Receipt of the special expense reimbursement distribution shall effect a reduction in our General Partner’s basis in its general partner interest.
      Even if we obtain majority approval to our transaction proposals, the Trustee of SRT could take the position that it can withhold consent to our trust agreement amendments because, potentially in the Trustee’s view, the proposed amendments affect the Trustee’s own rights, duties or immunities under the trust agreement. We believe this position is in conflict with the trust agreement as the proposed amendments only positively and favorably impact the Trustee’s own rights, duties and immunities. Specifically, while we believe that the amendments do not negatively affect the Trustee’s own rights, duties or immunities as contemplated by the trust agreement and, thus, the Trustee would be required to consent to the amendments, no assurances can be given that we will obtain the Trustee’s consent to our proposed amendments. To the extent the Trustee disagrees with our determination, or otherwise resists our transaction proposal, costs for the transaction could increase, perhaps materially, as we enforce our legal rights and the rights of other holders against the Trustee by bringing suit against the Trustee, or we may negotiate with the Trustee, modify our proposal or choose to abandon the transaction altogether.
      Some of these steps, including particularly litigation, can be very expensive, which would cause us to expend substantially more than the amounts listed in the range above. We do not intend to seek unit holder approval prior to initiating action against the Trustee, nor do we intend to seek approval for expenses beyond any stated range. To the extent that our General Partner advances expenses beyond the $1,550,000 level, we anticipate making a special expense reimbursement for all of such amount.
Reimbursement of Expenses
      Our General Partner will not receive any management fee or other compensation for its management of our partnership other than compensation that results from its 1.25% general partner interest and its incentive distribution rights. Our General Partner and its affiliates, including the Managing Member, will be reimbursed for expenses incurred on our behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to us, and all other expenses necessary or appropriate to the conduct of our business and allocable to us. Our partnership agreement provides that our General Partner will determine the expenses that are allocable to us in any reasonable manner determined by our General Partner in its sole discretion. We believe that the amount that we will reimburse our General Partner and its affiliates for costs associated with the oil and natural gas properties incurred with respect to the general and administrative services will be relatively comparable to SRT’s 2005 annualized cost levels for corresponding services and for the first year following consummation of the transaction likely will not exceed $2.2 million. As the basis for our expectation regarding future administrative costs, we have relied upon the general and administrative expenses reported by SRT in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which were approximately $1.6 million for the nine months then ended, or approximately $2.2 million on an annualized basis for 2005. Because we project that salary and benefits for the employees of our managing member (currently estimated to be approximately $1,050,000 for the twelve months following Closing) will be less than fees to the Trustee (trustee and escrow fees of $1,165,918 in 2004), we believe that our total administrative expenses will be relatively comparable to SRT’s 2005 annualized cost level. Our general administrative expenses and costs will not include expenses and costs associated with the proposed transaction, property acquisitions and/or our proposed credit facility.
Indemnification
      Our General Partner and its manager, Managing Member, and our governing board of managers, officers, employees and agents will be entitled to contractual rights of indemnification by us under the terms of our partnership agreement. In addition we will obtain and bear the expenses of liability insurance for the protection of these persons and entities in the performance of their duties to us and to support our contractual indemnification responsibilities. For additional information on our indemnification obligations, please see the discussion under “Description of Our Partnership Agreement — Indemnification.”
Omnibus Agreement
      Cano Petroleum, Inc., Carlile Management, LLC, and Haddock Enterprises, LLC, the three members of our Managing Member, and the Partnership, have entered into the Omnibus Agreement, which shall be in effect beginning on the date of the closing and extend for two years thereafter. Pursuant to the terms of the Omnibus Agreement, the Amended and Restated Regulations of Sabine Production Operating, LLC, will govern related party transactions and their submission by the Partnership to the Conflicts Committee. Set forth below is a summary of the material terms of the Omnibus Agreement. We urge you to read the Omnibus Agreement in its entirety, which has been filed as an exhibit to the Registration Statement of which this prospectus/proxy statement forms a part.
      Pursuant to the Omnibus Agreement, we will have a right of first offer on each oil or gas opportunity which is consistent with our business model currently described in this prospectus/proxy statement, of which any of the three members of our Managing Member or affiliates of Cano Petroleum, Inc. or Haddock Enterprises, LLC becomes aware. The member who notifies us of the oil or gas opportunity will be entitled to participate in the oil or gas opportunity on the following basis:

Purchase Price of Property			Member Participation Level

From		To	Up to Percentage	Participation	Aggregate

$—		$25,000,000	70.00%	$17,500,000	$17,500,000
25,000,001		50,000,000	7.33%	1,833,333	19,333,333
50,000,001		75,000,000	7.33%	1,833,333	21,166,667
75,000,001		100,000,000	7.33%	1,833,333	23,000,000
100,000,001	+		23%
      During the development of an oil and gas opportunity, the sourcing member and we will each bear our respective expenses in connection with the opportunity. If the sourcing member of our Managing Member and we elect to participate in a transaction, then the aggregate amount of out-of-pocket expenses incurred by it and us in connection with that transaction up to and including the fixing of its and our respective participation levels (the “Aggregate Expenses”) shall be prorated between it and us in the same ratio as the transaction has been allocated between it and us; that is, the member shall assume and be responsible for so much of the Aggregate Expenses as equals the product realized by multiplying the Aggregate Expenses by the member’s participation level and we shall assume and be responsible for so much of the Aggregate Expenses as equals the product realized by multiplying the Aggregate Expenses by our participation level. Each party shall promptly upon demand by the other party reimburse the other party (without interest) to the extent that it pays or has paid more than its share of the Aggregate Expenses. We or a member may at any time give the other a rejection notice with respect to any transaction. The party that gives a rejection notice with respect to any transaction shall not be entitled to reimbursement from the other party of any expenses incurred by it in connection with such transaction. None of the members of our Managing Member will have a right to participate in deals sourced from another member or from us. The Omnibus Agreement exempts Dr. Kenneth Q. Carlile, in his individual capacity and in the capacities in which he serves his affiliate entities, from the application of the right of first offer described in this paragraph.
      With respect to any interest that is owned or acquired by us and which has operational rights associated with it but in which neither Cano Petroleum, Inc., Carlile Management, LLC, Haddock Enterprises, LLC nor their respective affiliates have participated, we shall enter into an operating agreement with a contract operator on commercially reasonable industry terms. With respect to any interest that is owned or acquired by us and which has operational rights associated with it and in which Cano Petroleum, Carlile Management, Haddock Enterprises or their respective affiliates have participated, the member who has participated shall have a right of first offer to be the operator thereof; provided, that until we shall have entered into an operating contract for that property, we shall have the right to negotiate and enter into a contract with a third party on more favorable terms.
      The members of our Managing Member will agree to use their commercially reasonable best efforts to obtain operating personnel and management to be employed for our benefit, as the case may require, as soon as practicable after the closing.
      The Omnibus Agreement will require that each member of the Managing Member or affiliates of Cano Petroleum, Inc. or Haddock Enterprises, LLC keep confidential and not use any and all of our information relating to the acquisition of potential properties; and that we keep confidential any and all information of the members of the Managing Member with respect to transactions presented to us. Each of the members of the Managing Member or affiliates of Cano Petroleum, Inc. or Haddock Enterprises, LLC will be prohibited from competing with us with respect to the acquisition of the identified properties sourced from other members of the Managing Member or from us. The Omnibus Agreement exempts Dr. Kenneth Q. Carlile, in his individual capacity and in the capacities in which he serves his affiliate entities, from the application of the noncompetition provision described in this paragraph.
Noncompetition and Confidentiality Agreement
      Dr. Kenneth Q. Carlile and the Partnership have entered into the Noncompetition and Confidentiality Agreement, which shall be in effect beginning on the date of the closing and extend for two years thereafter. This agreement specifically identifies the counties and parishes in which his other entities, including any entities formed subsequent to the date thereof and during the two-year period, are currently doing business and which provides that his services to his other entities shall not constitute a breach of the agreement. During the two-year period, Dr. Carlile, upon becoming aware that any confidential information furnished by us to him in his capacity as a manager, officer or otherwise, relates to a matter under review by one of his other entities or that any of those other entities are likely to compete directly or indirectly with us with respect to an oil or gas opportunity or property, must give us notice of those circumstances, return all such confidential information to us and relinquish his right to receive any additional information relating to that subject, and recuse himself from voting or otherwise participating in any decision of our Managing Member or us relating to that subject. Also during that same period, Dr. Carlile, upon becoming aware that any of his other entities has altered its primary business strategy to match our business strategy as set forth in this prospectus/proxy statement, must give us notice of those circumstances. In that event, we, acting through and upon the unanimous decision of Cano Petroleum, Inc. and Haddock Enterprises, LLC, may request that Dr. Carlile resign from the governing board and all offices of our Managing Member, whereupon Dr. Carlile either shall submit those resignations and cause Carlile Management, LLC to relinquish its voting rights as a member of our Managing Member or shall agree in writing to bind himself and that other entity to the right of first offer and noncompetition provisions of the Omnibus Agreement. Accordingly, conflicts of interest could arise between Dr. Carlile and his related entities and us. In any event, Dr. Carlile has agreed not to disclose, except to Carlile Management, LLC, any confidential information of any member of our Managing Member, any affiliates of Cano Petroleum, Inc. or Haddock Enterprises, LLC, or us, including but not limited to confidential information relating to the potential acquisition of oil and gas properties.
Compensation Reimbursement Agreement
      Cano Petroleum, Inc. and our Managing Member have entered into the Compensation Reimbursement Agreement, which shall be in effect beginning on the date of the closing and extend for two years thereafter. Pursuant to the terms of the Compensation Reimbursement Agreement, on a monthly basis, our Managing Member will reimburse Cano Petroleum Inc., per annum, up to $110,000 for S. Jeffrey Johnson and up to $85,000 for Thomas D. Cochrane for time they spend on the Partnership’s matters.
      Compensation for Mr. Cochrane will be calculated by multiplying the number of hours he devoted to the Partnership during the immediately preceding month by an hourly rate of $70. Compensation for Mr. Johnson will be calculated according to the following formula:

$9,167	×	A
B/C
$9,167 is 1/12th of $110,000. A is the number of hours devoted by Mr. Johnson to the Partnership during the immediately preceding month. B is the aggregate number of hours devoted by the members of the Office of Chief Executive Officer other than Mr. Johnson during the immediately preceding month. C is the number of members of the Office of Chief Executive Office minus one.
      The Compensation Reimbursement Agreement will terminate as to Mr. Johnson or Mr. Cochrane if he ceases to be an officer of our Managing Member or ceases to be employed by Cano Petroleum, Inc. and will terminate completely if both Mr. Johnson and Mr. Cochrane cease to be officers of our Managing Member or cease to be employed by Cano Petroleum, Inc.
Amended and Restated Regulations of Sabine Production Operating, LLC
      Cano Petroleum, Inc., Carlile Management, LLC, and Haddock Enterprises, LLC, the three members of our Managing Member, entered into the amended and restated regulations of the Managing Member, effective as of August 3, 2005. Set forth below is a summary of the amended and restated regulations, which vest management of our Managing Member in the Governing Board of Managers. We urge you to read the amended and restated regulations in their entirety, which have been filed as an exhibit to the Registration Statement of which this prospectus/proxy statement forms a part.
      Until the second anniversary of the closing of the proposed transaction, the members are prohibited from disposing of all or any portion of their membership interests except for certain permitted encumbrances in connection with indebtedness and certain permitted dispositions to affiliates. In addition, if a change of control of a member occurs prior to the second anniversary of the closing, we will have the right to purchase its membership interest at 80% of its fair market value as determined through an appraisal procedure.
      From the second anniversary of the closing until the earlier (a) of four years after the date of closing and (b) the date on which the Partnership abandons efforts with respect to an initial public offering of the membership units of our General Partner (which it is the intention and agreement of the members to work toward), the members have a right of first refusal with respect to a member desiring to dispose of its membership interest. No restrictions on a member’s ability to make a disposition of its membership interest exists after the expiration of the time period for the right of first refusal.
      Prior to the second anniversary of the closing, no member may withdraw from the Managing Member without the unanimous consent of the other members. Thereafter, withdrawal by a member will result in forfeiture of all of its membership interest and economic interests in the Managing Member.

      For so long as the members and their respective controlled affiliates own a 25% membership interest, each has the right to elect one manager. The Governing Board of Managers will elect the officers of our Managing Member.
      The consent of all of the members of our Managing Member is required with respect to: (1) the amendment of the regulations of our Managing Member or the regulations of the General Partner; (2) the amendment of our partnership agreement; (3) the dissolution of, or the merger or sale of all or substantially all of the assets of, our Managing Member or the disposition of the membership interests in the General Partner owned by our Managing Member; (4) the dissolution of, or the merger or sale of all or substantially all of the assets of the General Partner or us; and (5) the incurrence of debt by our Managing Member, the General Partner or us that is recourse to any member.
      The amended and restated regulations establish a conflicts committee procedure for the approval of certain related party transactions, including our decision whether to accept or reject an oil and gas opportunity or the exercise of a co-investment right under the Omnibus Agreement. That procedure is described above beneath the caption “Management — Governing Board — Conflicts Committee.”
      Managers are liable only for gross negligence, willful misconduct or breach of the amended and restated regulations and are expressly relieved of any duties (including fiduciary duties) in management except for duties expressly set forth in those regulations. Our Managing Member must indemnify our managers and officers for all matters arising out of their service or status as managers or officers except those arising out of their gross negligence or willful misconduct.
Potential Services Agreements
      The members of our Managing Member may enter into services agreements with us to provide services to us. These services could include sourcing potential oil and natural gas properties for acquisition, engineering and geological services and support, particularly in the development of newly acquired properties, and accounting, administration and technology services. The regulations of the Managing Member provide that all such agreements will be approved by the conflicts committee of the governing board of managers of our Managing Member.
SRT Transactions
      In its Annual Report on Form 10-K for the year ended December 31, 2004, the Trustee reported that there were no related party relationships or arrangements that would require disclosure under federal securities laws.
      Robinson & Robinson LLP has billed the Partnership $111,686.00 for legal fees and expenses incurred through September 30, 2005, of which $99,138.00 has been paid, and has billed the Partnership an additional $17,518.00 for legal fees and expenses incurred since that date, none of which has yet been paid. Mr. Stephen Robinson, Vice President and General Counsel of our Managing Member, is a partner with the Robinson & Robinson LLP law firm.
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES
      Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, on the one hand, and our Partnership and our limited partners, on the other hand. Managing Member and the officers of our General Partner have fiduciary duties to manage our General Partner in a manner beneficial to the Managing Member. At the same time, our General Partner has a fiduciary duty, subject to the limitations set forth in our partnership agreement described below, to manage our partnership in a manner beneficial to us and our unit holders. In addition, officers of our Managing Member and officers and key employees of Cano Petroleum, Inc., Carlile Management LLC and Haddock Enterprises, LLC, indirectly own 100% of the membership interests in our General Partner.

      Our partnership agreement contains provisions that allow our General Partner and its affiliates to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. In effect, these provisions limit our General Partner’s fiduciary duties to the unit holders. Our partnership agreement also restricts the remedies available to unit holders for actions taken that, without those limitations, might constitute breaches of fiduciary duty. Whenever a conflict arises between our General Partner or its affiliates, on the one hand, and our Partnership or any other partner, on the other, our General Partner will resolve that conflict. Our General Partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unit holders if the resolution of the conflict is:

•	approved by the conflicts committee, although our General Partner is not obligated to seek approval and our General Partner may adopt a resolution or course of action that has not received approval;

•	approved by the vote of a majority of the outstanding units, excluding any units owned by our General Partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.
      Our General Partner may, but is not required to, seek the approval of such resolution from the conflicts committee of our governing board of managers. If our General Partner does not seek approval from the conflicts committee or our governing board of managers determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and four bullet points above, then it will be presumed that, in making its decision, our General Partner and governing board of managers of the managing member acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our General Partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in our best interests, unless the context otherwise requires.

SRT MARKET PRICE AND DISTRIBUTION MATTERS
Market Price History
      Our common units are not currently traded and Haddock Enterprises, LLC owns of 100% of our common units as our organizational partner. At the time of closing of the proposed transaction, Haddock Enterprises, LLC will be removed as our organizational limited partner and will cease to own any of our common units.
      We have applied to list our common units that we will issue and exchange pursuant to the transaction proposal on the NYSE.
      SRT’s units are traded on the New York Stock Exchange under the ticker symbol “SBR.” The high and low prices and distributions paid during the quarters in the two-year period ended December 31, 2004 and for the most recent quarters in 2005 were as follows:

Quarter	High	Low	Distribution Paid

2005:*
First (to March 31, 2005)	$42.97	$34.71	$0.69653
Second (to June 30, 2005)	$42.86	$36.70	$0.83104
Third (to September 30, 2005)	$50.96	$42.35	$0.90890
Fourth (through November 15, 2005)	$44.65	$40.21	$0.34556
2004:*
First (to March 31, 2004)	$32.75	$26.40	$0.60479
Second (to June 30, 2004)	$36.42	$30.20	$0.71585
Third (to September 30, 2004)	$40.63	$33.55	$0.75767
Fourth (to December 31, 2004)	$42.49	$33.60	$0.70763
2003:*
First (to March 31, 2003)	$24.75	$19.58	$0.45499
Second (to June 30, 2003)	$27.80	$20.52	$0.80739
Third (to September 30, 2003)	$28.25	$25.48	$0.69668
Fourth (to December 31, 2003)	$29.40	$25.81	$0.56350

*	The high and low prices and distributions paid during the quarters in 2003 and 2004 are taken from SRT’s Annual Report on Form 10-K for the year ended December 31, 2004 and the high and low prices and distributions paid during the first, second and third quarters of 2005 are as reported by the New York Stock Exchange Composite Transactions.
      At July 29, 2005 (the date last reported by SRT), there were 14,579,345 SRT units outstanding and approximately 2,300 SRT unit holders of record. We believe that there remain to be 14,579,345 SRT units outstanding currently.
      On August 3, 2005, which was the last full trading day prior to the Partnership’s filing of the Registration Statement relating to this transaction and the most recent practicable date prior to the mailing of this prospectus/proxy statement, the per unit closing price of SRT units as reported by the New York Stock Exchange Composite Transactions was $47.02 and $          , respectively, per unit.
      The Partnership encourages you to obtain current market quotations for SRT units.
      According to SRT’s Form 10-K filed for the year ended December 31, 2004, SRT does not maintain any equity compensation plans, nor did SRT repurchase any of its units during the period covered by the Form 10-K report.
      For a description of the Partnership’s distribution policy, see “Cash Distribution Policy.”

DESCRIPTION OF PARTNERSHIP COMMON UNITS
The Units
      The common units represent limited partner interests in us. We refer to the common units collectively as the units and we refer to holders of common units as unit holders. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units in and to partnership distributions, please read this section and “Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Description of Our Partnership Agreement.”
Transfer Agent and Registrar

Duties.
      The Bank of New York, N.A. will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following fees that will be paid by common unit holders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.
      There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.
      The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our General Partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units
      By becoming a holder of common units, such person is deemed under our partnership agreement to have agreed to the following:

•	to become the record holder of the common units and an additional limited partner;

•	to be bound by the terms and conditions of, and shall be deemed to have executed, our partnership agreement;

•	to represent that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	to grant powers of attorney to officers of the General Partner and any liquidator of the Partnership as specified in our partnership agreement; and

•	to make the consents and waivers contained in our partnership agreement.
      Common units are securities and are transferable according to the laws governing transfer of securities. The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units.
      Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT
      The following is a summary of the material provisions of our “partnership agreement.” The form of our partnership agreement is included in this prospectus/proxy statement as Annex A. References in this prospectus/proxy statement to our partnership agreement constitute references to the form of agreement attached as Annex A.
      We summarize the following provisions of our partnership agreement elsewhere in this prospectus/proxy statement:

•	with regard to distributions of available cash, please read “Cash Distribution Policy” that begins on page 94 of this prospectus/proxy statement;

•	with regard to the transfer of common units, please read “Description of Partnership Common Units — Transfer of Common Units” that begins on page 137 of this prospectus/proxy statement; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences” that begins on page 156 of this prospectus/proxy statement.

Organization and Duration
      We were organized on April 29, 2005 and will remain in existence until dissolved in accordance with our partnership agreement.
Purpose
      Our purposes under our partnership agreement are:

•	to conduct this transaction;

•	to own and administer the SRT legacy assets that we acquire pursuant to this transaction;

•	to acquire interests in producing oil and natural gas properties in the future;

•	to engage in any other activity approved by our General Partner that may be lawfully conducted by a limited partnership organized under Delaware law; and

•	to engage in any activity that is necessary or appropriate to the foregoing clauses.
      Notwithstanding the foregoing, our General Partner does not have the authority to cause us to engage, directly or indirectly, in any business activity that it reasonably determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.
      Although our General Partner has the ability to cause us and our subsidiaries to engage in activities other than the ownership of oil and natural gas reserves, our General Partner has no current plans to do so. Our General Partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.
Power of Attorney
      Each limited partner, and each person who acquires a unit from a unit holder, grants to our General Partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our General Partner certain authority to execute amendments to, and make consents and waivers under, our partnership agreement.
Capital Contributions
      Unit holders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability
      Assuming that a limited partner does not participate in the control of our business within the meaning of the DRLPA and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our General Partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;
constituted “participation in the control” of our business for the purposes of the DRLPA, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our General Partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the DRLPA specifically provides for legal recourse against our General Partner if a limited partner were to lose limited liability through any fault of our General Partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
      Under the DRLPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the DRLPA provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The DRLPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the DRLPA shall be liable to the limited partnership for the amount of the distribution for three years. Under the DRLPA, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the Partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.
      We and our subsidiaries will conduct business in different states. Maintenance of our limited liability as a partner of the Operating Company and a member of its general partner may require compliance with legal requirements in the jurisdictions in which the Operating Company conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of members for the obligations of a limited liability company such as the general partner of the Operating Company have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in the Operating Company or membership interest in its general partner or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute or that the right or exercise of our right to remove or replace the general partner of the Operating Company, to approve certain amendments to its limited partnership agreement or to take other action under the Operating Company’s partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then we could be held personally liable for obligations under the law of that jurisdiction to the same extent as the Operating Company or its general partner.
      If, by virtue of your interest in us or otherwise, it were determined that you were conducting business or that your right or exercise of your right as limited partners as a group to remove or replace our General Partner, to approve certain amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our General Partner under the circumstances. We will operate in a manner that our General Partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Voting Rights
      The following matters require the unit holder vote specified below. Matters requiring the approval of a “unit majority” require a majority of the outstanding common units.

Matters Requiring Approval	Approval Required

Issuance of units junior, senior to or a pari passu with the Partnership’s common units	No approval right.
Amendment of our partnership agreement	Certain amendments may be made by our General Partner without the approval of the unit holders. Other amendments generally require the approval of a unit majority. See “— Amendment of Our Partnership Agreement.”
Merger of our partnership or the contribution of all or substantially all of our assets	Unit majority. See “— Merger, Contribution or Other Disposition of Assets.”
Dissolution of our Partnership	Unit majority. See “— Termination and Dissolution.”
Reconstitution of our Partnership upon dissolution	Unit majority. See “— Termination and Dissolution.”
Removal of our General Partner	Not less than 66 2/3% of the outstanding common units, voting as a single class, including any units held by our General Partner and its affiliates. See “— Withdrawal or Removal of our General Partner.”
Issuance of Additional Securities
      Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our General Partner in its sole discretion without the approval of the unit holders.
      It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.
      In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of our General Partner, have special voting rights to which the common units are not entitled.
      Upon issuance of additional partnership securities, our General Partner will be permitted, but not required, to make additional capital contributions to the extent necessary to maintain its 1.25% general partner interest in us. Moreover, our General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our General Partner and its affiliates, to the extent necessary to maintain its percentage interest in the Partnership. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities. The General partner will not be required to purchase its pro rata interest of any additional securities issued by us, and in the event the General Partner determines not to purchase its pro rata share of any such issuance, the General Partner’s interest in us, including its incentive distribution rights, will remain the same and not be diluted.

Amendment of Our Partnership Agreement
      General. Amendments to our partnership agreement may be proposed only by or with the consent of our General Partner, which consent may be given or withheld in its sole discretion, except as discussed below. In order to adopt a proposed amendment, other than the amendments discussed below, our General Partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.
      Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to, our General Partner or any of its affiliates without the consent of our General Partner, which may be given or withheld in its sole discretion;

•	change the term of our Partnership;

•	provide that our Partnership is not dissolved upon an election to dissolve our Partnership by our General Partner that is approved by a unit majority; or

•	give any person the right to dissolve our Partnership other than our General Partner’s right to dissolve our Partnership with the approval of a unit majority.

      The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.
      No Unit Holder Approval. Our General Partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal, or removal of partners in accordance with our partnership agreement;

•	a change that our General Partner determines, in its sole discretion, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the Operating Company nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our General Partner or its members, directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that in the discretion of our General Partner is necessary or advisable for the authorization of additional Partnership securities or rights to acquire Partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our General Partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that, in the discretion of our General Partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes; or

•	any other amendments substantially similar to any of the matters described in the clauses above.
      In addition, our General Partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our General Partner:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our General Partner deems to be in our best interest and the best interest of the limited partners;

•	are necessary or advisable for any action taken by our General Partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus/proxy statement or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.
      Opinion of Counsel and Unit Holder Approval. Our General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— Amendment of Our Partnership Agreement — No Unit Holder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.
      Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.
Merger, Contribution or Other Disposition of Assets
      Our partnership agreement generally prohibits our General Partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, contribute, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the contribution, exchange or other disposition of all or substantially all of the assets of our subsidiaries as a whole. Our General Partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our General Partner may also contribute all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.
      If conditions specified in our partnership agreement are satisfied, our General Partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unit holders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a contribution of substantially all of our assets or any other transaction or event.
Termination and Dissolution
      We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our General Partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of the Partnership;

•	the withdrawal or removal of our General Partner or any other event that results in it ceasing to be our General Partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor; or

•	at such time as there are no limited partners of the partnership, unless the partnership is continued in accordance with the DRLPA.
      Upon a dissolution under the penultimate clause, the holders of a majority of the outstanding common units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by having as general partner an entity approved by the holders of a majority of the outstanding common units.
Liquidation and Distribution of Proceeds
      Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our General Partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “— Cash Distribution Policy.” The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.
Withdrawal or Removal of Our General Partner
      Upon the withdrawal of our General Partner under any circumstances, other than as a result of a transfer by our General Partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected, but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution” above.
      Our General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 75% of the outstanding common units, including units held by our General Partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our General Partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 25% of the outstanding common units by our General Partner and its affiliates would give it the practical ability to prevent its removal.
      Our partnership agreement also provides that if our General Partner is removed under circumstances where cause does not exist and units held by our General Partner and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the minimum monthly distribution on the common units will be extinguished; and

•	our General Partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.
      In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest and incentive distribution rights for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase its general partner interest and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
      If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
      In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
Meetings; Voting
      Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unit holders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our General Partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our General Partner on behalf of noncitizen assignees, our General Partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.
      Our General Partner does not anticipate that any meeting of unit holders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unit holders may be taken either at a meeting of the unit holders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unit holders may be called by our General Partner or by unit holders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unit holders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unit holders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
      Each record holder of a common unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities” above. However, if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unit holders, calculating required votes, determining the presence of a quorum or for other similar purposes common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
      Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.
Status as Limited Partner
      Except as described above under “— Limited Liability” above, common units will be fully paid, and unit holders will not be required to make additional contributions.
Limited Call Right
      In the event our General Partner acquires beneficial ownership of at least 80% of our outstanding common units, then it will have the right, at its election, to purchase all of the other common units at their fair market value.
Indemnification
      Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our General Partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our General Partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

•	any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.
      Any indemnification under these provisions will only be out of our assets. Our General Partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.
Books and Reports
      Our General Partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
      We will furnish or make available to record holders of our common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
      We will furnish each record holder of a common unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided.

Our ability to furnish this summary information to our unit holders will depend on the cooperation of unit holders in supplying us with specific information. Every unit holder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
Right to Inspect Our Books and Records
      Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the Partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
      Our General Partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our General Partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

COMMON UNITS ELIGIBLE FOR FUTURE SALE
      The common units issued in the transaction will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly, except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.
      Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.
      We are not subject to any restriction on our ability to issue in the future additional equity securities. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. For further description of our ability to issue additional securities, please see “Description of Our Partnership Agreement — Issuance of Additional Securities.”
      Under our partnership agreement, our General Partner and its affiliates have the right to cause us to register under the Securities Act and state laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our General Partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unit holder. Our General Partner will continue to have these registration rights for two years following its withdrawal or removal as our General Partner. In connection with any registration of this kind, we will indemnify each unit holder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus/proxy statement. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described above, our General Partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

COMPARISON OF SRT UNIT HOLDERS’ AND COMMON UNIT HOLDERS’ RIGHTS
      Holders of SRT units will receive common units of the Partnership in the transaction. SRT is a Texas express trust and the Partnership is a limited partnership organized under the laws of the State of Delaware. The following is a summary of the material differences between (a) the current rights of SRT unit holders under Texas law and SRT’s trust agreement and (b) the current rights of the Partnership’s common unit holders under Delaware law and our partnership agreement.
      The following is a summary of all of the material differences between the rights of holders of SRT units as contrasted with the rights of holders of common units or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Texas and Delaware law as applicable and SRT’s and the Partnership’s constituent documents, which you are urged to read. Copies of SRT’s constituent documents have been filed with the SEC. To find out where you can get copies of these documents, see the section entitled “Where You Can Find More Information.” For a copy of the form of Amended and Restated Agreement of Limited Partnership of the Partnership that will be in effect upon the consummation of the transaction, see Annex A to this prospectus/proxy statement.

RIGHTS OF SRT UNIT HOLDERS	RIGHTS OF COMMON UNIT HOLDERS

Comparison of the Units
Each SRT unit evidences ownership of an undivided fractural beneficial interest in SRT.	Each common unit represents an undivided interest in the outstanding limited partner interests of the Partnership.

Approval Requirements
     Matters including, but not limited to,(i) sale of all or any portion of the mineral, royalty and other interests held by SRT other than if necessary to pay specific liabilities of SRT then due, (ii) removal of the trustee, (iii) appointment of a successor trustee and (iv) voluntary dissolution or termination of SRT require the affirmative vote of holders of more than 50% of the outstanding SRT units as of the voting record date.

No amendment may be made to the trust agreement that alters the rights of unit holders as against each other without the affirmative vote of the holders of 100% of the outstanding SRT units as of the voting record date. With respect to certain other matters, including (i) reducing or delaying distributions to unit holders, (ii) permitting the trustee to make an in kind distribution of mineral, royalty or other interests and (iii) altering the number of units, the affirmative vote of the holders of at least 80% of the outstanding SRT units as of the voting record date is required. No amendment may be made to the trust agreement unless and until consented to by the Trustee, provided that the Trustee must consent to a proposed amendment unless the amendment affects the Trustee’s own rights, duties and immunities.	Our partnership agreement generally provides that the approval of a “unit majority” is required for the following:

     (1) certain amendments to our partnership agreement;

     (2) merger of our Partnership or the contribution of all or substantially all of our assets; and

     (3) dissolution of our Partnership or reconstitution of our Partnership after dissolution.

     The approval of a majority of the common units, excluding common units held by the general partner and its affiliates is required (1) for transfer by general partner of its general partner interest to a third party, and (2) for a transfer of the incentive distribution rights to a third party prior to December 31, 2015.

Amendments to our partnership agreement may only be proposed by or with the consent of the general partner, which consent may be withheld in its sole discretion. Except in certain circumstances, including an amendment to enlarge the obligations of any limited partner (which requires the consent of such limited partner, except where the amendment affects a class and is approved by a majority of the class), amendments must be approved by the holders of a unit majority.

Meetings
     Meetings of the holders of SRT units may be called at any time by the trustee.

Additionally, the trustee must call a meeting of the unit holders upon receipt of a properly written request therefor signed by unit holders owning of record not less than ten percent in number of the then outstanding SRT units.	Meetings of the common unit holders may be called by the general partner or by common unit holders owning 20% or more of the outstanding common units of the class or classes for which a meeting is proposed, by delivering to the general partner a proper written request therefor. Within 60 days from receipt of such request or such greater time as is reasonably necessary, the general partner shall send notice of the meeting to the common unit holders. A meeting shall be held on a date not less than ten days nor more than 60 days after the notice of the meeting is mailed to common unit holders.

Notice
Written notice of meetings of the holders of SRT units must be given in person or by mail not more than 60 days nor less than 20 days before the date of such meeting to SRT unit holders of record at the close of business on a record date selected by the trustee, which record date shall not be more than 60 days before the date of such meeting.	Notice of a meeting must be given to the record holders of the class or classes of common units for which a meeting is proposed in writing by mail or other means of written communication not less than ten days nor more than 60 days before the meeting.

Quorum
The presence in person or by proxy of holders of SRT units holding a majority of the SRT units outstanding on the record date constitutes a quorum.	The holders of a majority of the outstanding common units of the class or classes for which a meeting has been called, represented in person or by proxy, shall constitute a quorum at a meeting of common unit holders of such class or classes unless any such action requires approval by holders of a greater percentage of such units, in which case the quorum shall be such greater percentage.

Approval of Business Combinations
SRT may not merge or consolidate with another entity.	A merger or consolidation of us requires the prior approval of the general partner. Approval of the holders of a unit majority is required unless the merger agreement includes a provision that if contained in an amendment to our partnership agreement would require the approval of a greater percentage, in which case such greater percentage approval is required.

Dissenters’ Rights
Holders of SRT units do not have dissenters’ rights.	Holders of common units do not have dissenters’ rights.

Election and Removal of Directors/ Trustees
The trustee may be removed, with or without cause, by the affirmative vote of holders of a majority of the SRT units represented at a duly called and held meeting of the SRT unit holders. A successor	Upon withdrawal of a general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a unit majority, trustee may be appointed by a majority vote. In the event that a successor trustee has not been appointed within 90 days, a successor trustee may be appointed by the Federal District Court for the Northern District of Texas (Dallas Division) upon the application of any unit holder.
may select a successor. Our general partner may not be removed unless the removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates and we receive an opinion of counsel that such removal would not result in a loss of the limited liability of any limited partner and certain tax matters. Any removal of the general partner is subject to the approval of a successor general partner by vote of a unit majority.

Limited Liability of Limited Partners and Holders of SRT Units
A unit holder is liable for a loss to SRT if, among other things, the unit holder has (i) misappropriated trust property, (ii) expressly consented to or participated in a breach of trust committed by the trustee, or (iii) failed to repay to SRT a distribution in excess of that to which the unit holder is entitled.	A limited partner who does not participate in the “control” of our business and acts in conformity with the provisions of our partnership agreement, generally is liable under Delaware law only for the amount of capital he is obligated to contribute to us for his common units plus his share of undistributed profits and assets. If the exercise of rights by a limited partner constitutes “participation in the control” of our business under Delaware law, the limited partner will be personally liable to persons who transact business with the Partnership reasonably believing, based on the limited partner’s conduct that the limited partner is a general partner.

Distributions to Unit Holders
Distributions of available cash to unit holders are payable on a monthly basis.	Distributions of available cash to common unit holders are payable on a monthly basis; however, under Delaware law, we cannot make a distribution to a partner, if after the distribution, all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the Partnership, would exceed the fair value of our assets.

Indemnification
The trustee (including its agents and employees) shall be indemnified by and receive reimbursement from the trust estate against and from any and all liability, expense, claim, damage or loss (including reasonable legal fees and expenses) incurred by it, except for such liability expense, claim, damage or loss arising from(i) the trustee’s own negligence, bad faith or fraud, and (ii) any loss resulting from the trustee’s expenses incurred in carrying out the administration of the trust in excess of compensation and reimbursement provided by the trust agreement.	Our partnership agreement provides for the indemnification of (i) the general partner, (ii) its affiliates, (iii) persons serving as members, partners, officers, directors or employees of the general partner, its affiliates or partners acting as a group with respect to acquiring, holding, voting or disposing of units or other partnership securities, and (iv) persons serving at the request of the general partner or its affiliates as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person, to the fullest extent permitted by law; provided that in each case the indemnitee acted in good faith and in a manner that such indemnitee reasonably believed to be in or (in the case of a person other than the general partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Indemnification will be made only out of the assets of the Partnership and the general partner shall not be personally liable.

Inspection of Books and Records
Each holder of SRT units and its duly authorized agents, attorneys and auditors have the right, at their own expense and during reasonable business hours, to examine, inspect and make audits of SRT and the records of the trustee for any proper purpose in reference thereto.	Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense:

     (1) obtain information regarding the status of the business and financial condition of the Partnership;

     (2) have furnished to him a list of the name and last known address of each partner;

     (3) obtain a copy of our tax returns;

     (4) obtain information relating to the value of property or services contributed by each partner;

     (5) have furnished to him copies of our partnership agreement and all amendments and powers of attorney; and

     (6) obtain any other information regarding our affairs as is just and reasonable.

The general partner may keep confidential from the limited partners (i) trade secrets or (ii) other information that the general partner in good faith believes is not in the best interests of the Partnership to disclose or will damage the Partnership or that the Partnership is required by law or by agreements with third parties to keep confidential.

Liquidity, Marketability and Restrictions on Transfers
The SRT units are traded on the NYSE under the symbol “SBR.” All SRT units are freely transferable, but no transfer shall be effective as against the trustee prior to entry on the records of the trustee upon surrender of the certificate therefor at the principal trust office of the trustee and compliance with such reasonable regulations as the trustee may prescribe.	We have applied to have our common units traded on the NYSE under the symbol “SBR” and will generally be freely tradable. However, to become a substituted limited partner of our Partnership, a transferee of common units must execute a transfer application and be admitted as a substituted limited partner by the general partner.

Anti-takeover Provisions
The trust agreement requires at least ten percent of the outstanding SRT units to call a meeting of unit holders.	The partnership agreement contains provisions intended to discourage a person or group from attempting to remove our General Partner or change management. The approval of holders of at least 66 2/3% of the outstanding common units (including units held by the general partner and its affiliates) is required to remove the general partner. The partnership agreement also generally provides that if at any time any unaffiliated person or group acquires in the aggregate beneficial ownership of 20% or more of any class of units outstanding, that person or group will lose voting rights on all of its units and the units will not be considered to be outstanding for purposes of notices, quorum voting and similar matters. The partnership agreement requires at least 20% of the outstanding units of the class for which a meeting is proposed to call a meeting.

Fiduciary Duties of the General Partner/ Trustee
     As reported by SRT in its the Form 10-K for the year ended December 31, 2004, the duties of the Trustee are specified in the SRT trust agreement and by the laws of the State of Texas. The basic function of the Trustee is to collect income from SRT’s properties, to pay out of SRT’s income and assets all expenses, charges and obligations, and to pay available income to SRT unit holders. Since the successor to the grantor of SRT has retained the executive rights with respect to the minerals included in SRT’s royalty properties and the right to receive any future bonus payments or delay rentals resulting from leases with respect to such minerals, the Trustee is not required to make any investment or operating decision with respect to the royalty properties.

     SRT has no employees. Administrative functions of SRT are performed by the Trustee.

     The Trustee has the discretion to establish a cash reserve for the payment of any liability that is contingent or uncertain in amount or that otherwise is not currently due and payable. The Trustee has the power to borrow funds required to pay liabilities of SRT as they become due and pledge or otherwise encumber SRT’s properties if it determines that the cash on hand is insufficient to pay such liabilities. Borrowings must be repaid in full before any further distributions are made to SRT unit holders. All distributable income of SRT is distributed on a monthly basis. The Trustee is required to invest any cash being held by it for distribution on the next distribution date or as a reserve for liabilities in certificates of deposit, United States government securities or repurchase agreements secured by United States government securities. The Trustee furnishes SRT unit holders with periodic reports.

The trust agreement grants the Trustee only such rights and powers as are necessary to achieve the purposes of SRT. The trust agreement prohibits the Trustee from engaging in any business, commercial or, with certain exceptions, investment activity of any kind and from using any portion of the assets of SRT to acquire any oil and gas lease, royalty or other mineral interest other than the royalty properties. The Trustee may sell SRT properties only	Our General Partner has a legal duty to manage us in a manner beneficial to our unit holders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our General Partner is owned and controlled by the Managing Member, the executive officers and governing board of managers of our Managing Member also have fiduciary duties to manage the business of the General Partner in a manner beneficial to it. Furthermore certain of the executive officers and members of the governing board of managers of the Managing Member also serve as executive officers or board members of other companies in the oil and natural gas industry; the Managing Member’s and the General Partner’s interest may diverge from the interests of our common unit holders; and we have entered into arrangements, and may enter into additional arrangements, with the Managing Member and its members, Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC, related to the provision of services and other matters.

Our partnership agreement contains provisions that waive or consent to conduct by our General Partner and our affiliates that reduce the obligations to which our General Partner would otherwise be held by state-law fiduciary duty standards. For example, the partnership agreement permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our General Partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner; provides that the General Partner is entitled to make other decisions in “good faith” if it reasonably believes that the decreases are in our best interests; generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unit holders or approval by the conflicts committee of the Managing Member’s governing board of managers, must be on terms no less favorable than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or as authorized by a vote of the SRT unit holders, or when necessary to provide for the payment of specific liabilities of SRT then due or upon termination of SRT. Pledges or other encumbrances to secure borrowings are permitted without the authorization of SRT unit holders if the Trustee determines such action is advisable. Any sale of SRT properties must be for cash unless otherwise authorized by the SRT unit holders or unless the properties are being sold to provide for the payment of specific liabilities of SRT then due, and the Trustee is obligated to distribute the available net proceeds of any such sale to the SRT unit holders.
resolution is “fair and reasonable,” the General Partner may consider the totality of the relationships among the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and provides that the General Partner and its managers, officers and affiliates will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions, unless there has been a final and nonappealable judgment by a court of competent jurisdiction determining that such person acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

As a result of these factors, conflicts of interest may arise in the future between us and our unit holders, on the one hand, and our General Partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our General Partner, see “Conflicts of Interest and Fiduciary Responsibilities.”

Material Investment Policies
In its 10-K for the year ended December 31, 2004, SRT reported that it was a passive entity that does not engage in active business. SRT’s trust agreement limits its activities to the receipt of revenues attributable to the royalties received from the legacy assets and the distribution of such royalties, after payment of trust expenses and liabilities, to SRT unit holders. The Trustee of SRT is precluded by the trust agreement from making any investment or operating decision with respect to the legacy assets or from acquiring new properties.	The overall strategy of the Partnership is to increase cash distributions per unit by increasing its proved reserves, production, cash flow and earnings. We intend to achieve this through a properly balanced program of monitoring the operations of its legacy assets; selective acquisition of additional proved oil and natural gas properties; managing and monitoring the operators of these newly acquired investment properties; utilizing, where appropriate, advanced technologies to increase production from these newly acquired investment properties; focusing on operational efficiency; and otherwise relying on the skill of its senior management team.

Compensation Payable to the General Partner/Trustee
As reported by SRT, total fees paid to the Trustee during the years ended December 31, 2002, 2003 and 2004, together with the amounts paid as the Trustees fee and the Trustee’s escrow agent fee, are as follows:	Had the compensation and distribution structure we are proposing as part of this transaction been in effect during these same periods, we estimate that our General Partner would have received the following payments:
Historical Trustee Fees	Pro Forma General Partner Payments

	For the year ended				For the year ended

	2004	2003	2002		2004	2003	2002

Trustee’s fee	$291,480	$288,221	$284,172	Salary and benefits	$1,050,000	$1,050,000	$1,050,000
Escrow Agent fee	874,438	864,652	852,520	Share of cash distributions	508,455	459,718	342,402

Total	$1,165,918	$1,152,873	$1,136,692	Total	$1,558,455	$1,509,718	$1,392,402

No assurances can be provided that the amounts reflected under salary and benefits above, will be consistent with actual expenses as we expand our operations and deploy our business model. Further, to the extent we distribute amounts above the minimum monthly distribution in the future, our General Partner will receive a disproportionate amount of that increase.

     Our General Partner will not receive any management fee other than its 1.25% general partner interest and its incentive distribution rights. Our General Partner and its affiliates will be reimbursed for expenses incurred on our behalf. These expenses include:

     • employee, officer and director compensation;

     • benefit costs; and

     • all other expenses incidental to the conduct of our business and allocable to us.

The General Partner will determine the expenses that are allocable to us in any reasonable manner determined by it.

Distributions to Unit Holders
The trust agreement provides for monthly distributions of cash received by the Trustee attributable to interests held by the Trustee, cash available for distribution as a result of the reduction or elimination of any reserve maintained by the Trustee and other cash receipts, reduced by the liabilities paid and cash used to establish or increase any reserve maintained by the Trustee.	Distributions of available cash to common unit holders are payable on a monthly basis. Available cash generally means all cash in hand at the end of the month less cash reserves established by our General Partner in its discretion for the proper conduct of business (including working capital reserves, administrative expenses and to provide funds for distributions to common unit holders and our General Partner over the next twelve months) plus cash on hand at the end of the month resulting from working capital borrowings made after the end of the month. Except for the special cash distribution, we do not anticipate that we will make any distributions from capital surplus, that is distributions from borrowings other than working capital borrowings, proceeds from sales of debt and equity securities or contributions or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets.

Distributions to General Partner/Trustee
     As reported in SRT’s 10-K for the year ended December 321, 2004, the Trustee beneficially held as of March 31, 2005 an aggregate of 201,227 SRT units in various fiduciary capacities, and it had shared voting and investment power with respect to 23,497 of such Units.
Holders of Units receive monthly distributions in accordance with the terms of the trust agreement.	To the extent that the available cash from operating surplus that is distributed in any month exceeds the levels specified below, the General Partner will participate in such excess by receiving more than 1.25% of such excess in respect of its incentive distribution rights (which is in addition to its 1.25% share of such excess distributions):

Monthly
Distribution
Amount of
Available Cash		Incentive	Common
From Operating		Distribution	Unit
Surplus*	GP	Rights	Holders

Up to and including $0.26380 per common unit	1.25%	—	98.75%
Above $0.26380 up to and including $0.2902 per common unit	1.25%	1.75%	97.00%
Above $0.29020 up to and including $0.34824 per common unit	1.25%	13.75%	85.00%
Above $0.34824 per common unit up to and including $0.40048 per common unit	1.25%	23.75%	75.00%
Above $0.40048 per common unit	1.25%	43.75%	55.00%

______________________________________________________________
* Note: The distribution amounts exclude any amounts in respect of common unit distribution arrearages.

          The way in which the distributions payable to our General Partner in respect of the incentive distribution rights is determined may encourage the Managing Member to cause us to use leverage to increase the return on its investments. Under certain circumstances, our use of leverage may increase the likelihood of default, which would adversely affect our common unit holders, including common unit holders considering this transaction, because payments in respect of our property interests would be subordinate to those of debt holders. Other key criteria related to determining appropriate investments and investment strategies, including the preservation of capital, might be under-weighted by the Managing Member if it were to focus disproportionately on maximizing the incentive distributions. Such a practice could result in the Managing Member causing us to invest in more high cash flow properties with a shorter reserve life than would otherwise be the case, which could affect our ability to pay distributions at expected levels over the long term.

          As described under the caption “Cash Distribution Policy — Reset Option” on page 99 of this prospectus/proxy statement, our General Partner has the right under specified circumstances prior to periods ending on December 31, 2008 to reduce the minimum monthly distribution and each of the target distribution levels. If our General Partner exercises such right, it could increase the likelihood that our General Partner would receive distributions in respect of its incentive distribution rights in future periods.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES
      The following discussion summarizes the material federal income tax consequences of the transaction, as well as the material federal income tax consequences that are applicable to owning common units received in the transaction. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Later changes in these authorities may cause the federal income tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to the Partnership.
      This section does not address all federal income tax matters affecting us or SRT unit holders. Moreover, this section applies to an SRT unit holder who is an individual citizen or resident of the United States and may not apply to a corporation, an estate, a trust, a nonresident alien or other SRT unit holders subject to specialized tax treatment, such as:

•	a dealer in securities or currencies;

•	a trader in securities who elects to use a mark-to-market method of accounting for his securities holdings;

•	a bank or financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person that acquires the SRT units in compensatory transactions;

•	a person holding SRT units as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a United States expatriate or former long-term resident;

•	a holder whose “functional currency” is not the United States dollar;

•	a regulated investment company, also referred to as a “mutual fund”;

•	a real estate investment trust (REIT);

•	an individual retirement account (IRA); or

•	a foreign person.
      Accordingly, we urge each SRT unit holder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences to him of the transaction and subsequent ownership or disposition of our common units received in the transaction. If an SRT unit holder is an entity classified as a partnership for federal income tax purposes, the tax treatment of each partner of such partnership generally will depend upon the status of the partner and upon the activities of the Partnership. A partner in a partnership that holds SRT units is encouraged to consult his own tax advisor.
      No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter that affects us or our prospective common unit holders. Instead, we will rely on opinions and advice of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unit holders and thus will be borne directly by our unit holders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied. All statements regarding matters of law and legal conclusions set forth below, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us and the General Partner. Statements of fact do not represent opinions of Andrews Kurth LLP.
      For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a common unit holder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales”);

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Common Unit Ownership — Section 754 Election”).

•	whether percentage depletion will be available to a common unit holder or the extent of the percentage depletion deduction available to any common unit holder (please read “— Tax Treatment of Operations — Depletion Deductions”);

•	whether the deduction under Section 199 of the Code will be available to common unit holders (please read “— Tax Treatment of Operations — Deduction for United States Production Activities”); and

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”).
      We strongly urge each SRT unit holder to consult with, and rely on, his own tax advisor in analyzing the federal income tax consequences to him of the transaction as well as the subsequent ownership and disposition of the common units received in the transaction in light of his own particular circumstances along with any tax consequences arising under the federal estate or gift tax laws or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty.
The Transaction

Federal Income Tax Consequences to SRT Unit Holders
      Subject to the discussion under “— Tax Consequences of Common Unit Ownership,” we will be treated as a partnership for federal income tax purposes. Each SRT unit holder that receives common units pursuant to the transaction will thus be treated as a partner of the Partnership.
      According to the public SEC filings of SRT, SRT received a private letter ruling from the IRS, dated May 2, 1983, pursuant to which SRT is classified as a grantor trust and not as an association taxable as a corporation for federal income tax purposes, and SRT has been treated as a grantor trust for federal income tax purposes. The following discussion is based upon the holding of that private letter ruling that SRT is a grantor trust and not an association taxable as a corporation. Except as discussed below with respect to cash received pursuant to the special cash distribution, no gain or loss will be recognized by an SRT unit holder as a result of the transfer of SRT units solely in exchange for common units pursuant to the transaction. Because SRT is treated as a grantor trust for federal income tax purposes, it is not subject to federal income tax as an entity separate from its beneficial owners. Thus, each SRT unit holder is considered to directly own a proportionate share of SRT’s assets as though SRT was not in existence. As a result of the receipt of a pro rata share of the special cash distribution, each SRT unit holder will be treated as selling a portion of his interest in each of SRT’s assets to the extent of the cash received from the special cash distribution. The amount of cash the SRT unit holder receives in the special cash distribution will be allocated among each of SRT’s assets considered to be owned by him in proportion to their respective fair market values. Gain or loss to the SRT unit holder resulting from the deemed sale of SRT’s assets will be determined by the amount of cash allocated to each of the assets less the SRT unit holder’s adjusted tax basis in each of the assets allocated to the portion of each of those assets considered sold. The SRT unit holder’s adjusted tax basis allocable to each of SRT’s assets considered sold by the unit holder will be equal to the unit holder’s adjusted tax basis in each asset multiplied by the amount of cash received with respect to that asset over the sum of the cash received and the fair market value of the common units received with respect to that asset. An SRT unit holder’s adjusted tax basis in each of SRT’s assets will be equal to the original cost or other basis of his SRT units multiplied by the fair market value of that asset over the fair market value of all of SRT’s assets as of the time of acquisition reduced by any depletion deductions with respect to that asset.
      Gain or loss on the sale of SRT units by a holder who is not a dealer with respect to such SRT units and who has a holding period for the SRT units of more than twelve months will be treated as long term capital gain or loss, except to the extent of depletion recapture amounts. Capital loss may offset capital gains and net capital loss may offset not more than $3,000 of ordinary income per taxable year in the case of individuals. Upon the deemed sale of a portion of an SRT unit holder’s interest in a depletable asset of SRT, a holder must treat as ordinary income his depletion recapture amount, which is an amount equal to the lesser of (i) the gain on that sale attributable to disposition of the depletable asset or (ii) the sum of the prior depletion deductions taken with respect to the depletable asset (but not in excess of the initial tax basis of such SRT units allocated to the depletable asset).

Information Reporting and Backup Withholding
      SRT unit holders may be subject, under some circumstances, to information reporting and possibly backup withholding with respect to the amount of cash received in the transaction unless they provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Any amount withheld under backup withholding rules is not an additional tax and may be refunded or credited against a unit holder’s federal income tax liability, so long as the required information is furnished to the IRS.

Tax Basis Information
      Because the federal income tax consequences of your ownership and disposition of common units will depend in part on your share of the tax bases of SRT’s assets at the time of the proposed transaction, we will request that each SRT unit holder provide us with information regarding his tax basis in SRT’s assets for federal income tax purposes as of the consummation of the proposed transaction. An SRT unit holder’s failure to provide us with the requested tax basis information may result in the character and amount of income, gains, loss and deductions we report to an SRT unit holder to differ from the character and amounts of such items had the requested tax basis information been provided. A unit holder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item we report on our tax return. Intentional or negligent disregard of this consistency requirement may subject a unit holder to substantial penalties.
Partnership Status
      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him by us. Distributions by a partnership to a partner generally are not taxable to the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.
      Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of any mineral or natural resources, including oil, natural gas, and products thereof. Other types of qualifying income include interest on any portion of a royalty that is treated as a debt instrument as well as other interest (other than from a financial business), dividends, gains from the sale or lease of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 1% of our current income will not be qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the General Partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that more than 90% of our current gross income will constitute qualifying income. The portion of our income that is qualifying income can change from time to time.
      No ruling has been or will be sought from the IRS, and the IRS has made no determination as to the status of the Partnership for federal income tax purposes or as to whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Andrews Kurth LLP. Andrews Kurth LLP is of the opinion, based upon the Code, applicable Treasury regulations, published revenue rulings and court decisions and the representations described below, the Partnership will be classified as a partnership for federal income tax purposes.
      In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and the General Partner. The representations made by us and the General Partner upon which Andrews Kurth LLP has relied include:

•	The Partnership will not elect to be treated as an association or corporation; and

•	For each taxable year, more than 90% of the Partnership’s gross income will be income that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.
      If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unit holders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to our unit holders and the General Partner so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
      If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unit holders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unit holder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unit holder’s tax basis in his common units or taxable capital gain after the unit holder’s tax basis in his common units is reduced to zero. Accordingly, treatment of us as a corporation would result in a material reduction in a unit holder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.
      The remainder of this section is based on Andrews Kurth LLP’s opinion that we will be treated as a partnership for federal income tax purposes.
Limited Partner Status
      Unit holders who have become limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes. Also, unit holders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of the Partnership for federal income tax purposes.
      A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to these common units for federal income tax purposes. Please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales.”

      Income, gain, deductions or losses would not appear to be reportable by a unit holder who is not a partner for federal income tax purposes, and any cash distributions received by a unit holder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These unit holders are urged to consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes.
Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income
      We will not pay any federal income tax. Instead, each of our unit holders will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether cash distributions are received by him. Consequently, we may allocate income to a unit holder even if he has not received a cash distribution from us. Each unit holder will be required to include in income his share of income, gain, loss and deduction for our taxable year ending with or within his taxable year.

Treatment of Distributions
      Our distributions to a unit holder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unit holder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. To the extent our distributions cause a unit holder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Tax Consequences of Common Unit Ownership — Limitations on Deductibility of Losses.”
      Any reduction in a unit holder’s share of our liabilities, if any, for which no partner, including the General Partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unit holder. A decrease in a unit holder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unit holder, regardless of his tax basis in his common units, if the distribution reduces his share of our “unrealized receivables,” including depletion and depreciation recapture and/or substantially appreciated “inventory items,” both as defined in the Code, and collectively, “Section 751 assets.” To that extent, he will be treated as having received his proportionate share of our Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unit holder’s realization of ordinary income. That income will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unit holder’s tax basis for the share of Section 751 assets deemed relinquished in the exchange.

Basis and Holding Period of Common Units
      A unit holder’s initial tax basis for his common units generally will equal the adjusted tax basis the unit holder had in the assets of SRT transferred to us in the transaction reduced by the adjusted tax basis of the portion of such assets sold with respect to the special cash distribution. That basis generally will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities, if any. That basis generally will be decreased, but not below zero, by our distributions to him, by his share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the adjusted tax basis of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities, if any, and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unit holder generally will have no share of our debt, if any, that is recourse to the General Partner, but will have a share of our nonrecourse liabilities, if any, generally based on his share of our profits. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

      A unit holder’s holding period for the portion of each common unit received that is attributable to capital assets of SRT or assets used by SRT in its business (as defined in Section 1231 of the Code) will include the unit holder’s holding period in these assets. The holding periods for the portion of each common unit attributable to other assets, such as inventory and receivables, if any, will begin on the date following the effective date of the transaction with respect to common units received in the transaction.

Limitations on Deductibility of Losses
      The deduction by a unit holder of his share of our losses will be limited to his tax basis in his common units and, in the case of an individual unit holder or a corporate unit holder, if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unit holder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unit holder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unit holder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limited factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unit holder can be offset by losses that were previously suspended by the at risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
      In general, a unit holder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, if any, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unit holder or can look only to the common units for repayment. A unit holder’s at risk amount will increase or decrease as the tax basis of his common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities, if any. Moreover, a unit holder’s at risk amount will decrease by the amount of the unit holder’s depletion deductions and will increase to the extent of the amount by which the unit holder’s percentage depletion deductions with respect to our property exceed the unit holder’s share of the basis of that property.
      The at risk limitation applies on an activity-by-activity basis, and in the case of oil and natural gas properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s oil and natural gas properties. It is uncertain how this rule is implemented in the case of multiple oil and natural gas properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a unit holder’s at risk limitation with respect to us. If a unit holder must compute his at risk amount separately with respect to each oil or gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his units as a whole.
      The passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or a unit holder’s salary or active business income. Moreover, although unclear, each oil or gas property may constitute a separate activity for purposes of the passive activity rules. Assuming that each oil or gas property is a separate activity, whenever we sell an oil or gas property to an unrelated party or abandon it, each unit holder will then be able to deduct any suspended passive activity losses attributable to that property, subject to the overall publicly traded partnership limitation. However, if we dispose of only part of our interest in a property, unit holders will be able to offset only their suspended passive activity losses attributable to that property against the gain on the disposition. Any remaining suspected passive activity losses will remain suspended. Notwithstanding whether a oil or natural gas property is a separate activity, passive losses that are not deductible because they exceed a unit holder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation rules. A unit holder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions
      The deductibility of a noncorporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense, if any, attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
      The computation of a unit holder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.
      Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unit holders. In addition, a unit holder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections
      If we are required or elect under applicable law to pay any federal, foreign, state or local income tax on behalf of any unit holder or the General Partner or any former unit holder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unit holder on whose behalf the payment was made. If the payment is made on behalf of a unit holder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unit holders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unit holder in which event the unit holder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction
      In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the General Partner and the unit holders in accordance with their percentage interests in us. At any time that particular distributions are made to common units or to the General Partner, gross income will be allocated to the recipients to the extent of these distributions. In general, if we have a net loss for the entire year, the loss will be allocated: first, to offset any prior profit allocations; second, to the unit holders pro rata until each unit has a capital account equal to sum of its unrecovered capital and the arrearages in payment of minimum monthly distributions; third, to the General Partner until its capital account is reduced to zero; fourth, to the unit holders pro rata until their capital accounts are reduced to zero; and fifth to the General Partner.

      Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the General Partner and certain unit holders referred to in this discussion as “contributed property.” In the event we issue additional common units or engage in certain other transactions in the future, Section 704(c) allocations will be made to all unit holders, including unit holders who receive common units in the transaction, to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, recapture income will be allocated to the extent possible to the unit holder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unit holders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.
      An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c), will generally be given effect for federal income tax purposes in determining a unit holder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unit holder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the unit holders in profits and losses;

•	the interests of all the unit holders in cash flow; and

•	the rights of all the unit holders to distributions of capital upon liquidation.
      Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Common Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unit holder’s distributive share of an item of income, gain, loss or deduction.

Treatment of Short Sales
      A unit holder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be a partner for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by him;

•	any cash distributions received by him with respect to those common units would be fully taxable; and

•	all of these distributions would appear to be treated as ordinary income.
      Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unit holder whose common units are loaned to a short seller. Therefore, unit holders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax
      Each unit holder will be required to take into account his share of any items of our income, gain, loss, deduction and tax preference for purposes of the alternative minimum tax. Unless an election is made to amortize IDCs over 60 months, in general, IDCs are a tax preference to the extent that the excess IDCs exceed 65% of the net income from oil and gas properties. Excess IDCs are the amount of IDCs from productive wells deducted in excess of the amount allowable if IDCs were deducted over 120 months. However, if you are not an integrated oil company, IDCs are not a tax preference except to the extent that the computed tax preference exceeds 40% of the alternative minimum taxable income determined by assuming this exception did not apply and without regard to the alternative tax net operating loss deduction. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unit holders are urged to consult with their tax advisors with respect to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates
      In general the highest effective federal income tax rate for individuals is currently 35% and the maximum federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election
      We will make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us, and it belongs only to the purchaser and not the other unit holders. Please also read, however, “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction” above. For purposes of this discussion, a unit holder’s inside basis in our assets has two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.
      Treasury regulations under Section 743 of the Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. We do not expect to own any material amounts of Section 167 property. Under our partnership agreement, we are authorized to take a position to preserve the uniformity of our common units even if that position is not consistent with these Treasury regulations. Please read “— Uniformity of Common Units.”
      Although Andrews Kurth LLP is unable to opine on the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as nonamortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unit holders. Please read “— Uniformity of Common Units.”
      A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election.
      The calculations involved in the Section 754 election are complex, and we will make them on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than tangible assets. We cannot assure you that the determinations made by us will not be successfully challenged by the IRS and the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election.
Tax Treatment of Operations

Accounting Method and Taxable Year
      We will use the year ending December 31 as our taxable year, and we will adopt the accrual method of accounting for federal income tax purposes. Each unit holder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unit holder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year, but before the close of his taxable year must include his allocable share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Depletion Deductions
      Subject to the limitations on deductibility of losses discussed above, unit holders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and natural gas interests that are not treated as a debt instrument for federal income tax purposes. Although the Code requires each unit holder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unit holders with information relating to this computation for federal income tax purposes.
      Percentage depletion is generally available with respect to unit holders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unit holder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unit holder from the property for each taxable year, computed without the depletion allowance. A unit holder that qualifies as an independent producer may deduct percentage depletion only to the extent the unit holder’s daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between crude oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.
      In addition to the foregoing limitation, the percentage depletion deduction otherwise available is limited to 65% of a unit holder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unit holder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.
      Unit holders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unit holder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unit holder’s share of the total adjusted tax basis in the property.
      All or a portion of any gain recognized by a unit holder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the unit holder of some or all of his common units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.
      The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury regulations relating to the availability and calculation of depletion deductions by the unit holders. Further, because depletion is required to be computed separately by each unit holder and not by the Partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unit holders for any taxable year. We encourage each prospective unit holder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs
      We will elect to currently deduct intangible drilling and development costs (referred to as “IDCs”). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.
      Although we will elect to currently deduct IDCs, each unit holder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unit holder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.
      Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to natural gas and oil wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in crude oil deposits and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unit holder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and gas products exceeding $5 million per year in the aggregate.
      IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unit holder of interests in us. Recapture is generally determined at the unit holder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any unrealized gain. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Deduction for United States Production Activities
      Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unit holders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such unit holder. The percentages are 3% for qualified production activities income generated in the years 2005 and 2006; 6% for the years 2007, 2008, and 2009; and 9% thereafter.
      Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.
      For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unit holder will aggregate his share of the qualified production activities income allocated to him from us with the unit holder’s qualified production activities income from other sources. Each unit holder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are only taken into account if and to the extent the unit holder’s share of losses and deductions from all of our activities is not disallowed by the basis rules, the at risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”
      The amount of a unit holder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages paid by the unit holder during the calendar year. Each unit holder is treated as having been allocated IRS Form W-2 wages from us equal to the lesser of either (i) the unit holder’s allocable share of our wages, or (ii) two times the applicable Section 199 deduction percentage of our qualified production activities income allocated to the unit holder plus any expenses incurred directly by the unit holder that are allocated to our qualified production activities for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unit holders.
      This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 Wages, or how such items are allocated by us to unit holders. Further, because the Section 199 deduction is required to be computed separately by each unit holder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unit holders. Each prospective unit holder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs
      The cost of acquiring oil and natural gas leaseholder or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “— Tax Treatment of Operations — Tax Basis, Depletion and Amortization.”

Geophysical Costs
      The cost of geophysical exploration must be capitalized as a lease acquisition cost if a property is (or may be) acquired or retained on the basis of data from such exploration. Otherwise, such costs generally may be deducted as ordinary expenses.

Operating and Administrative Costs
      Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses which are reasonable in amount.

Tax Basis, Depletion and Amortization
      The tax basis of our assets will be used for purposes of computing depletion and depreciation deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed to us and the tax basis established for that property will be borne by the unit holder that contributed the property to us. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”
      To the extent allowable, we may elect to use depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.
      If we dispose of depletable or depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depletion or depreciation previously deducted will be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unit holder who has taken depletion or depreciation deductions with respect to property owned by us may be required to recapture those deductions as ordinary income upon a sale of his common units in us. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”
      The costs incurred in the transaction must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be deducted or amortized, and as syndication expenses, which may not be deducted or amortized.

Valuation of Our Properties
      The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values and tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect the character and amount of items of income, gain, loss or deduction previously reported by the unit holders might change and unit holders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss
      Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unit holder’s tax basis for the common units sold. A unit holder’s amount realized will equal the sum of the cash and the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unit holder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.
      Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unit holder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than his tax basis in that common unit, even if the price is less than his original cost.
      Except as noted below, gain or loss recognized by a unit holder, other than a “dealer” in common units, on the sale or exchange of a common unit held for more than one year will generally be taxable as long-term capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than one year will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which may be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to “unrealized receivables” or to “inventory items” owned by us. The term “unrealized receivables” includes potential recapture items, including depletion and depreciation recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the sale of common units and may be recognized even if there is a net taxable loss realized on the sale of common units. Thus, a unit holder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income per taxable year in the case of individuals and may only be used to offset capital gain in the case of corporations.
      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations under Section 1223 of the Code allow a selling unit holder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred provided that he consistently uses that method for all subsequent sales or exchanges of common units. Thus, according to the ruling, a unit holder will be unable to select high or low basis common units to sell as would be the case with corporate stock but, under the Treasury regulations, may designate specific common units sold for purposes of determining the holding period of the common units transferred. A unit holder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.
      Provisions of the Code affect the taxation of some financial products and securities, including partnership interests such as the common units, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees
      In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among our unit holders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month (referred to as the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unit holders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unit holder transferring common units in the open market may be allocated income, gain, loss and deduction realized after the date of transfer.
      The use of this method may not be permitted under existing Treasury regulations. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of units. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of a unit holder’s interest, our taxable income or losses might be reallocated among our unit holders. We are authorized to revise our method of allocation between transferors and transferees, as well as among our unit holders whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury regulations.
      A unit holder who owns common units at any time during a month and who disposes of those common units prior to the record date set for a cash distribution for that month will be allocated items of our income, gain, loss and deductions attributable to that month, but will not be entitled to receive that cash distribution.

Notification Requirements
      A person who purchases common units is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to notify us of a purchase may lead to the imposition of substantial penalties.

Constructive Termination
      We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination of us will result in the closing of our taxable year for all unit holders. In the case of a unit holder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of any deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Common Units
      Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any nonuniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.”

      We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). This method is consistent with the Treasury regulations applicable to property depreciable under the accelerated cost recovery system or the modified accelerated cost recovery system, which we expect will apply to substantially all, if not all, of our depreciable property. We also intend to use this method with respect to property that we own, if any, depreciable under Section 167 of the Internal Revenue Code. We do not expect Section 167 to apply to a material portion, if any, of our assets. Please read “— Consequences of Common Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If we adopt this position, it may result in lower annual deductions than would otherwise be allowable to some unit holders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. We will not adopt this position if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unit holders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unit holders. Our counsel, Andrews Kurth LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”
Tax-Exempt Organizations and Other Investors
      Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. A significant portion of our income allocated to a unit holder that is a tax-exempt organization may be unrelated business taxable income (“UBTI”) and will be taxable to them.
      If the common units constitute “debt-financed property” within the meaning of Section 514(b) of the Code, then a portion of income received by a tax-exempt organization attributable to the common units will be treated as UBTI and thus will be taxable. Under Section 514(b) of the Code, “debt-financed property” is defined as any property which is held to produce income and with respect to which there is acquisition indebtedness. In general, a common unit will be treated as debt-financed property if a tax-exempt organization incurs debt to acquire a common unit or otherwise incurs or maintains a debt that would not have been incurred or maintained if the common unit had not been acquired, or if we incur debt, which we are allowed and expect to incur. We strongly urge each unit holder that is a tax-exempt organization to consult with, and rely on, its own tax advisor in analyzing the ownership of common units.
      A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income from certain permitted sources. Effective for taxable years of a regulated investment company beginning after October 22, 2004, the American Jobs Creation Act of 2004 generally treats income from the ownership of units in a “qualified publicly traded partnership” as income from a permitted source. We expect that we will meet the definition of a qualified publicly traded partnership. For taxable years of a regulated investment company beginning on or before October 22, 2004, very little of our income will be treated as derived from a permitted source.
      Unless a foreign unit holder properly certifies an exemption, we will withhold a federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from a foreign unit holder’s share of our gross income that is not effectively connected with our trade or business. After the Partnership engages in a trade or business, nonresident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction effectively connected with our trade or business and pay federal income tax at regular rates on their share of our net income or gain effectively connected with our trade or business. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made monthly of our taxable income effectively connected with our trade or business to foreign unit holders. Each foreign unit holder must obtain a taxpayer identification number from the IRS and submit that number to us on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
      In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unit holder is a “qualified resident.” In addition, this type of unit holder is subject to special information reporting requirements under Section 6038C of the Code.
      Under a ruling issued by the IRS, a foreign unit holder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that common unit to the extent the gain is effectively connected with a United States trade or business of the foreign unit holder. Apart from the ruling, special provisions of the federal income tax laws, referred to as “FIRPTA,” may result in tax to a unit holder that is a foreign person upon disposition of our common units if our common units are classified as U.S. real property interests under the FIRPTA rules. A unit holder that is a foreign person will not be taxed or subject to withholding upon the sale or disposition of a common unit if he has owned 5% or less in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters

Information Returns and Audit Procedures
      We intend to furnish to each unit holder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned earlier, to determine the unit holder’s share of income, gain, loss and deduction. We cannot assure you that any of those conventions will yield a result that conforms to the requirements of the Code, Treasury regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unit holders that the IRS will not successfully contend in court that these accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.
      The IRS may audit our federal income tax information returns. Adjustments resulting from any audit of this kind may require each unit holder to adjust a prior year’s tax liability, and possibly may result in an audit of that unit holder’s own return. Any audit of a unit holder’s return could result in adjustments not related to our returns as well as those related to our returns.

      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as our “Tax Matters Partner” for these purposes. Our partnership agreement appoints the General Partner as the Tax Matters Partner, subject to redetermination by our governing board from time to time.
      The Tax Matters Partner will make some elections on our behalf and on behalf of our unit holders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unit holders for items in our returns. The Tax Matters Partner may bind a unit holder with less than a 1% profits interest in us to a settlement with the IRS unless that unit holder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unit holders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unit holder having at least a 1% interest in profits or by any group of our unit holders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unit holder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, a unit holder will not have the right to participate in settlement conferences with the IRS or to seek a refund.
      A unit holder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unit holder to substantial penalties.

Nominee Reporting
      Persons who hold an interest in our Partnership as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is a person that is not a United States person, a foreign government or an international organization or any wholly owned agency or instrumentality of either of the foregoing, or a tax-exempt entity;

•	the amount and description of common units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-related Penalties
      An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
      More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of our unit holders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unit holders to make adequate disclosure on their returns to avoid liability for this penalty.
      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions
      If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “— Administrative Matters — Information Returns and Audit Procedures” above.
      Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.
      We do not expect to engage in any reportable transactions.
State, Local and Other Tax Considerations
      In addition to federal income taxes, you will be subject to other taxes, including foreign, state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unit holder is urged to consider their potential impact on his investment in us. We will initially own property in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas. Neither Texas nor Florida currently imposes a state income tax on individuals. We may also own property in other states in the future. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. A unit holder will likely be required, however, to file state income tax returns and to pay state income taxes in many of these states and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unit holder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unit holder’s income tax liability to the state, generally does not relieve a nonresident unit holder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unit holders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Common Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the General Partner anticipates that any amounts required to be withheld will not be material.
      It is the responsibility of each unit holder to investigate the legal and tax consequences, under the laws of pertinent foreign jurisdictions, states and localities, of his investment in us. Accordingly, we strongly recommend that each prospective unit holder consult, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unit holder to file all foreign, state and local, as well as United States federal tax returns that may be required of him. Andrews Kurth LLP has not rendered an opinion on the foreign, state or local tax consequences of an investment in us. The opinion that has been provided by Andrews Kurth LLP regarding tax matters will be promptly provided, without charge, to any person who submits such a request in writing to Sabine Production Partners, LP, 512 Main Street, Suite 1200, Fort Worth, Texas 76102.
INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS
      An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.
      The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.
      Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also Individual Retirement Accounts (IRAs) that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.
      In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that the General Partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
      The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things,

•	the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

•	the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the General Partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.
      Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point of the preceding paragraph.
      Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.
VALIDITY OF THE COMMON UNITS
      The validity of the common units has been passed upon for the Partnership by Andrews Kurth LLP, Dallas, Texas.
EXPERTS
      The financial statements of Sabine Production Partners, LP (a development stage company), as of June 1, 2005 and for the period from April 29, 2005 (inception) to June 1, 2005, and the balance sheet of Sabine Production Management, LLC (a development stage company) as of June 1, 2005, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Financial Statements	Page

Index to Financial Statements	F-1

Sabine Royalty Trust
Financial Information Concerning Sabine Royalty Trust	F-2
Audited Financial Statements of Sabine Royalty Trust at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 (reproduced from Annual Report on Form 10-K for the fiscal year ended December 31, 2004):

Statements of Assets, Liabilities and Trust Corpus	F-3
Statements of Distributable Income	F-3
Statements of Changes in Trust Corpus	F-3
Notes to Financial Statements	F-4
Statement of Fees and Expenses paid by Sabine Royalty Trust to Bank of America, N.A., as Trustee and Escrow Agent	F-11
 Unaudited Condensed Financial Statements of Sabine Royalty Trust at September 30, 2005 and December 31, 2004, and for the three and nine months ended September 30, 2005 and 2004 (reproduced from Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)

Financial Statements	F-13
Condensed Statements of Assets, Liabilities and Trust Corpus	F-14
Condensed Statements of Distributable Income	F-15
Condensed Statements of Changes in Trust Corpus	F-16
Notes to Condensed Financial Statements	F-17

Sabine Production Partners, LP
Financial Statements of Sabine Production Partners, LP as of September 30, 2005 (unaudited) and June 1, 2005 and for the periods from April 29, 2005 (inception) through September 30, 2005 (unaudited), June 2, 2005 to September 30, 2005 (unaudited), and from April 29, 2005 (inception) to June 1, 2005

Report of Independent Registered Public Accounting Firm	F-21
Balance Sheets	F-22
Statements of Operations	F-23
Statements of Partner’s Capital	F-24
Statements of Cash Flows	F-25
Notes to Financial Statements	F-26

Sabine Production Management, LLC
Balance Sheets of Sabine Production Management, LLC as of September 30, 2005 (unaudited) and June 1, 2005
Report of Independent Registered Public Accounting Firm	F-28
Balance Sheets	F-29
Notes to Balance Sheets	F-30

FINANCIAL INFORMATION CONCERNING SABINE ROYALTY TRUST
      The financial information concerning Sabine Royalty Trust, sometimes referred to as SRT, presented herein is taken from SRT’s Annual Report on Form 10-K for the year ended December 31, 2004, and Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2005 together with the notes related to such reports.
      SRT is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereby. In accordance therewith, SRT files reports and other information with the SEC, to which reference is made for detailed information and other information regarding SRT. Such reports and other information can be obtained by going to the SEC’s website at www.sec.gov. Copies of these reports and other information can also be inspected at the offices in the New York Stock Exchange at 230 Broad Street, New York, New York 10005. The SEC does not approve or disapprove or pass upon the accuracy or the adequacy of reports or other information filed with it. We were not involved in the preparation of SRT’s information and statements. We have no affiliation with SRT (other than a total of 500 SRT units that are owned by Gerald W. Haddock, Chairman and Office of the Chief Executive Officer of the Managing Member). We do not intend to furnish to common unit holders subsequent information with respect to SRT.

SABINE ROYALTY TRUST
FINANCIAL STATEMENTS
Statements of Assets, Liabilities and Trust Corpus

	December 31,

	2004	2003

Assets
Cash and short-term investments	$3,753,282	$4,247,094
Royalty interests in oil and gas properties less accumulated amortization of $21,235,652 (2004) and $21,087,234 (2003)	1,159,533	1,307,951

Total	$4,912,815	$5,555,045

Liabilities and Trust Corpus
Trust expenses payable	$249,308	$427,982
Other payables (Note 4)	140,432	426,070
Total liabilities	389,740	854,052
Trust Corpus (14,579,345 units of beneficial interest authorized and outstanding)	4,523,075	4,700,993

Total	$4,912,815	$5,555,045

Statements of Distributable Income

	Year Ended December, 31,

	2004	2003	2002

Royalty Income	$42,338,724	$38,761,739	$28,134,458
Interest Income	50,785	47,417	43,337

Total	42,389,509	38,809,156	28,177,795
General and administrative expenses (Note 6)	1,801,824	1,749,153	1,638,044

Distributable income	$40,587,685	$37,060,003	$26,539,751

Distributable income per unit (Basic and Assuming Dilution) (14,579,345 units) (Note 1)	$2.78	$2.54	$1.82

Distributions per unit (Note 3)	$2.79	$2.52	$1.88

Statements of Changes in Trust Corpus

	2004	2003	2002

Trust corpus, beginning of year	$4,700,993	$4,603,219	$5,677,097
Amortization of royalty interests	(148,418)	(184,950)	(221,506)
Distributable income	40,587,685	37,060,003	26,539,751
Distributions to unit holders (Note 3)	(40,617,185)	(36,777,279)	(27,392,123)

Trust corpus, end of year	$4,523,075	$4,700,993	$4,603,219

The accompanying notes are an integral part of these financial statements.

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

SABINE ROYALTY TRUST
NOTES TO FINANCIAL STATEMENTS

1.	Trust Organization and Provisions
      Sabine Royalty Trust (the “Trust”) was established by the Sabine Royalty Trust Agreement (the “trust agreement”), made and entered into effective as of December 31, 1982, to receive a distribution from Sabine Corporation (“Sabine”) of royalty and mineral interests, including landowner’s royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and any other similar, nonparticipatory interest, in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas (the “Royalties”).
      Certificates evidencing units of beneficial interest (the “Units”) in the Trust were mailed on December 31, 1982 to Sabine’s shareholders of record on December 23, 1982, on the basis of one Unit for each share of Sabine’s outstanding common stock. In May 1988, Sabine was acquired by Pacific Enterprises, a California corporation. Through a series of mergers, Sabine was merged into Pacific Enterprises Oil Company (USA) (“Pacific (USA)”), a California corporation and a wholly owned subsidiary of Pacific Enterprises, effective January 1, 1990. This acquisition and the subsequent mergers had no effect on the Units. Pacific (USA), as successor to Sabine, has assumed by operation of law all of Sabine’s rights and obligations with respect to the Trust. The Units are listed and traded on the New York Stock Exchange.
      In connection with the transfer of the Royalties to the Trust upon its formation, Sabine had reserved to itself all executive rights, including rights to execute leases and to receive bonuses and delay rentals. In January 1993, Pacific (USA) completed the sale of substantially all its producing oil and gas assets to a third party. The sale did not include executive rights relating to the Royalties, and Pacific (USA)’s ownership of such rights was not affected by the sale.
      Bank of America, N.A. (the “Trustee”), acts as trustee of the Trust. The terms of the trust agreement provide, among other things, that:

•	The Trust shall not engage in any business or commercial activity of any kind or acquire assets other than those initially transferred to the Trust.

•	The Trustee may not contribute all or any part of its assets unless approved by the holders of a majority of the outstanding Units in which case the sale must be for cash and the proceeds, after satisfying all existing liabilities, promptly distributed to Unit holders.

•	The Trustee may establish a cash reserve for the payment of any liability that is contingent or uncertain in amount or that otherwise is not currently due and payable.

•	The Trustee will use reasonable efforts to cause the Trust and the Unit holders to recognize income and expenses on monthly record dates.

•	The Trustee is authorized to borrow funds to pay liabilities of the Trust provided that such borrowings are repaid in full before any further distributions are made to Unit holders.

•	The Trustee will make monthly cash distributions to Unit holders of record on the monthly record date (see Note 3).
      Because of the passive nature of the Trust and the restrictions and limitations on the powers and activities of the Trustee contained in the trust agreement, the Trustee does not consider any of the officers and employees of the Trustee to be “officers” or “executive officers” of the Trust as such terms are defined under applicable rules and regulations adopted under the Securities Exchange Act of 1934.
      The proceeds of production from the Royalties are receivable from hundreds of separate payors. In order to facilitate creation of the Trust and to avoid the administrative expense and inconvenience of daily reporting

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

SABINE ROYALTY TRUST
NOTES TO FINANCIAL STATEMENTS — (Continued)
to Unit holders, the conveyances by Sabine of the Royalties located in five of the six states (Florida, Mississippi, New Mexico, Oklahoma, and Texas) provided for the execution of an escrow agreement by Sabine and the initial trustee of the Trust, in its capacities as trustee of the Trust and as escrow agent. The conveyances by Sabine of the Royalties located in Louisiana provided for the execution of a substantially identical escrow agreement by Sabine and a Louisiana bank in the capacities of escrow agent and of trustee under the name of Sabine Louisiana Royalty Trust. Sabine Louisiana Royalty Trust, the sole beneficiary of which is the Trust, was established in order to avoid uncertainty under Louisiana law as to the legality of the Trustee’s holding record title to the Royalties located in Louisiana. On December 31, 2001, Bank of America, N.A. assumed the duties as Trustee of the Sabine Louisiana Royalty Trust, since Louisiana law now permits an out-of-state bank to act in this capacity. Therefore, the trust now only has one escrow agent, which is the Trustee, and a single escrow agreement.
      Pursuant to the terms of the escrow agreement and the conveyances of the properties by Sabine, the proceeds of production from the Royalties for each calendar month, and interest thereon, are collected by the escrow agent and are paid to and received by the Trust only on the next monthly record date. The escrow agent has agreed to endeavor to assure that it incurs and pays expenses and fees for each calendar month only on the next monthly record date. The trust agreement also provides that the Trustee is to endeavor to assure that income of the Trust will be accrued and received and expenses of the Trust will be incurred and paid only on each monthly record date. Assuming that the escrow agreement is recognized for Federal income tax purposes and that the Trustee, as escrow agent is able to control the timing of income and expenses, as stated above, cash and accrual basis Unit holders should be treated as realizing income only on each monthly record date. The Trustee is treating the escrow agreement as effective for tax purposes. However, for financial reporting purposes, royalty and interest income are recorded in the calendar month in which the amounts are received by either the escrow agent or the Trust.
      Distributable income as determined for financial reporting purposes for a given quarter will not usually equal the sum of distributions made during that quarter. Rather, distributable income for a given quarter will approximate the sum of the distributions made during the last two months of such quarter and the first month of the next quarter.

2.	Accounting Policies

Basis of Accounting
      The financial statements of the Trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with accounting principles generally accepted in the United States of America:

•	Royalty income, net of severance and ad valorem taxes, and interest income are recognized in the month in which amounts are received by either the escrow agent or the Trust (see Note 1).

•	Trust expenses, consisting principally of routine general and administrative costs, include payments made during the accounting period. Expenses are accrued to the extent of amounts that become payable on the next monthly record date following the end of the accounting period. Reserves for liabilities that are contingent or uncertain in amount may also be established if considered necessary.

•	Royalties that are producing properties are amortized using the unit-of-production method. This amortization is shown as a reduction of Trust corpus.

•	Distributions to Unit holders are recognized when declared by the Trustee (see Note 3).

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

SABINE ROYALTY TRUST
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The financial statements of the Trust differ from financial statements prepared in conformity with accounting principles generally accepted in the United States of America because of the following:

•	Royalty income is recognized in the month received rather than in the month of production.

•	Expenses other than those expected to be paid on the following monthly record date are not accrued.

•	Amortization of the Royalties is shown as a reduction to Trust corpus and not as a charge to operating results.

•	Reserves may be established for contingencies that would not be recorded under accounting principles generally accepted in the United States of America.
      This comprehensive basis of accounting other than accounting principles generally accepted in the United States of America corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission, as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.

Use of Estimates
      The preparation of financial statements in conformity with the basis of accounting described above requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates.

Impairment
      The Trustee routinely reviews its royalty interests in oil and gas properties for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If an impairment event occurs and it is determined that the carrying value of the Trust’s royalty interests may not be recoverable, an impairment will be recognized as measured by the amount by which the carrying amount of the royalty interests exceeds the fair value of these assets, which would likely be measured by discounting projected cash flows.

New Accounting Standards
      SFAS No. 123R, “Accounting for Stock-Based Compensation” was issued in December 2004 and provides new implementation guidance for stock-based compensation accounting. This Statement is effective for public entities that do not file as small business issuers — as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Trust has no options or other stock-based instruments and accordingly, this new Standard will have no impact on the financial statements of the Trust.

Distributable Income Per Unit
      Basic distributable income per Unit is computed by dividing distributable income by the weighted average Units outstanding. Distributable income per Unit assuming dilution is computed by dividing distributable income by the weighted average number of Units and equivalent Units outstanding. The Trust had no equivalent Units outstanding for any period presented. Therefore, basic distributable income per Unit and distributable income per Unit assuming dilution are the same.

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

SABINE ROYALTY TRUST
NOTES TO FINANCIAL STATEMENTS — (Continued)

Federal Income Taxes
      The Internal Revenue Service has ruled that the Trust is classified as a grantor trust for Federal income tax purposes and therefore is not subject to taxation at the trust level. The Unit holders are considered, for Federal income tax purposes, to own the Trust’s income and principal as though no trust were in existence. Accordingly, no provision for Federal income tax expense has been made in these financial statements. The income of the Trust will be deemed to have been received or accrued by each Unit holder at the time such income is received or accrued by the Trust, which is on the record date following the end of each month, as discussed above in Note 1.

3.	Distributions to Unit Holders
      The amount to be distributed to Unit holders (“Monthly Income Amount”) is determined on a monthly basis. The Monthly Income Amount is an amount equal to the sum of cash received by the Trust during a monthly period (the period commencing on the day after a monthly record date and continuing through and including the next succeeding monthly record date) attributable to the Royalties, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. Unit holders of record as of the monthly record date (the fifteenth day of each calendar month, except in limited circumstances) are entitled to have distributed to them the calculated Monthly Income Amount for such month on or before 10 business days after the monthly record date. The Monthly Income Amount per Unit is declared by the Trust no later than 10 days prior to the monthly record date.
      The cash received by the Trust is primarily from purchasers of the Trust’s oil and gas production and consists of gross sales of production less applicable severance taxes. In September 2004, the Trust received a refund from the State of Oklahoma in the amount of $510,271. This refund represented taxes that were withheld from the proceeds of production from the Royalties and remitted to the State of Oklahoma by purchasers. Income taxes are not payable by the Trust, but are the responsibility of the individual Unit holders. Therefore the State of Oklahoma refunded the withheld taxes, and the refund was included as royalty income in the Trust’s October 2004 distribution.

4.	Other Payables
      Other payables consist of the following:

December 31,	2004	2003

Royalty receipts in suspense pending verification of ownership interest or title	$140,432	$426,070

Total	$140,432	$426,070

      The Trustee believes that these amounts represent an ordinary operating condition of the Trust and that they will be paid or released in the normal course of business.

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

SABINE ROYALTY TRUST
NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	Subsequent Events
      Subsequent to December 31, 2004, the Trust declared the following distributions:

Monthly Record Date	Payment Date	Distribution per Unit

January 18, 2005	January 31, 2005	$.23163
February 15, 2005	February 28, 2005	$.26140
March 15, 2005	March 29, 2005	$.20350

6.	General and Administrative Expenses
      General and administrative expenses for the years ended December 31, were as follows:

	2004	2003	2002

Trustee’s fee	$291,480	$288,221	$284,172
Escrow agent’s fee	874,438	864,652	852,520
Professional fees	264,216	182,745	144,741
Unit holders’ services fee	244,970	267,427	232,388
Other	126,720	146,108	124,223

Total General and Administrative Expenses	$1,801,824	$1,749,153	$1,638,044

7.	Quarterly Financial Data (Unaudited)
      The following table sets forth the royalty income, distributable income and distributable income per Unit of the Trust for each quarter in the years ended December 31, 2004 and 2003 (in thousands, except per Unit amounts):

	Royalty	Distribution	Distributable
Calendar Quarter	Income	Income	Income per Unit

2004
First Quarter	$9,709	$9,233	$0.63
Second Quarter	10,376	9,889	0.68
Third Quarter	11,984	11,612	0.80
Fourth Quarter	10,270	9,854	0.67

	$42,339	$40,588	$2.78

2003
First Quarter	$8,562	$8,050	$0.55
Second Quarter	11,552	11,071	0.76
Third Quarter	9,742	9,381	0.64
Fourth Quarter	8,906	8,558	0.59

	$38,762	$37,060	$2.54

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

SABINE ROYALTY TRUST
NOTES TO FINANCIAL STATEMENTS — (Continued)

8.	Supplemental Oil and Gas Information (Unaudited)

Reserve Quantities
      Information regarding estimates of the proved oil and gas reserves attributable to the Trust are based on reports prepared by DeGolyer and MacNaughton, independent petroleum engineering consultants. Estimates were prepared in accordance with Statement of Financial Accounting Standards No. 69 (“SFAS 69”) and the guidelines established by the Securities and Exchange Commission. Certain information required by SFAS 69 is not presented because that information is not applicable to the Trust due to its passive nature.
      Oil and gas reserve quantities (all located in the United States) are estimates based on information available at the time of their preparation. Such estimates are subject to change as additional information becomes available. Reserves actually recovered, and the timing of the production of those reserves, may differ substantially from original estimates. The following schedule presents changes in the Trust’s total proved reserves (in thousands):

	Oil	Gas
	(Barrels)	(Mcf)

January 1, 2002	5,430	37,489
Revisions of previous estimates	181	4,457
Production	(526)	(5,614)

December 31, 2002	5,085	36,332
Revisions of previous estimates	880	6,546
Production	(481)	(5,929)

December 31, 2003	5,484	36,949
Revisions of previous estimates	664	5,586
Production	(463)	(4,926)

December 31, 2004	5,685	37,609

      Estimated quantities of proved developed reserves of oil and gas as of the dates indicated were as follows (in thousands):

	Oil	Gas
	(Barrels)	(Mcf)

Proved developed reserves:
January 1, 2002	5,425	37,376
December 31, 2002	5,067	36,239
December 31, 2003	5,454	36,878
December 31, 2004	5,642	37,550

Disclosure of a Standardized Measure of Discounted Future Net Cash Flows
      The following is a summary of a standardized measure (in thousands) of discounted future net cash flows related to the Trust’s total proved oil and gas reserve quantities. Information presented is based upon a valuation of proved reserves by using discounted cash flows based upon current (at year end) oil and gas prices ($39.14 per bbl and $5.66 per Mcf, respectively) and severance and ad valorem taxes, if any, and economic conditions, discounted at the required rate of 10 percent. As the Trust is not subject to taxation at the trust level, no provision for income taxes has been made in the following disclosure. The impact of changes in

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

SABINE ROYALTY TRUST
NOTES TO FINANCIAL STATEMENTS — (Continued)
current prices on reserves could vary significantly from year to year. Accordingly, the information presented below should not be viewed as an estimate of the fair market value of the Trust’s oil and gas properties nor should it be viewed as indicative of any trends.

December 31,	2004	2003	2002

Future net cash inflows	$382,852	$324,013	$270,513
Discount of future net cash flows @10%	(188,623)	(155,206)	(132,058)

Standardized measure of discounted future net cash inflows	$194,229	$168,807	$138,455

      The change in the standardized measure of discounted future net cash flows for the years ended December 31, 2004, 2003 and 2002 is as follows (in thousands):

	2004	2003	2002

Standardized measure of discounted future net cash flows, January 1,	$168,807	$138,455	$86,115
Royalty income, net of severance and ad valorem taxes	(42,339)	(38,762)	(28,134)
Changes in prices, net of related costs	27,440	23,279	51,026
Revisions of previous estimates and other	23,440	31,989	20,836
Accretion of discount	16,881	13,846	8,612

Standardized measure of discounted future net cash flows, December 31,	$194,229	$168,807	$138,455

      Subsequent to year end, the price of both oil and gas continued to fluctuate, giving rise to a correlating adjustment of the respective standardized measure of discounted future net cash flows. As of February 25, 2005, the NYMEX posted oil price was approximately $50.95 per barrel, which compared to the posted price of $43.45 per barrel, used to calculate the worth of future net revenue of the Trust’s proved developed reserves, would result in a larger standardized measure of discounted future net cash flows for oil. As of February 25, 2005, the NYMEX posted gas price was $6.29 per million British thermal units. The use of such price, as compared to the posted price of $6.18 per million British thermal units, used to calculate the future net revenue of the Trust’s proved developed reserves would result in a larger standardized measure of discounted future net cash flows for gas.

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

STATEMENT OF FEES AND EXPENSES PAID BY
SABINE ROYALTY TRUST TO BANK OF AMERICA, N.A., AS TRUSTEE AND
ESCROW AGENT, FOR EACH OF THE THREE YEARS IN THE
PERIOD ENDED DECEMBER 31, 2004

	2004	2003	2002

Trustee’s fee	$291,480	$288,221	$284,172
Escrow agent’s fee	874,438	864,652	852,520

Total fees and expenses	$1,165,918	$1,152,873	$1,136,692

The accompanying notes are an integral part of these financial statements.
Notes
      1. Sabine Royalty Trust (the “Trust”) is an express trust formed under the laws of Texas by the Sabine Royalty Trust Agreement (the “trust agreement”) made and entered into effective as of December 31, 1982, between Sabine Corporation (“Sabine”), as trustor, and Bank of America, N.A. (the “Bank”), as successor trustee (the “Trustee”). Contemporaneously with the execution of the trust agreement, Sabine, the Trustee and the predecessor of the Bank, as escrow agent (the “Escrow Agent”), entered into an escrow agreement which establishes an escrow (the “Escrow”). Prior to distribution of units of beneficial interest (the “Units”) in the Trust to Sabine’s shareholders, Sabine transferred to the Trust royalty and mineral interests, including landowner’s royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and other similar, nonparticipatory interests, in certain producing and proved undeveloped oil and gas properties in six states (the “Royalty Properties”).
      In May 1988, Sabine was acquired by Pacific Enterprise (“Pacific”), a California corporation. Through a series of mergers, Sabine was merged into Pacific Enterprises Oil Company (USA) (“Pacific (USA)”), a California corporation and a wholly owned subsidiary of Pacific, effective January 1, 1990. This acquisition and the subsequent mergers had no effect on the Units. Pacific (USA), as successor to Sabine, has assumed by operation of law all of Sabine’s rights and obligations with respect to the Trust.
      The compensation agreement under the trust agreement provides for a “cost plus” fee payable to the Bank for all services rendered in its capacities as Trustee and as Escrow Agent. Generally, the fees payable to the Bank are calculated by dividing the expenses incurred by the Bank, as Trustee and as Escrow Agent, solely for services provided by the Bank in the administration of the Trust and the Escrow by seven-tenths (0.7). Professional and other noncontributing (out-of-pocket) expenses incurred by the Bank, as Trustee or as Escrow Agent, as the case may be, in the performance of its duties in the foregoing capacities are charged to the Trust or the Escrow, as the case may be, at cost. These expenses do not contribute to the fees payable to the Bank described above. Annually, the Trustee must estimate Trust and Escrow expenses contributing to the fee for the forthcoming year and publish this amount in the Trust’s first quarterly report to Unit holders. The Trustee can be penalized by forfeiture of reimbursement for part of its expenses if such expenses exceed the estimate. The Trustee also can earn a bonus by administering the Trust for total costs that are lower than the estimate. The Bank elected to forgo bonuses earned of $34,082, $22,118 and $38,308 in 2004, 2003 and 2002, respectively.
      2. Escrow Agent’s fees and Trustee’s fees consist of a profit margin plus all fully allocated costs incurred by the Bank, as Trustee and as Escrow Agent, in performing administrative services to the Trust as specified in the trust agreement. Allocated costs do not include any professional and related expenses paid to third parties.
      All costs incurred by the Bank in its capacities as Trustee and as Escrow Agent are accumulated in one account. Fees based thereon are allocated between the Trustee function and the Escrow Agent function according to the actual administrative services rendered by the Bank in each capacity. Any determinations by the Bank as to the allocation of the fee between the Trustee and the Escrow Agent are conclusive and binding

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

on the Unit holders and Pacific (USA), but in no event does the Bank’s allocation affect the aggregate fee payable to the Bank.
      3. The Statements of Fees and Expenses are prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Trust expenses include payments made during the accounting period. Expenses are accrued to the extent of amounts that become payable on the next monthly record date following the end of the accounting period. These statements differ from statements prepared in conformity with accounting principles generally accepted in the United States of America because expenses other than those expected to be paid on the following monthly record date are not accrued.
      This comprehensive basis of accounting other than accounting principles generally accepted in the United States of America corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission, as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.

Reproduced from Sabine Royalty Trust Annual Report on Form 10-K for the year ended December 31, 2004.

SABINE ROYALTY TRUST
Financial Statements
      The condensed financial statements included herein have been prepared by Bank of America, N.A. (as successor to NationsBank, N.A.), as Trustee (the “Trustee”) of Sabine Royalty Trust (the “Trust”), pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted pursuant to such rules and regulations, although the Trustee believes that the disclosures are adequate to make the information presented not misleading. The condensed financial statements of the Trust presented herein are unaudited except for the balances as of December 31, 2004, and, therefore are subject to year-end adjustments. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Trust’s latest annual report on Form 10-K. The December 31, 2004 balance sheet is derived from the audited balance sheet of that date. In the opinion of the Trustee, all adjustments necessary to present fairly the assets, liabilities and trust corpus of the Trust as of September 30, 2005, the distributable income for the three- and nine-month periods ended September 30, 2005 and 2004 and the changes in trust corpus for the nine-month periods ended September 30, 2005 and 2004, have been included. The distributable income for such interim periods is not necessarily indicative of the distributable income for the full year.

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005.

SABINE ROYALTY TRUST
Condensed Statements of Assets, Liabilities and Trust Corpus

		September 30,	December 31,
	Notes	2005	2004

		(Unaudited)
ASSETS
Cash and short-term investments		$4,532,527	$3,753,282
Royalty interests in oil and gas properties (less accumulated amortization of $21,343,361 and $21,235,652 at September 30, 2005 and December 31, 2004)		1,051,824	1,159,533

TOTAL		$5,584,351	$4,912,815

LIABILITIES AND TRUST CORPUS
Trust expenses payable		$152,634	$249,308
Other payables	4	253,338	140,432

		405,972	389,740
Contingencies	6	0	—
Trust corpus — 14,579,345 units of beneficial interest authorized, issued and outstanding		5,178,379	4,523,075

TOTAL		$5,584,351	$4,912,815

The accompanying notes are an integral part of these condensed financial statements.

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005.

SABINE ROYALTY TRUST
Condensed Statements of Distributable Income (Unaudited)

		Three Months Ended
		September 30,

	Notes	2005	2004

Royalty income		$13,695,105	$11,983,605
Interest income		48,075	13,960

Total		13,743,180	11,997,565
General and administrative expenses		(440,626)	(385,400)

Distributable income		$13,302,554	$11,612,165

Distributable income per unit (basic and assuming dilution) (14,579,345 units)	1, 3, 5	$.91	$.80

		Nine Months Ended
		September 30,

	Notes	2005	2004

Royalty income		$37,817,463	$32,068,710
Interest income		112,643	30,961

Total		37,930,106	32,099,671
General and administrative expenses		(1,644,950)	(1,365,000)

Distributable income		$36,285,156	$30,734,671

Distributable income per unit (basic and assuming dilution) (14,579,345 units)	1, 3, 5	$2.49	$2.11

The accompanying notes are an integral part of these condensed financial statements.

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005.

SABINE ROYALTY TRUST
Condensed Statements of Changes Trust Corpus (Unaudited)

		Nine Months Ended September 30,

	Note	2005	2004

Trust corpus, beginning of period		$4,523,075	$4,700,993
Amortization of royalty interests		(107,709)	(130,988)
Distributable income		36,285,156	30,734,671
Distributions	3	(35,522,143)	(30,300,401)

Trust corpus, end of period		$5,178,379	$5,004,275

Distributions per unit (14,579,345 units)	3	$2.44	$2.08

The accompanying notes are an integral part of these condensed financial statements.

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005.

SABINE ROYALTY TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1.	Trust Organization and Provisions
      Sabine Royalty Trust (the “Trust”) was established by the Sabine Corporation Royalty Trust Agreement (the “Trust Agreement”), made and entered into effective as of December 31, 1982, to receive a distribution from Sabine Corporation (“Sabine”) of royalty and mineral interests, including landowner’s royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and any other similar, nonparticipatory interests, in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas (the “Royalties”).
      Certificates evidencing units of beneficial interest (the “Units”) in the Trust were mailed on December 31, 1982 to Sabine’s shareholders of record on December 23, 1982, on the basis of one Unit for each share of Sabine’s outstanding common stock. In May 1988, Sabine was acquired by Pacific Enterprises (“Pacific”), a California corporation. Through a series of mergers, Sabine was merged into Pacific Enterprises Oil Company (USA) (“Pacific (USA)”), a California corporation and a wholly owned subsidiary of Pacific, effective January 1, 1990. This acquisition and the subsequent mergers had no effect on the Units. Pacific (USA), as successor to Sabine, has assumed by operation of law all of Sabine’s rights and obligations with respect to the Trust. The Units are listed and traded on the New York Stock Exchange.
      In connection with the transfer of the Royalties to the Trust upon its formation, Sabine had reserved to itself all executive rights, including rights to execute leases and to receive bonuses and delay rentals. In January 1993, Pacific (USA) completed the sale of substantially all its producing oil and gas assets to a third party. The sale did not include executive rights relating to the Royalties, and Pacific (USA)’s ownership of such rights was not affected by the sale.
      Bank of America, N.A. (the “Trustee”), acts as trustee of the Trust. The terms of the Trust Agreement provide, among other things, that:

•	The Trust shall not engage in any business or commercial activity of any kind or acquire assets other than those initially transferred to the Trust.

•	The Trustee may not sell all or any part of its assets unless approved by the holders of a majority of the outstanding Units in which case the sale must be for cash and the proceeds, after satisfying all existing liabilities, promptly distributed to Unit holders.

•	The Trustee may establish a cash reserve for the payment of any liability that is contingent or uncertain in amount or that otherwise is not currently due or payable.

•	The Trustee will use reasonable efforts to cause the Trust and the Unit holders to recognize income and expenses on monthly record dates.

•	The Trustee is authorized to borrow funds to pay liabilities of the Trust provided that such borrowings are repaid in full before any further distributions are made to Unit holders.

•	The Trustee will make monthly cash distributions to Unit holders of record on the monthly record date (see Note 3).
      Because of the passive nature of the Trust and the restrictions and limitations on the powers and activities of the Trustee contained in the Trust Agreement, the Trustee does not consider any of the officers and employees of the Trustee to be “officers” or “executive officers” of the Trust as such terms are defined under applicable rules and regulations adopted under the Securities Exchange Act of 1934.

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005.

SABINE ROYALTY TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
      The proceeds of production from the Royalties are receivable from hundreds of separate payors. In order to facilitate creation of the Trust and to avoid the administrative expense and inconvenience of daily reporting to Unit holders, the conveyances by Sabine of the Royalties located in five of the six states provided for the execution of an escrow agreement by Sabine and the initial trustee of the Trust, in its capacities as trustee of the Trust and as escrow agent. The conveyances by Sabine of the Royalties located in Louisiana provided for the execution of a substantially identical escrow agreement by Sabine and a Louisiana bank in the capacities of escrow agent and of trustee under the name of Sabine Louisiana Royalty Trust. Sabine Louisiana Royalty Trust, the sole beneficiary of which is the Trust, was established in order to avoid uncertainty under Louisiana law as to the legality of the Trustee’s holding record title to the Royalties located in Louisiana. The Trust now only has one escrow agent, which is the Trustee, and a single escrow agreement.
      Pursuant to the terms of the escrow agreement and the conveyances of the properties by Sabine, the proceeds of production from the Royalties for each calendar month, and interest thereon, are collected by the Trustee, as escrow agent, and are paid to and received by the Trust only on the next monthly record date. The Trustee, as escrow agent, has agreed to endeavor to assure that it incurs and pays expenses and fees for each calendar month only on the next monthly record date. The Trust Agreement also provides that the Trustee is to endeavor to assure that income of the Trust will be accrued and received and expenses of the Trust will be incurred and paid only on each monthly record date. Assuming that the escrow agreement is recognized for Federal income tax purposes and that the Trustee is able to control the timing of income and expenses, as stated above, cash and accrual basis Unit holders should be treated as realizing income only on each monthly record date. The Trustee is treating the escrow agreement as effective for tax purposes. However, for financial reporting purposes, royalty and interest income are recorded in the calendar month in which the amounts are received by either the escrow agent or the Trust.
      Distributable income as determined for financial reporting purposes for a given quarter will not usually equal the sum of distributions made during that quarter. Distributable income for a given quarter will approximate the sum of the distributions made during the last two months of such quarter and the first month of the next quarter.

2.	Accounting Policies

Basis of Accounting
      The financial statements of the Trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with accounting principles generally accepted in the United States of America (“GAAP”):

•	Royalty income, net of severance and ad valorem tax, and interest income are recognized in the month in which amounts are received by the Trust (see Note 1).

•	Trust expenses, consisting principally of routine general and administrative costs, include payments made during the accounting period. Expenses are accrued to the extent of amounts that become payable on the next monthly record date following the end of an accounting period. Reserves for liabilities that are contingent or uncertain in amount may also be established if considered necessary.

•	Royalties that are producing properties are amortized using the unit-of-production method. This amortization is shown as a reduction of Trust corpus.

•	Distributions to Unit holders are recognized when declared by the Trustee (see Note 3).

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005.

SABINE ROYALTY TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
      The financial statements of the Trust differ from financial statements prepared in conformity with accounting principles generally accepted in the United States of America because of the following:

•	Royalty income is recognized in the month received rather than in the month of production.

•	Expenses other than those expected to be paid on the following monthly record date are not accrued.

•	Amortization of the Royalties is shown as a reduction to Trust corpus and not as a charge to operating results.

•	Reserves may be established for contingencies that would not be recorded under accounting principles generally accepted in the United States of America.
      This comprehensive basis of accounting other than GAAP corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission, as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.

Use of Estimates
      The preparation of financial statements in conformity with the basis of accounting described above requires the Trustee to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates.

Impairment
      The Trustee routinely reviews the Trust’s royalty interests in oil and gas properties for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If an impairment event occurs and it is determined that the carrying value of the Trust’s royalty interests may not be recoverable, an impairment will be recognized as measured by the amount by which the carrying amount of the royalty interests exceeds the fair value of these assets, which would likely be measured by discounting projected cash flows.

Distributable Income per Unit
      Basic distributable income per Unit is computed by dividing distributable income by the weighted average Units outstanding. Distributable income per Unit assuming dilution is computed by dividing distributable income by the weighted average number of Units and equivalent Units outstanding. The Trust had no equivalent Units outstanding for any period presented. Therefore, basic distributable income per Unit and distributable income per Unit assuming dilution are the same.

Federal Income Taxes
      The Internal Revenue Service has ruled that the Trust is classified as a grantor trust for Federal income tax purposes and therefore is not subject to taxation at the trust level. The Unit holders are considered, for Federal income tax purposes, to own the Trust’s income and principal as though no trust were in existence. Accordingly, no provision for Federal income tax expense has been made in these financial statements. The income of the Trust will be deemed to have been received or accrued by each Unit holder at the time such income is received or accrued by the Trust (on the applicable monthly record date) if the escrow arrangement discussed in Note 1 to these financial statements is respected by the Internal Revenue Service. In the absence of the escrow arrangement, Unit holders would be deemed to receive or accrue income from production from

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005.

SABINE ROYALTY TRUST
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
the royalty properties (and interest income) on a daily basis, in accordance with their method of accounting, as the proceeds from production and interest thereon were received or accrued by the Trust. The Trustee is treating the escrow arrangement as effective for tax purposes and furnishes tax information to Unit holders on that basis.
      Each Unit holder should consult his tax advisor regarding Trust tax compliance matters.

3.	Distribution to Unit Holders
      The amount to be distributed to Unit holders (“Monthly Income Amount”) is determined on a monthly basis. The Monthly Income Amount is an amount equal to the sum of cash received by the Trust during a monthly period (the period commencing on the day after a monthly record date and continuing through and including the next succeeding monthly record date) attributable to the Royalties, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. Unit holders of record as of the monthly record date (the 15th day of each calendar month, except in limited circumstances) are entitled to have distributed to them the calculated Monthly Income Amount for such month on or before 10 business days after the monthly record date. The Monthly Income Amount per Unit is declared by the Trust no later than 10 days prior to the monthly record date.
      The cash received by the Trust from purchasers of the Trust’s oil and gas production consists of gross sales of production less applicable severance taxes.

4.	Payables
      Other payables consist primarily of royalty receipts suspended pending verification of ownership interest or title.
      The Trustee believes that these other payables represent an ordinary operating condition of the Trust and that such payables will be paid or released in the normal course of business.

5.	Subsequent Events
      Subsequent to September 30, 2005, the Trust declared the following distributions:

		Distribution
Monthly Record Date	Payment Date	per Unit

October 17	October 31	$.28446
November 15	November 29	$.34556

6.	Contingencies
      Contingencies related to the royalty properties that are unfavorably resolved would generally be reflected by the Trust as reductions to future royalty income payments to the Trust with corresponding reductions to cash distributions to Unit holders. The Trustee is aware of no such items as of November 4, 2005.

Reproduced from Sabine Royalty Trust Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Partners of Sabine Production Partners, LP:
      We have audited the accompanying balance sheet of Sabine Production Partners, LP, a Delaware limited partnership, (a development stage company) as of June 1, 2005 and the related statements of operations, partner’s capital and cash flows for the period from April 29, 2005 (inception) to June 1, 2005. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sabine Production Partners, LP as of June 1, 2005, and the results of its operations and its cash flows for the period from April 29, 2005 (inception) to June 1, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Fort Worth, Texas
July 20, 2005

SABINE PRODUCTION PARTNERS, LP
(a development stage company)
Balance Sheets

	September 30,	June 1,
	2005	2005

	(Unaudited)
Assets
Cash	$1,000	$1,000
Deferred securities issuance cost	699,743	57,134

Total assets	$700,743	$58,134

Partner’s Capital
Partner’s capital	$700,743	$58,134

	$700,743	$58,134

See accompanying notes to financial statements.

SABINE PRODUCTION PARTNERS, LP
(a development stage company)
Statements of Operations

	For the Period from		For the Period from
	April 29, 2005	For the Period from	April 29, 2005
	(Inception) to	June 2, 2005 to	(Inception) to
	September 30, 2005	September 30, 2005	June 1, 2005

	(Unaudited)	(Unaudited)
Revenue	$—	$—	$—

Expenses — start up and organizational costs	328,100	193,728	134,372

Net loss	$(328,100)	$(193,728)	$(134,372)

See accompanying notes to financial statements.

SABINE PRODUCTION PARTNERS, LP
(a development stage company)
Statements of Partner’s Capital
For the Periods from April 29, 2005 (Inception) to September 30, 2005

Cash contributions	$1,000
Noncash contributions	191,506
Deficit accumulated during the developmental stage — period from April 29, 2005 (inception) to June 1, 2005	(134,372)

Balance June 1, 2005	$58,134

Noncash contributions (unaudited)	$836,337
Deficit accumulated during the developmental stage — period from June 2, 2005 to September 30, 2005 (unaudited)	(193,728)

Balance September 30, 2005 (unaudited)	$700,743

See accompanying notes to financial statements.

SABINE PRODUCTION PARTNERS, LP
(a development stage company)
Statements of Cash Flows

	For the Period from		For the Period from
	April 29, 2005	For the Period from	April 29, 2005
	(Inception) to	June 2, 2005 to	(Inception) to
	September 30, 2005	September 30, 2005	June 1, 2005

	(Unaudited)	(Unaudited)
Net loss	$(328,100)	$(193,728)	$(134,372)
Adjustments to reconcile net loss to net cash used by operating activities — noncash start up and organizational costs	328,100	193,728	134,372

Net cash used by operating activities	—	—	—
Financing activities — cash contributions	1,000	—	1,000

Increase in cash and cash at end of period	$1,000	$—	$1,000

See accompanying notes to financial statements.

SABINE PRODUCTION PARTNERS, LP
(a development stage company)
NOTES TO FINANCIAL STATEMENTS
September 30, 2005 (Unaudited) and June 1, 2005
1.     Organization, Description of Business and Proposed Acquisition
      Sabine Production Partners, LP (the “Partnership”), a Delaware limited partnership, was formed on April 29, 2005 (inception) for the purpose of acquiring the legacy assets owned by Sabine Royalty Trust (“SRT”), and subsequently monitoring the legacy assets of SRT and using funds from available credit facilities and equity offerings to acquire oil and natural gas producing and developmental properties located in North America, primarily in the onshore, continental United States. The Partnership is currently a development stage company owned by Haddock Enterprises, LLC (“Haddock Enterprises”) and has not commenced operations.
      The Partnership’s ability to commence operations is contingent upon successful completion of a proposed transaction to acquire the legacy assets owned by SRT. The Partnership has proposed a transaction in which owners of SRT will voluntarily terminate and wind up SRT and the legacy assets of SRT would be contributed to the Partnership in exchange for an aggregate of 14,569,345 common units representing limited partnership interests in the Partnership. As part of the proposed transaction, SRT would distribute the Partnership’s common units acquired in the contribution and exchange transaction to the unit holders of SRT. Each SRT unit holder would receive, for each unit of SRT that the unit holder owns at the effective time of the distribution, one common unit of the Partnership.
      In conjunction with successful completion of the aforementioned acquisition, Sabine Production Operating, LLC, will be the sole member and manager of Sabine Production Management, LLC (the “General Partner”), the general partner of the Partnership. The General Partner will manage and control the Partnership through a 1.25% general partner interest.
      There can be no assurance that the proposed transaction will be consummated.
2.     Summary of Significant Accounting Policies

Basis of Presentation
      The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenues are recognized when earned, and expenses are recognized when incurred. The Partnership has selected December 31 as its fiscal year end.
      The unaudited financial statements of the Partnership as of and for the periods ended September 30, 2005 have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Partnership’s Management, the accompanying unaudited financial statements contain all of the adjustments necessary to present fairly the financial position of the Partnership as of September 30, 2005, and the results of operations and cash flows for the periods ended September 30, 2005. Operating results for the periods ended September 30, 2005 are not necessarily indicative of results that may be expected for the period from April 29, 2005 (inception) to December 31, 2005.

Deferred Securities Issuance Cost
      Incremental costs directly associated with the issuance of the Partnership’s common units to consummate the proposed transaction are being deferred pending completion of the proposed transaction. Upon completion of the proposed transaction, these costs will be charged against the gross proceeds received as a reduction of partners capital. In the event the proposed transaction is not consummated, the deferred securities issuance costs will be charged to expense.

SABINE PRODUCTION PARTNERS, LP
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Income Taxes
      No provision for income taxes is made in the Partnership’s financial statements because the taxable income or loss of the Partnership is included in the income tax returns of the individual partners. At September 30, 2005 (unaudited) and June 1, 2005, the tax basis of the Partnership’s assets was $1,000.

Estimates
      The preparation of the Partnership’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	Related Party Transactions
      Compensation and related benefit costs, attorneys’ fees and other out-of-pocket costs incurred on behalf of the Partnership by Haddock Enterprises and two other third parties who will be owners of the General Partner and related to start-up and organization of the Partnership and the proposed transaction have been recorded as noncash capital contributions by the Partnership. Such costs have been reported as start-up and organizational costs and deferred securities issuance costs in the accompanying financial statements. The deferred securities issuance costs of $699,743 (unaudited) at September 30, 2005 and $57,134 at June 1, 2005 are a noncash financing activity.
      The Partnership intends to make a special expense reimbursement distribution to the General Partner to reimburse the costs of the formation of the Partnership and consummation of the proposed transaction should the proposed transaction be completed. The General Partner estimates such costs will ultimately aggregate approximately $1,550,000 (unaudited). Payment of the special expense reimbursement distribution will occur after payment of cash distributions at a stipulated level for at least six full calendar quarters after completion of the proposed transaction.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Governing Board of Managers of the Managing Member of
Sabine Production Management, LLC:
      We have audited the accompanying balance sheet of Sabine Production Management, LLC, a Texas limited liability company, (a development stage company) as of June 1, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Sabine Production Management, LLC (a development stage company) as of June 1, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Fort Worth, Texas
July 20, 2005

SABINE PRODUCTION MANAGEMENT, LLC
(a development stage company)
Balance Sheets

	September 30,	June 1,
	2005	2005

	(Unaudited)
ASSETS
Subscription receivable	$—	$—

Total assets	$—	$—

MEMBER’S EQUITY
Member’s equity	$1,000	$1,000
Subscription receivable	(1,000)	(1,000)

Total member’s equity	$—	$—

See accompanying note to financial statements.

SABINE PRODUCTION MANAGEMENT, LLC
(a development stage company)
NOTES TO BALANCE SHEETS
September 30, 2005 (Unaudited) and June 1, 2005
1.     Organization and Nature of Operations
      Sabine Production Management, LLC (the “Company”) is a Texas limited liability company formed on April 29, 2005, to become the general partner of Sabine Production Partners, LP (the “Partnership”). The Company is a wholly owned subsidiary of Sabine Production Operating, LLC, the Managing Member of the Company. The Company is currently a development stage company, is authorized to issue 14,579,345 units to its members and has an additional 2,420,655 units reserved for issuance upon exercise of options that may be granted. The Company holds a subscription receivable of $1,000 at both September 30, 2005 (unaudited) and June 1, 2005 from its Managing Member for its initial capitalization.
      The Partnership, a newly formed development stage company, has proposed a transaction in which it would acquire the legacy assets owned by Sabine Royalty Trust (“SRT”) through the issuance of limited partnership units to the current unit holders of SRT. The Partnership’s ability to commence operations is contingent upon the successful completion of this proposed transaction.
      There can be no assurance the proposed transaction will be consummated.
2.     Option to Acquire Company Units
      The Company uses the intrinsic value method of accounting for share-based compensation transactions allowed under APB 25, Accounting for Stock issued to Employees, and related interpretations and, accordingly, does not recognize compensation cost based on the fair value of options granted at the grant date.
      The Company issued an option on May 31, 2005 to a member of the governing board of managers of the Managing Member to acquire 500,000 units of the Company. The option is vested and exercisable for a period of ten years at a price of $2.50 per unit.

ANNEX A
AMENDED AND RESTATED AGREEMENT OF
LIMITED PARTNERSHIP OF
SABINE PRODUCTION PARTNERS, LP

A-i

A-ii

A-iii

FORM OF
AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
SABINE PRODUCTION PARTNERS, LP
      THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF SABINE PRODUCTION PARTNERS, LP dated as of                     , 2005, is entered into by and among Sabine Production Management, LLC, a Delaware limited liability company, as the General Partner, and Haddock Enterprises, LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
      Section 1.1     Definitions.
      The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.
      “Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the estimated reserves, productive capacity, operating capacity or revenues of the Partnership Group from the estimated reserves, productive capacity, operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.
      “Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).
      “Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.
      “Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all deductions in respect of depletion that, as of the end of the year, are expected to be made to such Partner’s Capital Account in respect of the oil and gas properties of the Partnership (ii) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (iii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Unit, a Common Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Unit, Common Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Incentive Distribution Right or other interest was first issued.
      “Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).
      “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
      “Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.
      “Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).
      “Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall use such method as it deems appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.
      “Agreement” means this Amended and Restated Agreement of Limited Partnership of Sabine Production Partners, LP, as it may be amended, supplemented or restated from time to time.
      “Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.
      “Available Cash” means, with respect to any Calendar Month ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Calendar Month, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Calendar Month resulting from Working Capital Borrowings made subsequent to the end of such Calendar Month, less

(b) the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit or other needs of the Partnership Group) subsequent to such Calendar Month, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next 12 Calendar Months; provided, however, that the General Partner may not establish cash reserves pursuant to clause (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Monthly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Calendar Month; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Calendar Month but on or before the date of determination of Available Cash with respect to such Calendar Month shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Calendar Month if the General Partner so determines.
      Notwithstanding the foregoing, “Available Cash” with respect to the Calendar Month in which the Liquidation Date occurs and any subsequent Calendar Month shall equal zero.
      “Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).
      “Book-Down Event” means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).
      “Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.
      “Book-Up Event” means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).
      “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York or Texas shall not be regarded as a Business Day.
      “Calendar Month” means, unless the context requires otherwise, a calendar month, or, with respect to the first calendar month after the Closing Date, the portion of such calendar month after the Closing Date.
      “Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Unit, a Common Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Unit, Common Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Incentive Distribution Right or other Partnership Interest was first issued.
      “Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement, including, without limitation, property contributed pursuant to the Transfer and Exchange Agreement.
      “Capital Improvement” means any (a) addition, development or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the development or construction of new, capital assets (including, without limitation, the acquisition of interests (which may include working interests, royalty interests, overriding royalty interests, net profits interests, production payments and other interests) in oil and gas properties, infrastructure assets (such as pipelines, gathering systems, treatment facilities, processing plants and storage facilities) and related assets), in each case if such addition, development, improvement, acquisition or construction is made to increase the proved reserves, undeveloped leasehold acreage, inventory of exploitation prospects, production or operating capacity or revenues of the Partnership Group from the proved reserves, undeveloped leasehold acreage, inventory of exploitation prospects, production or operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction; provided that for the avoidance of doubt expenditures made to re-work, to employ secondary or tertiary recovery techniques or otherwise to enhance the production from, extend the productive life of, or increase the percentage of reserves in place recoverable from an existing oil or natural gas well, field, productive horizon shall not constitute a Capital Improvement.
      “Capital Surplus” has the meaning assigned to such term in Section 6.3(a).
      “Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, depletion (including Simulated Depletion), amortization and cost recovery deductions charged to the Partners’ and Assignees’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.
      “Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.
      “Certificate” means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.
      “Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.
      “Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.
      “Claim” has the meaning assigned to such term in Section 7.12(d).
      “Closing Date” means the first date on which Common Units are issued by the Partnership to SRT on behalf of the SRT unit holders pursuant to the provisions of the Transfer and Exchange Agreement.
      “Closing Price” has the meaning assigned to such term in Section 15.1(a).
      “Closing TU Value” means with respect to each Common Unit, the average closing sales price of a SRT trust unit for the 10 trading day period ending two trading days before the Closing Date, as reported by the New York Stock Exchange — Composite Transactions.
      “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.
      “Combined Interest” has the meaning assigned to such term in Section 11.3(a).
      “Commission” means the United States Securities and Exchange Commission.

      “Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement.
      “Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Calendar Month, the excess, if any, of (a) the Minimum Monthly Distribution with respect to a Common Unit in respect of such Calendar Month over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Calendar Month pursuant to Section 6.4(a)(i).
      “Conflicts Committee” means a committee of the governing board of managers of the managing member of the General Partner composed entirely of two or more managers who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required to serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted for trading.
      “Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.
      “Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Calendar Month, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Calendar Months ending on or before the last day of such Calendar Month over (b) the sum of any distributions theretofore made pursuant to Section 6.4(b) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Calendar Months).
      “Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).
      “Current Market Price” has the meaning assigned to such term in Section 15.1(a).
      “Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. Section 17-101 et seq., as amended, supplemented or restated from time to time, and any successor to such statute.
      “Departing Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.
      “Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.
      “Distribution Target” shall have the meaning assigned to such term in Section 6.10(a).
      “Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).
      “Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner the General Partner determines does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.
      “Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).
      “Exchange Offering” means the offering and issuance of Common Units pursuant to the Transfer and Exchange Agreement, as described in the Registration Statement.
      “First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(C).

      “First Target Distribution” means $0.29020 per Unit per Calendar Month (or, with respect to the Calendar Month in which the Closing Date occurs, it means the product of $0.29020 multiplied by a fraction of which the numerator is the number of days in the period from the Closing Date to the end of such Calendar Month, and of which the denominator is 30), subject to adjustment in accordance with Sections 6.6 and 6.9, and subject to reduction in accordance with Section 6.10.
      “General Partner” means Sabine Production Management, LLC, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).
      “General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.
      “General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.
      “Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.
      “Group Member” means a member of the Partnership Group.
      “Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.
      “Holder” as used in Section 7.12, shall have the meaning assigned to such term in Section 7.12(a).
      “Hypothetical Liquidation” means, as of any date, a hypothetical liquidation of the Partnership as of such date, assuming for purposes of any such hypothetical liquidation (i) that a sale of all of the assets of the Partnership occurs at prices equal to their respective fair market values as of such date and (ii) the net proceeds of such sale are distributed to the Partners pursuant to Section 12.4(c), and after the payment of all actual Partnership indebtedness, and any other liabilities related to the Partnership’s assets, limited, in the case of the hypothetical payment of non-recourse liabilities, to the collateral securing or otherwise available to satisfy such liabilities.
      “Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.
      “Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(c), (d), and (e).
      “Indemnified Persons” has the meaning assigned to such term in Section 7.12(d).

      “Indemnitee” means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Person described in any of the preceding clauses of this definition, and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.
      “Initial Common Unit” means a Common Unit issued pursuant to the Transfer and Exchange Agreement.
      “Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (in each case other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member; and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements. The issuance of Common Units pursuant to the Transfer and Exchange Agreement and the contribution to the Partnership pursuant to Section 5.2 shall not constitute an Interim Capital Transaction.
      “Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner in accordance with the terms of this Agreement and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case in such Person’s capacity as a limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including, without limitation, Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right, (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law.
      “Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including, without limitation, Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.
      “Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.
      “Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.
      “Merger Agreement” has the meaning assigned to such term in Section 14.1.
      “Minimum Monthly Distribution” means $0.26380 per Unit per Calendar Month (or with respect to the Calendar Month in which the Closing Date occurs, it means the product of $0.26380 multiplied by a fraction of which the numerator is the number of days in the period that commences on the Closing Date and ends at the end of such Calendar Month, and of which the denominator is 30), subject to adjustment in accordance with Sections 6.6 and 6.9, and subject to reduction in accordance with Section 6.10.

      “National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or The Nasdaq Stock Market or any successor thereto.
      “Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.
      “Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains and Simulated Losses and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.
      “Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains and Simulated Losses and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.
      “Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.
      “Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).
      “Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).
      “Non-Citizen Assignee” means a Person whom the General Partner has determined does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Limited Partner, pursuant to Section 4.9.
      “Nonrecourse Built-In Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(d)(i)(A), 6.2(d)(ii)(A) and 6.2(d)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.
      “Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

      “Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).
      “Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).
      “Operating Company” means SPP Operating, LP, a Texas limited partnership, and any successors thereto.
      “Operating Company Agreement” means the limited partnership agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.
      “Operating Expenditures” means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner’s good faith allocation between (i) the amounts paid for each and (ii) with respect to the part of such capital expenditures determined to be for other purposes, the period of which the capital expenditures for other purposes will be deducted as an Operating Expenditure in calculating Operating Surplus, shall be conclusive.
      “Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $5,000,000 plus all cash and cash equivalents of the Partnership Group (including cash to which the Partnership Group succeeds pursuant to the Transfer and Exchange Agreement) on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves established by the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.
      Notwithstanding the foregoing, “Operating Surplus” with respect to the Calendar Month in which the Liquidation Date occurs and any subsequent Calendar Month shall equal zero.
      “Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.
      “Organizational Limited Partner” means Haddock Enterprises, LLC, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.
      “Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then

Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the managing member of the General Partner.
      “Parity Units” means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to Sections 6.4(a) and 6.4(b) in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such (i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.
      “Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).
      “Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).
      “Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.
      “Partners” means the General Partner and the Limited Partners.
      “Partnership” means Sabine Production Partners, LP, a Delaware limited partnership, and any successors thereto.
      “Partnership Group” means the Partnership, the Operating Company and any Subsidiary of any such entity, treated as a single consolidated entity.
      “Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.
      “Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).
      “Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units and Incentive Distribution Rights.
      “Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units, 1.25% and, as to any Unit holder with respect to Units, the product obtained by multiplying (i) 98.75% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unit holder by (B) the total number of all Outstanding Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with

Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.
      “Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.
      “Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.
      “Pro Rata” means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners or Record Holders, as the case may be, apportioned among all Partners or Record Holders, as the case may be, in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.
      “Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.
      “Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.
      “Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.
      “Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.
      “Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.
      “Registration Statement” means the Registration Statement on Form S-4 (Registration No. 333-127203) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and issuance of the Common Units in the Exchange Offering.
      “Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unit holders holding Common Units, the excess of (a) the Net Positive Adjustments of the Unit holders holding Common Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Units), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Units for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

      “Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).
      “Reset Option” shall have the meaning assigned to such term in Section 6.10(a).
      “Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.
      “Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).
      “Second Target Distribution” means $0.34824 per Unit per Calendar Month (or, with respect to the Calendar Month in which the Closing Date occurs, it means the product of $0.34824 multiplied by a fraction of which the numerator is equal to the number of days in the period that commences on the Closing Date and ends at the end of such Calendar Month, and of which the denominator is 30), subject to adjustment in accordance with Sections 6.6 and 6.9, and subject to reduction in accordance with Section 6.10.
      “Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.
      “Service Agreements” means those Service Agreements, dated as of or subsequent to the Closing Date, among the General Partner, the Partnership and the Operating Company, on the one hand, and one or more of its Affiliates, on the other hand.
      “Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unit holders holding Common Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unit holders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.
      “Simulated Basis” means the Carrying Value of any oil and gas property (as defined in Section 614 of the Code).
      “Simulated Depletion” means, with respect to such oil and gas property, a depletion allowance computed in accordance with federal income tax principles (as if the Simulated Basis of the property were its adjusted tax basis) and in the manner specified in Treasury Regulation §1.704-1(b)(2)(iv)(K)(2). For purposes of computing Simulated Depletion with respect to any property, the Simulated Basis of such property shall be deemed to be the Carrying Value of such property, and in no event shall such Allowance, in the aggregate, exceed such Simulated Basis.
      “Simulated Gain” means the excess of the amount realized from the sale or other disposition of an oil or gas property over the Carrying Value of such property.
      “Simulated Loss” means the excess of the Carrying Value of an oil or gas property over the amount realized from the sale or other disposition of such property.
      “Special Approval” means approval by a majority of the members of the Conflicts Committee.
      “SRT” means Sabine Royalty Trust, an express trust formed under the laws of the State of Texas pursuant to a Royalty Trust Agreement, dated and entered into effective December 31, 1982.

      “SRT Assets” means all of the oil and gas properties and other assets transferred by Sabine Royalty Trust to the Partnership pursuant to the Transfer and Exchange Agreement.
      “Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.
      “Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).
      “Third Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).
      “Third Target Distribution” means $0.40048 per Unit Calendar Month (or, with respect to the Calendar Month in which the Closing Date occurs, it means the product of $0.40048, multiplied by a fraction of which the numerator is equal to the number of days in the period that commences on the Closing Date and ends at the end of such Calendar Month, and of which the denominator is 30), subject to adjustment in accordance with Sections 6.6 and 6.9, and subject to reduction in accordance with Section 6.10.
      “Trading Day” has the meaning assigned to such term in Section 15.1(a).
      “Transfer” has the meaning assigned to such term in Section 4.4(a).
      “Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.
      “Transfer and Exchange Agreement” means that certain Transfer and Exchange Agreement, dated as of the Closing Date, among the Partnership, Sabine Royalty Trust and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.
      “Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) Incentive Distribution Rights.
      “Unit holder” means the holders of Units.
      “Unit Majority” means at least a majority of the Outstanding Common Units.
      “Unpaid MMD” has the meaning assigned to such term in Section 6.1(c)(i)(B).
      “Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).
      “Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

      “Unrecovered Capital” means at any time, with respect to a Unit, the Closing TU Value less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.
      “U.S. GAAP” means United States Generally Accepted Accounting Principles consistently applied.
      “Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).
      “Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement requiring all such borrowings thereunder to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing Date) for an economically meaningful period of time.
      Section 1.2     Construction.
      Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation.
ARTICLE II
ORGANIZATION
      Section 2.1     Formation.
      The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Sabine Production Partners, LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.
      Section 2.2     Name.
      The name of the Partnership shall be “Sabine Production Partners, LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P., “LP,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.
      Section 2.3     Registered Office; Registered Agent; Principal Office; Other Offices.
      Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at The Corporation Trust Company and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be Corporation Trust Center, 1209 Orange St., Wilmington, Delaware 19801 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 512 Main Street, Suite 1200, Ft. Worth, Texas 76102 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.
      Section 2.4     Purpose and Business.
      The purpose and nature of the business to be conducted by the Partnership shall be to (a) submit the Transaction proposal (as defined in the Registration Statement) to the holders of SRT for their approval and, if approved, to enter into the Transfer and Exchange Agreement and commemorate the transactions contemplated thereby; (b) serve as a member of the Operating Company and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a member of the Operating Company or as a shareholder, member, partner or venturer of any other Group Member, as the case maybe pursuant to the Operating Company Agreement or applicable Group Member Agreement or otherwise, (c) engage directly in, or enter into or form, hold or dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Company is permitted to engage in by the Operating Company Agreement or that its subsidiaries are permitted to engage in by their limited liability company or partnership agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (d) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity (i) generates “qualifying income” (as such term is defined pursuant to Section 7704 of the Code) or a Subsidiary or a Partnership activity that generates qualifying income, (ii) enhances the operations of an activity of the Operating Company or (iii) does not affect the Partnership’s treatment as a partnership for Federal income tax purposes, and (e) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. The General Partner has no obligation or duty to the Partnership, the Limited Partners or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.
      Section 2.5     Powers.
      The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.
      Section 2.6     Power of Attorney.
      (a) Each Limited Partner hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited

Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.
      (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Limited Partner Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.
      Section 2.7     Term.
      The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.
      Section 2.8     Title to Partnership Assets.
      Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use its reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use its reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.
ARTICLE III
RIGHTS OF LIMITED PARTNERS
      Section 3.1     Limitation of Liability.
      The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.
      Section 3.2     Management of Business.
      No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.
      Section 3.3     Outside Activities of the Limited Partners.
      Subject to the provisions of Section 7.5 and the Service Agreements, if then in effect, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.
      Section 3.4     Rights of Limited Partners.
      (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.
      (b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).
ARTICLE IV
CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
REDEMPTION OF PARTNERSHIP INTERESTS
      Section 4.1     Certificates.
      Upon the Partnership’s issuance of Common Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Units and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership.
      Section 4.2     Mutilated, Destroyed, Lost or Stolen Certificates.
      (a) If any mutilated Certificate is surrendered to the Transfer Agent, the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.
      (b) The General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.
      If a Limited Partner fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.
      (c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.
      Section 4.3     Record Holders.
      The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Partnership Interest.
      Section 4.4     Transfer Generally.
      (a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Units to another Person who becomes a General Partner or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.
      (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.
      (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the stock, membership interests, partnership interests or other ownership interests in the General Partner.

      Section 4.5     Registration and Transfer of Limited Partner Interests.
      (a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.
      (b) Except as otherwise provided in Section 4.9, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.
      (c) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or amendment to this Agreement establishing such class or series, (v) any contractual provision(s) binding on any Limited Partner and (vi) provisions of applicable law, including the Securities Act, Limited Partner Interests (other than Incentive Distribution Rights, the transfer of which is subject to the restrictions in Section 4.7) shall be freely transferable.
      (d) The General Partner and its Affiliates shall have the right at any time to transfer their Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.
      Section 4.6     Transfer of the General Partner’s General Partner Interest.
      (a) Subject to Section 4.6(c) below, prior to December 31, 2015, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.
      (b) Subject to Section 4.6(c) below, on or after December 31, 2015, the General Partner may transfer all or any of its General Partner Interest (represented by General Partner Units) without Unit holder approval.
      (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest (represented by General Partner Units) to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.
      Section 4.7     Transfer of Incentive Distribution Rights.
      Prior to December 31, 2015, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unit holders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all the ownership interests in such holder. Any other transfer of the Incentive Distribution Rights prior to December 31, 2015 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2015, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unit holder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.
      Section 4.8     Restrictions on Transfers.
      (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).
      (b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.
      (c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.
THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF SABINE PRODUCTION PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF SABINE PRODUCTION PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE SABINE PRODUCTION PARTNERS LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF SABINE PRODUCTION PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE

NECESSARY TO AVOID A SIGNIFICANT RISK OF SABINE PRODUCTION PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.
      Section 4.9     Citizenship Certificates; Non-Citizen Assignees.
      (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner, the General Partner may request any Limited Partner to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner is not an Eligible Citizen, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10(a). In addition, the General Partner may require that the status of any such Limited Partner be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.
      (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.
      (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).
      (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10(a), such Non-citizen Assignee be admitted as a Limited Partner and, upon the approval of the General Partner, such Non-citizen Assignee shall be admitted as a Limited Partner and shall no longer constitute a Non-citizen Assignee and the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.
      Section 4.10     Redemption of Partnership Interests of Non-Citizen Assignees.
      (a) If at any time a Limited Partner fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Citizen, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) Upon surrender by or on behalf of the Limited Partner, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or his duly authorized representative shall be entitled to receive the payment therefor.

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.
      (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Citizen.
      (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.
ARTICLE V
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
      Section 5.1     Organizational Contributions.
      In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership of $12.50 for a 1.25% General Partner Interest in the Partnership and has been admitted as a General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership of $987.50 for a 98.75% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed; the initial Capital Contributions of the Organizational Limited Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-eight and seventy-five hundredths percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

      Section 5.2     Contributions by the General Partner and its Affiliates.
      (a) On the Closing Date, the General Partner shall be deemed to have contributed to the Partnership, as a Capital Contribution, all of its costs and expenses incurred or paid by or on behalf of the General Partner to consummate the transactions contemplated by the Transfer and Exchange Agreement, including, without limitation, the costs and expenses of preparing, filing with Commission and amending the Registration Statement, printing and mailing the definitive proxy statement/ prospectus included therein, soliciting the votes of holders of trust units of SRT and preparing, executing and, if appropriate, filing the definitive documents to effect the Transfer and Exchange Agreement, in exchange for (A) 184,549 General Partner Units representing a 1.25% General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (B) the Incentive Distribution Rights, and (C) the right to be reimbursed for certain costs and expenses incurred prior to the Closing Date in accordance with Section 7.4(d).
      (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Exchange Offering) the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest represented by General Partner Units, by (B) the excess of 100% over the General Partner’s Percentage Interest represented by General Partner Units, times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.
      Section 5.3     Contributions by Initial Limited Partners and Distributions to the General Partner and its Affiliates.
      (a) On the Closing Date and pursuant to the Transfer and Exchange Agreement, the trustee of SRT on behalf of SRT shall transfer to the Partnership all of the SRT Properties; in exchange the Partnership shall issue Common Units to the trustee of SRT in an amount equal to 14,579,345, the number of outstanding units of SRT.
      (b) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 14,579,345 and (ii) the Incentive Distribution Rights.
      Section 5.4     Interest and Withdrawal.
      No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.
      Section 5.5     Capital Accounts.
      (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, Simulated Gain, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss (including Simulated Depletion and Simulated Loss) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.
      (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts (including Simulated Depletion, Simulated Gain and Simulated Loss), the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner or member.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery, amortization and Simulated Depletion attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery, amortization and Simulated Depletion, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery, amortization and Simulated Depletion deductions shall be determined using any method that the General Partner may adopt.

(vi) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

      (c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.
      (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.
      (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.
      Section 5.6     Issuances of Additional Partnership Securities.
      (a) The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.
      (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.
      (c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.
      (d) No fractional Units shall be issued by the Partnership.
      Section 5.7     [Intentionally Omitted]
      Section 5.8     [Intentionally Omitted]
      Section 5.9     Limited Preemptive Right.
      Except as provided in this Section 5.9 and in Section 5.2(b), no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.
      Section 5.10     Splits and Combinations.
      (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.
      (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.
      (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.
      (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6(d) or this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).
      Section 5.11     Fully Paid and Non-Assessable Nature of Limited Partner Interests.
      All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such nonassessability may be affected by Section 17-607 of the Delaware Act.
ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS
      Section 6.1     Allocations for Capital Account Purposes.
      For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.
      (a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(v) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(v) for all previous taxable years;

(ii) Second, to the Unit holders, Pro Rata, in an amount equal to the aggregate Net Losses allocated to the Unit holders pursuant to Section 6.1(b)(iv) for all previous taxable years until the aggregate Net Income allocated to the Unit holders pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the Unit holders pursuant to Section 6.1(b)(iv) for all previous taxable years;

(iii) Third, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(iii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

(iv) Fourth, to the Unit holders, Pro Rata, in an amount equal to the aggregate Net Losses allocated to the Unit holders pursuant to Section 6.1(b)(ii) for all previous taxable years until the aggregate Net Income allocated to the Unit holders pursuant to this Section 6.1(a)(iv) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the Unit holders pursuant to Section 6.1(b)(ii) for all previous taxable years;

(v) Fifth, the balance, if any, to the General Partner and to the Unit holders, Pro Rata, in accordance with their respective Percentage Interests.

      (b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

(i) First, to the General Partner and to the Unit holders, Pro Rata, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(v) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unit holder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(ii) Second, to the Unit holders, Pro Rata, in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) any then existing Cumulative Common Unit Arrearage, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unit holder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(iii) Third, 100% to the General Partner until its Capital Account is reduced to zero;

(iv) Fourth, to the Unit holders, Pro Rata, in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to zero; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(iv) to the extent that such allocation would cause any Unit holder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

(v) Fifth, the balance, if any, 100% to the General Partner.
      (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, (i) 100% to all Unit holders, Pro Rata, in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to its Unrecovered Capital, then to the General Partner and to all Unit holders, Pro Rata in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Minimum Monthly Distribution for the Calendar Month during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a) with respect to such Common Unit for such Calendar Month (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MMD”) plus (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, (x) to the General Partner in accordance with its Percentage Interest, (y) 1.75% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unit holders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (C) until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MMD, plus (3) any then existing Cumulative Common Unit Arrearage plus (4) the excess of (aa) the First Target Distribution less the Minimum Monthly Distribution for each Calendar Month of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(c) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the “First Liquidation Target Amount”);

(D) Fourth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13.75% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unit holders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (D) until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Calendar Month of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(d) (the sum of (1) plus (2) is hereinafter defined as the “Second Liquidation Target Amount”);

(E) Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 23.75% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unit holders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (E) until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Calendar Month of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(e) (the sum of (1) plus (2) is hereinafter defined as the “Third Liquidation Target Amount”); and

(F) Finally, any remaining amount (x) to the General Partner in accordance with its Percentage Interest, (y) 43.75% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unit holders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (F).

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, to the Unit holders, Pro Rata, in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MMD, plus (3) any then existing Cumulative Common Unit Arrearage;

(B) Second, 100% to the General Partner until its Capital Account is reduced to zero;

(C) Third, to the Unit holders, Pro Rata, in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to zero; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(c)(ii)(C) to the extent that such allocation would cause any Unit holder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

(D) Fourth, the balance, if any, 100% to the General Partner.

      (d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unit holder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unit holders with respect to their Units (on a per Unit basis), then (1) each Unit holder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unit holder exceeds the distribution (on a per Unit basis) to the Unit holders receiving the smallest distribution and (bb) the number of Units owned by the Unit holder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to the product obtained by multiplying (aa) the quotient obtained by dividing (x) 1.25% by (y) 98.75% times (bb) the sum of the amounts allocated in clause (1) above.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year and (2) to the General Partner an amount equal to the product obtained by multiplying (aa) the quotient obtained by dividing (x) 1.25% by (y) 98.75% times (bb) the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or 6.1(d)(ii).

(v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests.

If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner

Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(x)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(x)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(x)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(x)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xi) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unit holders and the General Partner, or additional items of deduction and loss away from the Unit holders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unit holders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unit holders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unit holders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xi)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xi) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(C) In making the allocations required under this Section 6.1(d)(xi), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xi).

(xii) Simulated Depletion. Simulated depletion with respect to each separate oil and gas property shall be allocated to the Partners in proportion to their relative Percentage Interests at the time of acquisition of such property.
      Section 6.2     Allocations for Tax Purposes.
      (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

      (b) The deduction with respect to each separate oil and gas property (as defined in Section 614 of the Code, shall, in accordance with Section 613A(c)(7)(D) of the Code, be computed for federal income tax purposes separately by the Partners rather than the Partnership. Except as provided in Section 6.2(c)(iii), for purposes of such computation, the adjusted tax basis of each oil and gas property shall be allocated among the Partners in the same proportion as the Simulated Depletion attributable to such oil and gas is allocated pursuant to Section 6.1(d)(xii). Each Partner shall separately keep records of its share of the adjusted tax basis in each separate oil and gas property, adjust such share of the adjusted tax basis for any cost or percentage depletion allowable with respect to such property and use such adjusted tax basis in the computation of its cost depletion or in the computation of its gain or loss on the disposition of such property by the Partnership. Upon the request of the General Partner, each Limited Partner shall advise the General Partner of the adjusted tax basis of the Limited Partner in each separate oil and gas property and any depletion computed with respect thereto, both as computed in accordance with the provisions of this subsection. The General Partner may rely on such information, and if it is not provided by the Limited Partner, may make such reasonable assumptions as it shall determine with respect thereto.
      (c) Except as provided in Section 6.2(c)(iii), for the purposes of the separate computation of gain or loss by each Partner on the sale or disposition of each separate oil and gas property (as defined in Section 614 of the Code), the Partnership’s allocable share of the “amount realized” (as such term is defined in Section 1001(b) of the Code) from such sale or disposition shall be allocated for federal income tax purposes among the Partners as follows:

(i) first, to the extent such amount realized constitutes a recovery of the Simulated Basis of the property, to the Partners in the same proportion as the depletable basis of such property was allocated to the Partners pursuant to Section 6.2(b) (without regard to any special allocation of basis under Section 6.2(c)(iii));

(ii) second, the remainder of such amount realized, if any, to the Partners so that, to the maximum extent possible, the amount realized allocated to each Partner under this Section 6.2(c)(ii) will equal such Partner’s share of the Simulated Gain recognized by the Partnership from such sale or disposition.

(iii) The Partners recognize that with respect to Contributed Property and Adjusted Property there will be a difference between the Carrying Value of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, amortization, adjusted tax basis of depletable properties, amount realized and gain or loss with respect to such Contributed Property and Adjusted Property shall be allocated among the Partners to take into account the disparities between the Carrying Values and the adjusted tax basis with respect to such properties in accordance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations under those sections; provided, however, that any tax items not required to be allocated under Sections 704(b) or 704(c) of the Code shall be allocated in the same manner as such gain or loss would be allocated for Capital Account purposes under Section 6.1.

(iv) Any elections or other decisions relating to such allocations shall be made by the General Partner in any manner that reasonably reflects the purpose and intention of the Agreement.
      (d) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, except oil and gas property pursuant to Section 6.2(c), items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(d)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.
      (e) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(e) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.
      (f) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depletion, depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.
      (g) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.
      (h) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted in the manner determined by the General Partner to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.
      (i) Each item of Partnership income, gain, loss and deduction shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.
      (j) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.
      Section 6.3     Requirement and Characterization of Distributions; Distributions to Record Holders.
      (a) Within 30 days following the end of each Calendar Month commencing with the Calendar Month ending on the last day of the Calendar Month in which the closing occurs, an amount equal to 100% of Available Cash with respect to such Calendar Month shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Calendar Month. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.
      (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Calendar Month in which the Liquidation Date occurs, other than from borrowings described in clause (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.
      (c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.
      (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.
      Section 6.4     Distributions of Available Cash from Operating Surplus.
      Available Cash with respect to any Calendar Month that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

(a) First, to the General Partner and the Unit holders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Monthly Distribution for such Calendar Month;

(b) Second, to the General Partner and the Unit holders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then outstanding an amount equal to the Cumulative Common Unit Arrearage existing for such Calendar Month;

(c) Third, 97.00% to all Unit holders, Pro Rata, 1.75% to the holder(s) of the Incentive Distribution Rights, Pro Rata, and 1.25% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Monthly Distribution for such Calendar Month;

(d) Fourth, 85.00% to all Unit holders, Pro Rata, 13.75% to the holder(s) of the Incentive Distribution Rights, Pro Rata, and 1.25% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Calendar Month;

(e) Fifth, 75.00% to all Unit holders, Pro Rata, 23.75% to the holder(s) of the Incentive Distribution Rights, Pro Rata, and 1.25% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Calendar Month; and

(f) Thereafter, 55.00% to all Unit holders, Pro Rata, 43.75% to the holder(s) of the Incentive Distribution Rights, Pro Rata, and 1.25% to the General Partner;

provided, however, that if the Minimum Monthly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Calendar Month will be made solely in accordance with Section 6.4(f).
      Section 6.5     Distributions of Available Cash From Capital Surplus.
      Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 100% to all Unit holders, Pro Rata, until a hypothetical holder of a Common Unit issued to such Person on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Closing TU Value. Available Cash that is deemed to be Capital Surplus shall then be distributed to the General Partner and the Unit holders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.
      Section 6.6     Adjustment of Minimum Monthly Distribution and Target Distribution Levels.
      (a) The Minimum Monthly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages, Cumulative Common Unit Arrearages, Closing TU Value and Unrecovered Capital shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Monthly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Monthly Distribution, First Target Distribution, Second Target Distribution or Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.
      (b) The Minimum Monthly Distribution, First Target Distribution, Second Target Distribution or Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.
      Section 6.7     [Intentionally Omitted]
      Section 6.8     Special Provisions Relating to the Holders of Incentive Distribution Rights.
      Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (ii) be entitled to any distributions other than as provided in Sections 6.4(c), (d) and (e), and Section 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.
      Section 6.9     Entity-Level Taxation.
      If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes a Group Member to be treated as an association taxable as a corporation or otherwise subjects a Group Member to entity-level taxation for federal, state or local income tax purposes, the then applicable Minimum Monthly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Group Member for the taxable year of the Group Member in which such Calendar Month occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Group Member for the calendar year next preceding the calendar year in which such Calendar Month occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Group Member is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Group Member had been subject to such state and local taxes during such preceding taxable year.
      Section 6.10     Right of General Partner to Reduce Distribution Targets.
      (a) Notwithstanding anything contained in Article XIII, but subject to the other subsections of this Section 6.10, the General Partner shall have the option (the “Reset Option”), exercisable on one occasion effective prior to December 31, 2008, to reduce, effective from and after the effective date of exercise, the amount (or amounts) or each, of some or all of the Minimum Monthly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution (each a “Distribution Target”) in effect as of the Closing Date (as adjusted in accordance with Sections 6.6 and 6.9). The General Partner shall have the right, for up to 10 calendar days after the Operating Surplus for a period referred to in Section 6.10(b)(ii)(A) has been determined, to elect to exercise the Reset Option effective in respect of such period.
      (b) If the General Partner elects to exercise the Reset Option, the amount of each Distribution Target immediately after giving effect to such exercise shall not be less than the product of (i) the amount of such Distribution Target immediately prior to giving effect to exercise of the Reset Option times (ii) a fraction, of which (A) the numerator equals the average monthly Operating Surplus attributable to the Partnership’s business for whichever of the following periods is chosen by the General Partner: (i) the 12 full calendar months commencing immediately after the Closing Date; (ii) the calendar year ended December 31, 2007; or (iii) the calendar year ended December 31, 2008, and (B) of which the denominator equals the average distributable income per month attributable to the SRT Assets for the twelve month period ended October 31, 2005, which shall be deemed to equal the quotient of (i) the total distributable income of SRT for twelve month period ended October 31, 2005 as reported in SRT’s periodic reports filed with the Commission divided by (ii) 12. If the General Partner exercises the Reset Option, the Distribution Targets shall be adjusted as described in the immediately preceding sentence and such adjusted Distribution Targets shall be effective as of the Calendar Month that commences immediately after the effective date of the exercise by the General Partner of the Reset Option, which effective date shall be deemed to be the last day of the calendar month ending at the end of the period described in Section 6.10(b)(ii)(A) in respect of which the Reset Option is exercised.
      (c) Absent fraud, intentional or manifest error, or gross negligence, all calculations, determinations, judgments and decisions made by the General Partner in connection with or as a result or consequence of the exercise of the Reset Option shall be final and binding upon the Unit holders.

ARTICLE VII
MANAGEMENT AND OPERATION OF BUSINESS
      Section 7.1     Management.
      (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group and the Partners;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.
      (b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Registration Statement, the Operating Company Agreement, any other Group Member Agreement, the Service Agreements, the Transfer and Exchange Agreement, and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.
      Section 7.2     Certificate of Limited Partnership.
      The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.
      Section 7.3     Restrictions on the General Partners’ Authority.
      (a) Except as otherwise provided in this Agreement, the General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing

Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.
      (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination or sale of ownership interests of the Partnership’s Subsidiaries) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Company without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a member or limited partner of any Group Member, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.
      Section 7.4     Reimbursement of the General Partner.
      (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.
      (b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. To the extent the Partnership is obligated to reimburse the General Partner for expenses pursuant to this Section 7.4(b), such reimbursements may be offset against any Capital Contributions to the Partnership that the General Partner is obligated to make pursuant to Section 5.2(b).
      (c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest (represented by General Partner Units) pursuant to Section 4.6.
      (d) Not earlier than the date that the distribution of Available Cash constituting Operating Surplus is paid pursuant to Section 6.4 in respect of the final calendar month of the sixth calendar quarter following the Closing Date, the Partnership will make a special cash distribution of Available Cash from Operating Surplus (the “Special Distribution”) to the General Partner to reimburse it for out-of-pocket expenses advanced by or on behalf of the General Partner in connection with the formation and organization of the Partnership and related entities, costs of preparation, filing and distribution of the Registration Statement and the proxy statement/ prospectus included therein, solicitation costs, closing costs, and other expenses incurred in connection with the performance and consummation of the Transfer and Exchange Agreement; provided, however, neither the Special Distribution nor any portion thereof shall be paid unless the Partnership has distributed (or set aside for distribution) in respect of such calendar month Available Cash from Operating Surplus in an amount per Common Unit of not less than the First Target Distribution (excluding any amount in respect of Common Unit Arrearages). Any amounts of the Special Distribution not paid in full to the General Partner as of the distribution date for the calendar month specified in the preceding sentence shall remain unpaid and shall be carried forward and payable on the date distributions are paid pursuant to Section 6.4 for each successive calendar month until the Special Distribution has been paid in full. No interest or similar charge shall be added to the aggregate amount of the unpaid portion of the Special Distribution.
      Section 7.5     Outside Activities.
      (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Company is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) shall not, and shall cause its Affiliates not to, engage in any business in direct competition with the business of the Partnership.
      (b) Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC and their Affiliates may enter into the Service Agreements, which agreements will set forth, among other matters, restrictions on the ability of such Persons to engage in any business in direct competition with the business of the Partnership.
      (c) Except as specifically restricted by Section 7.5(a) and the Service Agreements, if in effect, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement or the partnership relationship established hereby in any business ventures of any Indemnitee.
      (d) Subject to the terms of Sections 7.5(a), 7.5(b) and 7.5(c) and of the Service Agreements (if in effect), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner’s fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership Group either under this Agreement or as a result of any duty expressed or implied by law.
      (e) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them.
      (f) The term “Affiliates” when used in Sections 7.5(a) and 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.
      Section 7.6     Loans From the General Partner; Loans or Contributions From the Partnership; Contracts With Affiliates; Certain Restrictions on the General Partner.
      (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member). No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners.
      (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established that the General Partner determines to be fair and reasonable; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner’s financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner and shall not create any right or benefit in favor of any Group Member or any other Person.
      (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as General Partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).
      (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

      (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Transfer and Exchange Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.
      (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.
      (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.
      Section 7.7     Indemnification.
      (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Transfer and Exchange Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.
      (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.
      (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited

Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.
      (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.
      (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.
      (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.
      (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.
      (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.
      (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
      Section 7.8     Liability of Indemnitees.
      (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter resulting in such losses or liabilities, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.
      (b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.
      (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.
      (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership’s and General Partner’s directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
      Section 7.9     Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duty.
      (a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Company, any other Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Conflicts Committee at the time it gave its approval), (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is “fair and reasonable” to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines appropriate under the circumstances. If Special Approval is not sought and the managing member of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the managing member of the General Partner acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or in equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement.
      (b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or in equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.
      (c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or in equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity.
      (d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.
      (e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.
      (f) The Unit holders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.
      Section 7.10     Other Matters Concerning the General Partner.
      (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.
      (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.
      (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.
      (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.
      Section 7.11 Purchase or Sale of Partnership Securities.
      The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.
      Section 7.12 Registration Rights of the General Partner and its Affiliates.
      (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at any time but may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a) and Section 7.12(c); and provided further, however, that if the Conflicts Committee determines that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than three months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) or Section 7.12(b) not to be utilized more than twice in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all commercially reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to the first sentence of this Section 7.12(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
      (b) If any Holder holds Partnership Securities that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such shelf registration statement have been sold, a “shelf” registration statement covering the Partnership Securities specified by the Holder on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to Section 7.12(a) and this Section 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to suspend such offering or use for a period of not more than three months after receipt of the Holder’s request, such right pursuant to Section 7.12(a) or this Section 7.12(b) not to be utilized more than twice in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all reasonable efforts to keep the shelf registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any shelf registration pursuant to this Section 7.12(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such shelf registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such shelf registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
      (c) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan or registration statement on Form S-4 (or any successor form)), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the securities of the Holder once the registration statement is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(c) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
      (d) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(d) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.
      (e) The provisions of Section 7.12(a), Section 7.12(b), and Section 7.12(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a General Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(d) shall continue in effect thereafter.
      (f) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Partnership Securities with respect to which such registration rights are being assigned; and (ii) such transferee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.
      (g) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.
      Section 7.13 Reliance by Third Parties.
      Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such

Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.
ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTS
      Section 8.1 Records and Accounting.
      The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.
      Section 8.2     Fiscal Year.
      The fiscal year of the Partnership shall be a fiscal year ending December 31.
      Section 8.3     Reports.
      (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.
      (b) As soon as practicable, but in no event later than 90 days after the close of each calendar quarter except the last calendar quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.
ARTICLE IX
TAX MATTERS
      Section 9.1     Tax Returns and Information.
      The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.
      Section 9.2     Tax Elections.
      (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.
      (b) Except as otherwise expressly provided herein to the contrary, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.
      (c) To the extent provided for in Treasury Regulations, revenue rulings, revenue procedures and/or other Internal Revenue Service guidance issued after the date hereof, the Partnership is hereby authorized and directed to elect a safe harbor under which the fair market value of any units issued for services (the “Service Units”) granted after the effective date of such Treasury Regulations (or other guidance) will be treated as equal to the liquidation value of such Service Units (i.e., a value equal to the total amount that would be distributed under Section 12.2(c), with respect to such units in a Hypothetical Liquidation occurring immediately after the issuance of such Service Units and assuming for purposes of such Hypothetical Liquidation that all assets of the Partnership are sold for their fair market values instead of their book values). In the event that the Partnership makes a safe harbor election as described in the preceding sentence, the Partnership and each Partner hereby agree to comply with all safe harbor requirements with respect to transfers of the Service Units while the safe harbor election remains effective.
      Section 9.3     Tax Controversies.
      Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.
      Section 9.4     Withholding.
      Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including, without limitation, by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X
ADMISSION OF PARTNERS
      Section 10.1     Admission of Initial Limited Partners.
      Upon the issuance by the Partnership of Common Units and Incentive Distribution Rights as described in Sections 5.2 and 5.3 in connection with the Exchange Offering, the General Partner shall admit such parties to the Partnership as Limited Partners in respect of the Common Units or Incentive Distribution Rights issued to them.
      Section 10.2     Admission of Substituted Limited Partner.
      (a) By acceptance of the transfer of any Limited Partner Interest(s) in accordance with Article IV or the acceptance of any Limited Partner Interest(s) issued pursuant to Article V and, except as provided in Section 4.9, each transferee of, or other Person acquiring, a Limited Partner Interest(s) (including any nominee holder or an agent or representative acquiring such Limited Partner Interest(s) for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interest(s) so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interest(s) so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is a Non-citizen Assignee shall be determined in accordance with Section 4.9 hereof.
      (b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.
      (c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.2(a).
      Section 10.3     Admission of Successor General Partner.
      A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

      Section 10.4     Amendment of Agreement and Certificate of Limited Partnership.
      To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.
ARTICLE XI
WITHDRAWAL OR REMOVAL OF PARTNERS
      Section 11.1     Withdrawal of the General Partner.
      (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.
If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.
      (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Central Time, on December 31, 2015, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unit holders holding at least a majority of the Outstanding Common Units

(excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Central Time, on December 31, 2015 that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unit holders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unit holders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.
      Section 11.2     Removal of the General Partner.
      The General Partner may be removed if such removal is approved by the Unit holders holding at least 75% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unit holders holding a majority of the outstanding Common Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.
      Section 11.3     Interest of Departing Partner and Successor General Partner.
      (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General

Partner is removed by the Unit holders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or, if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner (or, if the business of the Partnership is continued, prior to the date that the business of the Partnership is so continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.
      For purposes of this Section 11.3(a), the fair market value of the Departing Partner’s Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.
      (b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.
      (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (i) the Percentage Interest of the Departing Partner and (ii) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

      Section 11.4     Extinguishment of Cumulative Common Unit Arrearages.
      Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (ii) the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor in accordance with Section 11.3.
      Section 11.5     Withdrawal of Limited Partners.
      No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.
ARTICLE XII
DISSOLUTION AND LIQUIDATION
      Section 12.1     Dissolution.
      The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time that there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.
      Section 12.2     Continuation of the Business of the Partnership After Dissolution.
      Upon (a) dissolution of the Partnership following an Event of Withdrawal of the General Partner as provided in Section 11.1(a)(i) or Section 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority, in writing, may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing to be bound by this Agreement; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).
      Section 12.3     Liquidator.
      Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during such period of time required to complete the winding up and liquidation of the Partnership as provided for herein.
      Section 12.4     Liquidation.
      The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

      Section 12.5     Cancellation of Certificate of Limited Partnership.
      Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.
      Section 12.6     Return of Contributions.
      The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unit holders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.
      Section 12.7     Waiver of Partition.
      To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.
      Section 12.8     Capital Account Restoration.
      No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.
ARTICLE XIII
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE
      Section 13.1     Amendment to be Adopted Solely by the General Partner.
      Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines, in its sole discretion, to be necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Calendar Month” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger or conveyance pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

      Section 13.2     Amendment Procedures.
      Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, or any Limited Partner and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or in equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unit holders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.
      Section 13.3     Amendment Requirements.
      (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.
      (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option, (iii) change the term of the Partnership, (iv) provide that the Partnership is not dissolved upon an election to dissolve the Partnership by our General Partner that is approved by a Unit Majority or (v) give any Person the right to dissolve the Partnership other than the General Partner’s right to dissolve the Partnership with the approval of a Unit Majority.
      (c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.
      (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.
      (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units voting together as a single class (including Units held by the General Partner and its Affiliates).
      Section 13.4     Special Meeting.
      All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.
      Section 13.5     Notice of a Meeting.
      Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Outstanding Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

      Section 13.6     Record Date.
      For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.
      Section 13.7     Adjournment.
      When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.
      Section 13.8     Waiver of Notice; Approval of Meeting; Approval of Minutes.
      The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.
      Section 13.9     Quorum and Voting.
      The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.
      Section 13.10     Conduct of a Meeting.
      The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.
      Section 13.11     Action Without a Meeting.
      If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.
      Section 13.12     Voting and Related Matters.
      (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.
      (b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.
ARTICLE XIV
MERGER
      Section 14.1     Authority.
      The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether a general or limited partnership, including a limited liability partnership), formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.
      Section 14.2     Procedure for Merger or Consolidation.
      Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that to the fullest extent permitted by law the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, or any Limited Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or in equity. If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b) the name and jurisdiction of formation or organization of each business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c) the terms and conditions of the proposed merger or consolidation;

(d) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of each Surviving Business Entity to be effected by such merger or consolidation;

(f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(g) such other provisions with respect to the proposed merger or consolidation as the General Partner determines to be necessary or appropriate.

      Section 14.3     Approval by Limited Partners of Merger or Consolidation.
      (a) Except as provided in Section 14.3(d) or Section 14.3(e), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.
      (b) Except as provided in Section 14.3(d) or Section 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.
      (c) Except as provided in Section 14.3(d) or Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.
      (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.
      (e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the merger or consolidation would not result in an amendment to the Partnership Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation do not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.
      Section 14.4     Certificate of Merger.
      Upon the required approval by the General Partner and the Unit holders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

      Section 14.5     Amendment of Partnership Agreement.
      Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.
      Section 14.6     Effect of Merger.
      (a) At the effective time of the certificate of merger:

(i) the separate existence of each business entity that is a party to merger, except the Surviving Business Entity, shall cease;

(ii) all of the rights, title, interests, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be allocated to and vested in one or more of the Surviving Business Entities as provided in the Merger Agreement and after the merger or consolidation shall be the property of such Surviving Business Entity to the extent they were of each constituent business entity, without further act or deed and without any transfer having occurred;

(iii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iv) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(v) all debts, liabilities and duties of those constituent business entities shall be allocated to one or more of the Surviving Business Entities and each such Surviving Business Entity shall be the primary obligor for the debts, liabilities and duties so allocated to it and, except as provided in the plan of merger or as otherwise provided by law or contract, no other party to the merger, other than an entity liable thereon at the time of the merger, shall be liable therefor.
      (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.
ARTICLE XV
RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
      Section 15.1     Right to Acquire Limited Partner Interests.
      (a) Notwithstanding any other provision of this Agreement, if at any time not more than 20% of the total Limited Partner Interests of any class then Outstanding is held by Persons other than the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange (other than The Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than The Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by The Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.
      (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).
      (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI
GENERAL PROVISIONS
      Section 16.1 Addresses and Notices.
      Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.
      Section 16.2 Further Action.
      The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.
      Section 16.3 Binding Effect.
      This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.
      Section 16.4 Integration.
      This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.
      Section 16.5 Creditors.
      None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.
      Section 16.6 Waiver.
      No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.
      Section 16.7 Counterparts.
      This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest pursuant to Section 10.2(a) without execution of this Agreement.
      Section 16.8 Applicable Law.
      This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.
      Section 16.9 Invalidity of Provisions.
      If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
      Section 16.10 Consent of Partners.
      Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.
      Section 16.11 Facsimile Signatures.
      The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER

SABINE PRODUCTION MANAGEMENT, LLC

By:	Sabine Production Operating, LLC

By:	/s/ Gerald W. Haddock

Gerald W. Haddock
Office of the Chief Executive Officer

ORGANIZATIONAL LIMITED PARTNER:

HADDOCK ENTERPRISES, LLC

By:	/s/ Gerald W. Haddock

Gerald W. Haddock
President

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner or without execution hereof pursuant to Section 10.2(a).

EXHIBIT A
to the Amended and Restated
Agreement of Limited Partnership of
Sabine Production Partners, LP
Certificate Evidencing Common Units
Representing Limited Partner Interests in
Sabine Production Partners, LP

No	Common Units CUSIP
      In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of Sabine Production Partners, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Sabine Production Partners, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 512 Main Street, Suite 1200, Ft. Worth, Texas 76102. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.
THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF SABINE PRODUCTION PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF SABINE PRODUCTION PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE SABINE PRODUCTION PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF SABINE PRODUCTION PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF SABINE PRODUCTION PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.
      The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.
      This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Sabine Production Partners, LP

Countersigned and Registered by:	By: Sabine Production Management, LLC, its General Partner

as Transfer Agent and Registrar	By:

Name:

By:	By:

Authorized Signature	Secretary
[Reverse of Certificate]
ABBREVIATIONS
      The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — TEN ENT — JT TEN —	as tenants in common as tenants by the entireties as joint tenants with right of survivorship and not as tenants in common	UNIF GIFT/ TRANSFERS MIN ACT Custodian (Cust) (Minor) under Uniform Gifts/ Transfers to CD Minors Act (State)
Additional abbreviations, though not in the above list, may also be used.
ASSIGNMENT OF COMMON UNITS
in
SABINE PRODUCTION PARTNERS, LP
      FOR VALUE RECEIVED,                      hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name	(Please insert Social Security or other
and address of Assignee)	identifying number of Assignee)
                     Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                      as its attorney-in-fact with full power of substitution to transfer the same on the books of Sabine Production Partners, LP.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17d-15	____________________________________________ (Signature) ____________________________________________ (Signature)

_______________________________________ Signature(s) Guaranteed

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

ANNEX B
SABINE CORPORATION
ROYALTY TRUST AGREEMENT
      This ROYALTY TRUST AGREEMENT (the “Agreement”), made and entered into effective as of the 31st day of December, 1982, by and between SABINE CORPORATION, a Louisiana corporation having its principal office in Dallas, Texas (the “Company”), as Trustor, and INTERFIRST BANK DALLAS, N.A., a banking association organized under the laws of the United States and having its principal trust office in Dallas, Texas (the “Bank”), as Trustee.
      WHEREAS, the Company has for many years been engaged in the business of acquiring producing oil and gas properties, royalties and minerals and exploring for, developing and producing oil and gas, and now owns mineral, royalty and overriding royalty interests in lands that contain proved reserves and are currently producing oil and gas; and
      WHEREAS, the Company has determined that it would be in the best interests of the Company and its shareholders to distribute to such shareholders certain of such mineral, royalty and overriding royalty interests, production payments and similar nonoperating interests by means of the conveyances described herein; and
      WHEREAS, since it would be impracticable to distribute legal title to undivided interests in the Royalty Properties to each shareholder, the Board of Directors, at a meeting held on                     , 1982, approved the transfer by the Company by means of the Conveyances of the Royalties to the Bank and Other Conveyances of the Other Royalties to the Other Trustees, to be held, directly or indirectly, in trust for the benefit of the shareholders of the Company of record on December      , 1982, and their respective heirs, personal representatives, successors and assigns, as more particularly provided herein, and the Bank and the Other Trustees have agreed to accept such conveyances on such terms; and
      WHEREAS, the Company is contemporaneously executing and agreeing to deliver the Conveyances to the Bank and the Other Conveyances to the Other Trustees; and
      WHEREAS, as required by the Conveyances, the Company, the Trustee and the Bank, as escrow agent, are contemporaneously executing and agreeing to deliver the Escrow Agreement in the form of Exhibit D attached hereto; and
      WHEREAS,                     , New Orleans, Louisiana, has been appointed trustee of a separate trust, of which the trust created under this Agreement is the sole beneficiary, for the sole purpose of holding record title to and taking certain actions with respect to the Royalty Properties located in Louisiana; and
      WHEREAS, the services of a qualified trustee are required for the purposes of holding record title to and taking certain actions with respect to the Royalty Properties located in Florida, and consequently, an entity qualified to act in Florida will be appointed;
      NOW, THEREFORE, the Company has granted, assigned and delivered unto the Bank as trustee in trust the Royalties, together with One Hundred Dollars ($100.00), receipt of which is hereby acknowledged and accepted by the Bank as trustee, to have and to hold, in trust as hereinafter set forth, such property and all other properties, real or personal, which may hereafter be received by the Bank pursuant to this Agreement, and the Company and the Bank agree that such properties shall be held, administered, paid and delivered for the purposes and subject to the terms and conditions hereinafter provided.
ARTICLE I
Definitions
      As used herein, the following terms have the meanings indicated:
      Section 1.01.     “Agreement” means this instrument, as originally executed, or, if amended pursuant to the provisions of Section 10.02 or 10.03 hereof, as so amended.

      Section 1.02.     “Bank” means InterFirst Bank Dallas, N.A., a banking association organized under the laws of the United States and having its principal trust office in Dallas, Texas.
      Section 1.03.     “Beneficial Interest” means the rights to share in the benefits and the obligations to share in the detriments resulting from the accomplishment of the purposes of the Trust as expressly set out in this Agreement, and includes without limitation the rights to share in distributions during the term of the Trust, to share in the final distributions from the Trust and to participate in decisions affecting the Trust only to the extent expressly provided herein, and, except as limited by the provisions of this Agreement, to exercise all other rights of beneficiaries of express trusts created under the Texas Trust Act.
      Section 1.04.     “Business Day” means any day that is not a Saturday, Sunday, a holiday determined by the New York Stock Exchange as “affecting ‘ex’ dates” or any other day on which national banking institutions in Dallas, Texas, or in any other city where the principal trust office of the Trustee or an Other Trustee may be located, are closed as authorized or required by law.
      Section 1.05.     “Certificate” means a certificate issued by the Trustee pursuant to Article III hereof evidencing the ownership of one or more Units.
      Section 1.06.     “Code” means the Internal Revenue Code of 1954, as amended, or any successor statute or statutes.
      Section 1.07.     “Company” means Sabine Corporation, a Louisiana corporation.
      Section 1.08.     “Conveyances” means the instruments pursuant to which the Royalties are being conveyed by the Company to the Bank as Trustee, the general form of which is set forth in Exhibit A attached hereto.
      Section 1.09.     “Distribution Date” means the date of any distribution pursuant to Section 4.02 hereof.
      Section 1.10.     “Escrow Agreement” means the Escrow Agreement dated of even date herewith among the Company, the Trustee and the Bank, as escrow agent, as originally executed, or if changed, modified or amended pursuant to paragraph 11 thereof, as so changed, modified or amended.
      Section 1.11.     “Issue” of a person means such person’s children and the descendants in any degree of such children, and includes any such descendant who is legally adopted.
      Section 1.12.     “Monthly Income Amount” for any Monthly Period means the sum of (a) the cash received by the Trust during the Monthly Period that is directly attributable to the Royalties including, without limitation, any cash received from interest earned pursuant to the Escrow Agreement, (b) the cash received by the Trust during the Monthly Period that is directly attributable to any Other Trust Interest, (c) any cash available for distribution as a result of the reduction or elimination during the Monthly Period of any existing cash reserve created pursuant to Section 6.09 hereof and (d) any other cash receipts of the Trust during the Monthly Period including without limitation any cash received from interest earned pursuant to Section 6.09, reduced by the sum of (e) the liabilities of the Trust paid during the Monthly Period and (f) the amount of any cash used in the Monthly Period to establish or increase a cash reserve pursuant to Section 6.09. If the Monthly Income Amount determined in accordance with the preceding sentence shall for any Monthly Period be a negative amount, then the amount distributed as the Monthly Income Amount shall be zero, and such negative amount shall reduce the next Monthly Income Amount.
      Notwithstanding anything to the contrary in this Section 1.12, the Monthly Income Amount for any Monthly Period shall not include any amount that would have been required to be reported to any stock exchange on which the Units are listed in connection with the establishment of an “ex” date in order to be distributed to Unit Holders who were such on the Monthly Record Date for such Monthly Period but was not so reported unless the stock exchange agrees to such amount being a part of that Monthly Period’s Monthly Income Amount or the Trustee receives an opinion of counsel stating that neither the Trust, the Trustee nor any Unit Holder will be adversely affected by such inclusion. An amount which, pursuant to the preceding sentence, is not included in the Monthly Income Amount for that Monthly Period shall be treated as if received during the next Monthly Period. In this connection, the Trustee shall report monthly to such stock exchange (so long as reporting is so required by the stock exchange), at the time required by the stock exchange, the amount which, pursuant to the first paragraph of this Section 1.12, the Trustee in good faith reasonably expects to be the Monthly Income Amount for the Monthly Period being reported on.
      Section 1.13.     “Monthly Period” means the period which commences on the day after the date of creation of the Trust or on the day after a Monthly Record Date and continues through and includes the next succeeding Monthly Record Date, which shall be the Monthly Record Date for such Monthly Period. The Monthly Record Date which is the last day of a Monthly Period is the Monthly Record Date for such Monthly Period.
      Section 1.14.     “Monthly Record Date” means the 15th day of a month; provided, however, that if such 15th day is not a Business Day then the Monthly Record Date shall be the first Business Day after such 15th day unless the Trustee determines that a different date is required to comply with applicable law or the rules or regulations of any stock exchange on which the Units are listed, in which event it means such different date. The first Monthly Record Date shall be April 15, 1983.
      Section 1.15.     “Other Conveyances” means the instruments pursuant to which the Other Royalties are conveyed to any Other Trustee.
      Section 1.16.     “Other Royalties” means the interests conveyed by the Company to an Other Trustee pursuant to the Other Conveyances.
      Section 1.17.     “Other Trust” means the trust relationship pursuant to which record title to the Royalty Properties in any state is held by a Person other than the Trustee.
      Section 1.18.     “Other Trust Agreement” means the instrument pursuant to which record title to Royalty Properties in any state is held by a Person other than the Trustee.
      Section 1.19.     “Other Trustee” means the Person named as trustee under an Other Trust Agreement.
      Section 1.20.     “Other Trust Interest” means the beneficial interest created under each Other Trust Agreement which is owned by the Trustee.
      Section 1.21.     “Person” means an individual, corporation, partnership, unincorporated association, trust, estate or other organization.
      Section 1.22.     “Prospectus” means the prospectus included in the Registration Statement with such changes therein as may be contained in the prospectus filed by the Company pursuant to Rule 424(b) under the Securities Act of 1933, as amended.
      Section 1.23.     “Registration Statement” means the registration statement of the Company on Form S-14 (file No. 2-78837) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and declared effective by said Commission on October 1, 1982.
      Section 1.24.     “Royalty Properties” has the meaning ascribed to it on the cover page of the Prospectus.
      Section 1.25.     “Royalties” means the interests conveyed by the Company to the Trustee pursuant to the Conveyances.
      Section 1.26.     “Trust” means the express trust under the Texas Trust Act created by and administered under the terms of this Agreement.
      Section 1.27.     “Trust Estate” means all assets, however and whenever acquired, that may belong to the Bank, as Trustee, at any designated time and shall include both income and principal.
      Section 1.28.     “Trustee” means the initial trustee under this instrument, or any ancillary or successor trustee, during the period it is so serving in such capacity.
      Section 1.29.     “Unit” means an undivided fractional interest in the Beneficial Interest, determined as hereinafter provided.

      SECTION 1.30. “Unit Holder” means the owner of one or more Units as shown by the records of the Trustee pursuant to the provisions of Article III hereof.
ARTICLE II
Creation, Name and Purpose of Trust
      Section 2.01.     Creation and Name of Trust. The Trust is hereby created for the benefit of the Unit Holders. The Trust shall be known as Sabine Royalty Trust, and the Trustee may transact all affairs of the Trust in that name. The property described above as being placed in trust shall constitute the initial Trust Estate.
      Section 2.02.     Purposes. The purposes of the Trust are:

(a) to convert the Royalties to cash either (1) by retaining them and collecting the proceeds from production in accordance with the terms of the Conveyances until production has ceased or the Royalties have otherwise terminated or (2) by selling or otherwise disposing of the Royalties (within the limits stated herein);

(b) to receive the cash distributions from each Other Trust representing either the net cash proceeds (including interest) from production attributable to Other Royalties or the net cash proceeds (including interest) from the sale or other disposition of all or any part of the Other Royalties in accordance with the terms of each Other Trust Agreement and this Agreement; and

(c) to distribute such cash, net of amounts for payment of liabilities of the Trust, to the Unit Holders pro rata.
      It is the intention and agreement of the Company and the Trustee to create an express trust within the meaning of Section 2 of the Texas Trust Act for the benefit of the Unit Holders and a grantor trust for federal income tax purposes of which the Unit Holders are the grantors. As set forth above and amplified herein, the Trust is intended to be a passive entity limited to the receipt of revenues attributable to the Royalties and each Other Trust Interest and the distribution of such revenues, after payment of or provision for Trust expenses and liabilities, to the Unit Holders. It is neither the purpose nor the intention of the parties hereto to create, and nothing in this Agreement shall be construed as creating, a partnership, joint venture, joint stock company or business association between or among Unit Holders, present or future, or between or among Unit Holders, or any of them, and the Trustee, any Other Trustee or the Company.
      Section 2.03.     Conveyances. The Company, as Trustor, has delivered, and the Trustee has accepted, executed copies of the Conveyances. Accordingly, the Royalties described therein constitute a part of the Trust Estate.
ARTICLE III
Creation of Units and Certificates
      Section 3.01.     Creation of Units. The entire Beneficial Interest shall be divided into that number of Units that is equal to the number of whole shares of Common Stock, without par value, of the Company issued and outstanding on the record date fixed for the determination of shareholders of the Company entitled to receive Units. The Company shall certify such number of shares to the Trustee contemporaneously with the execution and delivery of the Conveyances.
      Section 3.02.     Certificates as Evidence of Ownership of Units. The ownership of the Units shall be evidenced by Certificates in substantially the form set forth in Exhibit B attached hereto. Except as otherwise provided in Section 3.09 hereof and notwithstanding anything else stated herein, the Trustee may for all purposes set forth in this Agreement, including without limitation the making of distributions and voting, treat the holder of any Certificate as shown by the records of the Trustee as the owner of the Units evidenced thereby.

      Section 3.03.     Distribution of Units. Initially, the Company shall own all of the Units. However, the Company intends to distribute, to each of its shareholders of record as of the close of business on the date fixed for determining shareholders of the Company entitled to receive Units, one Unit for each share of Common Stock of the Company so owned of record by such shareholder by placing the certificates evidencing such Units in the U.S. mail.
      Section 3.04.     Rights of Unit Holders. The Unit Holders shall own pro rata the Beneficial Interest and shall be entitled to participate pro rata in the rights and benefits of Unit Holders under this Agreement. A Unit Holder by assignment or otherwise shall take and hold the same subject to all the terms and provisions of this Agreement, the Escrow Agreement, the Other Trust Agreements and the Conveyances, which shall be binding upon and inure to the benefit of the successors, assigns, legatees, heirs and personal representatives of the Unit Holder. By an assignment or transfer of one or more Units, the assignor thereby shall effective as of the close of business on the date of transfer and with respect to such assigned or transferred Unit or Units, part with, except as provided in Sections 3.07 and 4.02 hereof in the case of a transfer after a Monthly Record Date and prior to the corresponding Distribution Date, (a) all of his Beneficial interest attributable thereto, all of his rights in, to and under such unit or Units and (c) all interests, rights and benefits under this Agreement of a Unit Holder that are attributable to such Unit or Units as against all other Unit Holders and the Trustee. As to the Trustee, the rights of the Unit Holders shall be subject to the terms of this Article III with respect to Unit Holders.
      Section 3.05.     Character of Rights. The sole interest of each Unit Holder shall be his pro rata portion of the Beneficial Interest and the obligations of the Trustee expressly created under this Agreement with respect to the Beneficial Interest. Such interest of a Unit Holder is and shall be construed for all purposes to be intangible personal property, and no Unit Holder as such shall have any legal title in or to any real property interest that is a part of the Trust Estate including, without limiting the foregoing, the Royalties, any Other Trust Interest or any part thereof. No Unit Holder shall have the right to seek or secure any partition or distribution of the Royalties, any Other Trust Interest or any other asset of the Trust Estate during the term of the Trust or during the period of liquidation and winding up under Section 9.02 hereof. Upon the Trustee’s receipt of written notice of the death of any Unit Holder, the Trustee is authorized to suspend payment of all distributions in respect to Units held by such decedent, and may refuse to effectuate the transfer of such Units, until it has received satisfactory evidence of compliance with all tax, probate and other requirements of applicable law.
      Section 3.06.     Form, Execution and Dating of Certificates. The Certificates may contain such changes of form, but not substance, as the Trustee, from time to time in its discretion, may deem necessary or desirable. In addition, the Certificates shall contain such changes (not inconsistent with the provisions of this Agreement) as from time to time may be required to comply with any rule or regulation of any stock exchange on which the Units are listed. Each Certificate shall be dated the date of its issuance. Each Certificate shall be signed by a duly authorized officer of the Trustee (which signature may be on or affixed to the Certificate) and may be sealed with the seal of the Trustee or a facsimile thereof. Where any such Certificate is countersigned by a transfer agent or registered by a registrar, the signature of any such authorized officer of the Trustee may be a facsimile.
      Pending the preparation of definitive Certificates, the Trustee may execute, and the Transfer Agent and Registrar (as provided in Section 3.07 hereof) shall record, countersign and register, temporary Certificates (which Certificates may be printed, lithographed or typewritten). Temporary Certificates shall be issuable as registered Certificates and shall be substantially in the form of the definitive Certificates but with such omissions, insertions and variations as may be appropriate for temporary Certificates, all as may be determined by the Trustee. Temporary Certificates may contain such references to any provisions of this Agreement as may be appropriate. Every temporary Certificate shall be executed by the Trustee and recorded, countersigned and registered upon the same conditions and in substantially the same manner, and with like effect, as the definitive Certificates.
      As promptly as practicable, the Trustee shall execute and furnish definitive Certificates and thereupon temporary Certificates may be surrendered in exchange therefor without charge to the Unit Holders at the offices or agencies of the Trustee at which Certificates may be presented for transfer pursuant to Section 3.07 hereof, and the Transfer Agent and Registrar shall record, countersign and register in exchange for such temporary Certificates a like aggregate amount of definitive Certificates. Until so exchanged, the temporary Certificates shall be entitled to the same benefits under this Agreement as definitive Certificates.
      Section 3.07.     Registration and Transfer of Units. With respect to the issuance of the initial Certificates representing ownership of the Units and upon subsequent transfers of such Certificates in accordance with the provisions of this Section 3.07, the Trustee shall maintain records that reflect the name and address of the holder of each Certificate, the number of Units represented by each Certificate, the date of issuance and/or transfer of each Certificate, the name of each transferee of a Certificate and any other such information as the Trustee shall deem necessary or advisable.
      All Units shall be freely transferable, but no transfer of any Unit shall be effective as against the Trustee prior to entry on the records of the Trustee upon the surrender of the Certificate or Certificates evidencing ownership of such Unit or Units (or upon compliance with the provisions of Section 3.08 hereof) and compliance with such reasonable regulations as the Trustee may prescribe. Certificates shall be presented for transfer at the principal trust office of the Trustee or at such office or agency of the Trustee as the Trustee shall maintain (and hereby agrees to maintain) in the Borough of Manhattan.
      The Trustee hereby appoints the Bank as Transfer Agent and Registrar for the transfer and registration of Certificates of all Units. The Trustee may in its sole discretion remove the Bank as Transfer Agent and Registrar and appoint such other Transfer Agents and Registrars as it deems appropriate.
      No service charge shall be made by the Trustee to the transferor or transferee of a Certificate for any transfer of a Unit evidenced by the transferred Certificate, but the Trustee may require payment of a sum sufficient to, cover any tax or other governmental charge that may be imposed in relation to such transfer. Until any such transfer, the Trustee may treat the holder of any Certificate as shown by its records as the owner of the Units evidenced thereby and shall not be charged with notice of any claim or demand respecting such Certificate or the interest represented thereby by any other party. Any such transfer of a Unit as evidenced by a transfer of a Certificate shall, as to the Trustee, transfer to the transferee of the Certificate as of the close of business on the date of transfer all of the undivided right, title and interest of the transferor in and to the Beneficial Interest, provided that as to the Trustee a transfer of a Certificate after any Monthly Record Date shall not transfer to the transferee of such Certificate the right of the transferor of the Certificate to any sum payable to the transferor as the holder of record of the Certificate on such Monthly Record Date. However, nothing stated herein shall affect the right of the Trustee to act in accordance with Sections 3.05, 3.10 and 6.14 hereof.
      As to matters affecting the title, ownership, warranty or transfer of Certificates, Article 8 of the Texas Uniform Commercial Code, the Texas Uniform Act for Simplification of Fiduciary Security Transfers under Chapter 33 of the Texas Business and Commerce Code and other statutes and rules with respect to the transfer of securities, each as adopted and then in force in the State of Texas, shall govern and apply. The death of any Unit Holder shall not entitle such Unit Holder’s transferee to an accounting or valuation for any purpose, but as to the Trustee, subject to the provisions of Section 3.05 hereof, the transferee of a deceased Unit Holder shall succeed to all rights of the deceased Unit Holder under this Agreement upon proper proof of title satisfactory to the Trustee.
      Section 3.08.     Mutilated, Destroyed, Lost or Stolen Certificates. In the event that any Certificate is mutilated, destroyed, lost or stolen, the Trustee, in its discretion, may issue to the holder of such Certificate as shown by the records of the Trustee a new Certificate in exchange and substitution for the mutilated Certificate or in lieu of and substitution for the Certificate so destroyed, lost or stolen. In every case, the applicant for a substituted Certificate shall furnish to the Trust and the Trustee such security or indemnity as the Trustee may reasonably require to save the Trust and the Trustee harmless and, in every case of destruction, loss or theft, the applicant shall also furnish to the Trustee evidence to the Trustee’s satisfaction of the destruction, loss or theft of such Certificate. Upon the issuance of any substituted Certificate, the Trustee may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other reasonable expenses incurred in connection therewith.

      Section 3.09.     Protection of Trustee. The Trustee shall be protected in acting upon any notice, credential, certificate, assignment or other document or instrument believed by the Trustee to be genuine and to be signed by the proper party or parties. The Trustee is specifically authorized to rely upon the application of Article 8 of the Texas Uniform Commercial Code, the Texas Uniform Act for Simplification of Fiduciary Security Transfers under Chapter 33 of the Texas Business and Commerce Code and other statutes and rules with respect to the transfer of securities, each as adopted and then in force in the State of Texas, as to all matters affecting title, ownership, warranty or transfer of Certificates and the Units represented thereby, without any personal liability for such reliance, and the indemnity granted pursuant to Section 7.03(a) hereof shall specifically extend to any matters arising as a result thereof.
      Section 3.10.     Determination of Ownership of Certificates. In the event of any disagreement between Persons claiming to be the Person entitled to be the Unit Holder with respect to any Unit or Units or claiming to be the transferee of any Unit Holder, the Trustee shall be entitled at its option to refuse to recognize any such claim so long as such disagreement shall continue. In so refusing, the Trustee may elect to make no delivery or other disposition of the interest represented by the Certificate involved, or any part thereof, or of any sum or sums of money, accrued or accruing thereunder, and, in so doing, the Trustee shall not be or become liable to any Person for the failure or refusal of the Trustee to comply with such conflicting claims, and the Trustee shall be entitled to continue so to refrain, and refuse so to act, until:

(a) the rights of the adverse claimants have been adjudicated by a final judgment of a court assuming and having jurisdiction of the parties and the interest and money involved; or

(b) all differences have been adjusted by valid agreement between said parties and the Trustee shall have been notified thereof in writing satisfactory to the Trustee signed by all of the interested parties.
      In addition, the Trustee may, but shall not be under any obligation to, bring an interpleader action against the interested parties in an appropriate court and ask such court for a declaration as to the resolution of such adverse claims.
      Section 3.11.     Transfer Agent and Registrar. Any references in this Article III to the rights and duties of the Trustee with respect to the transfer or registration of Certificates shall also be deemed to be references to the Transfer Agent and Registrar acting hereunder.
ARTICLE IV
Accounting and Distributions
      Section 4.01.     Fiscal Year and Accounting Method. Except as otherwise required pursuant to Section 4.03, the fiscal year of the Trust shall be the calendar year. The Trustee shall maintain the books of the Trust on a cash basis except to the extent that such books must be kept on any other basis pursuant to requirements for reporting to the Securities and Exchange Commission, any other governmental regulatory body or the Unit Holders.
      Section 4.02.     Distributions. As soon as practicable, but no later than ten Business Days after the Monthly Record Date (commencing with the Monthly Record Date in April 1983) for each Monthly Period in each year during the term of the Trust, the Trustee shall distribute the Monthly Income Amount for the Monthly Period to which such Monthly Record Date relates to the Unit Holders of record on such Monthly Record Date in proportion to the Units owned by each such Unit Holder.
      Section 4.03.     Income Tax Withholdings and Reporting. For federal and state income tax purposes, the Trustee shall effectuate such withholdings and file such returns and statements as in its judgment are required to comply with applicable provisions of the Code and the regulations thereunder and any state laws and regulations thereunder. The Trustee is expressly authorized and directed to take the action described under the caption “Income Tax Consequences — Procedural Matters — Filing Corporation Returns in the Absence of a Favorable Ruling” in the Prospectus.

      Section 4.04.     Reports to Unit Holders. As promptly as practicable following the end of each fiscal year of the Trust, but no later than 90 days following the end of each such fiscal year, the Trustee shall mail to each Person who was a Unit Holder of record on any Monthly Record Date during such fiscal year (and if there was income or expenses in the period commencing on the day after the previous December’s Monthly Record Date and ending on December 31, to all Unit Holders of record on the Monthly Record Date for the January following such December 31) a report showing in reasonable detail on a cash basis the assets and liabilities, receipts and disbursements and income and expenses of the Trust for federal and state tax purposes for each Monthly Period (or portion thereof) during such fiscal year and containing sufficient information to enable Unit Holders to make all calculations necessary for tax purposes, including the calculation for any depletion deduction which may be available to them for such fiscal year. In the event that the Trust has income or expenses on a date other than a Monthly Record Date during such fiscal year, the report shall so indicate and shall describe the manner by which a Unit Holder holding a Certificate for less than the entire Monthly Period can calculate his share of such income and expenses. The report shall also provide sufficient information to permit calculation by accrual-basis taxpayers of their share of the Trust’s income and expenses.
      As promptly as practicable following the end of each of the first three fiscal quarters of each fiscal year during the term of the Trust, but no later than 60 days following the end of each such fiscal quarter, the Trustee shall mail to each Person who was a Unit Holder of record on the Monthly Record Date immediately preceding the distribution of such report a report showing in reasonable detail on a cash basis the assets and liabilities, receipts and disbursements and income and expenses of the Trust for such fiscal quarter.
      Within 120 days following the end of each fiscal year of the Trust (or at such earlier time as may be required by any stock exchange on which the Units are listed), the Trustee shall mail to each Person who was a Unit Holder of record on the Monthly Record Date immediately preceding the distribution of such report an annual report containing (a) financial statements audited by a nationally recognized firm of independent public accountants selected by the Trustee and (b) a certification by such firm or any other nationally recognized firm of independent public accountants selected by the Trustee that all fees and expenses paid by the Trust to the Trustee for such fiscal year were properly calculated and paid in accordance with this Agreement.
      The Trustee shall mail to Unit Holders any reports or statements, financial or otherwise, required to be provided to Unit Holders by law or governmental regulation or the requirements of any stock exchange on which the Units are listed.
      Section 4.05.     Information to be Supplied by the Company. To the extent known or otherwise available to the Company without unreasonable effort or expense, the Company shall provide to the Trustee on a timely basis upon request such information not known or otherwise available to the Trustee concerning the Royalty Properties (including information with respect to the properties presently burdened by the Royalty Properties) as shall be necessary to permit the Trustee to comply with respect to the Trust with the reporting obligations of the Trust pursuant to the Securities Exchange Act of 1934, as amended, the requirements of any stock exchange on which the Units are listed and of this Agreement and for any other reasonable purpose of the Trustee.
      The out-of-pocket costs incurred by the Company (which shall not include reimbursement of general and administrative overhead expenses or salaries of its employees) in preparing or obtaining information pursuant to this Section 4.05 (including but not limited to all fees with respect to the employment of accountants, lawyers, engineers or other professionals nor employed as employees of the Company) shall be reimbursed to the Company by the Trust.
      The Company hereby agrees to indemnify the Trustee, as Trustee of the Trust, against any loss, liability, damage and expense (including reasonable attorneys’ fees) incurred by the Trustee as a result of or arising out of any of the information provided to the Trustee by the Company pursuant to this Section 4.05 being untimely or incorrect or untrue in any material respect.
      Section 4.06.     Information to be Provided the Company. To the extent the Company is required to file any report with respect to the Trust with any stock exchange on which the Units are listed or any governmental authority and to the extent known or otherwise available to the Trustee without unreasonable effort or expense, the Trustee will provide to the Company on a timely basis upon the Company’s request such information with respect to the Trust that is not within the knowledge of the Company and that is necessary to the Company’s ability to make such filing or such report. The Company shall be indemnified by the Trustee (which shall in turn be indemnified by the Trust Estate pursuant to Section 7.03(a) hereof) against any loss, liability, damage and expense (including reasonable attorneys’ fees) incurred by the Company as a result of or arising out of any of the information provided to the Company by the Trustee pursuant to this Section 4.06 being untimely or incorrect or untrue in any material respect.
ARTICLE V
Meetings of Unit Holders
      Section 5.01.     Purpose of Meetings. A meeting of the Unit Holders may be called at any time and from time to time pursuant to the provisions of this Article V to act with respect to any matter regarding which the Unit Holders are authorized to act by the express terms of this Agreement.
      Section 5.02.     Call and Notice of Meetings. Any such meeting of the Unit Holders may be called by the Trustee in its discretion and will be called by the Trustee within 20 days after receipt of a written request reasonable detail the action proposed to be taken at such meeting and is signed by Unit Holders owning not less than 10 percent of the then outstanding Units. Except as may be otherwise required by any stock exchange on which the Units are listed, written notice signed by the Trustee (which signature may be a facsimile) of every meeting of the Unit Holders setting forth the time and place of such meeting and in general terms the matters proposed to be acted upon at such meeting shall be given in person or by mail not more than 60 nor less than 20 days before such meeting is to be held to all Unit Holders of record on a date (“Voting Record Date”) selected by the Trustee, which date shall not be more than 60 days before the date of such meeting. If such notice is given to any Unit Holder by mail, it shall be directed to him at his last address as shown by the records of the Trustee and shall be deemed to have been duly given when so addressed and deposited in the United States mail, postage prepaid. No matter other than that stated in the notice shall be acted upon at any meeting. All such meetings shall be held at such time and place in the city where the principal trust office of the Trustee is located, as the notice of any such meeting may designate.
      Section 5.03.     Voting. Only a Person who was a Unit Holder on the Voting Record Date (“Record Date Unit Holder”) shall be entitled to be present, speak or vote at any such meeting. A person appointed by an instrument in writing as a proxy for such Record Date Unit Holder shall be entitled at such meeting to exercise all rights exercisable by such Record Date Unit Holder as if such Record Date Unit Holder attended such meeting and exercised such rights in person. In addition any representative of the Company and the Trustee shall be entitled to be present, speak and generally to participate in any such meeting. All references in this Agreement to Record Date Unit Holders shall mean either such Record Date Unit Holder or his duly appointed proxy.
      At any such meeting, the presence in person or by proxy of Record Date Unit Holders holding Certificates representing a majority of the Units outstanding on the Voting Record Date shall constitute a quorum and, unless otherwise provided in this Agreement, any matter shall be deemed to have been approved if it is approved by the vote of Record Date Unit Holders holding Certificates, representing a majority of the Units represented at the meeting. Each Record Date Unit Holder shall be entitled to one vote for each Unit represented by the Certificate or Certificates held by him. The Trustee, subject to all applicable laws, may solicit from and vote proxies of Unit Holders entitled to vote at any meeting thereof.
      Section 5.04.     Conduct of Meetings. The Trustee may make such reasonable regulations as it may deem advisable governing the conduct of any such meeting including, without limitation, provisions governing the appointment of proxies, the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidences of the right to vote, the preparation and use at the meeting of a list of the Persons entitled to vote at the meeting and the appointment of a Chairman and Secretary of the meeting.

ARTICLE VI
Administration of Trust and Powers of Trustee
      Section 6.01.     General Authority. Subject to the limitations set forth in this Agreement, the Trustee is authorized to and shall take such actions as in its judgment are necessary, desirable or advisable to achieve the purposes of the Trust, including the appointment of an ancillary trustee or trustees under this Agreement, the solicitation and voting of proxies at meetings of Unit Holders, the execution and delivery of the Escrow Agreement and compliance with the terms and provisions thereof, the taking of appropriate action to enforce the terms of the Conveyances, the Escrow Agreement and any Other Trust Agreement (including the institution of any actions or proceedings at law or in equity necessary to the foregoing) and the authority to agree to modifications of the terms of the Conveyances, the Escrow Agreement and any Other Trust Agreement or to settle disputes with respect thereto, so long as such modifications or settlements do not alter (a) the nature or the time of receipt of payment of the Royalties as rights to receive a share of the proceeds of oil, gas and other minerals produced from the properties presently burdened by the Royalties that are free of any obligation for operating expenses and that do not possess any operating rights or obligations or (b) the nature or time of receipt of payments in respect of Other Trust Interests. The Trustee shall not be (i) obligated or permitted to make any investment or operating decision or otherwise physically inspect the Royalty Properties, (ii) obligated to prevent drainage or any other event or state of facts which damages or diminishes the value of the Royalty Properties unless the Trustee has received actual notice of such event or state of facts in a manner which would reasonably lead it to appreciate the nature and significance of such damage or diminution; or (iii) obligated to take any action, including the collection and distribution of revenues, with respect to the Royalties which pertain to properties which, although conveyed by the Conveyances, have not been specifically identified by legal description in the attachments thereto. Each lease executed by the Company to an affiliate pursuant to subparagraph 3(f) of the Conveyances shall be deemed a representation and warranty by the Company to the Trustee that the terms of such lease satisfy the requirements of such subparagraph 3(f) and the Trustee shall have no obligation to verify the fairness of the terms of any such lease.
      The Trustee is authorized to make and shall be solely responsible for all filings on behalf of the Trust with the Securities and Exchange Commission and other governmental authorities required by applicable law or regulation. Within the period prescribed by applicable law and regulations, the Trustee shall file with the Securities and Exchange Commission, on behalf of the Trust, definitive copies of this Agreement, each Other Trust Agreement, the Conveyances, any Other Conveyances and the Escrow Agreement. It is the expectation of the Company that the Units be listed on the New York Stock Exchange or another stock exchange. In this regard, the Company will advise the Trustee of any actions that the Trustee should take in connection with the effectuation of such listing and, unless the Trustee shall determine that such actions are not in the best interest of the Trust, the Trustee shall take such actions. If listing is accomplished, the Trustee will take all actions necessary to maintain such listing including compliance with the rules of the stock exchange and the filing of any reports required by the stock exchange; provided, however, that if at any time the Trustee shall determine (1) that such listing is not in the best interests of the Unit Holders, then the Trustee may seek to have the Units delisted, or (2) that the interests of the Unit Holders would be better served by listing the Units on another stock exchange, then the Trustee may seek to have such Units delisted from their then current stock exchange and listed on such other stock exchange.
      The Trustee may not dispose of all or any portion of the Royalties or any Other Trust Interest except as provided in Sections 6.02, 6.04, 6.08 or 9.02 hereof.
      Section 6.02.     Limited Power to Dispose of Royalties and Other Trust Interests. Except as provided in this Section 6.02, if, and only if, approved by the affirmative vote at a meeting duly called and held in accordance with the provisions of Article V hereof of the Record Date Unit Holders holding Certificates representing a majority of the Units outstanding on the Voting Record Date, the Trustee may sell all or any part of the Royalties or any Other Trust Interest in such manner as it deems in the best interests of the Unit Holders. The Trustee may not sell or otherwise dispose of all or any part of the Royalties or any Other Trust Interest for any consideration other than cash unless approved by the affirmative vote at a meeting duly called and held in accordance with the provisions of, Article V hereof of the Record Date Unit Holders holding Certificates representing a majority of the Units outstanding, on the Voting Record Date. This Section 6.02 shall not be construed to require approval of the Unit Holders for any sale or other disposition of all or any part of the Royalties or any Other Trust Interest pursuant to Section 6.08 or 9.02 hereof.
      The Trustee shall distribute any cash received as a result of any such sale, subject to the need to pay any liabilities of the Trust or to establish or increase any cash reserves pursuant to Section 6.09 hereof, to Unit Holders as part of the Monthly Income Amount distributed with respect to the first Monthly Record Date following the date of any such sale (unless such sale occurs on a Monthly Record Date in which event the distribution may be on such Monthly Record Date unless the Trustee determines that such an immediate distribution would prevent the Trust from complying with any regulation of any stock exchange on which the Units are listed).
      Notwithstanding the foregoing, the Trustee may without a vote of the Unit Holders sell all or any part of the Royalties or any Other Trust Interest or any other assets of the Trust for such consideration as it shall deem appropriate if necessary to provide for the payment of specific liabilities of the Trust then due.
      Section 6.03.     Limitations on Actions of the Trustee Regarding the Other Trust Agreements. Subject to the limitations set forth in this Agreement, the Trustee may agree to a modification of the terms of any Other Trust Agreement and may instruct any Other Trustee to settle any disputes with respect thereto. In no event, however, may the Trustee, except with the affirmative vote at a meeting duly called and held in accordance, with the provisions of Article V hereof of the Record Date Unit Holders holding Certificates representing a majority of the Units outstanding on the Voting Record Date, agree to any such modification or settlement which would (1) alter the nature of any Other Royalties or (2) change the beneficiary of or the procedures for amending any Other Trust Agreement.
      Section 6.04.     Consent by Trustee to Dissolution of Other Trust Agreement. Except with the affirmative vote at a meeting duly called and held in accordance with the provisions of Article V hereof of the Record Date Unit Holders holding Certificates representing a majority of the Units outstanding on the Voting Record Date, the Trustee shall not agree to a dissolution of any Other Trust or (except when necessary to provide for the, payment of specific liabilities of any Other Trust or the Trust) to the sale of all or any portion of the Other Royalties.
      Section 6.05.     No Power to Engage in Business or Make Investments. The Trustee shall not, in its capacity as Trustee under this Agreement, engage in any business, commercial or investment activity of any kind whatsoever, except as permitted in Section 6.09 hereof, and shall not under any circumstances use any portion of the Trust Estate to acquire any oil and gas lease, royalty or other mineral interest other than the Royalties and any Other Trust Interest or, except as permitted in Sections 6.09 and 6.14, acquire any other asset. The Trustee shall not accept any contribution to the Trust other than the Royalties and the Other Trust Interests.
      Section 6.06.     Payment of Liabilities of Trust. The Trustee is authorized to and shall first apply all money received by it for the payment of all liabilities of the Trust, including but not limited to all expenses, taxes and liabilities incurred of all kinds, compensation to it for its services pursuant to Sections 7.04 and 7.05 hereof and compensation to such parties as may be consulted pursuant to Section 7.06.
      Section 6.07.     Timing of Trust Income and Expenses. The Trustee will use reasonable efforts to cause the Trust and the Unit Holders to recognize income (including any income from interest earned on investments made in accordance with this Agreement or any sale of the Royalties or any Other Trust Interest) and expenses on Monthly Record Dates. The Trustee will invoice the Trust for services rendered by the Trustee only on a Monthly Record Date and shall cause the Trust to pay such invoice only on the Monthly Record Date on which such invoice is rendered and will use reasonable efforts to cause all Persons to whom the Trust becomes liable to invoice the Trust for such liability on a Monthly Record Date and to cause the Trust to pay such liability on the Monthly Record Date on which such liability is invoiced. In connection with the requirements of any stock exchange on which the Units are listed, the Trustee will, if required by such stock exchange, use reasonable efforts to determine the Monthly Income Amount and report such amount to such stock exchange at such time as may be required by such stock exchange. Nothing in this Section 6.07 shall be construed as requiring the Trustee to cause payment to be made for Trust liabilities on any date other than on such date as in its sole discretion it shall deem to be in the best interests of the Unit Holders.
      Section 6.08.     Limited Power to Borrow. If at any time the amount of cash on hand (which amount shall not include any amounts which have been reported to a stock exchange on which the Units are listed as the amount which will be paid to Unit Holders with respect to a Monthly Record Date and which amounts have not been paid) is not sufficient to pay liabilities of the Trust then due, the Trustee is authorized, but not required, to borrow from itself in its capacity as Bank, or from another Person, on a secured or unsecured basis, such amounts as are required after use of any available Trust funds to pay such liabilities as have become due.
      To secure payment of such indebtedness, the Trustee is authorized to mortgage, pledge, grant security interests in or otherwise encumber (and to include as a part thereof any and all terms, powers, remedies, covenants and provisions deemed necessary or advisable in the Trustee’s discretion including, without limitation, the power of sale with or without judicial proceedings) the Trust Estate, or any portion thereof, including the Royalties and any Other Trust Interest, and to carve out and convey production payments. While the Bank is not obligated to make any loan to the Trust, the rate of interest on any loan made by the Bank to the Trust shall not exceed two percent above the prime commercial rate charged from time to time by the Bank. Borrowings from any other Person shall be on such terms as the Trustee shall deem advisable. At no time shall the Trustee incur additional borrowings if the then outstanding borrowings exceed 50 percent of the amount of gross revenues from the Royalties and the cash distributions from any Other Trust that the Trustee estimates will be received by the Trust during the immediately following six Monthly Periods.
      The Trustee is prohibited from borrowing in its capacity as Trustee except as provided in this Section 6.08 and in Section 6.14(c). In the event of such borrowings, no further Trust distributions shall be made until the indebtedness created by such borrowings has been paid in full.
      Section 6.09.     Cash Reserves and Cash Held Pending Distribution Date. With respect to any liability that is contingent or uncertain in amount or that otherwise is not currently due and payable, the Trustee in its sole discretion may, but is not obligated to, establish a cash reserve for the payment of such liability. In no event shall the Trustee establish any reserve for the payment of ad valorem taxes in respect of the Royalties.
      Collected cash balances being held by the Trustee as a reserve for liabilities or for distribution at the next Distribution Date shall be placed in one or more of the following investments, and no others:

(a) obligations issued by (or unconditionally guaranteed by) the United States or any agency or instrumentality thereof (provided such obligations are secured by the full faith and credit of the United States);

(b) repurchase agreements secured by obligations qualifying under subsection (a) above; or

(c) certificates of deposit of any bank having a capital, surplus and undivided profits of at least $50,000,000.
      Any such obligation, repurchase agreement or certificate of deposit must mature on or before the next succeeding Distribution Date, must be held to maturity and, to the extent not prohibited by the Texas Trust Act or the rules and regulations of the Comptroller of the Currency, may be purchased from the Bank or any successor bank serving as Trustee. In investing collected cash balances between any monthly Record Date and the next following Distribution Date, the Trustee is expressly authorized to acquire repurchase agreements of the type referred to in subsection (b) above which provide for (1) the payment of principal no later than nine (9) business days after such Monthly Record Date and (2) the payment of interest on the next following Monthly Record Date.
      Section 6.10.     Settlement of Claims. The Trustee is authorized to prosecute and defend, and to settle by arbitration or otherwise, any claim of or against the Trustee, the Trust or the Trust Estate to waive or release rights of any kind and to pay or satisfy any debt, tax or claim upon any evidence by it deemed sufficient, without the joinder or consent of any Unit Holder.

      Section 6.11.     Income and Principal. The Trustee shall not be required to keep separate accounts or records for income and principal or maintain any reserves for depletion of any mineral assets in the Trust Estate. To the extent that such separate accounts or records are kept, the Trustee may allocate the receipts, disbursements and reserves of the Trust between income and principal at the discretion of the Trustee, and the Trustee’s discretion need not accord with the provisions of any requirement of applicable law. Regardless of any such characterization, however, the Trustee shall not make any distribution, accumulate any funds or maintain any reserve except as expressly provided in this Agreement.
      Section 6.12.     Effect of Trustee’s Powers on Trust Property. The powers granted the Trustee under this Agreement may be exercised upon such terms as the Trustee deems advisable and may affect Trust properties for any length of time regardless of the duration of the Trust.
      Section 6.13.     No Requirement of Diversification. The Trustee shall be under no obligation to diversify the Trust’s assets or to dispose of any wasting assets.
      Section 6.14.     Divestiture of Units. If at any time the Trust or the Trustee is named a party in any judicial or administrative proceeding which seeks the cancellation or forfeiture of any property in which the Trust has an interest because of the nationality, or any other status, of any one or more Unit Holders, the following procedures will be applicable:

(a) The Trustee will promptly give written notice (“Notice”) to each Unit Holder (“Ineligible Holder”) whose nationality or other status is an issue in the proceeding as to the existence of such controversy. The Notice will contain a reasonable summary of such controversy and will constitute a demand to each Ineligible Holder that he dispose of his Units, to a party that would not be an Ineligible Holder, within 30 days after the date of the Notice.

(b) If any Ineligible Holder fails to dispose of his Units as required by the Notice, the Trustee shall have the preemptive right to redeem and shall redeem any such Units at any time during the 90 days after the expiration of the 30-day period specified in the Notice. The redemption price on a per Unit basis will be determined as of the last Business Day (“determination day”) preceding the end of the 30-day period specified in the Notice and will equal the following per Unit amount: (1) if the Units are then listed on a stock exchange, the price will equal the closing price of the Units on such stock exchange (or, if the Units are then listed on more than one stock exchange, on the largest such stock exchange in terms of the volume of Units traded thereon during the preceding 12 months or for the period the Units have been traded on such stock exchange if less than 12 months) on the determination day if any Units were sold on such stock exchange on such day or, if not, on the last preceding day on which any Units were sold on such stock exchange, or (2) if the Units are not then listed on any stock exchange, the price will equal the mean between the closing bid and asked prices for the Units in the over-the-counter market on the determination day if quotations for such prices on such day are available or, if not, on the last preceding day for which such quotations are available. Such redemption will be accomplished by tender of the above cash price to the Ineligible Holder at his address as shown by the records of the Trustee, either in person or by mail as provided in Section 11.05, accompanied by notice of cancellation. Concurrently with such tender the Trustee shall cancel or cause to be cancelled all Certificates representing Units then owned by such Ineligible Holder and for which tender has been made. In the event the tender is refused by the Ineligible Holder or if he cannot be located after reasonable efforts to do so, the tendered sum shall be held by the Trustee in an interest bearing account for the benefit of such Ineligible Holder, until proper claim for same (together with interest accrued thereon) has been made by such holder, but subject to applicable laws concerning unclaimed property.

(c) The Trustee may, in its sole discretion cause the Trust to borrow any amount required to redeem Units in accordance with the procedures described above.

ARTICLE VII
Rights and Liabilities of Trustee
      Section 7.01.     General Liability of Trustee. The Trustee is empowered to act in its discretion and shall not be personally or individually liable for any act or omission except in the case of negligence, bad faith or fraud and except for any liability the Trustee may have vis-a-vis the Unit Holders as provided in Section 7.02 hereof. No action taken or suffered in good faith by the Trustee in reliance upon and in accordance with the opinion of any expert pursuant to Section 7.06 hereof shall in any event constitute negligence, bad faith or fraud within the purview of this Section 7.01.
      Section 7.02.     Limitation of Liability of Unit Holder. Except as otherwise provided in this Section 7.02, in engaging in any activity or transaction that results or could result in any kind of liability, the Trustee shall take any and all steps reasonably necessary to ensure that such liability shall be satisfiable in all events (including the exhaustion of the Trust Estate) only out of the Trust Estate, that such liability shall not be satisfiable out of any amounts at any time distributed to any Unit Holder or other assets owned by any Unit Holder and that no Unit Holder shall have any personal liability therefor. In the event of failure by the Trustee to take any such step, the Trustee shall be fully and exclusively liable for any resulting liability vis-a-vis the Unit Holders, but the Trustee shall be entitled to be indemnified and reimbursed from the Trust Estate to the extent provided in Section 7.03 hereof. Nothing in this Section 7.02 is intended to impose any liability on the Trustee for federal or state income, estate or inheritance taxes or for refunds, fines, penalties or interest relating to oil or gas pricing overcharges under federal or state price controls.
      Section 7.03.     Indemnification of Bank.
      (a) The Bank (including its agents and employees) shall be indemnified by, and receive reimbursement from, the Trust Estate, against and from any and all liability, expense, claim, damage or loss (including reasonable legal fees and expenses) incurred by it, individually or as Trustee, in the administration of the Trust and the Trust Estate or any part or parts thereof, or in the doing of any act done or performed or omission occurring on account of its being Trustee, except (1) such liability, expense, claim, damage or loss arising from the Trustee’s negligence, bad faith or fraud and (2) any loss resulting from the Trustee’s expenses (direct or indirect) in carryout out the administrative tasks required hereunder exceeding the compensation and reimbursement provided for pursuant to Sections 7.04 and 7.05 hereof. The Trustee shall have a lien upon the Trust Estate to secure it for such indemnification and reimbursement and for compensation to be paid to it. Except as provided in Section 3.08 hereof, neither the Trustee nor any agent or employee of the Trustee shall be entitled to any reimbursement or indemnification from any Unit Holder for any liability, expense, claim, damage or loss incurred by the Trustee or any such agent or employee; and the rights of the Trustee or any agent or employee of the Trustee to reimbursement and indemnification, if any, shall be limited solely to the Trust Estate whether or not such reimbursement and indemnification shall be insufficient fully to reimburse or indemnify the Trustee or any such agent or employee. The Bank shall be entitled to indemnity by and reimbursement from the Trust Estate for any liability imposed upon it for failure to comply with the provisions of Section 7.02 hereof without regard to the limitations set forth in clause (1) of this Section 7.03(a).
      (b) The Company will indemnify and hold the Bank, individually and as Trustee, harmless from and against any losses, claims, damages or liabilities to which the Bank, individually or as Trustee, may become subject, under the Securities Act of 1933, as amended, or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Bank, individually and as Trustee, for any legal or other expenses reasonably incurred by the Bank, individually and as Trustee, in connection with investigating or defending any such action or claim; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or the Prospectus or such amendment or supplement in reliance upon and in conformity with information furnished to the Company by the Bank, individually or as Trustee. The foregoing indemnity and hold harmless agreement shall inure to the benefit of all officers, directors and controlling persons of the Bank, individually and as Trustee.
      Section 7.04.     Compensation. The Bank shall receive from the Trust Estate compensation for its services as Trustee of the Trust, as escrow agent under the Escrow Agreement and as Transfer Agent and Registrar of the Certificates representing the Units, as set forth in Exhibit C attached hereto. In the event that any Person serving as Trustee is not also serving as escrow agent under the Escrow Agreement and as Transfer Agent and Registrar, the compensation payable pursuant to Exhibit C shall be allocated among such Persons as the Trustee shall determine.
      Section 7.05.     Other Services and Expenses. Charges for performing any services not contemplated or specifically covered in Exhibit C will be charged to the Trust on the basis of the prevailing rate for such services in the community in which the Trustee maintains its principal trust office. The out-of-pocket costs incurred by the Trustee in the discharge of its duties, including but not limited to fees and expenses incurred for experts hired pursuant to Section 7.06 hereof and in connection with the listing of the Units on a stock exchange and in printing additional orders of Certificates, are to be reimbursed to the Trustee by the Trust at actual cost. The Trustee shall be reimbursed by the Trust for actual expenditures made on account of any unusual duties in connection with matters pertaining to the Trust.
      In the event of litigation involving the Trust, audits or inspections of the records of the Trust pertaining to the transactions affecting the Trust or any other unusual or extraordinary services rendered in connection with the administration of the Trust, the Trustee shall be entitled to receive reasonable compensation from the Trust for the services rendered. The initial organizational costs of the Trust, including the printing of the initial Certificates and the fees of legal counsel of the Trustee, will be paid by the Company.
      Section 7.06.     Reliance on Experts. The Trustee may, but shall not be required to, consult with counsel (including its own counsel), accountants, geologists, engineers and other parties deemed by the Trustee to be qualified as experts on the matters submitted to them, and the opinion of any such party on any matter submitted to it by the Trustee shall be full and complete authorization and protection in respect of any action taken or suffered by it hereunder in good faith and in accordance with the opinion of any such party. The Trustee is authorized to make payments of all reasonable fees for services or expenses thus incurred out of the Trust Estate.
      Section 7.07.     No Security Required. No bond or other security shall be required of the Trustee.
      Section 7.08.     Transactions in Multiple Capacities. To the extent permitted by applicable law, the Trustee shall not be prohibited in any way in exercising its powers or from dealing with itself in any other capacity, fiduciary or otherwise.
      Section 7.09.     Relief of Trustee from Certain Duties, Restrictions and Liabilities. Pursuant to Article 7424b-22 of the Texas Trust Act, the Company, as Trustor, hereby relieves the Trustee from any and all duties, restrictions and liabilities otherwise imposed upon the Trustee by the Texas Trust Act except for such duties, restrictions and liabilities as are imposed (a) by Sections 10, 11 and 12 of the Texas Trust Act, (b) by the terms and conditions of this Agreement or (c) by any other applicable law, rule or regulation.
      Section 7.10.     Laws of Other Jurisdictions. Since the laws of jurisdictions other than Texas (each being referred to below as “such jurisdiction”) may apply to the administration of properties under this Agreement, the following provisions are made. If it is necessary or advisable for a trustee to serve in such jurisdiction and if the Trustee is disqualified from serving in such jurisdiction or for any other reason fails or ceases to serve there, the trustee in such jurisdiction shall be such Person as shall be designated in writing by the Trustee. In connection therewith, the Trustee is authorized to enter into, execute and deliver all such ancillary trust agreements and other instruments and documents as it shall deem necessary or appropriate. To the extent permitted under the laws of such jurisdiction, the Trustee may remove the trustee in such jurisdiction, without cause and without necessity of a court proceeding, and may or may not appoint a successor trustee in such jurisdiction from time to time. The trustee serving in such jurisdiction is required and authorized, to the extent not prohibited under the laws of such jurisdiction, to appoint the Trustee to handle the details of administration in such jurisdiction. Furthermore, to the extent not prohibited under the laws of such jurisdiction, the trustee in such jurisdiction shall have all rights, privileges, powers, responsibilities and duties as are delegated in writing by the Trustee for all assets with respect to which the trustee in such jurisdiction is empowered to act. To the extent the provisions of this Agreement and the laws of the State of Texas cannot be applicable to the administration in such jurisdiction, the rights, powers, duties and liabilities of the trustee in such jurisdiction shall be the same (or as near the same as permitted under the laws of such jurisdiction if applicable) as if governed by Texas law. In all events, the administration in such jurisdiction shall be as free and independent of court control and supervision as permitted under the laws of such jurisdiction.
ARTICLE VIII
Office of Trustee
      Section 8.01.     Removal of Trustee. The Trustee may be removed as Trustee hereunder, with or without cause, by the affirmative vote at a meeting duly called and held in accordance with the provisions of Article V hereof of Record Date Unit Holders holding Certificates representing a majority of the Units represented at the meeting.
      Section 8.02.     Resignation of Trustee. The Trustee may at any time resign as Trustee hereunder without cause and without the necessity of any court proceeding after giving written notice to each of the Unit Holders at such Unit Holder’s last address as shown by the records of the Trustee at the time such notice is given and to the Company by certified or registered mail at the address provided for herein, and by accounting to its successor for the administration of the Trust Estate as may he required by the successor Trustee. Any and all successors to such resigning Trustee shall be fully protected in relying upon such accounting. Such resignation shall be effective as of a date to be specified in such notice which shall be a Business Day not less than 120 days after the date on which the last such notice is mailed (“Resignation Notice Date”), unless a successor Trustee shall not have been named pursuant to Section 8.03 hereof in which case such resignation shall become effective upon the appointment of such successor Trustee.
      Section 8.03.     Appointment of Successor Trustee. In the event of a vacancy in the position of Trustee or if the Trustee has given notice of its intention to resign, a successor Trustee shall be appointed by the Unit Holders at a meeting duly called and held in accordance with the provisions of Article V hereof within 90 days of the Resignation Notice Date or vacancy. Notice of the appointment of a successor Trustee shall be given by the resigning Trustee within ten days of receipt of notice of such appointment (or, in the event of a vacancy, within ten days of the appointment of the successor Trustee), to each Unit Holder on the Resignation Notice Date (or date on which the vacancy occurred) at each Unit Holders last address as shown by the records of the Trustee.
      In the event that a successor Trustee has not been appointed within 90 days after the Resignation Notice Date or occurrence of a vacancy, a successor Trustee may be appointed by the Federal District Court for the Northern District of Texas (Dallas Division), or in the event of the failure or refusal of such Federal District Court to so act by any State District Court of Dallas County, Texas, upon the application of any Unit Holder (and if no Unit Holder has so applied within 105 days after the Resignation Notice Date or occurrence of a vacancy, then the Trustee will so apply prior to the 115th such day), and in the event any such application is filed, any such court may appoint a temporary successor Trustee at any time after any such application is filed with it, which shall, pending the final appointment of a successor Trustee, have such powers and duties as, the court appointing such temporary successor Trustee shall provide in its order of appointment, consistent with the provisions of this Agreement. In the event such court shall deem it necessary, the court may appoint such temporary successor Trustee or successor Trustee on such terms as to compensation as it shall deem necessary and reasonable notwithstanding any provision herein to the contrary.
      A Trustee appointed under the provisions of this Section 8.03 shall be a national banking association domiciled in the United States which has a capital, surplus and undivided profits (as of the end of its last fiscal year prior to its appointment) of at least $50,000,000.

      Section 8.04.     Rights of Successor Trustee. Immediately upon the appointment of any successor Trustee (including a temporary successor Trustee), all rights, titles, duties, powers and authority of the succeeded Trustee hereunder shall be vested in and undertaken by the successor Trustee which shall be entitled to receive from the Trustee which it succeeds, in addition to the accounting referred to in Section 8.02 hereof, all of the Trust Estate held by it hereunder and all records and files in connection therewith. No successor Trustee shall be obligated to examine or seek alteration of any accounting of any preceding Trustee, nor shall any successor Trustee be liable personally for failing to do so or for any act or omission of any preceding Trustee. The preceding sentence shall not prevent any successor Trustee or anyone else from taking any action otherwise permissible in connection with any such accounting.
      Section 8.05.     Merger or Consolidation of Trustee. Neither a change of name of the Trustee, any merger or consolidation of its corporate powers with another bank or with a trust company nor the transfer of its trust operations to a separate corporation shall affect the Trustee’s right, obligation or capacity to act hereunder.
ARTICLE IX
Term of Trust and Final Distribution
      Section 9.01.     Termination. The Trust shall terminate upon the first to occur of the following events or times:

(a) at such time as the sum of its gross revenues from the Royalties and its cash distributions from any Other Trust for each of two successive years commencing with the year 1983 are less than $2,000,000 per year;

(b) a decision to terminate the Trust by the affirmative vote at a meeting duly called and held in accordance with the provisions of Article V hereof of the Record Date Unit Holders holding Certificates representing a majority of the Units outstanding on the Voting Record Date; or

(c) the expiration of 21 years after the death of the last to die of all of the Issue living at the date of execution of this Agreement of John D. Rockefeller, Jr., late father of the late former Vice President of the United States, Nelson A. Rockefeller.
      Section 9.02.     Disposition and Distribution of Assets Upon Termination, Upon termination of the Trust, the Trustee shall sell for cash (unless by the affirmative vote at a meeting duly called and held in accordance with the provisions of Article V hereof of the Record Date Unit Holder holding Certificates representing a majority of the Units outstanding on the Voting Record Date, the Unit Holders approve the sale for a specified non-cash consideration in which event the Trustee may, but shall not be required to attempt to consummate such non-cash sale) in one or more sales all the assets other than cash then held in the Trust Estate. The Trustee shall as promptly as practicable distribute the proceeds of any such sale and any other cash in the Trust Estate in proportion to the Units owned by each such Unit Holder, after paying, satisfying and discharging all of the existing liabilities of the Trust including fees of the Trustee, or, if necessary, setting up reserves in such amounts as the Trustee in its discretion deems appropriate to provide for payment of contingent liabilities.
      In the event that any asset that the Trustee is required to sell is not sold by the Trustee within three years after the event causing termination of the Trust, the Trustee shall cause such property to be sold at public auction to the highest cash bidder. Notice of such sale, by auction shall be mailed at least 30 days prior to such sale to each Unit Holder at such holder’s last address as shown by the records of the Trustee. Except as provided above with respect to a non-cash sale, the Trustee shall not be required to obtain approval of the Unit Holders prior to selling assets pursuant to this Section 9.02. Upon making final distribution to the Unit Holders, the Trustee shall be under no further liability except as provided in Sections 7.01 and 7.02 hereof. For the purposes of liquidating and winding up the affairs of the Trust at its termination, the Trustee shall continue to act as Trustee and may exercise each power until its duties have been fully performed and the Trust Estate has been finally distributed. Nothing contained in this Section 9.02 or elsewhere in this Agreement shall prohibit the Trustee from selling, pursuant to this Section 9.02, all or any portion of the Trust Estate to any Person who is a Unit Holder.
ARTICLE X
Irrevocability and Amendability
      Section 10.01.     Irrevocability. This Agreement and the Trust are intended to be and are irrevocable. No Person shall have the right or power to terminate, revoke, alter, amend or change this Agreement or any provisions hereof except as expressly provided in Article IX hereof or in this Article X.
      Section 10.02.     Limited Amendability. Any provision of this Agreement (other than this Section 10.02), the Escrow Agreement (subject to the consent of the Company and the escrow agent) or any Other Trust Agreement (subject to the consent of any Other Trustee) may be amended by the vote at a meeting duly called and held in accordance with the provisions of Article V hereof of the Record Date Unit Holders holding Certificates representing a majority of the Units outstanding on the Voting Record Date, but no such amendment shall be effective unless and until consented to in writing by the Trustee (provided, however, that the Trustee will so consent unless such amendment affects the Trustee’s own rights, duties or immunities under this Agreement or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, agree to such amendment), and in no event may an amendment be made which would:

(a) alter the rights of the Unit Holders as against each other;

(b) reduce or delay the distributions to the Unit Holders provided for in Sections 4.02, 6.02 and 9.02 hereof;

(c) permit the Trustee to distribute the Royalties or any Other Trust Interest in kind either during the continuation of the Trust or during the period of liquidation and winding up under Section 9.02 hereof;

(d) provide the Trustee with the power to engage in business or investment activities (this prohibition is not intended to limit the authority of the Trustee specifically provided in this Agreement);

(e) affect the characterization of the Trust as an express trust under the Texas Trust Act and as a grantor trust for federal income tax purposes;

(f) alter the voting requirements set forth in Sections 6.02, 6.03, 6.04, 8.01, 9.01(b) and 10.02 hereof;

(g) alter the 4 number of Units in the Trust (except in connection with a cancellation pursuant to Section 6.14 hereof);

(h) alter the nature or the time of receipt of payments of the Royalties as rights to receive a share of the proceeds of oil, gas and other minerals produced from the properties presently burdened by the Royalties that are free of any obligation for operating expenses and that do not possess any operating rights or obligations; or

(i) alter the nature or time of receipt of distributions in respect of any Other Trust Interest;
unless such amendment is approved (1) by the vote at a meeting duly called and held in accordance with the provision of Article V hereof of the Record Date Unit Holders holding Certificates representing at least 80 percent of the Units outstanding on the Voting Record Date in the case of subsections (b) through (i) inclusive above and 100 percent of such Units in the case of subsection (a) above, and (2) by the Trustee.
      If any ruling has at any time been issued by the Internal Revenue Service, or if any opinion of counsel has been rendered with respect to the classification or treatment of the Trust for federal income tax purposes, no amendment permitted by this Section 10.02 shall be effective unless and until a supplemental ruling or opinion has been obtained indicating that the proposed amendment shall not affect the continued applicability of such existing ruling or opinion.

      Section 10.03.     Corrective Amendments. The Company and the Trustee (without the consent of the Unit Holders) may from time to time and at any time enter into an agreement amending the terms of this Agreement, the Escrow Agreement (subject to the consent of the escrow agent), any Other Trust Agreement (subject to the consent of any Other Trustee) or any other agreement relating to the establishment or administration of the Trust to cure any ambiguity or to correct or supplement any provision contained herein or therein which may be defective or inconsistent with any other provision contained herein or therein or which may be necessary to conform to any mandatory provision of law.
ARTICLE XI
Miscellaneous
      Section 11.01.     Inspection of Trustee’s Records. Each Unit Holder and his duly authorized agents, attorneys and auditors shall have the right during reasonable business hours at his own cost and expense to examine, inspect and make audits of the Trust and the records of the Trustee, including lists of Unit Holders, for any proper purpose in reference thereto.
      Section 11.02.     Filing of this Agreement. Except as otherwise required by law, neither this Agreement nor any executed copy hereof need be filed in any jurisdiction in which any of the properties comprising the Trust Estate are located, but the same may be filed for record in any jurisdiction by the Trustee. In order to avoid the necessity of filing this Agreement for record, the Trustee agrees that for the purpose of vesting the record title in any successor Trustee, the retiring Trustee will, upon appointment of any successor Trustee, execute and deliver to such successor Trustee appropriate assignments or conveyances.
      Section 11.03.     Disability of Unit Holder. Any payment or distribution to a Unit Holder may be made by check of the Trustee drawn to the order of the Unit Holder, regardless of whether or not the Unit Holder is a minor or under other legal disability, without the Trustee having further responsibility with respect to such payment or distribution. This Section 11.03 shall not be deemed to prevent the Trustee from making any payment or distribution by any other method that is appropriate under law.
      Section 11.04.     Saving Clause. If any provision of this Agreement should be held illegal or invalid, such invalidity or illegality shall not affect the remaining provisions of this Agreement, or any other property interests, and each provision of this Agreement shall exist separately and independently, and shall be applied to property interests separately and independently, of every other provision, and this Agreement shall be construed as if such illegal or invalid provision had never existed.
      Section 11.05.     Notices. Any notice or demand which by any provision of this Agreement is required or permitted to be given or served upon the Trustee by any Unit Holder may be given or served by being deposited, postage prepaid and by registered or certified mail, in a post office or letter box addressed (until another address is designated by notice given by the Trustee to the Unit Holders and the Company) to the Trustee at P.O. Box 83791, Dallas, Texas 75283. Any notice or other communication by the Trustee to any Unit Holders shall be deemed to have been sufficiently given, for all purposes, when deposited, postage prepaid, in a post office or letter box addressed to said holder at his last address as shown by the records of the Trustee.
      Section 11.06.     Notice and Reports to the Company. Whenever any notice, communication or report is given by the Trustee to Unit Holders pursuant to the provisions of this Agreement or is otherwise required to be provided to Unit Holders pursuant to the provisions of this Agreement or is required to be provided to the Company, the Trustee shall provide, by in-hand delivery or by certified or registered mail, such notice, communication or report to the Company at the following address:

Sabine Corporation
1200 Mercantile Bank Building
Dallas, Texas 75201
Attention: Legal Department
or at such other address as the Company may from time to time advise the Trustee in writing.

      Section 11.07.     Situs of Trust. The situs of the Trust hereby created is Texas, and wherever possible the laws of Texas shall control with respect to the construction, administration and validity of the Trust.
      Section 11.08.     Acceptance by Trustee. The Trustee, by joining in the execution of this Agreement, accepts the Trust herein created and provided for and accepts all of the rights, powers, privileges, duties and responsibilities of the Trustee hereunder and agrees to exercise and perform the same in accordance with the terms and provisions contained herein.
      Section 11.09.     Counterparts. This Agreement may be executed in a number of counterparts, each of which shall constitute an original, but such counterparts shall together constitute but one and the same instrument.
      Section 11.10.     Headings. The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part hereof.
      Section 11.11.     Independent Conduct. The Company, the Trustee and the Company on behalf of all future Unit Holders hereby reserve and retain the right to engage in all businesses and activities of any kind whatsoever (irrespective of whether the same may be in competition with the Trust), and to acquire and own all assets however acquired and whenever situated and to receive compensation or profit thereof, for their own respective accounts and without in any manner being obligated to disclose or offer such businesses, activities, assets, compensation or profit to each other or to the Trust.
      IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized                     and its seal to be hereunto affixed and attested by its duly authorized Secretary and the Trustee has caused this Agreement to be executed by its duly authorized                     and its seal to be hereunto affixed and attested by its duly authorized                     , the                     day of                     , 1982, at Dallas, Dallas County, Texas.

ATTEST:	SABINE CORPORATION

By:

_________________________________, Secretary	_____________________________, TRUSTOR

ATTEST:	INTERFIRST BANK DALLAS, N.A.

By:

____________________________ , TRUSTEE

THE STATE OF TEXAS	§
§
COUNTY OF DALLAS	§
      BEFORE ME, the undersigned authority, a Notary Public in and for said County and State, on this day personally appeared                     , known to me to be the person and officer whose name is subscribed to the foregoing instrument and acknowledged to me that the same was the act of the said SABINE CORPORATION, a Louisiana corporation, and that he executed the same as the act of such corporation for the purposes and consideration therein expressed and in the capacity therein stated.

      GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the  day of                     , 1982.

Notary Public in and for Dallas County, Texas
My commission expires:

THE STATE OF TEXAS	§
§
COUNTY OF DALLAS	§
      BEFORE ME, the undersigned authority, a Notary Public in and for said County and State, on this day personally appeared                     , known to me to be the person and officer whose name is subscribed to the foregoing instrument and acknowledged to me that the same was the act of the said INTERFIRST BANK DALLAS, N.A., a national banking association, and that he executed the same as the act of such national banking association for the purposes and consideration therein expressed and in the capacity therein stated.
      GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the  day of                     , 1982.

Notary Public in and for Dallas County, Texas
My commission expires:

EXHIBIT A
CONVEYANCE
      This Conveyance from SABINE CORPORATION, a Louisiana corporation with offices at 1200 Mercantile Bank Building, Dallas, Texas, 75201 (“Sabine”), to INTERFIRST BANK DALLAS, N.A., TRUSTEE OF SABINE ROYALTY TRUST, with offices at Dallas, Texas (herein called the “Trustee”).
WITNESSETH:
      Sabine, for a valuable consideration, and subject to the exceptions, reservations and limitations herein set forth and the terms and provisions hereof, by these presents does GRANT, BARGAIN, SELL, CONVEY, ASSIGN, TRANSFER, SET OVER and DELIVER unto the Trustee the following:

A. All perpetual or term mineral and perpetual or term royalty interests in oil, gas or other minerals owned by Sabine in lands which are productive of oil, gas or other minerals (as herein below defined) on January 1, 1983 (the “Effective Date”) and which are located in the following States:

Mississippi
New Mexico
Oklahoma
Texas

subject (but only to the extent the same are valid and subsisting on the Effective Date) to any oil and gas or oil, gas and mineral leases and other matters of record covering or affecting said interests and to any valid and subsisting oil or gas purchase or sale contracts or processing agreements and to any valid and subsisting pooling, unitization or communitization agreements, declarations or orders (herein collectively referred to as “Encumbrances”) relating to such mineral and royalty interests; and

B. All overriding royalty interests, production payment interests, net profit interests and other nonoperating interests of whatever nature or description in lands located in any of the States aforementioned which are productive of oil, gas or other minerals (as herein below defined) on the Effective Date, subject to any Encumbrances covering, affecting or relating to such interests;
together with all rights of ingress and egress (if any) and all other appurtenances belonging or appurtenant to the property interests described in subparagraphs A and B above (herein collectively referred to as the “Conveyed Interests”).
      TO HAVE AND TO HOLD the Conveyed Interests unto the Trustee, its successors and assigns, forever, subject as aforesaid and subject to the further terms and provisions of this instrument.
      1. The term “productive of oil, gas or other minerals” as used herein shall be deemed to mean those property interests above described which are on the Effective Date subject to a valid, subsisting and recorded oil and gas lease, oil, gas or mineral lease, or other form of lease for the production of any oil, gas or other mineral substance, whether or not actually producing, without regard to any depth limitation contained in any such lease or to the particular mineral substance or substances covered thereby.
      2. The term “oil, gas and other minerals” as used herein shall be deemed to mean and include with respect to any particular Conveyed Interest such substances as are included in the Conveyed Interest, as determined by reference to the law of the State in which such interest is located.
      3. Sabine hereby excepts and reserves unto itself, its successors and assigns (and there is not conveyed hereby) the following:

(a) The specific property interests described in the Schedule of Excluded Property Interests annexed hereto.

(b) All perpetual or term mineral and royalty interests, overriding royalty interests, production payment interests, net profit interests and other nonoperating interests of whatever nature or description which are not productive of oil, gas or other minerals (as above defined) on the Effective Date.

(c) All overriding royalty interests in lands covered by oil, gas and/or other mineral leases executed by the United States of America and all overriding royalty interests, production payment interests, net profit interests and other nonoperating interests owned by Sabine which by their terms are convertible to working or operating interests in oil, gas or mineral properties.

(d) All leasehold working interests or operating interests owned by Sabine in any of the lands covered or affected by the Conveyed Interests.

(e) Each Conveyed Interest which is on the Effective Date the subject of any court proceeding in any state or federal court or which is on the Effective Date the subject of any proceeding to pool or unitize (whether voluntarily or involuntarily) such interest in any state regulatory body having jurisdiction for such purpose.

(f) All executive rights (to the extent owned by Sabine immediately prior to the Effective Date) including rights to execute oil, gas and/or other mineral leases covering all or any part of the Conveyed Interests and rights to receive bonuses and delay rentals paid or payable in connection with or pursuant to any such leases. In exercising its right to execute oil, gas and/or other mineral leases affecting the Conveyed Interests, Sabine shall have full and unlimited discretion to enter into leases thereof on such terms and conditions as it may deem proper, so long as such leases are entered into in bona fide arm’s-length transactions with third parties who are not affiliates or subsidiaries of Sabine. Sabine shall also have the right to execute leases in favor of affiliates or subsidiaries of Sabine so long as each lease so executed is upon terms substantially equal to the terms which would reasonably be available in the area, at the time such lease is executed, in a bona fide arm’s-length transaction with a third party not affiliated with Sabine and provides for a fractional royalty on oil, gas and/or other mineral produced from the land covered thereby. In exercising the right reserved in this paragraph, Sabine shall have the right to include in any such lease provisions allowing the lessee therein to unitize, pool, combine or recombine the land covered by any such lease, so long as the rights so granted are not inconsistent with the rights to unitize, pool, combine or recombine reserved to Sabine in subparagraph (g) below.

(g) The right and power, at its option, from time to time to unitize, pool, combine or recombine the Conveyed Interests, or any portion or portions thereof, as to oil, gas and other minerals, or any one or more of them with other interests or estates in lands in the same general area as the Conveyed Interest being so unitized, pooled, combined or recombined, so as to create one or more unitized areas. Sabine, under the provisions hereof, may pool, unitize, combine or recombine the land affected by a Conveyed Interest, or any portion or portions thereof, as to oil in any one or more strata, as to gas in any one or more strata, as to gas and liquid hydrocarbons other than oil in any one or more strata and as to any other mineral in any one or more strata. The units formed by pooling, unitizing, combining or recombining as to any strata or stratum need not conform in. size or area with the unit or units into which said land is pooled, unitized, combined or recombined as to any other strata or stratum, and oil units need not conform in area with gas units or with units as to gas and liquid hydrocarbons other than oil or with units as to other minerals, nor need any conform with the other. The pooling, unitization, combining and recombining in one or more instances shall not exhaust the rights of Sabine hereunder to pool, unitize, combine or recombine a Conveyed Interest, or any portion or portions thereof, into other units. Pursuant to the power reserved by Sabine in this paragraph, Sabine shall have the right to enlarge, reform or dissolve units previously formed Sabine shall execute in writing an instrument or instruments identifying and describing the interest and acreage pooled, unitized, combined, recombined or enlarged, the substance or substances affected, and the strata or stratum affected, shall cause the same to be recorded in the proper records of the county or parish in which the Conveyed Interest affected thereby is situated and shall promptly furnish to the Trustee a copy of the recorded instrument. The method of allocation of production to tracts within any unit shall be on a surface-acre basis or such other reasonable basis as Sabine shall in good faith determine, and there shall acme to the Conveyed Interest so pooled or unitized only such share of the unitized substance produced from the strata or stratum so unitized, pooled, combined or recombined which is so allocated to the tract or tracts in which the Conveyed Interest is situated and which is properly allocable to the Conveyed Interest in such tract or tracts.

      4. The executive rights and the pooling rights herein reserved to Sabine shall with respect to each of the Conveyed Interests affected thereby, vest in the Trustee or other owner or owners of the mineral estate affected thereby upon the earlier to occur of (i) the sale or other disposition by the Trustee of such Conveyed Interest, (ii) the termination of the Sabine Corporation Royalty Trust Agreement mentioned below or (iii) the expiration of 21 years after the death of the last to die of all of the issue living at the date of execution of this instrument of John D. Rockefeller, Jr., late father of the late Vice President of the United States, Nelson A. Rockefeller.
      5. This instrument is subject to the terms and provisions of the Sabine Corporation Royalty Trust Agreement dated of even date herewith executed by Sabine and the Trustee.
      6. This Conveyance is made without any covenant or representation of title or warranty of title of any kind, express or implied, and without recourse against Sabine in the event of any failure of title to the Conveyed Interests, or any part thereof, but is made with full substitution and subrogation of the Trustee in and to all covenants and warranties by others heretofore given or made with respect to the Conveyed Interests, respectively, or any part thereof.
      7. Sabine agrees to execute and record within a reasonable time after the Effective Date in each recording jurisdiction wherein each Conveyed Interest is situated a conveyance or assignment describing the Conveyed Interests situated in such recording jurisdiction. In addition, Sabine agrees to execute and deliver to the Trustee all such other and additional instruments, notices, division orders, transfer orders and other documents and to do all such other and further acts and things as may be reasonably necessary to more fully and effectively grant, convey and assign to the Trustee the Conveyed Interests covered hereby.
      8. All proceeds of production accruing or allocable to the Conveyed Interests after the Effective Date shall be subject to the terms and provisions of a certain Escrow Agreement, entered into concurrently with the execution and delivery of this Conveyance, and executed by Sabine, the Trustee and InterFirst Bank Dallas, N.A. as the Escrow Agent.
      IN WITNESS WHEREOF, Sabine has executed this Conveyance this      day of December, 1982, effective as to runs of oil and deliveries of gas and for all other purposes as of 7:00 a.m. local time (at the location of the Conveyed Interests, respectively) on the Effective Date.

WITNESSES:	SABINE CORPORATION

By:

President

ATTEST:

By:

Secretary
[ACKNOWLEDGMENTS]

EXHIBIT B

Number	Units
CERTIFICATE FOR UNITS OF BENEFICIAL INTEREST
IN SABINE ROYALTY TRUST
      Created by, Issued Under and Subject to the Royalty Trust Agreement effective as of December 31, 1982, for Sabine Royalty Trust.
      This Certificate of Beneficial Interest is transferable in the Cities of New York, New York, and Dallas, Texas.

      THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE SUBJECT TO MANDATORY REDEMPTION BY THE TRUSTEE UNDER CERTAIN CIRCUMSTANCES IF A PROCEEDING IS COMMENCED SEEKING FORFEITURE OF TRUST PROPERTIES DUE TO A UNIT HOLDER’S INELIGIBILITY TO OWN UNITS BY REASON OF THE NATIONALITY OR OTHER STATUS OF SUCH HOLDER.

      THIS CERTIFIES THAT                     is the owner of                     Units of Beneficial Interest (“Units”) in that certain Trust known an designated as Sabine Royalty Trust, created and established under the terms of the above referenced Royalty Trust Agreement by and between Sabine Corporation, a Louisiana corporation with its principal office in Dallas, Texas, as Trustor, and InterFirst Bank Dallas, N.A., a banking association organized under the laws of the United States with its principal trust office in Dallas, Texas, as Trustee, a duplicate original of which Royalty Trust Agreement is, for the information of all concerned, held by said Trustee at its principal trust office in Dallas, Texas. Said Royalty Trust Agreement is hereby referred to and made a part of this Certificate for all purposes, and the owner of this Certificate by accepting the same consents to, and becomes bound by, all the terms and provisions of said Royalty Trust Agreement and the provisions herein. The Units represented by this Certificate are transferable on the records of the Trustee by the holder hereof in person, or by duly authorized attorney, upon surrender of this Certificate, properly endorsed, to the Trustee. This Certificate shall not be valid until countersigned and registered by the Transfer Agent and Registrar.
      WITNESS the seal of the Trustee and the signature of its duly authorized officer.
Date:

INTERFIRST BANK DALLAS, N.A.,
as Trustee

By:

Authorized Officer

Countersigned and Registered:
INTERFIRST BANK DALLAS, N.A.,
  Transfer Agent and Registrar

By:

Authorized Signature
ASSIGNMENT
      For value received           hereby sell(s), assign(s) and transfer(s) unto             Units of Beneficial Interest represented by the within Certificate, and do(es) hereby constitute and appoint irrevocably                     Attorney to transfer said Units on the records of the within named                     , Trustee, with willful power of substitution in the premises.
Date:

NOTICE — The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatsoever.

EXHIBIT C
COMPENSATION OF INTERFIRST BANK DALLAS, N.A.
(As Trustee, Escrow Agent and Transfer Agent and Registrar)
      I. Introductory Note. InterFirst Bank Dallas N.A. is serving as Trustee of Sabine Royalty Trust, as Transfer Agent and Registrar of the Units issued pursuant thereto and as escrow agent (Escrow Agent) under the Escrow Agreement referred to therein. Capitalized terms which are not otherwise defined in this Exhibit C shall have the meanings ascribed to them in the Sabine Corporation Royalty Trust Agreement (Agreement). Fees for the Bank’s services as Transfer Agent and Registrar are provided for in Part IV hereof. The fee described in Part III hereof is intended to compensate the Bank for all services rendered in its capacities as Trustee and Escrow Agent. All costs incurred by the Bank in its capacities as Trustee and Escrow Agent shall be accumulated in one account and shall be allocated between the Trustee function and the Escrow Agent function based upon the actual administrative services rendered by the Bank in each capacity. Any determination by the Bank as to the allocation of the fee between the Trustee and the Escrow Agent shall be conclusive and binding on the Unit Holders, but in no event shall affect the aggregate fee payable to the Bank hereunder.
      II. Certain Definitions.
      (1) “Administrative Costs” means all fully allocated costs incurred by the Bank, as Trustee and Escrow Agent, in performing Administrative Services. Administrative Costs shall not include any Professional and Related Costs.
      (2) “Administrative Services” means the duties of the Bank, as Trustee or Escrow Agent, to (a) receive, collect and account for approximately 1,100 monthly payments in respect of the Royalty Properties generating approximately 26,000 line items of information monthly, (b) invest all collected cash balances pending distribution, (c) pay all expenses and fees of the Trust and the Escrow, (d) calculate and distribute monthly all Monthly Income Amounts, (e) file such state and federal income tax returns as the Trustee and the Escrow Agent consider necessary or appropriate to comply with applicable law, (f) supply all data to Unit Holders necessary to enable them to prepare their state and federal income tax returns, (g) respond to inquiries from Unit Holders, (h) respond to appropriate inquiries from brokers and securities analysts, (f) secure and coordinate the activities of and cooperate with all professionals engaged pursuant to Section 7.06 of the Agreement or paragraph 6 of the Escrow Agreement, (j) coordinate the activities of any Other Trustee and all ancillary trustees and escrow agents, (k) provide available data to petroleum consultants in connection with the annual valuation of the Trust’s proved oil and gas reserves, (1) secure the preparation of and file all reports, notices and statements as may be required to comply with applicable securities laws and regulations and the rules of any stock exchange on which the Units are listed and (m) maintain communications with the Company respecting the Trust and the Escrow.
      (3) “Aggregate Monthly Administrative Costs” means the sum of Prior Monthly Administrative Costs and the Current Monthly Administrative Costs.
      (4) “Bonus Costs” means the sum of (a) 100% of Cost Savings to the extent that they represent 10% or less of the Estimated Annual Administrative Costs for any accounting year and (b) 50% of Cost Savings to the extent that they represent more than 10% of the Estimated Annual Administrative Costs for any accounting year.
      (5) “Cost Savings” means the amount by which the Estimated Annual Administrative Costs for any accounting year exceeds the sum of the Monthly Administrative Costs paid during that year.
      (6) “Current Monthly Administrative Costs” means the Monthly Administrative Costs applicable to a Monthly Period with respect to which a Monthly Fee calculation is being made.
      (7) “Escrow” means the mechanism created pursuant to the Escrow Agreement for the collection, investment and distribution of cash proceeds from the Royalties.

      (8) “Estimated Annual Administrative Costs” means the amount of Administrative Costs which the Bank, as Trustee and Escrow Agent, expects to incur during each calendar year. The Estimated Annual Administrative Costs for calendar year 1983 are $496,300. The Estimated Annual Administrative Costs for each subsequent year shall be supplied by the Bank annually to the Trust Auditor prior to January 31 in each such year. Both the Estimated Annual Administrative Costs and the total amount of fees for the Bank that would arise therefrom shall be published in the report of the Trust mailed to Unit Holders for the first fiscal quarter of each year commencing in 1983.
      (9) “Extraordinary Costs” means costs incurred by the Bank, as Trustee or Escrow Agent, in respect of Extraordinary Services.
      (10) “Extraordinary Services” means substantially increased administrative duties or responsibilities which were not included in Estimated Annual Administrative Costs and which have increased the actual costs of administering the Trust and the Escrow including, without limitation, (a) any requirement for the establishment of record dates more frequently than once a month, (b) expanded tax or regulatory requirements and (c) the sale of assets by or the dissolution and liquidation of the Trust.
      (11) “Monthly Administrative Costs” means the Administrative Costs incurred by the Bank, as Trustee and Escrow Agent, during each Monthly Period.
      (12) “Monthly Bonus Costs” means one-twelfth of the Bonus Costs for the preceding accounting year, such amount to be employed in determining the Monthly Fees payable to the Bank, as Trustee and Escrow Agent, for each month during the next ensuing accounting year.
      (13) “Monthly Extraordinary Costs” means the Extraordinary Costs incurred by the Bank, as Trustee and Escrow Agent, during each Monthly Period.
      (14) “Monthly Fee” means the fee payable to the Bank, as Trustee and Escrow Agent, pursuant to Part III of this Exhibit C in respect of each Monthly Period.
      (15) “Prior Monthly Administrative Costs” means all Monthly Administrative Costs incurred in respect of Monthly Periods in the same accounting year prior to the Monthly Period with respect to which a Monthly Fee calculation is being made.
      (16) “Professional and Related Costs” means (a) services rendered and expenses incurred by professionals (who are not full time employees of the Bank) consulted by the Bank pursuant to Section 7.06 of the Agreement or paragraph 6 of the Escrow Agreement, (b) the fees and expenses of ancillary trustees and ancillary escrow agents, (c) the fees and expenses of any Other Trustee and (d) the reasonable cost of any insurance premiums relating to insurance procured by the Bank to protect it from liability arising from or related to its duties as Trustee and Escrow Agent.
      (17) “Trust Auditor” means the firm of independent public accountants which renders the report on the Bank’s fees as required by Section 4.04(b) of the Agreement.

      III. Monthly Fees.
      (1) The Bank, as Trustee and Escrow Agent, shall be entitled to receive on each Monthly Record Date a Monthly Fee calculated as follows:

(a) As long as the Aggregate Monthly Administrative Costs do not exceed the Estimated Annual Administrative Costs for that year, the following formula shall be used to calculate the Monthly Fee payable in respect of the then current Monthly Period:
Monthly Administrative Costs

70%
and
Monthly Extraordinary Costs (if any)
and Monthly Bonus Costs (if any)

70%

(b) If the Aggregate Monthly Administrative Costs exceed the Estimated Annual Administrative Costs for that year, the following formula shall be used to calculate the Monthly Fee payable in respect of the then current Monthly Period:

Monthly Fee equals the sum of
The positive difference, if any, between Estimated
Annual Administrative Costs and Prior Monthly
Administrative Costs

70%
and
One-half of the positive difference, if any, between
(i) Aggregate Monthly Administrative Costs and
(ii) the greater of (A) 110% of Estimated Annual
Administrative Costs and (B) Prior Monthly
Administrative Costs

70%
and
Monthly Extraordinary Costs (if any)
and Monthly Bonus Costs (if any)

70%
      IV. Transfer Service Fees.
      An additional fee will be charged by the Bank, as Transfer Agent and Registrar, for services related to the transfer and registration of Units. The fees to be paid and services to be rendered by the Bank, as Transfer Agent and Registrar, pursuant to this Part IV are as follows:

A fee of $.625 per month per Unit Holder account shall be charged for:

(1) Issuance and registration of all certificates.

(2) The complete maintenance of all Unit Holder accounts.

(3) The processing of all transfers including those requiring special handling, i.e., regular, irregular, non-legal items, legal items and documentary transfers.

(4) The processing of all stop transfer orders including placement, maintenance and removal.

(5) The posting of all certificates issued and cancelled.

(6) The processing of the monthly distributions of the Monthly Income Amounts to Unit Holders.

(7) The distribution of all required tax forms and returns including Form 1099 (or substitute) and alien tax returns. The solicitation of taxpayer identification numbers or Social Security numbers as required.

(8) The mailing of quarterly and annual reports to the Unit Holders as required by the Agreement.
      Certificates issued each month in excess of 1/12th of the number of holders at the end of the previous year will be billed at $1.25 each.
      Any additional transfer services will be charged on the Bank’s current fee schedule in effect at the time such services are rendered. It is understood and agreed that the transfer services fee will be very substantially increased under this Part IV if record dates must be established more frequently than once a month.
      The fee for transfer services will remain as stated herein until December 31, 1984. Thereafter, the transfer services fee shall increase or decrease in accordance with the reasonable and customary rates charged for such services by banks in the community where such services are then being rendered.
      V. Expenses.
      All out-of-pocket expenses incurred by the Bank, as Trustee, Escrow Agent or Transfer Agent and Registrar, as the case may be, in the performance of its duties in the foregoing capacities, including but not limited to Professional and Related Costs, the cost of preparing state and federal tax returns and the cost of forms, printing, microfiche, postage, insurance, delivery and pick-up, long distance telephone charges and travel expenses shall be charged to the Trust or the Escrow, as the case may be, at cost.

EXHIBIT D
ESCROW AGREEMENT
      This ESCROW AGREEMENT (the “Agreement”) is entered into by and between SABINE CORPORATION, a Louisiana corporation having its principal office in Dallas, Texas (the “Company”). INTERFIRST BANK DALLAS, N.A., a banking association organized under the laws of the United States and having its principal office in Dallas, Texas (the “Bank”), herein in its individual capacity referred to as the “Escrow Agent”, and the Bank, in its capacity as Trustee under the Sabine Corporation Royalty Trust Agreement, effective as of December 31, 1982 (the “Trust Agreement”), herein referred to as the “Trustee”;
      WITNESSETH:
      WHEREAS, the Company, as Trustor, has made and entered into the Trust Agreement with the Trustee creating Sabine Royalty Trust (the “Trust”); and
      WHEREAS, the Company contemporaneously with the execution of the Trust Agreement executed the “Conveyances” of the “Royalties (as those terms are defined in the Trust Agreement) to the Trustee; and
      WHEREAS, under the terms of the Conveyances and the Trust Agreement, the Company and the Trustee are authorized, directed and required to enter into this Agreement with the Escrow Agent;
      NOW, THEREFORE, for the mutual consideration flowing from each to the other, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon and subject to the terms, provisions and conditions hereinafter set forth, the Company, the Trustee and the Escrow Agent hereby agree as follows:

1. The Company and the Trustee shall execute and deliver such transfer orders and other documents as may be necessary to direct the payment, effective 7:00 A.M., local time, January 1, 1983, of all amounts attributable to the Royalties to the Escrow Agent for deposit to the appropriate escrow account to be maintained by the Escrow Agent pursuant to the terms of this Agreement.

2. The Escrow Agent hereby agrees as follows:

(a) to collect all amounts attributable to the Royalties which are paid to the Escrow Agent pursuant to the terms of this Agreement;

(b) to deposit the amounts received by the Escrow Agent for the calendar months of January, February and March 1983, in an escrow account, to segregate and account for separately all amounts received by the Escrow Agent and posted in detail to its books during the months of January, February and March 1983, and for purposes of this Agreement, to treat such amounts as the Monthly Escrow Amount (as defined below) for the month of March 1983;

(c) subject to subparagraph (b) above, to deposit the amounts received by the Escrow Agent for each calendar month beginning with April 1983, in an escrow account and to segregate and account for separately all amounts received by the Escrow Agent and posted in detail to its books during each calendar month (“Monthly Escrow Amount”);

(d) to invest temporarily as hereinafter provided all collected cash balances constituting from time to time the Monthly Escrow Amount;

(e) on or before the fifth day of each calendar month (commencing with April 1983), to report to the Trustee the Monthly Escrow Amount for the immediately preceding calendar month;

(f) on or before the fifth day of each calendar month (commencing with April 1983), to report to the Trustee the estimated interest earned and to be earned in respect of the Monthly Escrow Amount for the immediately preceding calendar month prior to its payment to the Trustee;

(g) to pay and deliver to the Trustee on the “Monthly Record Date,” as defined in the Trust Agreement, occurring in the next succeeding calendar month, all sums constituting the

Monthly Escrow Amount for each calendar month, including all interest received in respect thereof to date of payment; and

(h) to pay and deliver to the Company from time to time any proceeds from the sale of oil and gas production attributable to interests of the Company and its affiliates erroneously remitted to the Escrow Agent.

3. The Escrow Agent is authorized and directed to place the collected cash balances constituting each Monthly Escrow Amount in one or more of the following investments, and no others:

(a) obligations issued by (or unconditionally guaranteed by) the United States or any agency or instrumentality thereof (provided such obligations are secured by the full faith and credit of the United States);

(b) repurchase agreements secured by obligations qualifying under subsection (a) above; or

(c) certificates of deposit of any bank having a capital, surplus and undivided profits of at least $50,000,000.

Any such obligation, repurchase agreement or certificate of deposit must mature on or before the Monthly Record Date occurring in the next succeeding calendar month, must be held to maturity and, to the extent not prohibited by law, may be purchased from the Bank or any successor bank serving as Escrow Agent.

4. This Agreement shall terminate upon the occurrence of any of the following events, and thereafter, all payments with respect to the Royalties or portion affected thereby shall be made directly to the Trustee:

(a) upon the mutual written agreement of the Company and the Trustee;

(b) upon termination of the Trust in accordance with the terms of the Trust Agreement; or

(c) with respect to each of the Royalties upon the disposition by the Trustee of such Royalty.

Upon the occurrence of any of the foregoing events, the parties hereto agree to execute and deliver such transfer orders and other documents as are necessary to effect the payment of all amounts attributable to the Royalties to the Trustee, or to any other person as directed by the Trustee.

5. The Escrow Agent shall receive compensation from the Trust for its services as escrow agent hereunder as set forth in Exhibit C to the Trust Agreement. Such compensation shall be due and paid to the Escrow Agent on the Monthly Record Date occurring in each calendar month by the Escrow Agent’s reducing the sum to be paid and delivered to the Trustee out of the Monthly Escrow Amount for the preceding calendar month by the amount of such compensation. The Escrow Agent shall endeavor to assure that any out-of-pocket expenses reasonably incurred by the Escrow Agent pursuant to this Agreement, to the extent such expenses are not contemplated or specifically covered in Exhibit C to the Trust Agreement, shall be incurred and paid by the Escrow Agent on the Monthly Record Date occurring in each calendar-month and the sum to be paid and delivered to the Trustee out of the Monthly Escrow Amount for the preceding calendar month shall be reduced by the amount of such expenses.

6. The following provisions shall control with respect to the rights, duties, liabilities, privileges and immunities of the Escrow Agent:

(a) The Escrow Agent acts hereunder as a depository and disbursing agent only and is not responsible or liable in any manner whatever for the correctness, genuineness or validity of the Conveyances, or any part thereof, or for the identity or authority of any person executing the Conveyances or depositing any sums under the Conveyances.

(b) The Bank (including its agents and employees) shall be indemnified by, and receive reimbursement from, the Trust Estate, as defined in the Trust Agreement, against and from any and all liability, expense, claim, damage or loss (including reasonable legal fees and expenses) incurred by it, individually or as Escrow Agent, in the administration of the Escrow Agreement, or in the doing of any act done or performed or omission occurring on account of its being Escrow Agent, except such liability, expense, claim, damage or loss arising from the Escrow Agent’s negligence, bad faith or fraud.

(c) The Escrow Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, authorization, power of attorney or paper or document which the Escrow Agent in good faith believes to be genuine and what it purports to be.

(d) The Escrow Agent may, but shall not be required to, consult with counsel (including its own counsel), accountants, geologists, engineers and other parties deemed by the Escrow Agent to be qualified as experts on the matters submitted to them, and the opinion of any such party on any matter submitted to it by the Escrow Agent shall be full and complete authorization and protection in respect of any action taken or suffered by it hereunder in good faith and in accordance with the opinion of any such party. The Escrow Agent is authorized to make payments of all reasonable fees for services or expenses thus incurred.

(e) The Escrow Agent shall not be personally or individually liable for any act or omission except in the case of negligence, bad faith or fraud. No action taken or suffered in good faith by the Escrow Agent in reliance upon and in accordance with the opinion of any expert consulted by the Escrow Agent shall in any event constitute negligence, bad faith or fraud within the purview of this paragraph 6.

7. Any notice or demand required to be given or to be send upon any party hereunder must be in writing and may be delivered by certified or registered mail and shall be deemed to have been given and received when a certified or registered letter containing such notice or demand, properly addressed, with postage prepaid, is deposited in the United States mail; and if given otherwise than by certified or registered mail, it shall be deemed to have been given when delivered to and received by the party to whom addressed. Such notices shall be given to the parties hereto at the following addresses:

If to the Company:

Sabine Corporation
1200 Mercantile Bank Building
Dallas, Texas 75201
Attention: Legal Department

If to the Escrow Agent

Trust Division
InterFirst Bank Dallas, N.A.
P.O. Box 83791
Dallas, Texas 75283
Attention: Sabine Escrow

If to the Trustee:

Trust Division
InterFirst Bank Dallas, N.A.
P.O. Box 83791
Dallas, Texas 75283
Attention: Sabine Royalty Trust

Any party hereto may at any time, by giving ten (10) days’ written notice by certified or registered mail to the other parties hereto, designate any other address in substitution of the foregoing address to which any such notice or demand shall be given.

8. To the extent known or otherwise available to the Company without unreasonable effort or expense, the Company shall provide to the Escrow Agent on a timely basis upon request such information not known or otherwise available to the Escrow Agent concerning the Royalty Properties (including information with respect to the properties presently burdened by the Royalty Properties) as shall be necessary for any reasonable purpose of the Escrow Agent.

The out-of-pocket costs incurred by the Company (which shall not include reimbursement of general and administrative overhead expenses, or salaries of its employees) in preparing or obtaining information pursuant to this paragraph 8 (including but not limited to all fees with respect to the employment of accountants, lawyers, engineers or other professionals not employed as employees of the Company) shall be reimbursed to the Company by the Escrow Agent.

The Company hereby agrees to indemnify the Escrow Agent against any loss, liability, damage and expense (including reasonable attorneys’ fees) incurred by the Trustee as a result of or arising out of any of the information provided to the Trustee by the Escrow Agent pursuant to this paragraph 8 being untimely or incorrect or untrue in any material respect.

9. To the extent the Company is required to file any report with respect to the Escrow Agreement with any stock exchange on which the Units are listed or any governmental authority and to the extent known or otherwise available to the Escrow Agent without unreasonable effort or expense, the Escrow Agent will provide to the Company on a timely basis upon the Company’s request such information with respect to the Escrow Agreement that is not within the knowledge of the Company and that is necessary to the Company’s ability to make such filing or such report. The Company shall be indemnified by the Escrow Agent (which shall in turn be indemnified by the Trust Estate) against any loss, liability, damage and expense (including reasonable attorneys’ fees) incurred by the Company as a result of or arising out of any of the information provided to the Company by the Escrow Agent pursuant to this paragraph 9 being untimely or incorrect or untrue in any material respect.

10. In the event that a successor Trustee is appointed under the Trust Agreement, the Escrow Agent shall resign as escrow agent hereunder and the successor Trustee under the Trust Agreement, in its individual capacity and not in its capacity as Trustee of the Trust, shall succeed to and become the Escrow Agent hereunder. In the event that the successor Trustee under the Trust Agreement fails or refuses to act as Escrow Agent under this Agreement, upon the application of the resigning Escrow Agent, a successor Escrow Agent shall be appointed by the Federal District Court for the Northern District of Texas (Dallas Division), or in the event of the failure or refusal of such Federal District Court so to act, by any State District Court of Dallas County, Texas, and in the event any such application is filed, any such court may appoint a temporary successor Escrow Agent at any time after any such application is filed with it which shall, pending the final appointment of a successor Escrow Agent, have such powers and duties as the court appointing such temporary successor Escrow Agent shall provide in its order of appointment, consistent with the provisions of this Agreement. In the event such court shall deem it necessary, the court may appoint such temporary successor Escrow Agent or successor Escrow Agent on such terms as to compensation as it shall deem necessary and reasonable notwithstanding any provision herein to the contrary. An Escrow Agent appointed under the provisions of this paragraph 10 shall be a national banking association domiciled in the United States.

11. This Agreement constitutes the full and complete agreement of the parties hereto with respect to the subject matter hereof and may be changed, modified or amended only by an instrument in writing duly executed by all parties hereto.

12. This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted, construed and enforced in accordance with the laws of the State of Texas.

13. The Escrow Agent is authorized and empowered to appoint an ancillary escrow agent under this Agreement in any jurisdiction where such appointment is required by applicable law.

14. Except as otherwise provided herein the rights, duties and obligations of the parties under this Agreement shall not be assignable, in whole or in part, and this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Executed this day of December, 1982.

SABINE CORPORATION

By:

INTERFIRST BANK DALLAS, N.A.;
as Trustee

By:

INTERFIRST BANK DALLAS, N.A.,
as Escrow Agent

By:

ANNEX C
SABINE CORPORATION

PROPOSED
FIRST AMENDMENT
TO
ROYALTY TRUST AGREEMENT
      This FIRST AMENDMENT TO ROYALTY TRUST AGREEMENT (this “Amendment”), dated                     , 2005 (the “Effective Date”), to that Royalty Trust Agreement (the “Original Agreement”), dated the 31st day of December, 1982, by and between SABINE CORPORATION, a Louisiana corporation having its principal office in Dallas, Texas (the “Company”), as Trustor, and INTERFIRST BANK DALLAS, N.A., a banking association organized under the laws of the United States having its principal trust office in Dallas, Texas (the “Bank”), as Trustee.
      WHEREAS, the Sabine Royalty Trust (the “Trust”) was created by the Company for the benefit of the Unit Holders as an express trust under the laws of the State of Texas and as a grantor trust for federal income tax purposes;
      WHEREAS, the current trustee of the Trust is Bank of America, N.A. (as successor to NationsBank, N.A. and InterFirst Bank Dallas, N.A.) and, in accordance with Article VIII of the Original Agreement, Bank of America, N.A., as Trustee, is subject to all the terms and conditions of the Original Agreement;
      WHEREAS, effective January 1, 1990, the Company was acquired by, or merged with, Pacific Enterprises Oil Company (USA) (“Pacific USA”);
      WHEREAS, Pacific USA, as successor to the Company, assumed, by operation of law, all of the Company’s rights and obligations with respect to the Trust;
      WHEREAS, Section 10.02 of the Original Agreement provides that any provision of the Original Agreement (other than Section 10.02) may, except in limited circumstances, be amended by the vote of the Record Date Unit Holders holding Certificates representing a majority of the Units outstanding on the Voting Record Date;
      WHEREAS, on or about                     , 2005 [Demand Date], in accordance with Article V of the Original Agreement, Unit Holders (or persons appointed by an instrument in writing to act on behalf of such Unit Holders in accordance with Section 5.03 of the original Agreement) owning in excess of ten percent (10%) of the Units outstanding on and as of November 7, 2005, provided written request for a meeting to the Trustee in accordance with the provisions of Section 5.02 of the Original Agreement;
      WHEREAS, on or about                     , 2005 [Notice Date], the Trustee provided to all Unit Holders on the Voting Record Date of                     , 2005[Voting Record Date], written notice of a meeting to be held at a.m. on                     , 2005 [Meeting Date], at                     , Dallas, Texas (the “Meeting”) in accordance with the provisions of Section 5.02 of the Original Agreement;
      WHEREAS, present at such Meeting, either in person or by proxy, were Record Date Unit Holders holding Certificates representing a majority of the Units outstanding on the Voting Record Date and, as such, a quorum for such Meeting, as contemplated by Section 5.03 of the Original Agreement, had convened; and
      WHEREAS, at the Meeting, on and as of [Ten o’clock (Central Time)] (the “Effective Time”), Record Date Unit Holders (or persons appointed by an instrument in writing as proxies on behalf of Record Date Unit Holders) who, in the aggregate, represented                     percent (          %) of the Units outstanding on the Voting Record Date (collectively, the “Consenting Unit Holders”) attended such Meeting, approved this Amendment and the Approved Transaction (as hereinafter defined) and, immediately thereafter, executed this Amendment; and

      WHEREAS, the general intent of the Consenting Unit Holders in executing this Amendment is to cause the Trust to enter into a series of transactions (collectively, the “Approved Transaction”) whereby (1) the Trust will voluntarily terminate at the direction of the Consenting Unit Holders; (2) the Trust will sell, as part of its disposition of assets upon termination, all of the Royalties and other assets owned by the Trust, including cash and cash equivalents, to SPP Operating, LP, a newly formed Texas limited partnership (“Operating”) and wholly-owned subsidiary of Sabine Production Partners, LP, a Delaware master limited partnership (the “Partnership”) in exchange for 14,579,345 units of limited partnership in the Partnership (“Partnership Units”), representing, in the aggregate, a 98.75% limited partnership interest in the Partnership; and (3) immediately following such sale, the Trust will liquidate by distributing the Partnership Units acquired from the Partnership to the Unit Holders of the Trust existing on and as of the effective time for the termination, in each case, as detailed herein and further described in that prospectus/proxy statement, dated November      , 2005, forming a part of that Registration Statement on Form S-4 (Registration No. 333-127203) filed by the Partnership under the Securities Act of 1933, as amended, and declared effective by the U.S. Securities and Exchange Commission on November      , 2005.
      NOW, THEREFORE, the Consenting Unit Holders intending to be legally bound and intending to legally amend the terms of the Original Agreement pursuant to authority reserved to them by the Company, as Trustor, under the terms of the Original Agreement, do hereby provide as follows:
ARTICLE I
CONTEXT
      Section 1.01     Definitions. Each of the capitalized terms used in this Amendment, but not otherwise defined, shall have the meaning ascribed thereto in the Original Agreement.
      Section 1.02     Continuation of Other Provisions. Subject to Section 3.03 hereof, provisions of the Original Agreement not amended or modified hereby, shall remain in full force and effect, without modification or change.
      Section 1.03     This Amendment Controls. To the extent that any inconsistency exists between the terms of this Amendment and the Original Agreement, the terms of this Amendment shall control.
      Section 1.04     Intent to Consummate Approved Transaction Without Delay. The Consenting Unit Holders do hereby agree and direct the Trustee to consummate the Approved Transaction as promptly as practicable following the Effective Time.
ARTICLE II
SUBSTANTIVE AMENDMENTS
      Section 2.01     Modified Purpose of the Trust. On and after the Effective Time, the purpose of the Trust shall be to engage strictly in the Approved Transaction. In that regard, the Trustee is hereby authorized, directed and required to take all steps reasonably necessary or appropriate to establish the record of Operating’s title to the Transferred Assets (as hereinafter defined), and, at the request of the Partnership or Operating, to execute and deliver further instruments of transfer and assignment and to take such other action as the Partnership or Operating may reasonably request to more effectively transfer and assign and to vest in Operating the Transferred Assets. Further, the Trustee is hereby authorized, directed and required to otherwise engage in all other transactions, execute such other instruments, obtain such other consents or authorizations, provide such other notices or otherwise take such other actions as are necessary or appropriate to consummate the Approved Transaction on behalf of the Trust and achieve the modified purpose of the Trust.
      Section 2.02     Voluntary Termination of the Trust. Effective on and as of the close of business on the Effective Date (such time, the “Termination Time”), the Trust shall terminate under the provisions of Section 9.01(b) of the Original Agreement.

      Section 2.03     Effects of Termination. At and after the Termination Time, the Trustee shall:

(a) be precluded from continuing with its historical operation of the Trust, except to the extent necessary to carry out the modified purpose of the Trust;

(b) exercise its powers and authority under the Original Agreement only to wind up the affairs of the Trust as promptly and efficiently as reasonably practicable and to make distribution of its assets to the beneficiaries in accordance with the other provisions hereof;

(c) take such action as is necessary or appropriate to modify the Monthly Record Date for the Monthly Period that includes the Effective Date (the “Final Monthly Period”) to end and coincide with the Termination Time (the “Final Monthly Record Date”) and to distribute, as soon as practicable thereafter, but no later than ten (10) Business Days following the Final Monthly Record Date, the Monthly Income Amount for the Final Monthly Period to which the Final Monthly Record Date relates (the “Final Monthly Income Amount”) to the Unit Holders of record on such Final Monthly Record Date in proportion to the Units owned by each such Unit Holder;

(d) take such action as is necessary or appropriate to stop the transfer of any Units on the books and records of the Trust (including requiring notification of same to the Transfer Agent and Registrar of the Trust);

(e) take such action as is necessary or appropriate to stop the trading of the Units on the New York Stock Exchange (or such other stock exchange on which the Units may be quoted) and to delist therefrom;

(f) take all action reasonably requested by the Partnership for the use by the Partnership of the ticker symbol “SBR” in connection with its application to list the Partnership Units on the New York Stock Exchange under such symbol; and

(g) consistent with its obligations under the Securities Exchange Act of 1934, as amended, take such action as is necessary or appropriate to delist therefrom.
      Section 2.04     Disposition and Distribution of Assets Upon Termination. As of the Effective Time, Section 9.02 of the Original Agreement is amended and restated, in its entirety, as follows:

“Section 9.02. Disposition and Distribution of Assets Upon Termination. As a result of the termination of the Trust (effected at that meeting of the Unit Holders called and held on , 2005) the Trustee shall, pursuant to that Transfer, Exchange and Assumption Agreement attached as Annex A hereto, be required to sell the Transferred Assets to Operating in exchange for 14,579,345 Partnership Units. The closing for the sale of the Transferred Assets to Operating (the “Closing”) shall occur at the offices of Andrews Kurth, LLP, counsel to the Partnership and Operating, immediately following the Termination Time on the Effective Date. Subject only to the terms set forth in this Amendment and the Transfer, Exchange and Assumption Agreement, the Trustee shall not retain any discretion with respect to the sale of the Transferred Assets to Operating upon this termination. As promptly as practicable following the Closing, the Trustee shall distribute the Partnership Units in the Trust Estate to the Unit Holders of record on and as of the Termination Time in proportion to the Units owned by each such Unit Holder, and shall, as promptly as practicable after paying, satisfying or discharging all of the existing liabilities of the Trust, including fees of the Trustee, transfer any remaining portion of the Liquidation Reserve (as hereinafter defined), together with any remaining assets of any kind or description in the Trust Estate, to Operating. As used herein, “Transferred Assets” shall mean all of the Royalties of the Trust existing at the Termination Time, together with all other assets and properties of the Trust (whether real or personal), including without limitation, all Other Royalties, and cash and cash equivalents held by the Trust at the Termination Time, other than an amount equal to $25,000 plus the Final Monthly Income Amount (“Liquidation Reserve”). The Liquidation Reserve shall be retained by the Trust after the Termination Time to (1) provide for the funds necessary to satisfy the distribution of the Final Monthly Income Amount and (2) provide the Trust with the funds necessary to pay certain of the day-to-day costs associated with funding the winding-up and liquidation of the Trust as provided herein. Except to the extent expressly required by applicable law, the Trust shall not be required or permitted to establish reserves to provide for the payment of contingent liabilities, due to the fact that Operating has agreed to assume and be responsible for all such contingent liabilities of the Trust.

Upon making final distribution to the Unit Holders and otherwise winding up the affairs of the Trust, the Trustee shall be under no further liability except as provided in Sections 7.01 and 7.02 of the Original Agreement. For purposes of liquidating and winding up the affairs of the Trust at its termination, the Trustee shall continue to act as Trustee and may exercise such power until its duties have been fully performed and the Trust Estate has been finally distributed.

      Section 2.05     Relief of Trustee From Certain Duties, Restrictions and Liabilities. As of the Effective Time, Section 7.09 of the Original Agreement is amended and restated, in its entirety, as follows:

“Section 7.09. Relief of Trustee From Certain Duties, Restrictions and Liabilities.

(a) Pursuant to Section 117.003(b) of the Uniform Prudent Investor Act, the “prudent investor rule” of such act shall be eliminated and shall not apply to either the Trust or the Trustee.

(b) Pursuant to Section 113.059 of the Texas Trust Code, the Trustee is relieved, to the maximum extent permitted by law, from all duties, liabilities or restrictions arising out of or related to this Amendment and/or the Approved Transaction (including, without limitation, with respect to its duty, if any, to evaluate this Amendment or to assess the fairness or adequacy of the Approved Transaction) imposed under the Texas Trust Code; provided, however, nothing contained herein shall be construed as effecting the duties, liabilities or restrictions of the Trustee existing prior to this Amendment.

(c) Nothing contained herein shall relieve the Trustee from any duty, restriction or liability (i) imposed by the terms and conditions of the Original Agreement, as amended by this Amendment, (ii) imposed by applicable law, rule or regulation (including, without limitation, those under Section 113.052 or 113.053 of the Texas Trust Code), or (iii) for a breach of trust committed in bad faith, intentionally or with reckless indifference to the interests of the beneficiaries or (iv) for any profit derived by the Trustee from a breach of trust.
ARTICLE III
MISCELLANEOUS
      Section 3.01     Condition to these Amendments. The Consenting Unit Holders acknowledge and agree that all of the various amendments made herein are considered to have been conditioned on each other, and that no amendment shall be deemed effective or implemented until and unless the entirety of this Amendment shall be deemed effective and implemented.
      Section 3.02     Time is of the Essence. With regard to all dates and time periods set forth or referred to in this Amendment, time is of the essence.
      Section 3.03     Complete Amendment Intended. This Amendment shall be interpreted broadly to accomplish the intent of the Consenting Unit Holders and, as such, the terms of this Amendment shall, to the extent necessary, be construed as amending all of the terms and conditions of the Original Agreement implicated thereby, whether or not expressly referenced herein.
      Section 3.04     Counterparts. This Amendment may be executed in a number of counterparts, each of which shall constitute an original, but such counterparts shall together constitute but one and the same instrument.
      Section 3.05     Headings. The headings of the Sections and Articles of this Amendment are inserted for convenience only and shall not constitute a part hereof.
[Signature page follows]

      IN WITNESS WHEREOF, the Consenting Unit Holders have executed, or caused this Amendment to be executed by their duly authorized representative or proxy, on and as of the Effective Time first written above.

By:

By:

By:

      By executing below, Bank of America, N.A., as Trustee of Sabine Royalty Trust, hereby acknowledges the above Amendment and agrees that such Amendment has been adopted in accordance with the terms of the applicable Trust Agreement.

BANK OF AMERICA, N.A.

By:

Name:

Title:

THE STATE OF TEXAS	§
§
COUNTY OF DALLAS	§
      BEFORE ME, the undersigned authority, on this day personally appeared                     , in his capacity as                     of                     , known to me to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he executed the same for the purposes and consideration therein expressed.
      GIVEN UNDER MY HAND AND SEAL OF OFFICE, this                     day of                     , 2005.

Notary Public in and for the State of

My commission expires:

[Seal]

ANNEX A
TO
FIRST AMENDMENT
TO
ROYALTY TRUST AGREEMENT
Transfer, Exchange and Assumption Agreement

Annex D
PROPOSED
TRANSFER, EXCHANGE AND ASSUMPTION AGREEMENT
      THIS TRANSFER, EXCHANGE AND ASSUMPTION AGREEMENT (this “Agreement”) is entered into on, and effective as of,                     , 200     (the “Effective Date”) by and among Sabine Royalty Trust (“SRT”), acting through its Trustee, Bank of America, N.A., Sabine Production Partners L.P., a Delaware limited partnership (the “Partnership”), and SPP Operating, LP, a Texas limited partnership and wholly owned subsidiary of the Partnership (the “Operating Company”).
RECITALS
      The Partnership and the Operating Company have been formed for the purpose of, among other things, acquiring, owning and operating the assets of SRT in exchange for common units representing limited partner interests in the Partnership.
      On the Effective Date, record date unit holders of SRT (or persons appointed by an instrument in writing as proxies on behalf of record date unit holders) who, in the aggregate, represented                     percent (          %) of the units of SRT outstanding on that date approved the First Amendment to the Royalty Trust Agreement applicable to SRT (the “Amendment”) requiring, among other things, the sale of the assets of SRT pursuant to this Agreement.
ARTICLE I
DEFINITIONS
      Section 1.1     Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:

“Agreement” means this Transfer, Exchange and Assumption Agreement, as amended, modified or supplemented from time to time in accordance with the terms hereof.

“Amendment” shall have the meaning ascribed to such term in the Recitals hereof.

“Assumed Liabilities” means all of the liabilities of SRT, including without limitation the liabilities set forth on Exhibit A hereto, which are incorporated by reference herein.

“Attorney-in-Fact” shall have the meaning ascribed to such term in Section 4.2.

“Beneficial Owner” shall have the meaning ascribed to such term in Section 6.1.

“Conveying Party” shall have the meaning ascribed to such term in Section 4.2.

“Effective Date” shall have the meaning ascribed to such term in the preamble.

“Governmental Authority” means (i) the United States of America, (ii) any state, province, county, municipality or other governmental subdivision within the United States of America, (iii) any court or any governmental department, commission, board, bureau, agency or other instrumentality of the United States of America, or of any state, province, county, municipality or other governmental subdivision within the United States of America, and (iv) any arbitration tribunal having jurisdiction over SRT, the Partnership or the Operating Company.

“Liquidation Reserve” shall have the meaning ascribed to such term in the Amendment.

“Operating Company” shall have the meaning ascribed to such term in the preamble.

“Partnership” shall have the meaning ascribed to such term in the preamble.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Residual Assets” shall have the meaning ascribed to such term in Section 3.3.

“Restriction” shall have the meaning ascribed to such term in Section 6.1.

“Restriction Asset” shall have the meaning ascribed to such term in Section 6.1.

“SRT” shall have the meaning ascribed to such term in the preamble.

“Trust Assets” means all of the assets, properties and rights (whether real or personal) of SRT, including, without limitation, the assets set forth on Exhibit B hereto, which are incorporated by reference herein, other than the Liquidation Reserve, on and as of the close of business on the Effective Date.
ARTICLE II
RECORDATION
      Section 2.1     Recordation of Evidence of Ownership of Assets. In connection with the conveyances contemplated by or provided for in this Agreement, the parties acknowledge that certain jurisdictions in which the assets of the applicable parties to such conveyances are located may require that documents be recorded confirming such conveyances in order to evidence title to the assets owned by such entities. SRT agrees to execute and record within a reasonable time after the Effective Date in each recording jurisdiction wherein the Trust Assets or the Residual Assets are located an appropriate conveyance or assignment recording such transfer and describing the Trust Assets or Residual Assets situated in such recording jurisdiction. In addition, SRT agrees to execute and deliver to the Operating Company all such other and additional documents, notices, division orders, transfer orders and do all such other and further acts and things as may be reasonably necessary or appropriate to more fully and effectively grant, convey and assign to Operating Company the Trust Assets and Residual Assets covered hereby. All such documents shall evidence and confirm such new ownership and are not intended to and shall not constitute a second conveyance or otherwise modify any of the terms, covenants or conditions set forth in this Agreement.
ARTICLE III
TRANSACTIONS
      Section 3.1     Transfer of Trust Assets. In exchange for the issuance of 14,579,345 common units of the Partnership and the assumption by the Operating Company of the Assumed Liabilities, SRT hereby transfers, assigns and conveys to the Operating Company, together with its successors and assigns, all of the Trust Assets, together with all the rights and appurtenances thereto, subject, however, to the terms and conditions stated in this Agreement.
      Section 3.2     Consideration for the Conveyance of the Trust Assets and the Residual Assets; Assumption of Assumed Liabilities. The Partnership hereby issues to SRT (the receipt of which SRT hereby acknowledges) 14,579,345 of its common units as consideration for the conveyance of the Trust Assets and the Residual Assets to the Operating Company. In addition, the Operating Company hereby undertakes, assumes and agrees, subject to the limitations contained herein, to perform, pay or discharge timely and fully when due, all of the Assumed Liabilities as defined and set forth in Exhibit A hereto. The Operating Company shall have the same right to contest or cause to be contested in good faith the amount or validity of any debt or obligation assumed as if the Operating Company was the original party to such debt or obligation.
      Section 3.3     Transfer of Residual Assets. SRT hereby agrees to transfer, assign and convey to the Operating Company, as promptly as practicable after paying, satisfying or discharging all of the existing liabilities of SRT, including fees and expenses of the Trustee, any remaining portion of the Liquidation Reserve, together with any assets, properties or rights (whether real or personal) of SRT existing on and as of the transfer date (the “Residual Assets”), together with all the rights and appurtenances thereto, subject, however, to the terms and conditions stated in this Agreement.
ARTICLE IV
FURTHER ASSURANCES
      Section 4.1     Further Assurances. From time to time after the Effective Date, and without any further consideration, the parties to this Agreement agree to execute, acknowledge and deliver all such additional plans, agreements, instruments of conveyance, deeds, assignments, bills of sale, conveyances, instruments, notices, releases, acquittances, assumptions and other documents, and will do all such other acts and things, all in accordance with applicable law, as may be necessary or appropriate (i) more fully to assure that the applicable parties to this Agreement and entities to be formed or incorporated pursuant to the terms of this Agreement own all of the properties, rights, titles, interests, estates, remedies, powers and privileges granted by this Agreement, or which are intended to be so granted, (ii) more fully and effectively to vest in the applicable parties to this Agreement and their respective successors and assigns beneficial and record title to the interests contributed and assigned by this Agreement or intended so to be, (iii) more fully and effectively to provide for the assumption of the Assumed Liabilities and (iv) more fully and effectively to carry out the purposes and intent of this Agreement.
      Section 4.2     Power of Attorney. Each party that has conveyed the Trust Assets and/or the Residual Assets as reflected by this Agreement (the “Conveying Party”) hereby constitutes and appoints the general partner of the Operating Company, and its authorized agents, (the “Attorney-in-Fact”), its true and lawful attorney-in-fact with full power of substitution for it and in its name, place and stead or otherwise on behalf of the Conveying Party and its successors and assigns, and for the benefit of the Operating Company to demand and receive from time to time the Trust Assets and Residual Assets contributed and to execute in the name of the Conveying Party and its successors and assigns instruments of conveyance and instruments of further assurance and to give receipts and releases in respect of the same, and from time to time to institute and prosecute in the name of the Conveying Party for the benefit of the Operating Company, any and all proceedings at law, in equity or otherwise that the Attorney-in-Fact may deem proper in order to (i) collect, assert or enforce any claims, rights or titles of any kind in and to the Trust Assets or the Residual Assets, (ii) defend and compromise any and all actions, suits or proceedings in respect of any of the Trust Assets or the Residual Assets, and (iii) do any and all such acts and things in furtherance of this Agreement as the Attorney-in-Fact shall deem advisable. The Conveying Party hereby declares that the appointment hereby made and the powers hereby granted are coupled with an interest and are and shall be irrevocable and perpetual and shall not be terminated by any act of Conveying Party or its successors or assigns or by operation of law.
ARTICLE V
TITLE MATTERS
      Section 5.1     Encumbrances.
      (a) Except to the extent provided in Article III or any other document executed in connection with this Agreement, the contribution and conveyance of the Trust Assets and the Residual Assets are made expressly subject to all recorded encumbrances, agreements, defects, restrictions, and adverse claims covering the respective Trust Assets or the Residual Assets and all laws, rules, regulations, ordinances, judgments and orders of Governmental Authorities having or asserting jurisdiction over the Trust Assets or the Residual Assets and operations conducted thereon or therewith, in each case to the extent the same are valid and enforceable and affect the Trust Assets and/or the Residual Assets.
      (b) To the extent that certain jurisdictions in which the Trust Assets or the Residual Assets are located may require that the documents be recorded in order to evidence the transfers of title reflected in this

Agreement, then the provisions set forth in Section 5.1(a) immediately above shall also be applicable to the conveyances under such documents.
      Section 5.2     Disclaimer of Warranties; Subrogation; Waiver of Bulk Sales Laws.
      (a) EXCEPT TO THE EXTENT PROVIDED IN ANY OTHER DOCUMENT EXECUTED OR DELIVERED IN CONNECTION WITH THIS AGREEMENT, THE PARTIES TO THIS AGREEMENT ACKNOWLEDGE AND AGREE THAT NONE OF THE PARTIES TO THIS AGREEMENT HAS MADE, DOES MAKE, AND EACH SUCH PARTY SPECIFICALLY NEGATES AND DISCLAIMS, ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT, REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF THE TRUST ASSETS OR THE RESIDUAL ASSETS INCLUDING, WITHOUT LIMITATION, THE WATER, SOIL, GEOLOGY OR ENVIRONMENTAL CONDITION OF THE TRUST ASSETS OR THE RESIDUAL ASSETS GENERALLY, INCLUDING THE PRESENCE OR LACK OF HAZARDOUS SUBSTANCES OR OTHER MATTERS ON THE TRUST ASSETS OR THE RESIDUAL ASSETS, (B) THE INCOME TO BE DERIVED FROM THE TRUST ASSETS OR THE RESIDUAL ASSETS, (C) THE SUITABILITY OF THE TRUST ASSETS OR THE RESIDUAL ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON, (D) THE COMPLIANCE OF OR BY THE TRUST ASSETS OR THE RESIDUAL ASSETS OR THEIR RESPECTIVE OPERATION WITH ANY LAWS (INCLUDING WITHOUT LIMITATION ANY ZONING, ENVIRONMENTAL PROTECTION, POLLUTION OR LAND USE LAWS, RULES, REGULATIONS, ORDERS OR REQUIREMENTS), OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY OF THE TRUST ASSETS OR THE RESIDUAL ASSETS. EXCEPT TO THE EXTENT PROVIDED ABOVE OR IN ANY OTHER DOCUMENT EXECUTED OR DELIVERED IN CONNECTION WITH THIS AGREEMENT, THE PARTIES TO THIS AGREEMENT ACKNOWLEDGE AND AGREE THAT EACH HAS HAD THE OPPORTUNITY TO INSPECT THE RESPECTIVE TRUST ASSETS AND THE RESIDUAL ASSETS, AND EACH IS RELYING SOLELY ON ITS OWN INVESTIGATION OF THE RESPECTIVE TRUST ASSETS AND THE RESIDUAL ASSETS AND NOT ON ANY INFORMATION PROVIDED OR TO BE PROVIDED BY ANY OF THE PARTIES TO THIS AGREEMENT. EXCEPT TO THE EXTENT PROVIDED ABOVE OR IN ANY OTHER DOCUMENT EXECUTED OR DELIVERED IN CONNECTION WITH THIS AGREEMENT, NONE OF THE PARTIES TO THIS AGREEMENT IS LIABLE OR BOUND IN ANY MANNER BY ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE TRUST ASSETS AND THE RESIDUAL ASSETS FURNISHED BY ANY AGENT, EMPLOYEE, SERVANT OR THIRD PARTY. EXCEPT TO THE EXTENT PROVIDED ABOVE OR IN ANY OTHER DOCUMENT EXECUTED OR DELIVERED IN CONNECTION WITH THIS AGREEMENT, EACH OF THE PARTIES TO THIS AGREEMENT ACKNOWLEDGE THAT TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE CONTRIBUTION OF THE TRUST ASSETS AND THE RESIDUAL ASSETS AS PROVIDED FOR HEREIN IS MADE IN AN “AS IS,” “WHERE IS” CONDITION WITH ALL FAULTS, AND THE TRUST ASSETS AND THE RESIDUAL ASSETS ARE CONTRIBUTED AND CONVEYED SUBJECT TO ALL OF THE MATTERS CONTAINED IN THIS SECTION. THIS SECTION SHALL SURVIVE SUCH CONTRIBUTION AND CONVEYANCE OR THE TERMINATION OF THIS AGREEMENT. THE PROVISIONS OF THIS SECTION HAVE BEEN NEGOTIATED BY THE PARTIES TO THIS AGREEMENT AFTER DUE CONSIDERATION AND ARE INTENDED TO BE A COMPLETE EXCLUSION AND NEGATION OF ANY REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE TRUST ASSETS AND THE RESIDUAL ASSETS THAT MAY ARISE PURSUANT TO ANY LAW NOW OR HEREAFTER IN EFFECT, OR OTHERWISE, EXCEPT AS SET FORTH IN THIS AGREEMENT OR ANY OTHER DOCUMENT EXECUTED OR DELIVERED IN CONNECTION WITH THIS AGREEMENT.

      (b) To the extent that certain jurisdictions in which the Trust Assets and/or the Residual Assets are located may require that documents be recorded in order to evidence the transfers of title reflected in this Agreement, then the disclaimers set forth in Section 5.2(a) immediately above shall also be applicable to the conveyances under such documents.
      (c) The transfer of the Trust Assets and/or the Residual Assets made under this Agreement are made with full rights of substitution and subrogation of the respective parties receiving such transfers, and all Persons claiming by, through and under such parties, to the extent assignable, in and to all covenants and warranties by the predecessors-in-title of the parties contributing the Trust Assets and/or the Residual Assets, and with full subrogation of all rights accruing under applicable statutes of limitation and all rights of action of warranty against all former owners of the Trust Assets and/or the Residual Assets.
      (d) Each of the parties to this Agreement agrees that the disclaimers contained in this Section 5.2 are “conspicuous” disclaimers. Any covenants implied by statute or law by the use of the words “grant,” “convey,” “bargain,” “sell,” “assign,” “transfer,” “deliver,” or “set over” or any of them or any other words used in this Agreement or any exhibits hereto are hereby expressly disclaimed, waived or negated.
      (e) Each of the parties to this Agreement hereby waives compliance with any applicable bulk sales law or any similar law in any applicable jurisdiction in respect of the transactions contemplated by this Agreement.
ARTICLE VI
MISCELLANEOUS
      Section 6.1     Consents. If there are prohibitions against or conditions to the contribution and conveyance of one or more of the Trust Assets or the Residual Assets without the prior written consent of third parties, including, without limitation, Governmental Authorities (other than consents of a ministerial nature which are normally granted in the ordinary course of business), which if not satisfied would result in a material breach of such prohibitions or conditions or would give an outside party the right to terminate rights of the party to whom the applicable assets were intended to be conveyed (the “Beneficial Owner”) with respect to such portion of the Trust Assets or the Residual Assets (herein called a “Restriction”), then any provision contained in this Agreement to the contrary notwithstanding, the transfer of title to or interest in each such portion of the Trust Assets or the Residual Assets (herein singularly called the “Restriction Asset”) pursuant to this Agreement shall not become effective unless and until such Restriction is satisfied, waived or no longer applies. When and if such a Restriction is so satisfied, waived or no longer applies, to the extent permitted by applicable law and any applicable contractual provisions, the assignment of the Restriction Asset subject thereto shall become effective automatically as of the Effective Date, without further action on the part of any party to this Agreement. Each of the applicable parties to this Agreement that were involved with the conveyance of a Restriction Asset agree to use their reasonable best efforts to obtain on a timely basis satisfaction of any Restriction applicable to any Restriction Asset conveyed by or acquired by any of them. The description of any portion of the Trust Assets or Residual Assets as a “Restriction Asset” shall not be construed as an admission that any Restriction exists with respect to the transfer of such portion of the Trust Assets or Residual Assets. In the event that any Restriction Asset exists, the applicable party agrees to continue to hold such Restriction Asset in trust for the exclusive benefit of the applicable party to whom such Restriction Asset was intended to be conveyed and to otherwise use its reasonable best efforts to provide such other party with the benefits thereof, and the party holding such Restriction Asset will enter into other agreements, or take such other action as it may deem necessary, in order to ensure that the applicable party to whom such Restriction Asset was intended to be conveyed has the assets and concomitant rights necessary to enable the applicable party to operate such Restriction Asset in all material respects as it was operated prior to the Effective Date.
      Section 6.2     Costs. The Operating Company shall pay all sales, use and similar taxes arising out of the contributions, conveyances and deliveries to be made hereunder, and shall pay all documentary, filing, recording, transfer, deed, and conveyance taxes and fees required in connection therewith. In addition, the Operating Company shall be responsible for all costs, liabilities and expenses (including court costs and reasonable attorneys’ fees) incurred in connection with the satisfaction or waiver of any Restriction pursuant to Section 6.1.
      Section 6.3     Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to contracts made and to be performed wholly within such state without giving effect to conflict of law principles thereof, except to the extent that it is mandatory that the law of some other jurisdiction shall apply. Each party hereto hereby submits to the jurisdiction of the state and federal courts in the State of Texas and to venue in Dallas, Texas.
      Section 6.4     Entire Agreement, Supersedure. This Agreement, together with the exhibits to this Agreement as executed, delivered and filed, as applicable, constitutes the entire agreement of the parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.
      Section 6.5     Amendment or Modification. This Agreement may be amended, modified or supplemented from time to time only by the written agreement of all the parties hereto.
      Section 6.6     Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties signatory hereto and their respective successors and assigns.
      Section 6.7     No Third Party Rights. The provisions of this Agreement are intended to bind the parties signatory hereto as to each other and are not intended to and do not create rights in any other Person or confer upon any other Person any benefits, rights or remedies and no Person is or is intended to be a third party beneficiary of any of the provisions of this Agreement.
      Section 6.8     Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.
      Section 6.9     Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be held invalid or unenforceable to any extent, the remainder of this agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.
      Section 6.10     Gender, Parts, Articles and Sections. Whenever the context requires, the gender of all words used in this Agreement shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural. All references to Article numbers and Section numbers refer to Articles and Sections of this Agreement, unless the context otherwise requires.
      Section 6.11     Descriptive Headings. The descriptive headings of the several paragraphs, subparagraphs and clauses of this Agreement were inserted for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.
      (Signature page follows)

      IN WITNESS WHEREOF, the parties have executed this Agreement on and as of the Effective Date.

SABINE ROYALTY TRUST

By: Bank of America, N.A., as Trustee

By:

Name:

Title:

SABINE PRODUCTION PARTNERS, L.P.

By: Sabine Production Management, LLC

By: Sabine Production Operating, LLC

By:

Name:

Title:

SPP OPERATING, LP

By: SPP Management Ltd. Co., its general partner

By:

Name:

Title:

EXHIBIT A
ASSUMED LIABILITIES
      1. All liabilities to Bank of America, N.A., in its capacity as Trustee of SRT, including all liabilities, expenses, claims, damages or losses of the Trustee and properly the responsibility of SRT pursuant to the terms of the Royalty Trust Agreement, dated December 31, 1982.
      2. All contingent liabilities of SRT including such contingent liabilities as would require or permit SRT (or the trustee acting on its behalf) to, in the absence of the assumption by the Operating Company hereunder, establish a reserve for the payment thereof on liquidation.

EXHIBIT B
COMPANY ASSETS
      1. all perpetual or term mineral and perpetual or term royalty interests in oil, gas or other minerals owned by SRT as of the Effective Date;
      2. all overriding royalty interests, production payment interests, net profit interests and other non-operating interests of whatever nature or description in lands located in any of the States referenced above as of the Effective Date, together with all rights of ingress and egress and all other appurtenances belonging or appurtenant to the property interests described in sub-paragraphs (i) and this (ii);
      3. all cash, cash equivalents, deposits, reserves for contingent liabilities and other current assets;
      4. copies of all books, operating and financial records, correspondence, files and other data of SRT used in or relating to the business of SRT;
      5. all intellectual property, including patents, trademarks, trade names and other names used in the business of SRT, trade secrets, fictitious names, service marks, designs, NYSE trading symbol, literature, logos, business cards, stationery and advertising materials owned by, leased by, licensed to, or used in, the business of SRT, and all computer software owned or licensed by SRT and used in the business of SRT;
      6. SRT’s interests in all leases and licenses of furniture, equipment, supplies, vehicles, computer hardware or systems and properties;
      7. all furniture, equipment and fixed assets (including fixtures), supplies, vehicles, computer hardware or systems, tools and leasehold improvements of SRT owned by, leased by or licensed to SRT;
      8. all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities relating to SRT, to the extent that any of the foregoing may be transferred (upon any filing, application or other action by SRT or an other Person);
      9. all goodwill of SRT;
      10. all claims of SRT against third parties, referrals and other intangible assets or contractual rights relating to the Trust Assets and/or the Residual Assets or the business of SRT, whether choate or inchoate, known or unknown, contingent or non-contingent.
      11. all insurance benefits, including rights and proceeds, arising from or relating to the Trust Assets or the business of SRT prior to the Effective Date;
      12. all rights under express or implied warranties, if any, from suppliers, manufacturers or others with respect to any of the foregoing; and

SABINE PRODUCTION PARTNERS, LP
      Manually signed facsimile copies of the proxy card will be accepted. The proxy card and any other required documents should be sent to the solicitation agent at the address set forth below:
The solicitation agent for the offer is:
Georgeson Shareholder Communications, Inc.
17 State Street
New York, New York 10004
Toll Free: (866) 729-6808
E-mail: spp@gscorp.com
      Any questions or requests for assistance may be directed to the information agent at its address and telephone numbers set forth below. Additional copies of this prospectus/proxy statement, the proxy card and additional soliciting materials may be obtained from the information agent at its address and telephone numbers set forth below. Holders of SRT units may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.
The information agent for the offer is:
Georgeson Shareholder Communications, Inc.
17 State Street
New York, New York 10004
Toll Free: (866) 729-6808
E-mail: spp@gscorp.com
      Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS/ PROXY STATEMENT

Item 20.	Indemnification of Directors and Officers.
      The section of the prospectus/proxy statement entitled “Description of Our Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Subject to any terms, conditions or restrictions set forth in our partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 21.	Exhibits and Financial Statement Schedules.
      (a) Exhibits.
      See the Exhibit Index.
      (b) Financial Statement Schedules.
      None.
      (c) Reports, Opinions and Appraisals.
      None.
Item 22. Undertakings.
      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus/proxy statement required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus/proxy statement any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus/proxy statement filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus/proxy statement, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus/proxy statement is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Form F-3.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The undersigned registrant undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus/proxy statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus/proxy statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
      The registrant undertakes that every prospectus/proxy statement: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus/proxy statement pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.
      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Fort Worth, State of Texas, on November 17, 2005.

SABINE PRODUCTION PARTNERS, LP

By:	Sabine Production Management, LLC, its sole general partner

By:	Sabine Production Operating, LLC, its manager

By:	/s/ Gerald W. Haddock

Name: Gerald W. Haddock

Title:	Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gerald W. Haddock Gerald W. Haddock	Chairman and Office of the Chief Executive Officer and Member of the Governing Board of the Managing Member (Principal Executive Officer)	November 17, 2005

/s/ S. Jeffrey Johnson S. Jeffrey Johnson	Office of the Chief Executive Officer and Member of the Governing Board of the Managing Member (Principal Executive Officer)	November 17, 2005

/s/ Dr. Kenneth Q. Carlile Dr. Kenneth Q. Carlile	Office of the Chief Executive Officer and Member of the Governing Board of the Managing Member (Principal Executive Officer)	November 17, 2005

/s/ James E. Farrell James E. Farrell	Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	November 17, 2005

/s/ Jack I. Tompkins Jack I. Tompkins	Member of Governing Board of the Managing Member	November 17, 2005

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

2	.1**	Proposed Transfer, Exchange and Assumption Agreement by Sabine Royalty Trust, in favor of Sabine Production Partners, LP (included as Annex D to the prospectus/proxy statement)
3	.1.a**	Certificate of Limited Partnership of Sabine Production Partners, LP (Texas)
3	.1.b**	Articles of Conversion of Sabine Production Partners, LP from a Domestic Limited Partnership to a Foreign Limited Partnership
3	.1.c**	Certificate of Conversion of Sabine Production Partners, LP from a Foreign Limited Partnership to a Domestic Limited Partnership
3	.1.d**	Certificate of Limited Partnership of Sabine Production Partners, LP (Delaware)
3	.2***	Form of Amended and Restated Agreement of Limited Partnership of Sabine Production Partners, LP (included as Annex A to the prospectus/proxy statement)
3	.3**	Articles of Organization of Sabine Production Management, LLC
3	.4**	Restated Regulations of Sabine Production Management, LLC
3	.5**	Articles of Organization of Sabine Production Operating, LLC
3	.6*	Amended and Restated Regulations of Sabine Production Operating, LLC
3	.7**	Specimen Certificate of Common Units of Sabine Production Partners, LP (included as Exhibit A to Exhibit 3.2)
5	.1***	Opinion of Andrews Kurth LLP as to the legality of the securities being registered
8	.1***	Opinion of Andrews Kurth LLP relating to tax matters
8	.2***	Opinion of Andrews Kurth LLP relating to certain trust tax matters
10	.1***	Proposed First Amendment to Royalty Trust Agreement of Sabine Royalty Trust (included as Annex C to the prospectus/proxy statement)
10	.2***	Option Agreement dated May 31, 2005 between the General Partner and Jack Tompkins
10	.3*	Omnibus Agreement, dated October 31, 2005 between Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC
10	.4*	Compensation Reimbursement Agreement dated October 31, 2005 between Sabine Production Operating, LLC and Cano Petroleum, Inc.
10	.5*	Non-Competition and Confidentiality Agreement dated October 31, 2005 between the Partnership and Dr. Kenneth Q. Carlile
10	.6*	Proposed Transfer, Exchange and Assumption Agreement (included as Annex D to the prospectus/ proxy statement)
23	.1*	Consent of KPMG LLP for Sabine Production Partners, LP
23	.2*	Consent of KPMG LLP for the Governing Board of Managers of the Managing Member of Sabine Production Management, LLC
23	.3***	Consent of Andrews Kurth LLP (contained in Exhibit 5.1)
23	.4***	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)
24	.1**	Powers of Attorney (included on the signature page to the original Registration Statement)
99	.1***	Form of Letter to Sabine Royalty Trust unit holders — solicitation date proxy
99	.2***	Form of Letter to Sabine Royalty Trust unit holders — record date proxy
99	.3***	Form of solicitation date proxy
99	.4**	Form of record date proxy
99	.5**	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99	.6**	Form of FIRPTA Certificate
99	.7*	Form of Press Release announcing effectiveness of Registration Statement
99	.8*	Form of Letter to Sabine Royalty Trust unit holders — Reminder to vote

*	Filed herewith.

**	Previously filed.

***	Amended exhibit filed herewith.